02042951

82- SUBMISSIONS FACING S...

MICROFICHE CONTROL LABEL

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REGISTRANT'S NAME Electrocomponents plc

*CURRENT ADDRESS International Management Centre
5000 Oxford Business Park South
Oxford OX4 2BH
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

FILE NO. 82- 34672 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 7/30/02

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

02 JUL 30 AM 9:19

88(2)

Return of Allotment of Shares

Company Number	647788
Company name in full	ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	04	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1571		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.41		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

es and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MS JOCELYN HENRI DENIS CAYETANOT Address: 3 RUE DERAZEY 60930 FAILLEUL SUR THERAIN, FRANCE UK Postcode	Class of shares allotted ORDINARY	Number allotted 1571
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 18 MAY 2001

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A TOWNER ELECTROCOMPONENTS PLC
5000 OXFORD BUSINESS PARK SOUTH
OXFORD OX4 2BH Tel 01865 207492
DX number DX exchange

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

02 JUL 30 AM 9:10

88(2)

Return of Allotment of Shares

Company Number	647788
Company name in full	ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	04	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	877		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	£3.43		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

...mes and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name CHRISTINE COUVERCHEL	Class of shares allotted	Number allotted
Address 8 CITE SAINT-EPIN, 60250 BURY, FRANCE	ORDINARY	385
UK Postcode		
Name NATHALIE AUTHIER	Class of shares allotted	Number allotted
Address 20 RUE DE VIENNE APT 12, 27140 GILORS, FRANCE	ORDINARY	440
UK Postcode		
Name FRANCOIS DODARD	Class of shares allotted	Number allotted
Address 29 RUE PRINCIPALE, 60120 LAVACQUERIE, FRANCE	ORDINARY	52
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 18 MAY 2001

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A TOWNER, ELECTROCOMPONENTS PLC
5000 OXFORD BUSINESS PARK SOUTH
OXFORD OX4 2BH Tel 01865 207492
DX number DX exchange

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

02 JUL 30 AM 9: 10

88(2)

Return of Allotment of Shares

Company Number 647788

Company name in full ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	04	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1550		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	£4.71		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

es and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: APOLLO NOMINEES LTD	Class of shares allotted	Number allotted
Address: PARTICIPANT ID 002 MEMBER ACCOUNT ID DEP	ORDINARY	1550
1 FINSBURY AVENUE, LONDON		
UK Postcode EC2M 2PP		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 18 MAY 2001

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A. TOWNER, ELECTROCOMPONENTS PLC
5000 OXFORD BUSINESS PARK SOUTH
OXFORD OX4 2BH Tel 01865 207492
DX number DX exchange

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	647788
Company name in full	ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	04	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	70		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	£3.43		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: APOLLO NOMINEES LTD Address: PARTICIPANT ID 002 MEMBER ACCOUNT ID DEP 1 FINSBURY AVENUE, LONDON UK Postcode EC2M 2PP	ORDINARY	70
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 18 MAY 2001

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A. TOWNER, ELECTROCOMPONENTS PLC
5000 OXFORD BUSINESS PARK SOUTH
OXFORD OX4 2BH Tel 01865 207492
DX number DX exchange

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 647788

Company name in full ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	04	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	237		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.41		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: APOLLO NOMINEES LTD Address: PARTICIPANT ID 002 MEMBER ACCOUNT ID DEP 1 FINSBURY AVENUE, LONDON UK Postcode EC2M 2PP	Class of shares allotted: ORDINARY	Number allotted: 237
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 18 MAY 2001

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A. TOWNER, ELECTROCOMPONENTS PLC
5000 OXFORD BUSINESS PARK SOUTH
OXFORD OX4 2BH Tel 01865 207492

DX number DX exchange

AVS: 335097

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Notice of Results
Released	11:00 11 May 2001
RNS Number	4636D

Full Announcement Text

Electrocomponents plc

Electrocomponents plc will announce its preliminary results for the year ended 31 March 2001 on 30 May 2001 and the Board of Directors will meet that morning for the purposes *of declaring a dividend.*

Carmelina Carfora

Company Secretary

11 May 2001

END

AVS: 841497

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Final Results
Released	07:01 30 May 2001
RNS Number	3618E

Full Announcement Text

Embargoed to 7:00am, Wednesday 30 May 2001

PRELIMINARY STATEMENT

Electrocomponents plc, the major electronic, electrical and industrial supplies distribution Group, today announces its results for the year ended 31 March 2001.

The highlights of the Group are as follows:

Sales of continuing operations	£823.9m	Up	15.8%
Operating profit of continuing operations*	£130.9m	Up	10.7%
Profit before tax*♦	£124.1m	Up	7.6%
Earnings per share*♦	20.6p	Up	8.4%
Dividend per share	13.8p	Up	15.0%
Net debt	£75.5m	Lower by	£20.3m

* Before amortisation of goodwill arising from the Allied acquisition.

♦ Before exceptional loss on closure of Pact.

Commenting on the results, Mr Roy Cotterill, the Chairman said:

This has been a year during which we have begun the process of delivering the major strategic initiatives introduced in the recent past: our US operation has performed very well; the Japanese company has proved the relevance of the RS Model to that economy and is on track; our operation in the Peoples Republic of China has progressed well, whilst a rapidly increasing number of our customers are finding the Internet a convenient way to conduct their business.

While trading conditions have become more challenging in some of our markets since the end of the year, we believe these conditions will prove to be cyclical.

In the United States the large sales gains achieved by Allied this time last year have not been fully retained, whilst sales have slowed in the United Kingdom. In both markets there are early indications that trading conditions are stabilising. Elsewhere sales growth rates are slightly lower than last year but sufficient to compensate for the United States.

Our gross margins and service to customers are improving and we expect the outcome for the year to show further progress.

We are maintaining our investment in the strategic development of the Group which the Board is confident will bring high returns to shareholders in future years.

Roy Cotterill
30 May 2001

Enquiries:

Roy Cotterill, Chairman	Electrocomponents plc	0207 567 8000*
Bob Lawson, Chief Executive	Electrocomponents plc	0207 567 8000*
Jeff Hewitt, Deputy Chairman / Finance Director	Electrocomponents plc	0207 567 8000*
Diana Soltmann / Andy Berry	Flagship Consulting Ltd	0207 299 1500

* Available to 17:00 on 30 May, thereafter 01865 204000.

The results and analyst presentation are published on the Corporate website at www.electrocomponents.com

CHAIRMAN'S STATEMENT ON THE PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2001

The year under review has been a period during which we have begun the process of delivering the major strategic initiatives introduced in the recent past: our US operation, Allied Electronics, has a full 12 months' trading in the results and has performed very well; the Japanese company has proved the relevance of the RS Model to that economy and is on track; our operation in the Peoples Republic of China, with the stocking location in Shanghai, has progressed well, whilst a rapidly increasing number of our customers are finding the Internet a convenient way to conduct their business.

Sales excluding Pact have increased by 15.8% to £823.9m and operating profit before amortisation of goodwill has increased by 10.7% to £130.9m.

The cash generative capability of the Group is demonstrated again by the reduction in debt from £95.8m to £75.5m.

For several years Pact had not been considered a core part of our business and in 2000 it was decided to either sell it or close it. After a thorough examination it was found that a sale on reasonable terms would not be possible, so the business has been closed.

We are now and will remain focused entirely on the high service distribution of technical products to technical people.

Ten years ago, Electrocomponents was a small, high service distributor with all its RS operations in the British Isles. We decided to focus on high service distribution, to expand this activity organically and to dispose of other peripheral and less profitable non-core operations. The aim was to achieve growth by increasing the range of products, the range of services and the geographic areas in which we operate.

Today we have 26 successful operations in every major economy. At the moment, each has a different number of products and different levels of service. In the UK we offer over 129,000 products, and if a customer places an order before 8 pm on any day of the year, the order will always be despatched before 10 pm that evening.

Our strategy is simple; we aim to bring every operation in the world at least up to the level of service available in the United Kingdom and to the same level of market penetration. This is 'the Prize' which is achievable.

Your Board continues to show its confidence in the future performance of the Group by recommending a final dividend of 9.55p, up by 15.1%, making a total of 13.8p for the year, an increase of 15.0%.

We were pleased to achieve entry to the FTSE 100 index of largest UK companies in September 2000 after having been high on the reserve list for some time. Since the initial listing in 1967, Electrocomponents has not raised any new capital from the stock market and has funded its largely organic growth through internal cash generation and limited use of debt. Over this 34 year period the market capitalisation has increased 1000-fold, such that one thousand pounds invested at flotation in 1967 was worth ca. one million pounds at the time of entering the FTSE 100, without re-investing dividends: and our dividends per share have increased every year. This is a remarkable history of sustained growth of shareholder value over the long term and is testimony to the value of the RS business model.

Management

At the Annual General Meeting on 20th July, Bob Lawson will retire as Chief Executive to become Chairman Designate and Ian Mason will become Chief Executive. At the Interim Announcement on the 7th November, Bob will assume my role as Chairman.

I have had a marvellous time as Chairman of Electrocomponents and of the evolution, I say only this: If Bob and Ian receive the same wonderful support from the employees and the Board that I have enjoyed – and I know that they will – then the past successes will, at the very least, be matched by future successes.

Financial Performance

Sales, profits and earnings

Group sales including Pact increased by 12.3% to £855.1m. Before goodwill amortisation and exceptional charges operating profit rose 10.2% to £130.9m, profit before tax rose 7.6% to £124.1m and earnings per share rose 8.4% to 20.6p.

The year included the Pact business for nine months to 31 December 2000, when the decision was taken to close the business. It was subsequently closed at an exceptional loss of £6.9m before tax. In the nine months Pact contributed £31.2m to turnover and broke even on profits. The cash inflow to the Group from the closure will be more than £8m of which £3.9m was realised in the year. These exclude proceeds from the future sale of the property.

The continuing operations comprising the RS and Allied businesses had turnover of £823.9m and growth of 15.8%, with operating profit before goodwill amortisation of £130.9m, a growth of 10.7%. Allied was acquired on 2 July 1999 and so was in the prior year comparative for nine months. Excluding Allied the growth in turnover was 10.0%. In its first full year in the Group, Allied contributed £26.4m to Group profits, more than covering the interest costs from financing the acquisition and the amortisation of goodwill that arose from the acquisition.

Exchange rate movements had no translation effect on our reported operating profit. At constant exchange rates, sales would have been £4.8m lower. Adjusting sales for the number of trading days in the year and to constant exchange rates gives an underlying sales growth of the continuing operations of 12.3% (including Allied on a day adjusted basis).

For the continuing operations, the gross margin was 49.1%, down from 50.5% last year due to the larger proportion of Allied sales at a lower gross margin.

Operating margins of continuing operations (before amortisation of goodwill) declined from 16.6% to 15.9% due to further significant investments in the development of the Group. Our higher growth businesses are our smaller businesses that, due to scale effects, have higher costs relative to sales than our most developed, but slower growth business in the UK. The overall margin development in the year reflects this change in mix of cost bases across the Group. Additionally our strategic investments have continued, as described below, including: e-Commerce with costs of £4.0m, compared to £2.5m last year, China with the costs of the Chinese language catalogue and Shanghai warehouse amounting to £2.5m, whilst Japan losses declined to £6.3m from £7.0m last year. Given our share price development relative to the peer group, the funding of the Long Term Incentive Plan required a charge of £2.5m in the year compared to £1.5m last year.

Overall process costs were £65.7m or 8.0% of continuing sales, compared to 8.3% last year. The largest component of these costs was again Information Systems, accounting for about 36% of the total.

The interest charge was £6.8m compared to £3.5m last year, mainly due to a full years' financing cost for Allied. The tax rate of 28%, based on profit before tax, goodwill amortisation and adjusted for the exceptional loss, was lower than the prior year 29% as the higher profit generated by Allied was again shielded from tax by the use of earlier tax losses and by the tax deduction allowed for goodwill amortisation in the United States. In accordance with FRS10 "Goodwill and intangible assets", the £214.8m of goodwill that arose on the acquisition of Allied is being written off over 20 years and the amortisation was £11.6m.

Profit before tax and after goodwill amortisation and exceptional loss was £105.6m and the effective tax rate on this profit was 31.2%. After tax, the profit for the year amounted to £72.6m, down 1.8%. Earnings per share before goodwill amortisation and exceptional loss increased 8.4% to 20.6p from 19.0p, after goodwill amortisation increased 4.7% to 17.9p and after the exceptional charge declined 1.8% to 16.8p. With the recommended final dividend of 9.55p per share, dividends rose 15.0% to 13.8p, which were covered 1.5 times by earnings before goodwill amortisation and the exceptional charge.

Cash flow and balance sheet

Free cash flow for the year was £78.6m (£66.9m last year). Operating cash flow for continuing operations was again healthy at £138.0m up from £121.8m last year and representing 116% of operating profit.

Working capital cash outflows for continuing operations amounted to £14.3m compared to £16.7m last year. Cash outflow on stocks was £8.6m compared to £19.9m last year. Stocks that were built last year to support service levels, given shortages of certain electronic components, were partly released during this year. For continuing operations, the stock turn was 2.5 times compared to 2.4 times last year. Debtors recorded an outflow of £4.5m, compared with an outflow of £15.7m last year. For continuing operations,

debtor days were 53.8 days compared with 55.9 days last year. There was a cash outflow on creditors of £1.2m, compared to an inflow of £18.9m last year due to stock movements. For continuing operations, creditor days were 40.1 days a decrease from 43.9 days last year.

The net cash inflow from discontinued operations was £4.2m, of which Pact was £4.9m including £3.9m since the closure announcement.

Capital expenditures were £24.3m and while higher than last year (£16.6m) were lower than we expected as investments in systems took longer to move into the spending phase. Looking forward, systems investments will increase significantly reaching over £40m over the next three years. Warehouse investments will also increase over this period to a similar magnitude and will include facilities in Germany and Italy and smaller ones elsewhere.

After higher tax and dividend payments the decrease in net debt was £20.3m, giving year-end net debt of £75.5m.

Profit before tax (after goodwill amortisation but before the exceptional charge) on net assets was 27.0%, down from 28.7% last year. These returns remain substantially higher than the Group's cost of capital. Over recent years the investments made in implementing the Group strategy have reduced the reported returns.

Our total shareholder return over the year was a negative 12.0% driven by the share price decrease between the year-ends and this compares with the negative 10.8% return on the Allshare index.

Strategic Initiatives

Our strategic initiatives are not only critical to our geographic development but also differentiate us from competitors.

Allied: Allied is our North American arm, acquired from Avnet in July 1999. Last year sales grew by 24.6% to £148.7m (adjusted for trading days and at constant exchange rates). This sales growth includes an adjustment for the first quarter of last year when we did not own the business. Contribution grew to £26.4m and this has been achieved after continued investment in sales offices and infrastructure. These investments will allow Allied to grow in the large but fragmented US market as smaller participants will not be able to match such investments and their service levels will suffer. Many are now putting themselves up for sale, but we will not acquire them as such bolt on companies would not bring value to the Group.

Despite current conditions, our view remains that the sustainable growth for Allied in the years ahead is in the mid-teens. This will come partly from the long term consolidation of the market and partly from underlying growth.

We have strengthened the management team with the appointment of Bob Pfleg as Executive Vice President, with the intention that he succeed David Yaniko as President on his retirement in July this year. Bob has long experience of US and European component distribution from his various roles within 3M.

Looking ahead, Allied remains focused on meeting the needs of customers from its 74 locations. Customer research indicates that providing our service through these local offices is valued and differentiates us significantly from our competitors.

Allied is a hugely valuable addition to Electrocomponents and is now beginning to play a full role, for example through the procurement and supply of US specification products to our growing markets in Asia.

Japan: After two years trading, Japan has met all our objectives. Sales have grown exponentially by 184.8% (adjusted) to £8.6m and are now ahead of our original plan, while losses of £6.3m are in line with expectations with breakeven remaining on track for the year to 31 March 2004.

More importantly, RS Japan is now recognised as the provider of a unique and valued service to engineers. The loyalty of customers continues to demonstrate the value of the service we offer and we now have an active customer base of over 20,000 engineers.

A fifth catalogue was published in March and now contains 35,000 products, a 40% increase since launch. e-Commerce sales now represent about 15% of the total with some customers coming to us without a catalogue or any other physical media. We have decided to roll out the Group's more advanced e-Purchasing capabilities in Japan in order to capitalise further on our unique market position.

Under its dynamic local leadership, we are confident that RS Japan will achieve our development

objectives.

People's Republic of China: A further major initiative is the development of our offer in the People's Republic of China. Sales grew by a remarkable 46.3%(adjusted) in the year.

The local language and locally priced catalogue, CD- Rom and website containing 60,000 products, launched at the start of the year, have been a great success. The second edition was launched in April 2001 confirming to our Chinese customers our commitment to the market. In September 2000, our first locally-stocked warehouse was opened to serve metropolitan Shanghai and to allow us to offer customers there a standard of service similar to that which we offer in our more developed markets. Our first e-Procurement contract has been agreed with a major Chinese utility, using the web-site to provide on-line, small quantity supplies. This type of service has been welcomed by customers and once more underlines the power of our offer.

e-Commerce: Currently, our total e-Commerce activity accounts for about 6% of Group sales, and is growing fast in all markets. Although the hype surrounding "dot.coms" has subsided, customers are continuing to explore the internet options open to them and find that RS is an able and efficient partner, with practical and effective solutions that work.

Our initiatives in e-Commerce affect all our businesses and activities. We have no doubt that building a suite of e-Commerce capabilities on the back of our strong brand and infrastructure is now, and will continue to be, a winning combination. For Electrocomponents, e-Commerce is not merely the creation of an on-line catalogue, but is a major opportunity to create unique services for customers that can only be provided from this medium. For example, the e-Purchasing capability that is now available to customers in the UK and will shortly be rolled out across Europe, enables customers to make substantial cost-savings on small order buying. Most importantly, customers find that e-Purchasing via the RS web-sites is particularly valuable as a low cost and low risk entry into internet trading. For large companies that decide to invest in e-Procurement packages we are one of the very few companies in Europe that can provide the required support known as "punch out", which makes such packages usable in practice, by providing the required rich content.

e-Commerce is important to our market development strategy and we will continue to invest to maintain our clear leadership position. Over the year, revenue expense in e-Commerce increased from £2.5m to £4.0m and capital investment increased sharply from £0.3m to £3.6m to support these critical initiatives.

Information Systems: The last of our major initiatives is centred upon building our information backbone across the entire Group. Our aim is to construct even more standardised and usable databases of customers, suppliers and products across all our markets. Aligned to this is the communications infrastructure which will deliver timely and accurate information to our customers, suppliers and, of course, internally within the Group.

In the year under review, the revenue cost of Information Systems, included within Process costs, was £23.6 and we anticipate capital spending of around £40m in total over the next three years.

Operations

Across the RS businesses there has been strong growth in the Rest of Europe, Japan, and in the Rest of the World, particularly Asia, and in e-Commerce. There has been more modest growth in the UK and Australasia. Allied's progress and developments in e-Commerce have been described above.

UK: In spite of the decline in manufacturing, the strong pound and depressed activity in our traditional manufacturing base, the UK returned to growth. During the year, we continued to target and generate new customers in the growing service sector, although they are less productive in their early years. Today, manufacturing customers make up about half of our customer base, but still generate the larger part of our sales.

We have continued to emphasise the quality of our service, which was recognised by the Electronics Weekly service award. In response to customer research we moved from three to two catalogues a year. The funds released were re-allocated to marketing tools, such as specialogues and the "e-Purchasing" internet programme.

e-Purchasing reduces our customers' transaction costs and provides a low-risk entry to internet buying. There are now over 150 pilots and sites in operation compared to 100 in September 2000. Overall customer demand has been high which has raised e-Commerce to 7% of total UK sales, compared with 4% a year ago.

The number of products in the March 2001 catalogue was up 10.3% to 129,000. We are more actively encouraging customers to buy our existing, successful products while also adding more products for which there is a demonstrable demand from customer requests.

We have invested in systems and skills to ensure that we derive even higher value from the increased direct marketing investments.

Contribution margins declined slightly to 32.0% of sales as extra investments were made in e-Commerce.

Exports from the UK grew by 11.6% (adjusted).

Rest of Europe: Continental Europe achieved strong sales growth of 21.8% (adjusted) resulting in sales of £203.6m. Overall return on sales rose from 17.9% to 18.9%. High growth coupled with improving returns demonstrates very well the Electrocomponents strategy in action.

With a current turnover of £203.6m, penetration of the rest of Europe is only one tenth relative to our current UK penetration, showing the massive market potential which we continue to develop rapidly. We are pursuing a common approach as we continuously find that the RS business model can confidently be transferred from one market to another.

France: We achieved sales growth in France of 22.9% (adjusted). As a result of our heavy emphasis on marketing aimed at both developing existing customers as well as attracting new ones, active customers rose by 11% during the year. Agreements to supply a number of French multi-nationals globally were signed as the result of the strong relationships with these customers in France.

During the year, there were successful specialogues on IT, Automation, and Mechanical products. The number of products available rose by 11,000 to 88,000, and our high service levels were maintained.

Germany: Sales in Germany grew by 21.5% (adjusted). Service levels have been improved through investments in inventory management software and our ability to fulfil orders by going direct to customers across borders. Further improvements are planned. We approved investment for the building of a new warehouse, which will be operational by the end of 2002. The number of products increased by 8,000 to 79,000 and active customers rose by 6%.

Italy: Sales in Italy grew by 23.6%(adjusted), similar to our other main European markets. Service levels were improved and enhanced technical support was offered, driving part of the growth. RS Italy piloted new marketing initiatives to increase the breadth of products bought by each customer, and this should show benefits in the present year. The number of products on offer rose from 75,000 to 80,000 and active customers increased by 4%.

Other European markets: Our operations in Benelux, Spain, Ireland, Scandinavia and Austria grew by 18.7% (adjusted). These businesses are the equivalent of another large European RS company and are managed as such. The number of products increased to 55,000, service levels were improved, and we rolled out trading web-sites which were well-accepted.

Rest of the World: Our operations in the Rest of the World achieved sales growth of 17.1% (adjusted) and sales of £37.0m. Asia accounts for most of this segment.

Asia: A new regional general manager for Asia was appointed to help leverage investments across the region. However, the sub-regions of North Asia, South Asia and Australasia still retain local management and local focus. A project to rationalise the product range to be more in keeping with customers needs -- including the addition of US specification products from Allied -- was implemented. The offer was 57,000 products, and service levels were improved.

North Asia: North Asia, made up of China, Hong Kong, and Taiwan, achieved excellent growth of 26.9% (adjusted) and as highlighted above, The People's Republic of China is our most important strategic market in Asia. The investments in China are making the major contribution to our overall growth in the region and reflect the quality of our dynamic North Asia team.

South Asia: Singapore, Malaysia and the Philippines grew by 26.7% (adjusted). Investment in customer relationship management software was made in Singapore which will be rolled out to the rest of Asia. Malaysia led the group in e-Commerce, achieving 25% of sales in some months.

Australasia: Australasia returned to growth of 1.3% (adjusted) after several flat years. A new management team is taking the actions necessary to achieve sustainable growth. Profitability has been maintained despite the difficulties.

Other countries: Our other, small operating companies achieved a combined growth of 41.8% (adjusted).

Processes

The operational processes allow us to use our skills to drive pace and effectiveness and reduce costs. Establishing these processes has taken considerable investment, but the benefits are now being realised. Our development in Information Systems are described above.

Supply Chain: The key requirement of the Supply Chain process is to ensure that the stock to meet all customers' demands is available for same-day despatch in the most effective way. Many initiatives have been undertaken to improve the efficiency of our logistics activities. These range from developing closer working relationships with third party carriers to more co-ordinated management of stock across the Group. Further investments have been made to strengthen the regional logistics strategy; Manugistics, our chosen demand forecasting and supply planning system, is now in place in our four largest European markets and will be implemented in Japan and in Singapore, our Asian hub, later this year. Further development in cross-border fulfilment has enabled us to provide better service to customers and to generate efficiencies.

Facilities: The Facilities Process continues to maximise the efficiency of our warehousing. However, in Germany and Italy, growth demands new facilities. In Germany, we have acquired an 82,000sq.m greenfield site at Bad Hersfeld, 140km north of Frankfurt, and the first phase is forecast for completion and occupation in late 2002. In Italy, we will move into a leasehold warehouse near our present site by the end of this year, and early next year into new offices.

Product Management: Product Management determines the most effective range to meet customers' needs. This depends both on close links with the sales and marketing teams in operating companies, so that the products on offer match customer demands, and also on building close working relationships with our extensive supplier base. The re-shaped Asian catalogue, launched in April 2001, contains locally sourced Asia brands as well as key US-specification products sourced through Allied.

Strategic Alliance: The strategic alliance with Avnet in Europe made good progress; the enhanced semi-conductor offer successfully created revenue and stock efficiencies in RS's European businesses. Both RS and Avnet are determined to extend the product range into further, related areas.

Media Publishing: This embraces all media: over 25 catalogues and CD versions, including in Japanese and Chinese, as well as the provision of content for the Group's web sites. Efficiencies come through technological advances and economies of scale; significant savings have been achieved through rationalising paper and print purchasing.

Human Resources: People are critical to our success and their quality determines our ability to fulfil our potential. The Human Resources team works closely with senior management to identify the skills required by the Group to support the strategy. Our priority is to invest in the recruitment, development and retention of the most talented individuals. We now have 30 of our best young managers from around the world on Accelerated Potential programmes which develop them through international job moves and involvement in strategic projects. For the past year a revised annual bonus scheme was in place for management, linked more closely to Group results and the creation of shareholder value.

Summary

Looking ahead, our markets are tougher than last year, but this creates additional opportunities for our particular high service offer to customers. In spite of the more difficult conditions, we remain committed to being the world leader in high service distribution, and the year under review has been a significant step forward.

Current Trading

While trading conditions have become more challenging in some of our markets since the end of the year, we believe these conditions will prove to be cyclical.

In the United States the large sales gains achieved by Allied this time last year have not been fully retained, whilst sales have slowed in the United Kingdom. In both markets there are early indications that trading conditions are stabilising. Elsewhere sales growth rates are slightly lower than last year but sufficient to compensate for the United States.

Our gross margins and service to customers are improving and we expect the outcome for the year to show further progress.

We are maintaining our investment in the strategic development of the Group which the Board is confident will bring high returns to shareholders in future years

Roy Cotterill
Chairman
30 May 2001

Consolidated Profit and loss account

For the year ended 31st March 2001

	2001 £m Continuing Operations	2001 £m Discontinued Operations	2001 £m Total	2000 £m Continuing Operations	2000 £m Discontinued Operations	2000 £m Total
Turnover (Note 1)	823.9	31.2	855.1	711.2	50.2	761.4
Cost of sales	(419.5)	(24.7)	(444.2)	(352.3)	(40.8)	(393.1)
Gross profit	404.4	6.5	410.9	358.9	9.4	368.3
Distribution and marketing expenses	(260.3)	(6.5)	(266.8)	(230.8)	(8.8)	(239.6)
Administration expenses						
- before amortisation of goodwill	(13.2)	-	(13.2)	(9.8)	(0.1)	(9.9)
- amortisation of goodwill	(11.6)	-	(11.6)	(8.0)	-	(8.0)
	(24.8)	-	(24.8)	(17.8)	(0.1)	(17.9)
Operating profit (Note 1)						
- before amortisation of goodwill	130.9	-	130.9	118.3	0.5	118.8
- amortisation of goodwill	(11.6)	-	(11.6)	(8.0)	-	(8.0)
	119.3	-	119.3	110.3	0.5	110.8
Exceptional loss on closure (Note 2)	-	(6.9)	(6.9)	-	-	-
Net interest payable	(6.8)	-	(6.8)	(3.5)	-	(3.5)
Profit on ordinary activities before taxation	112.5	(6.9)	105.6	106.8	0.5	107.3
Profit before taxation, amortisation of goodwill and exceptional loss			124.1			115.3
Taxation on profit on ordinary activities (Note 3)			(33.0)			(33.4)
Profit on ordinary activities after taxation			72.6			73.9
Dividend			(59.8)			(51.9)
Retained profit for the financial year			12.8			22.0
Earnings per share						
Basic (Note 4)						
Before amortisation of goodwill and exceptional loss			20.6p			19.0p
After amortisation of goodwill and exceptional loss			16.8p			17.1p
Dividend per share						

Interim (paid)	4.25p	3.70p
Final (proposed) (Note 5)	9.55p	8.30p
	13.8p	12.0p

Consolidated Statement of Total Recognised Gains and Losses

Profit for the financial year	72.6	73.9
Translation differences	24.4	(6.0)
Total recognised gains and losses relating to the year	97.0	67.9

All profits and losses shown are stated at historical cost.
The statement of movements on Group reserves is at note 6.

Consolidated Balance Sheet
As at 31 March 2001

	2001 £m	2000 £m
Fixed assets		
Intangible fixed assets	**219.7**	205.7
Tangible fixed assets	**133.3**	126.9
Investments	**0.3**	0.2
	353.3	332.8
Current assets		
Stocks	**165.3**	164.7
Debtors	**168.9**	163.9
Investments	**6.7**	24.1
Cash at bank and in hand	**10.6**	17.2
	351.5	369.9
Creditors: amounts falling due within one year	**(202.1)**	(206.7)
Net current assets	**149.4**	163.2
Total assets less current liabilities	**502.7**	496.0
Creditors: amounts falling due after more than one year	**(76.6)**	(109.9)
Provisions for liabilities and charges	**(9.6)**	(11.6)
	416.5	374.5
Capital and reserves		
Called-up share capital	**43.4**	43.3
Share premium account	**34.9**	31.2
Profit and loss account	**338.2**	300.0
Equity shareholders' funds	**416.5**	374.5

Consolidated Cash flow statement
For the year ended 31st March 2001

	2001 £m Continuing Operations	2001 £m Discontinued Operations	2001 £m Total	2000 £m Continuing Operations	2000 £m Discontinued Operations	2000 £m Total
Reconciliation of operating profit to net cash Inflow from operating activities						
Operating profit	119.3	-	119.3	110.3	0.5	110.8
Amortisation of goodwill	11.6	-	11.6	8.0	-	8.0
Depreciation and other amortisation	21.4	0.4	21.8	20.2	0.6	20.8

(Increase) decrease in stocks	(8.6)	9.2	0.6	(19.9)	(1.8)	(21.7)
(Increase) decrease in debtors	(4.5)	3.1	(1.4)	(15.7)	2.1	(13.6)
(Decrease) increase in creditors	(1.2)	(7.8)	(9.0)	18.9	(0.1)	18.8
	138.0	4.9	142.9	121.8	1.3	123.1
Costs in respect of prior year closures	-	(0.7)	(0.7)	-	(0.4)	(0.4)
Net cash inflow from operating activities	138.0	4.2	142.2	121.8	0.9	122.7

CASH FLOW STATEMENT						
Net cash inflow from operating activities	138.0	4.2	142.2	121.8	0.9	122.7
Returns on investments and servicing of finance	(6.7)	-	(6.7)	(1.7)	-	(1.7)
Taxation	(32.6)	-	(32.6)	(36.6)	(0.7)	(37.3)
Capital expenditure and financial investment	(24.3)	-	(24.3)	(16.6)	(0.2)	(16.8)
Free cash flow	74.4	4.2	78.6	66.9	-	66.9
Acquisitions			-			(241.6)
Equity dividends paid			(54.3)			(47.2)
Cash inflow (outflow) before use of liquid resources and financing			24.3			(221.9)
Management of liquid resources			18.2			67.2
Financing						
Shares			3.8			5.2
Loans			(46.6)			125.3
Decrease in cash in the year			(0.3)			(24.2)

Reconciliation of net cash flow to *movement in net debt*		
Decrease in cash	(0.3)	(24.2)
Management of liquid resources	(18.2)	(67.2)
Financing - loans	46.6	(125.3)
Change in net debt relating to cash flows	28.1	(216.7)
Translation differences	(7.8)	0.3
Movement in net debt for the year	20.3	(216.4)
Net (debt) funds at 1 April 2000	(95.8)	120.6
Net debt at 31 March 2001 (note 7)	(75.5)	(95.8)

Notes to the Preliminary Statement
For the year ended 31st March 2001

1. Segmental analysis

		2001 £m	2000 £m
a. By class of business			
Turnover:	RS / Allied – continuing operations	823.9	711.2
	Pact - discontinued	31.2	50.2
		855.1	761.4
Operating profit:	RS / Allied – continuing operations	196.6	177.4
	Pact - discontinued	-	0.5
	Contribution - before amortisation of goodwill	196.6	177.9
	Groupwide process costs	(65.7)	(59.1)
	Amortisation of goodwill*	(11.6)	(8.0)
		119.3	110.8
Net assets:	RS / Allied – continuing operations	341.5	315.9
	Pact - discontinued	5.9	18.3
	Net operating assets (excluding goodwill)	347.4	334.2
	Net debt	(75.5)	(95.8)

	Unallocated net assets	**144.6**	136.1
		416.5	374.5
Unallocated net assets comprise:	Intangible fixed assets - goodwill*	**219.7**	205.7
	Corporation tax	**(24.1)**	(22.1)
	Proposed dividend	**(41.4)**	(35.9)
	Provisions for liabilities and charges	**(9.6)**	(11.6)
		144.6	136.1

b. By geographical destination

Turnover:	United Kingdom	**443.6**	453.3
	Rest of Europe	**209.8**	181.2
	North America	**147.9**	84.5
	Japan	**8.6**	2.8
	Rest of World	**45.2**	39.6
		855.1	761.4

* Goodwill related to the acquisition of Allied Electronics Inc on 2 July 1999

c. By geographical origin		**2001 £m**	2000 £m
Turnover:	United Kingdom	**457.2**	464.3
	Rest of Europe	**203.6**	177.5
	North America	**148.7**	84.6
	Japan	**8.6**	2.7
	Rest of World	**37.0**	32.3
		855.1	761.4
Operating profit:	United Kingdom	**136.2**	134.8
	Rest of Europe	**38.5**	31.8
	North America	**26.4**	15.2
	Japan	**(6.3)**	(7.0)
	Rest of World	**1.8**	3.1
	Contribution - before amortisation of goodwill	**196.6**	177.9
	Groupwide process costs	**(65.7)**	(59.1)
	Amortisation of goodwill*	**(11.6)**	(8.0)
		119.3	110.8

d. By geographical location

Net assets:	United Kingdom	**226.0**	234.0
	Rest of Europe	**54.4**	44.8
	North America	**38.1**	29.1
	Japan	**3.1**	4.1
	Rest of World	**25.8**	22.2
	Net operating assets (excluding goodwill)	**347.4**	334.2
	Net debt	**(75.5)**	(95.8)
	Unallocated net assets	**144.6**	136.1
		416.5	374.5

The United Kingdom segment includes the discontinued operations of Pact. All other segments relate entirely to Continuing Operations.
* Goodwill relates to the acquisition of Allied Electronics Inc (North America) on 2 July 1999

2. Exceptional loss on closure

On 8 November 2000 the Group announced its intention to divest of Pact International Ltd. As no suitable purchaser was found the business was wound down for closure from 1 January 2001 and ceased trading on 31 March 2001. For the purposes of disclosure the activities since 1 January 2001 have been classified as an exceptional charge and comprise:

	Profit and loss
	£m
Write down of fixed assets	(0.7)
Write down of stocks	(2.3)
Write off of goodwill	(1.0)
Other closure costs	(2.9)
	(6.9)
Taxation on exceptional loss	1.8
Exceptional loss after taxation	(5.1)

	Cashflow 9 months to 31 December 2000	Cashflow 3 months to 31 March 2001	Cashflow Total
	£m	£m	£m
Depreciation	0.4	-	0.4
Stocks	4.2	5.0	9.2
Other working capital	(3.6)	(1.1)	(4.7)
	1.0	3.9	4.9

3. Taxation on the profit of the Group

	2001	2000
	£m	£m
United Kingdom taxation	25.7	27.2
Overseas taxation	7.3	6.2
Tax charge	33.0	33.4
Taxation on exceptional loss	1.8	-
Tax charge before tax effect of exceptional loss	34.8	33.4
Profit before taxation, amortisation of goodwill and exceptional loss	124.1	115.3
Tax rate	28%	29%

4. Earnings per share

	2001	2000
	£m	£m
Profit on ordinary activities after taxation	72.6	73.9
Exceptional loss on closure of Pact	6.9	-
Tax on exceptional loss on closure of Pact	(1.8)	-
Amortisation of goodwill (excluding tax effect)	11.6	8.0
Profit on ordinary activities after taxation and before goodwill and exceptional loss	89.3	81.9
Weighted average number of shares	433.1m	431.4m
Basic earnings per share		
Before amortisation of goodwill and exceptional loss	20.6p	19.0p
After amortisation of goodwill and exceptional loss	16.8p	17.1p

5. 2001 final dividend

The timetable for the payment of any final dividend is:

Ex-dividend date	27 June 2001
Record date	29 June 2001
Annual General Meeting	20 July 2001
Dividend Payment date	25 July 2001

6. **Reconciliation of movements in shareholders' funds**

	2001 £m	2000 £m
Profit for the year	**72.6**	73.9
Dividends	**(59.8)**	(51.9)
Retained profit for the year	**12.8**	22.0
Write back of goodwill on closure	**1.0**	-
Translation differences	**24.4**	(6.0)
New share capital subscribed (net of Quest)	**3.8**	5.2
Net addition to equity	**42.0**	21.2
Equity shareholders' funds at 1 April 2000	**374.5**	353.3
Equity shareholders' funds at 31 March 2001	**416.5**	374.5

7. **Net debt at the end of the year comprises:**

Current asset investments	**6.7**	24.1
Cash at bank and in hand	**10.6**	17.2
Overdrafts	**(0.4)**	(8.2)
Debts due within one year	**(23.4)**	(25.4)
Debts due after more than one year	**(69.0)**	(103.5)
	(75.5)	(95.8)

8. **Principal exchange rates**

	2001 Average	2001 Closing	1999 Average	1999 Closing
United States Dollar	**1.48**	**1.42**	1.61	1.60
Euro	**1.63**	**1.61**	1.57	1.67
Japanese Yen	**164**	**178**	178	164
Australian Dollar	**2.68**	**2.91**	2.51	2.63

Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with applicable accounting standards, using the accounting policies set out in the Annual Report for the year ended 31 March 2000.

The financial information set out above does not constitute the Group's statutory accounts within the meaning of section 240 of the Companies Act 1985 for the years ended 31 March 2001 and 2000, but is derived from those accounts. Statutory accounts for 2000 have been delivered to the Registrar of Companies, and those for 2001 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

Copies of the Annual Report and Accounts for the year ended 31 March 2001 will be available from 18 June 2001 from the Company Secretary, Electrocomponents plc, International Management Centre, 5000 Oxford Business Park South, Oxford OX4 2BH, United Kingdom. Telephone +44 (0)1865 204000. The Report will also be published on the Corporate website at www.electrocomponents.com.

The Annual General Meeting will be held at Electrocomponents plc, International Management Centre, 5000 Oxford Business Park South, Oxford OX4 2BH, United Kingdom on 20 July 2001 at 12 noon.

END

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the terms or nature of the proposals or the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other financial adviser authorised under the Financial Services Act 1986 immediately.

If you have sold or transferred all your shares in Electrocomponents plc, you should immediately forward this document and the accompanying form of proxy to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Electrocomponents plc

Approval of Electrocomponents US Employee Stock Purchase Plan

Approval of increase in limit on Director's fees

Renewal of the Board's authority for the purchase by the Company of its own shares

Notice of the 2001 Annual General Meeting of the Company to be held at the Company's premises, International Management Centre, 5000 Oxford Business Park South, Oxford OX4 2BH, at 12 noon on Friday 20 July 2001, is set out on pages 7 and 8 of this document. A form of proxy, which should be completed and returned so as to be received by Capita IRG plc, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU by 12 noon on Wednesday 18 July 2001, is enclosed for use at the Meeting.

CONTENTS

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

'Electrocomponents' or 'the Company'	Electrocomponents plc
'London Stock Exchange'	London Stock Exchange plc
'Ordinary Shares' or 'Shares'	Ordinary Shares of 10p each of the Company
'US Plan'	The Electrocomponents US Employee Stock Purchase Plan

Electrocomponents plc

(Registered in England No. 647788)

Directors
R C G Cotterill
L Atkinson
T G Barker
R B Butler
K Hamill
J L Hewitt
R A Lawson
F D Lennertz
I Mason
N J Temple
D S Winterbottom

Registered Office
International Management Centre
5000 Oxford Business Park South
Oxford OX4 2BH

18 June 2001

To the holders of Ordinary Shares

Dear Shareholder,
I am now writing to you in connection with the Special Business which will be proposed at the Annual General Meeting of the Company on 20 July 2001.

US Employee Stock Purchase Plan
For many years the Company has operated savings-related share option schemes for the Group's employees. These have proved to be popular and an attractive part of the overall benefits package.

It is now proposed to extend this arrangement to cover employees of our subsidiaries in the United States. This can be done in a tax-effective way by setting up a scheme which complies with section 423 of the United States Internal Revenue Code. Although shareholders gave the Board the authority to establish schemes for the Group's overseas employees at the 1998 Annual General Meeting, specific shareholder approval of the US Plan is required for US tax purposes. A summary of the main provisions of the US Plan is set out in the Appendix to this letter.

Copies of the full text of the US Plan may be inspected at the registered office of the Company and at the offices of Slaughter and May, 35 Basinghall Street, London EC2V 5DB, at any time during normal business hours up to and including the day of the Annual General Meeting, and at the venue for the meeting from half an hour before the time fixed for the meeting until the conclusion of the meeting.

Increase in the limit on Directors' fees
Shareholders are being asked to approve an increase in the limit on the aggregate amount of fees payable to Directors pursuant to Article 102.1 of the Articles of Association from £350,000 to £450,000 per annum.

This reflects the increase in the number of the Non-Executive Directors of the Company and will also allow for future increases in the fees payable to Non-Executive Directors.

Renewal of Directors' authority to purchase own shares

Shareholders are also being asked to renew the authority conferred on the Directors last year to authorise the market purchase by the Company of its own shares. If Resolution 12 is passed, the Company will be authorised to make market purchases of up to 21,712,320 Ordinary Shares (representing approximately 5 per cent of the Company's issued share capital). The maximum price to be paid on any occasion will be restricted to 105 per cent of the average of the middle-market quotations as derived from the London Stock Exchange Daily Official List for the five business days preceding any purchase. The minimum price will be 10p per Ordinary Share.

The Directors will only consider exercising the authority to purchase shares when satisfied that it is in the best interests of shareholders to do so, and any purchase will have a beneficial impact on earnings per share, having first considered the other investment opportunities open to the Company.

Your Directors expect to ask shareholders to approve renewal of this authority each year.

As at 25 May 2001 (the latest practicable date prior to publication of this circular) there were outstanding a total of 6,052,215 options over ordinary shares representing 1.39 per cent of the issued share capital of the Company at that time, and which would represent 1.47 per cent of the issued share capital of the Company if the full authority to buy back shares were used.

Recommendation

Your Directors are of the opinion that the proposals set out in this circular are in the best interests of the shareholders as a whole and accordingly unanimously recommend you to vote in favour of the proposed resolutions set out in the Notice of Annual General Meeting on pages 7 and 8 of this document as they intend to do in respect of their own beneficial holdings.

Action to be taken

A form of proxy is enclosed for use at the Annual General Meeting. You should complete and submit the form of proxy in accordance with the instructions printed on the form. To be valid, the form of proxy must be received not less than 48 hours before the time of the holding of the meeting. The completion of the form of proxy will not preclude a shareholder from attending and voting in person at the meeting.

Yours sincerely,



R C G Cotterill Chairman

APPENDIX

Summary of the main provisions of The Electrocomponents US Employee Stock Purchase Plan

1. Administration

The US Plan will be operated and administered by the Board of Directors of the Company or a duly authorised committee (the '**Board**').

2. Eligibility

Participation in the US Plan will be limited to employees of the Company's US subsidiaries who have been continuously employed for such period (not exceeding two years) as the Board may decide. The Board may exclude employees who customarily work for less than 20 hours a week or for less than five months each year. Whenever offers to participate in the US Plan are issued, they must be issued to all eligible employees of the US Plan.

3. Options

Options will entitle the holder to acquire Ordinary Shares in the Company ('**Shares**'). Options may either be options to subscribe for new Shares to be issued by the Company or options to purchase existing Shares from the Electrocomponents Employee Benefit Trust or another trust established for the purpose (an '**Employee Trust**').

Options will be personal to the participant and may not be transferred. No payment will be required for the grant of an option.

4. Timing

Offers to participate in the US Plan may be issued in the period of 42 days following the announcement of the Company's results for any period or at such other times as the Board may decide.

5. Exercise price

The exercise price of an option may not be less than an amount equal to 85 per cent of the middle market quotation of a Share, as derived from the London Stock Exchange Daily Official List, for the date of grant or, if lower and the Board so decides at the time of grant, at the date of exercise.

6. Individual limit

Each employee who wishes to participate in an offering must agree to save over a two-year period. Savings will be made by way of payroll deduction. The minimum monthly contribution will be US$10 and the maximum will be such amount as the Board may decide but which may not exceed the US dollar equivalent of the maximum contribution permitted at the time under a savings contract linked to an Inland Revenue approved savings-related share option scheme. As required by the United States Internal Revenue Code, no employee may be granted an option which permits his or her right to purchase shares under all plans approved under the Code to accrue at a rate which exceeds US$25,000 per calendar year.

Each option will be over such number of Shares as has an aggregate exercise price (determined as at the date of grant and not at the date of exercise) equal to the amount which the eligible employee agrees to save over the two-year period to which, if the Board so decides, there may be added additional notional contributions to represent notional interest on the employee's savings.

7. Plan limits

Subject to adjustment in the event of a variation of share capital, the maximum number of Shares which may be made available for the US Plan will be 10,000,000. In addition, on any date, the aggregate nominal amount of new Shares in respect of which options may be granted under the US Plan may not, when added to the nominal amount of new Shares allocated in the previous 10 years under all employee share schemes of the Group, exceed 10 per cent of the equity share capital of the Company.

For these purposes, Shares are allocated under option schemes when the options are granted and under other schemes when the Shares are issued. Options which lapse, by reason of non-exercise or otherwise, cease to count. No account is taken of Shares which are acquired by purchase rather than by subscription except where such Shares were

first issued to an employee trust for the purpose of satisfying an option holder's rights. No account is taken of Shares which employees purchase using their own funds except on the exercise of an option under an option scheme.

The US Plan will terminate and no options will be granted after the tenth anniversary of the date on which the US Plan is approved by the Company's shareholders.

8. Exercise of options

Participants may elect to exercise 20 per cent of their options on or after the first anniversary of the date of grant.

Unless participants choose to exercise their options prior to the end of the two-year savings period, the options may be exercised in full on the expiry of the two-year savings period.

9. Termination of employment

The following special rules apply on termination of employment:

(i) if the participant dies, their personal representatives may exercise the options in the 12 months following the participant's death;

(ii) if the participant's employment with a participating company ends as a result of injury, disability, redundancy or retirement, their options will be exercised at the date of termination unless they choose otherwise;

(iii) if the company by which the participant is employed ceases to be a subsidiary of the Company, or the business in which they work, is sold to a company which is not a participating company, their options will be exercised at the relevant date unless they choose otherwise;

(iv) if a participant leaves after the first anniversary of the date of grant for any reason except cause (as defined in the rules of the US Plan), they may exercise their options to the extent that they are exercisable at the date of leaving;

(v) if the participant's employment with a participating company ends for any other reason and they do not immediately become an employee of another participating company, their options will lapse.

10. Change of control

A participant's options will (unless they choose otherwise) automatically be exercised in the event of a change of control, a reorganisation, an amalgamation or a voluntary winding up of the Company.

11. Listing

Application will be made to the UK Listing Authority for admission to the Official List of new Shares issued under the US Plan and to the London Stock Exchange for permission to trade in those Shares. Shares issued on the exercise of options will rank equally in all respects with existing Shares except for rights attaching to Shares by reference to a record date prior to the date of allotment.

12. Variation of capital

In the event of a variation in the share capital of the Company, the Board must adjust options in such manner as it determines to be appropriate.

13. Benefits non-pensionable

Benefits under the US Plan will not form part of a participant's remuneration for pension purposes.

14. Amendments

The Board may make such amendments to the US Plan as are either necessary or desirable to obtain or retain favourable tax, exchange control or regulatory treatment for participants or for any company in the Group.

Except as described above or for amendments designed to ease the administration of the US Plan, no amendment which is to the advantage of employees or participants may be made to those provisions dealing with eligibility, individual or plan limits, the terms of options or the adjustment of options without the prior approval of the Company in general meeting.

Electrocomponents plc

(Registered in England No. 647788)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the Company premises, International Management Centre, 5000 Oxford Business Park South, Oxford OX4 2BH on Friday 20 July 2001 at 12 noon.

The business of the meeting will be:

ORDINARY BUSINESS

Reports and Accounts

1. To receive the accounts and the reports of the Directors and the Auditors for the year ended 31 March 2001.

Declaration of Dividend

2. To declare a final dividend on the Ordinary Shares.

Retiring Directors

3. To re-elect Mr R C G Cotterill as a Director.
4. To re-elect Mr D S Winterbottom as a Director.
5. To elect Dr L Atkinson as a Director.
6. To elect Mr T G Barker as a Director.
7. To elect Mr R B Butler as a Director.
8. To elect Mr I Mason as a Director.

Auditors' appointment and remuneration

9. To reappoint KPMG Audit plc as Auditors of the Company and to authorise the Directors to agree their remuneration.

SPECIAL BUSINESS

To consider, and if thought fit, pass the following Resolutions of which Resolutions 10 and 11 will be proposed as Ordinary Resolutions and Resolution 12 will be proposed as a Special Resolution:

ORDINARY RESOLUTIONS

US Employee Stock Purchase Plan

10. THAT:

(a) the Electrocomponents US Employee Stock Purchase Plan (the 'US Plan'), a summary of which is set out in the Appendix to the letter from the Chairman of the Company to shareholders dated 18 June 2001, be and is hereby approved and that the Directors be and they are hereby authorised to do all acts and things necessary to establish and carry it into effect; and

(b) the Directors be and they are hereby authorised to vote and be counted in the quorum on any matter connected with the US Plan (except that no Director may be counted in a quorum or vote in respect of his own participation) and any prohibition on voting contained in the Articles of Association of the Company be and is hereby relaxed accordingly.

Increase in the limit on Directors' fees

11. THAT with effect from the conclusion of this meeting, the sum of £350,000 set out in Article 102.1 of the Company's Articles of Association be increased to £450,000.

SPECIAL RESOLUTION

Renewal of Directors' authority to purchase own shares

12. THAT the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of Ordinary Shares of 10p each in the Company ('Ordinary Shares') provided that:

(a) the maximum number of Ordinary Shares hereby authorised to be purchased is 21,712,320;

(b) the minimum price which may be paid for Ordinary Shares is 10p per Ordinary Share;

(c) the maximum price which may be paid for Ordinary Shares is an amount equal to 105 per cent of the average of the middle-market quotations for an Ordinary Share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase;

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such time; and

(e) the Company may make a contract to purchase Ordinary Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of such contract.

By Order of the Board
Carmelina Carfora Secretary

Date 18 June 2001

Registered Office:
International Management Centre,
5000 Oxford Business Park South,
Oxford OX4 2BH.

Notes

(i) A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and (on a poll) vote instead of them. A proxy need not be a member of the Company.

(ii) Pursuant to Regulation 34(1) of the Uncertificated Securities Regulations 1995, only those shareholders registered in the register of members of the Company as at 6.00 pm on 18 July 2001 will be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of members after 6.00pm on 18 July 2001 will be disregarded in determining the rights of any person to attend or vote at the AGM.

(iii) To be effective a proxy form and the authority (if any) under which it is signed or a notarially certified copy of such authority must be deposited at the offices of the Company's registrars, Capita IRG plc, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU, not less than 48 hours before the time fixed for the meeting.

(iv) The register of Directors' Interests and copies of all contracts of service of the Directors are available for inspection during business hours at the registered office of the Company and will be available for inspection at the place of the meeting from half an hour before the time of the meeting until the conclusion of the meeting.

(v) Biographical details of the Directors who are proposed for election or re-election at the Annual General Meeting are set out on pages 28 and 29 of the Company's Annual Report and Accounts for the year ended 31 March 2001.

Companies House
for the record

02 JUL 30 AM 9:10

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 647788

Company name in full ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	06	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	55800	1550	
Nominal value of each share	0.10	0.10	
Amount (if any) paid or due on each share *(including any share premium)*	125.1p	471.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

...nd addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	APOLLO NOMINEES LTD	Class of shares allotted	Number allotted
Address	PARTICIPANT ID 002 MEMBER ACCOUNT ID DEP 1 FINSBURY AVENUE, LONDON	ORDINARY	1,357
UK Postcode	EC2M 2PP		
Name	MS MICHELLE NELSON	Class of shares allotted	Number allotted
Address	7 PRIDMORE CLOSE, WOODNEWTON PETERBOROUGH	ORDINARY	193
UK Postcode	PE8 5EY		
Name	MR GRANT FRANCIS RABEY	Class of shares allotted	Number allotted
Address	15 CLARENDON STREET CAMBRIDGE	ORDINARY	55,800
UK Postcode	CB1 1JU		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 2/7/01

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A TOWNER, ELECTROCOMPONENTS PLC
5000 OXFORD BUSINESS PARK SOUTH, OXFORD
OX4 2BH Tel 01865 207492
DX number DX exchange

AVS: 545625

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Long Term Incentive Plan
Released	14:03 05 Jul 2001
RNS Number	4459G

Full Announcement Text

ELECTROCOMPONENTS PLC (" Electrocomponents")

1. Long Term Incentive Plan (the " Plan") – 2001 Awards

Electrocomponents announces the following:

On 4 July 2001 the Remuneration Committee recommended conditional awards of Electrocomponents 10p ordinary shares ("Shares") be made to Mr R. A Lawson (Group Chief Executive), Mr J. L Hewitt. (Deputy Chairman and Group Finance Director), Mr I. Mason (Chief Operating Officer) and Mr R.B.Butler (Chief Process Officer) under the Rules of the Plan in respect of the period 30 June 2001 to 30 June 2004, whereupon these directors will have an interest in the Electrocomponents Employee Benefits Trust (the Trust).

Director	Maximum Number of Shares	Notional Share Value
R. A. Lawson	80,837	544.3p
J.L. Hewitt	60,628	544.3p
I Mason	58,791	544.3p
R.B.Butler	47,767	544.3p

The awards include performance measures which will determine the proportion of shares which will eventually vest for the benefit of participants, which can vary between 0% and 100% depending upon how total shareholder return for Electrocomponents over three years compares with the other companies ranked 76th to 125th listed on the London Stock Exchange by reference to market capitalisation at the beginning of the period. In addition, if growth in earnings per share fails to exceed the rate of inflation over the same period, then none of the shares will be transferred to the participants.

Each of the executive directors, like any other participant, is a potential beneficiary under the terms of the Trust and therefore potentially has an interest in the shares held.

2. Long Term Incentive Plan (the " Plan") – 1998 Awards

Electrocomponents announces the following:

In July 1998, the Remuneration Committee recommended to the Trustee that conditional awards of Electrocomponents 10p ordinary shares ("Shares") be made to Mr R. A Lawson (Group Chief Executive), Mr J. L Hewitt. (Deputy Chairman and Group Finance Director), Mr I Mason (Chief Operating Officer) and Mr R.B.Butler (Chief Process Officer).

On 4 July 2001, the Remuneration Committee confirmed that in accordance with the terms of the Performance Target set for the Awards granted in July 1998, they have recommended to the Trustee that:

52,644 of the original Award of 71,821 Electrocomponents Shares should be transferred to Mr. Lawson.
33,090 of the original Award of 45,144 Electrocomponents Shares should be transferred to Mr. Hewitt.
18,049 of the original Award of 24,624 Electrocomponents Shares should be transferred to Mr. Mason.
23,313 of the original Award of 31,806 Electrocomponents Shares should be transferred to Mr. Butler.

The transfers to be made for nil consideration.

The Trustees accepted the recommendation on 5 July 2001 and subsequently sold 21,057 Electrocomponents Shares at a price of 525.0 pence per share on behalf of Mr. Lawson, sold 13,236 Electrocomponents Shares at a price of 525.0 pence per share on behalf of Mr. Hewitt, sold 7,219

Electrocomponents Shares at a price of 525.0 pence per share on behalf of Mr. Mason, sold 9,325 Electrocomponents Shares at a price of 525.0 pence per share on behalf of Mr. Butler.

On settlement, the proceeds from these sales will be forwarded to the Inland Revenue to cover the income tax charges which the Company must account for under the PAYE regulations.

Following these transactions, Mr Lawson holds 338,447 shares Mr Hewitt holds 39,780 shares. Mr Mason holds 17,987 shares and Mr Butler holds 15,125 shares.

3. Electrocomponents Savings-Related Share Option Scheme (the " Scheme")

Electrocomponents announces the following:

On 4 July 2001, the Remuneration Committee approved the grant of options over 1,146 Electrocomponents 10p ordinary shares under the Scheme at an option price of 507p to Mr R.B.Butler (*Chief Process Officer*). *The options are due to mature on* 1st September 2004.

The closing mid market value of 10p ordinary shares in Electrocomponents plc on 4 July 2001 was 541.0p.

CARMELINA CARFORA
GROUP COMPANY SECRETARY
(Tel : 01865 204000)
5 July 2001

END

AUS NO.
766105.

ELECTROCOMPONENTS PLC

PRESS RELEASE

INTERNATIONAL MANAGEMENT CENTRE
5000 OXFORD BUSINESS PARK SOUTH, OXFORD OX4 2BH
UNITED KINGDOM

TELEPHONE: +44 (0)1865 204000 FAX: +44 (0)1865 207400

Embargoed to 12.00 noon 20 July 2001

ELECTROCOMPONENTS PLC

STATEMENT MADE AT ANNUAL GENERAL MEETING 20 JULY 2001

TRADING UPDATE

As indicated in our Preliminary Announcement at the end of May, trading conditions have become more difficult in the first quarter with the cyclical decline in electronics being compounded by weakening growth in the major world economies.

In the United States, Allied's significant sales decline in the first quarter against its very strong prior year reflected the electronics cycle, whilst further weakness in UK manufacturing has depressed our UK sales. While the performance of the rest of the Group has largely offset the US and UK, overall sales in the first quarter were slightly lower. Our attention to service, however, has been rewarded by higher gross margins on these sales. Although the sales outlook for the rest of the year remains difficult, continuing actions taken to improve our gross margins and costs will provide offsetting benefits as the year progresses.

Despite these trading conditions, we have maintained our strategic investments and we believe the Group will emerge from this cycle in a stronger position to realise its potential.

BOARD CHANGES

The following Board changes will take effect from today:

Bob Lawson will retire as Group Chief Executive to become Chairman Designate. He will succeed Roy Cotterill as non-executive Chairman when Roy retires in November 2001. Bob Lawson joined the Company as Group Managing Director in 1991 and was appointed Group Chief Executive in 1992.

Ian Mason, currently an executive Director and Chief Operating Officer will become Group Chief Executive. Ian Mason joined the Company in 1995 from The Boston Consulting Group and was appointed to the Board in July 2000.

Contacts:

Bob Lawson	Chairman Designate	01865 204000
Ian Mason	Group Chief Executive	01865 204000
Jeff Hewitt	Deputy Chairman / Finance Director	01865 204000
Diana Soltmann	Flagship Consulting	0207 2991500

The Companies Act 1985

Public Company Limited by Shares

Resolutions

Of

Electrocomponents plc

Passed 20 July 2001

At the Annual General Meeting of Electrocomponents plc, duly convened and held on 20 July 2001, the following resolutions were passed, as to resolution 11 as an ordinary resolution and as to resolution 12 as a special resolution:

Ordinary Resolution

11. That with effect from the conclusion of this meeting, the sum of £350,000 set out in Article 102.1 of the Company's Articles of Association be increased to £450,000.

Special Resolution

12. That the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of Ordinary Shares of 10p each in the Company ('Ordinary Shares') provided that:

a) the maximum number of Ordinary Shares hereby authorised to be purchased is 21,712,320;

b) the minimum price which may be paid for Ordinary Shares is 10p per ordinary share;

c) the maximum price which may be paid for Ordinary Shares is an amount equal to 105% of the average of the middle-market quotations for an Ordinary Share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase;

d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such time; and

e) the Company may make a contract to purchase Ordinary Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of such contract.

....

Chairman

Y:\Data\UKGLEG001\COMPSEC\AGM\2001\resolutions.doc

No. 647788

02 JUL 30 AM 9:10

THE COMPANIES ACT 1948

and

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

NEW ARTICLES OF ASSOCIATION

of

ELECTROCOMPONENTS PUBLIC LIMITED COMPANY

(As adopted by Special Resolution passed on 26 July 1996 and altered by Special Resolutions passed on 24 July 1998 and 23 July 1999 and Ordinary Resolutions passed on 21 July 2000 and 20 July 2001)

Norton Rose
London

Y:\Data\UKGLEG001\COMPSEC\Mem & Arts\EC arts 010720.DOC

CONTENTS

PRELIMINARY

1 Table "A" not to apply

1.1 No regulations set out in any statute or in any statutory instrument or other subordinate legislation concerning companies shall apply to the Company, but the following shall be the Articles of Association of the Company.

2 Interpretation

2.1 In these Articles, unless the context otherwise requires, the following expressions have the following meanings:

"these Articles" means these Articles of Association as originally adopted or altered or varied from time to time (and "Article" means one of these Articles)

"Auditors" means the auditors for the time being of the Company or, in the case of joint auditors, any one of them

"Board" means the board of Directors for the time being of the Company or the Directors present or deemed to be present at a duly convened meeting of Directors at which a quorum is present

"CA 1985" means, subject to paragraph 2.3 of this Article, the Companies Act 1985 and, where the context requires, every other statute from time to time in force concerning companies and affecting the Company

"Chairman" means the chairman (if any) of the Board or, where the context requires, the chairman of a general meeting of the Company

"clear days" means (in relation to the period of a notice) that period, excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect

"Company" means Electrocomponents Public Limited Company

"Depositary" means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Board whereby such custodian or other person or nominee holds or is interested in shares of the Company or rights or interests in shares of the Company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Board for the purpose of these

Articles, and shall include, where approved by the Board, the trustees (acting in their capacity as such) of any employees' share scheme established by the Company or any other scheme or arrangement principally for the benefit of employees or those in the service of the Company and/or its subsidiaries or their respective businesses and the managers (acting in their capacity as such) of any investment or savings plan, which in each case the Board has approved

"Director" means a director for the time being of the Company

"execution" includes any mode of execution (and "executed" shall be construed accordingly)

"holder" means (in relation to any share) the member whose name is entered in the Register as the holder or, where the context permits, the members whose names are entered in the Register as the joint holders, of that share

"London Stock Exchange" means London Stock Exchange Limited or other principal stock exchange in the United Kingdom for the time being.

"member" means a member of the Company or, where the context requires, a member of the Board or of any committee

"Office" means the registered office for the time being of the Company

"paid up" means paid up or credited as paid up

"recognised person" means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange which is designated as mentioned in section 185(4) CA 1985

"Register" means the register of members of the Company to be kept pursuant to section 352 CA 1985 or, as the case may be, any overseas branch register kept pursuant to Article 116

"Seal" means the common seal of the Company or any official or securities seal that the Company may be permitted to have under CA 1985

"Secretary" means the secretary for the time being of the Company or any other person appointed to perform any of the duties of the secretary of the Company including (subject to the provisions of CA 1985) a joint, temporary, assistant or deputy secretary

"share" means a share of the Company

"United Kingdom" means Great Britain and Northern Ireland

"writing or written" means and includes printing, typewriting, lithography, photography and any other mode or modes of representing or reproducing words in a legible and non-transitory form.

2.2 Unless the context otherwise requires:

(a) words in the singular include the plural, and vice versa;

(b) words importing the masculine gender include the feminine gender; and

(c) a reference to a person includes a body corporate and an unincorporated body of persons.

2.3 A reference to any statute or provision of a statute shall include any orders, regulations or other subordinate legislation made under it and shall, unless the context otherwise requires, include any statutory modification or re-enactment of it for the time being in force.

2.4 Save as aforesaid, and unless the context otherwise requires, words or expressions contained in these Articles shall bear the same meaning as in CA 1985.

2.5 The headings are inserted for convenience only and shall not affect the construction of these Articles.

3 Form of resolution

3.1 Subject to CA 1985, where for any purpose an ordinary resolution of the Company is required, a special resolution or an extraordinary resolution shall also be effective, and where an extraordinary resolution is required a special resolution shall also be effective.

3.2 A resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the like form each executed by or on behalf of one or more of the members.

4 Registered Office

4.1 The Office shall be at such place in England and Wales as the Board shall from time to time appoint.

SHARE CAPITAL

5 Authorised share capital

5.1 The authorised share capital of the Company at the date of the adoption of these Articles is £50,000,000, divided into 500,000,000 ordinary shares of 10p each.

6 Allotment

6.1 Subject to the provisions of CA 1985 and to any relevant authority of the Company in general meeting required by CA 1985, unissued shares at the date of adoption of these Articles and any shares hereafter created shall be at the disposal of the Board, which may allot (with or without conferring rights of renunciation), grant options over, offer or otherwise deal with or dispose of them or rights to subscribe for or convert any security into shares to such persons (including the Directors themselves), at such times and generally on such terms and conditions as the Board may decide, provided that no share shall be issued at a discount.

7 Redeemable shares

7.1 Subject to the provisions of CA 1985 and to any special rights for the time being attached to any existing shares, any share may be issued which is, or at the option of the Company or of the holder of such share is liable, to be redeemed on such terms and in such manner as these Articles may provide.

8 Power to attach rights

8.1 Subject to the provisions of CA 1985 and to any special rights for the time being attached to any existing shares, any shares may be allotted or issued with or have attached to them such preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, transfer, return of capital or otherwise, as the Company may from time to time by ordinary resolution determine or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the Board may determine.

9 Share warrants to bearer

9.1 The Company may, with respect to any fully paid shares, issue a warrant (a "share warrant") stating that the bearer of the warrant is entitled to the shares specified in it and may provide (by coupons or otherwise) for the payment of future dividends on the shares included in a share warrant.

9.2 The powers referred to in Article 9.1 may be exercised by the Board, which may determine and vary the conditions on which share warrants shall be issued, and in particular on which:

(a) a new share warrant or coupon will be issued in the place of one damaged, defaced, worn out or lost (provided that no new share warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed);

(b) the bearer of a share warrant shall be entitled to receive notice of and to attend, vote and demand a poll at general meetings;

(c) dividends will be paid; and

(d) a share warrant may be surrendered and the name of the holder entered in the Register in respect of the shares specified in it.

Subject to such conditions and to these Articles, the bearer of a share warrant shall be deemed to be a member for all purposes. The bearer of a share warrant shall be subject to the conditions for the time being in force and applicable thereto, whether made before or after the issue of such share warrant.

10 Commission and brokerage

10.1 The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by CA 1985. Subject to the provisions of CA 1985, any such commission or brokerage may be satisfied by the payment of cash, the allotment of fully or partly paid shares, the grant of an option to call for an allotment of shares or any combination of such methods.

11 Trusts not to be recognised

11.1 Except as otherwise expressly provided by these Articles, as required by law or as ordered by a court of competent jurisdiction, the Company shall not recognise any person as holding any share on any trust, and (except as aforesaid) the Company shall not be bound by or recognise (even if having notice of it) any equitable, contingent, future, partial or other claim to or interest in any share except an absolute right of the holder to the whole of the share.

SHARE CERTIFICATES

12 Right to certificates

12.1 On becoming the holder of any share, every person (except a recognised person in respect of whom the Company is not by law required to complete and have ready for delivery a certificate and subject to any such arrangements as are referred to in Article 34.2) shall be entitled, without charge, to have issued within two months after allotment or lodgment of a transfer (unless the terms of issue of the shares provide otherwise) one certificate for all the shares of each class registered in his name. Such certificate shall specify the number, class, and distinguishing numbers (if any) of the shares in respect of which it is issued and the amount or respective amounts paid up thereon and shall be issued as provided in Article 136.

12.2 The issued shares of a particular class which are fully paid up and rank pari passu for all purposes shall not bear a distinguishing number. All other shares shall bear a distinguishing number.

12.3 The Company shall not be bound to issue more than one certificate in respect of shares held jointly by two or more persons. Delivery of a certificate to the person first named on the register shall be sufficient delivery to all joint holders.

12.4 Where a member (other than a recognised person) has transferred part only of the shares comprised in a certificate, he shall be entitled without charge to a certificate for the balance of such shares.

12.5 No certificate shall be issued representing shares of more than one class or in respect of shares held by a recognised person.

13 Replacement certificates

13.1 Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge on surrender of the original certificates for cancellation.

13.2 If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Board may, if it thinks fit, comply with such request.

13.3 Share certificates may be renewed or replaced on such terms as to provision of evidence and indemnity (with or without security) and to payment of any exceptional out of pocket expenses, including those incurred by the Company in investigating such evidence and preparing

such indemnity and security, as the Board may decide, and on surrender of the original certificate (where it is defaced, damaged or worn out), but without any further charge.

13.4 In the case of shares held jointly by several persons, any such request as is mentioned in this Article 13 may be made by any one of the joint holders.

LIEN ON SHARES

14 Lien on shares not fully paid

14.1 The Company shall have a first and paramount lien on each of its shares which is not fully paid, for all amounts payable to the Company (whether presently or not) in respect of that share and to the extent and in the circumstances permitted by CA 1985. The Board may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

15 Enforcement of lien by sale

15.1 The Board may sell all or any of the shares subject to any lien at such time or times and in such manner as it may determine. However, no sale shall be made until such time as the moneys in respect of which such lien exists or some part thereof are or is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, and until a demand and notice in writing stating the amount due or specifying the liability or engagement and demanding payment or fulfilment or discharge thereof and giving notice of intention to sell in default shall have been served on the holder or the persons (if any) entitled by transmission to the shares, and default in payment, fulfilment or discharge shall have been made by him or them for 14 clear days after service of such notice. For giving effect to any such sale, the Board may authorise some person to execute an instrument of transfer of the shares sold in the name and on behalf of the holder or the persons entitled by transmission in favour of the purchaser or as the purchaser may direct. The purchaser shall not be bound to see to the application of the purchase money, and the title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

16 Application of proceeds of sale

16.1 The net proceeds of any sale of shares subject to any lien, after payment of the costs, shall be applied in or towards satisfaction of so much of the amount due to the Company or of the liability or engagement (as the case may be) as is presently payable or is liable to be presently fulfilled or discharged. The balance (if any) shall (on surrender to the Company for cancellation of the certificate for the shares sold, and subject to a like lien for any moneys not presently payable or any liability or engagement not liable to be presently fulfilled or discharged as existed on the shares before the sale) be paid to the holder or the person (if any) entitled by transmission to the shares so sold (without interest).

CALLS ON SHARES

17 Calls

17.1 Subject to the terms of allotment of shares, the Board may from time to time make calls on the members in respect of any moneys unpaid on the shares, of any class, held by them respectively (whether in respect of nominal value or premium) and not payable on a date fixed by or in accordance with the terms of issue. Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made and whether or not by instalments) be liable to pay the amount of every call so made on him as required by the notice. A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed or (as the case may require) any person to whom power has been delegated pursuant to these Articles serves notice of exercise of such power. A call may be required to be paid by instalments and may, before receipt by the Company of any sum due thereunder, be either revoked or postponed in whole or part as regards all or any such members as the Board may determine. A person on whom a call is made shall remain liable notwithstanding the subsequent transfer of the shares in respect of which the call was made.

18 Liability of joint holders

18.1 The joint holders of a share shall be jointly and severally liable for the payment of all calls in respect thereof.

19 Interest on calls

19.1 If the whole of the sum payable in respect of any call is not paid on or before the day appointed for payment, the person from whom it is due and payable shall pay all costs, charges and expenses that the Company may have incurred by reason of such non-payment, together with interest on the unpaid amount from the day appointed for payment thereof to the time of actual payment at the rate fixed by the terms of the allotment of the share or in the notice of the call or, if no rate is so fixed, at such rate, not exceeding 15 per cent per annum (compounded on a 6 monthly basis) as the Board shall determine. The Board may waive payment of such costs, charges, expenses or interest in whole or in part.

20 Rights of member when call unpaid

20.1 Unless the Board otherwise determines, no member shall be entitled to receive any dividend or to be present and vote at a general meeting or at any separate general meeting of the holders of any class of shares either in person or (save as proxy for another member) by proxy, or be reckoned in a quorum, or to exercise any other right or privilege as a member in respect of a share held by him unless and until he shall have paid all calls for the time being due and payable by him in respect of that share, whether alone or jointly with any other person, together with interest and expenses (if any) to the Company.

21 Sums due on allotment treated as calls

21.1 Any sum payable in respect of a share on allotment or at any fixed date, whether in respect of the nominal value of the share or by way of premium or as an instalment of a call, shall for all purposes of these Articles be deemed to be a call duly made. If it is not paid, the provisions of these Articles shall apply as if such amount had become due and payable by virtue of a call.

22 Power to differentiate

22.1 The Board may make arrangements on the allotment or issue of shares for a difference as between the allottees or holders of such shares in the amount and time of payment of calls.

23 Payment in advance of calls

23.1 The Board may, if it thinks fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid on the shares held by him. Such payment in advance of calls shall extinguish pro tanto the liability on the shares on which it is made. The Company may pay interest on the money paid in advance, or so much of it as exceeds the amount for the time being called up on the shares in respect of which such advance has been made, at such rate as the Board

may decide. The Board may at any time repay the amount so advanced on giving to such member not less than three months' notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced.

24 Delegation of power to make calls

24.1 If any uncalled capital of the Company is included in or charged by any mortgage or other security, the Board may delegate on such terms as it thinks fit to the person in whose favour such mortgage or security is executed, or to any other person in trust for him, the power to make calls on the members in respect of such uncalled capital, to sue in the name of the Company or otherwise for the recovery of moneys becoming due in respect of calls so made and to give valid receipts for such moneys. The power so delegated shall subsist during the continuance of the mortgage or security, notwithstanding any change of Directors, and shall be assignable if expressed so to be.

FORFEITURE OF SHARES

25 Notice if call not paid

25.1 If any member fails to pay the whole of any call or any instalment of any call on or before the day appointed for payment, the Board may at any time serve a notice in writing on such member or on any person entitled to the shares by transmission, requiring payment, on a date not less than 14 clear days from the date of the notice, of the amount unpaid and any interest which may have accrued thereon and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where the payment is to be made and state that, if the notice is not complied with, the shares in respect of which such call was made will be liable to be forfeited.

26 Forfeiture for non-compliance

26.1 If the notice referred to in Article 25 is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

27 Notice after forfeiture

27.1 When any share has been forfeited, notice of the forfeiture shall be served on the person who was before forfeiture the holder of the share or the person entitled to such share by transmission (as the case may be). An entry of such notice having been given and of the forfeiture with the date thereof shall forthwith be made in the Register in respect of such share. However, no forfeiture shall be invalidated by any omission to give such notice or to make such entry as aforesaid.

28 Forfeiture may be annulled

28.1 The Board may, at any time before any share so forfeited has been cancelled or sold, re-allotted or otherwise disposed of, annul the forfeiture, on the terms that payment shall be made of all calls and interest due thereon and all expenses incurred in respect of the share and on such further terms (if any) as the Board shall see fit.

29 Surrender

29.1 The Board may accept a surrender of any share liable to be forfeited. In such case references in these Articles to forfeiture shall include surrender.

30 Disposal of forfeited shares

30.1 Every share which shall be forfeited shall thereupon become the property of the Company. Subject to the provisions of CA 1985, any such share may be sold, re-allotted or otherwise disposed of, either to the person who was before forfeiture the holder thereof or entitled thereto or to any other person, on such terms and in such manner as the Board shall determine. The Board may, for the purposes of the disposal, authorise some person to transfer the share in question and may enter the name of the transferee in respect of the transferred share in the Register notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a new certificate to the transferee. An instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the share. The Company may receive the consideration (if any) given for the share on its disposal.

31 Effect of forfeiture

31.1 A shareholder whose shares have been forfeited shall cease to be a member in respect of the shares forfeited and shall surrender to the Company for cancellation the certificate for such shares. He shall nevertheless be liable to pay to the Company all calls made and not paid on such shares at the time of forfeiture, and interest thereon from the date of the forfeiture to the date of payment, in the same manner in all

respects as if the shares had not been forfeited, and to satisfy all (if any) claims, demands and liabilities which the Company might have enforced in respect of the shares at the time of forfeiture, without any reduction or allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

32 Extinction of claims

32.1 The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by CA 1985 given or imposed in the case of past members.

33 Evidence of forfeiture

33.1 A statutory declaration by a Director or the Secretary that a share has been forfeited in pursuance of these Articles, and stating the date on which it was forfeited, shall, as against all persons claiming to be entitled to the share adversely to the forfeiture thereof, be conclusive evidence of the facts therein stated. The declaration, together with the receipt of the Company for the consideration (if any) given for the share on the sale or disposition thereof and a certificate for the share under the Seal delivered to the person to whom the same is sold or disposed of, shall (subject if necessary to the execution of an instrument of transfer) constitute a good title to the share. Subject to the execution of any necessary transfer, such person shall be registered as the holder of the share and shall be discharged from all calls made prior to such sale or disposition and shall not be bound to see to the application of the purchase money or other consideration (if any), nor shall his title to the share be affected by any act, omission or irregularity relating to or connected with the proceedings in reference to the forfeiture or disposal of the share. Such person shall not (except by express agreement with the Company) become entitled to any dividend which might have accrued on the share before the completion of the sale or disposition thereof.

TRANSFER OF SHARES

34 Form of transfer

34.1 Subject to such of the restrictions of these Articles as may be applicable, each member may transfer all or any of his shares by instrument of transfer in writing in any usual form or in any form approved by the Board. Such instrument shall be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid up) by or on behalf of the transferee. The transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the Register in respect of it.

34.2 Notwithstanding any other provision of these Articles, title to any securities of the Company may be evidenced and transferred without a written instrument in accordance with statutory regulations from time to time made under CA 1985 and the Board shall have power to implement any arrangements it may think fit for such evidencing and transfer which accord with those regulations.

35 Right to refuse registration

35.1 The Board may, in its absolute discretion and without giving any reason, refuse to register any transfer of a share (or renunciation of a renounceable letter of allotment) unless:

(a) it is in respect of a share which is fully paid up;

(b) it is in respect of only one class of shares;

(c) it is in favour of a single transferee or not more than four joint transferees;

(d) it is duly stamped (if so required); and

(e) it is delivered for registration to the Office or such other place as the Board may from time to time determine, accompanied (except in the case of a transfer by a recognised person where a certificate has not been issued or in the case of a renunciation) by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to prove the title of the transferor or person renouncing and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so;

provided that the Board shall not refuse to register any transfer or renunciation of partly paid shares which are listed on the London Stock Exchange on the grounds that they are partly paid shares in

circumstances where such refusal would prevent dealings in such shares from taking place on an open and proper basis.

35.2 Transfers of shares will not be registered in the circumstances referred to in Article 79.

36 Notice of refusal

36.1 If the Board refuses to register a transfer of a share it shall, within two months after the date on which the transfer was lodged with the Company, send notice of the refusal to the transferee. Any instrument of transfer which the Board refuses to register shall (except in the case of suspected or actual fraud) be returned to the person depositing it. All instruments of transfer which are registered may be retained by the Company.

37 Closing of Register

37.1 The registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the Board may from time to time determine. Notice of closure of the Register shall be given in accordance with the requirements of CA 1985.

38 Fees on registration

38.1 No fee shall be charged for registration of a transfer or on the registration of any probate, letters of administration, certificate of death or marriage, power of attorney, notice or other instrument relating to or affecting the title to any shares.

39 Other powers in relation to transfers

39.1 Nothing in these Articles shall preclude the Board:

(a) from recognising a renunciation of the allotment of any share by the allottee in favour of some other person; or

(b) if empowered by these Articles to authorise any person to execute an instrument of transfer of a share, from authorising any person to transfer that share in accordance with any procedures implemented pursuant to Article 15.

TRANSMISSION OF SHARES

40 On death

40.1 If a member dies, the survivors or survivor, where he was a joint holder, and his executors or administrators, where he was a sole or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his shares. Nothing in these Articles shall release the estate of a deceased member from any liability in respect of any share which has been solely or jointly held by him.

41 Election of person entitled by transmission

41.1 Any person becoming entitled to a share in consequence of the death or bankruptcy of any member, or of any other event giving rise to a transmission of such entitlement by operation of law, may, on such evidence as to his title being produced as the Board may require, elect either to become registered as a member or to have some person nominated by him registered as a member. If he elects to become registered himself, he shall give notice to the Company to that effect. If he elects to have some other person registered, he shall execute an instrument of transfer of such share to that person. All the provisions of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer (as the case may be) as if it were an instrument of transfer executed by the member and his death, bankruptcy or other event as aforesaid had not occurred. Where the entitlement of a person to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the Board, the Board shall within two months after proof cause the entitlement of that person to be noted in the Register.

42 Rights on transmission

42.1 Where a person becomes entitled to a share in consequence of the death or bankruptcy of any member, or of any other event giving rise to a transmission of such entitlement by operation of law, the rights of the holder in relation to such share shall cease. However, the person so entitled may give a good discharge for any dividends and other moneys payable in respect of it and shall have the same rights to which he would be entitled if he were the holder of the share, except that he shall not, before he is registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or at any separate meeting of the holders of any class of shares of the Company. The Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the Board may thereafter withhold payment of all dividends and other moneys payable in respect of such share until the requirements of the notice have been

complied with.

DESTRUCTION OF DOCUMENTS

43 Destruction of documents

43.1 The Company may destroy:

(a) any instrument of transfer, after six years from the date on which it is registered;

(b) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address, after two years from the date on which it is recorded;

(c) any share certificate, after one year from the date on which it is cancelled; and

(d) any other document on the basis of which any entry in the Register is made, after six years from the date on which an entry was first made in the Register in respect of it,

Provided that the Company may destroy any such type of document at a date earlier than that authorised by this Article if a copy of such document is retained on microfilm or by other similar means which such copy is retained until the expiration of the period applicable to the destruction of the original of such document.

43.2 It shall be conclusively presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of a document so destroyed was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, that every other document so destroyed had been properly dealt with in accordance with its terms and was valid and effective in accordance with the particulars in the records of the Company, provided that:

(a) this Article 43 shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in this Article 43 shall be construed as imposing on the Company any liability in respect of the destruction of any such document otherwise than as provided for in this Article 43 which would not attach to the Company in the absence of this Article 43; and

(c) references in this Article 43 to the destruction of any document include references to the disposal of it in any manner.

ALTERATION OF SHARE CAPITAL

44 Increase, consolidation, cancellation and sub-division

44.1 The Company in general meeting may from time to time by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

(d) subject to the provisions of CA 1985, sub-divide its shares or any of them into shares of smaller amount, and may by such resolution determine that, as between the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares.

45 Fractions

45.1 Whenever as the result of any consolidation, division or sub-division of shares any difficulty arises, the Board may settle it as it thinks fit, and in particular (but without prejudice to the generality of the foregoing) where the number of shares held by any holder is not an exact multiple of the number of shares to be consolidated into a single share and as a result of such consolidation such holder would become entitled to a fraction of a consolidated share:

(a) the Board may determine which of the shares of such holder are to be treated as giving rise to such fractional entitlement and may decide that any of those shares shall be consolidated with any of the shares of any other holder or holders which are similarly determined by it to be treated as giving rise to a fractional entitlement for such other holder or holders, into a single consolidated share and the Board may, on behalf of all such holders, sell such consolidated share for the best price reasonably obtained to any person (including the Company) and distribute the net proceeds of sale after deduction of the expenses of sale in due proportion among those holders (except that any amount otherwise due to a holder, being less than £3 or such other sum as

the Board may from time to time determine, may be retained for the benefit of the Company); or

(b) provided that the necessary unissued shares are available, the Board may issue to such holder credited as fully paid by way of capitalisation the minimum number of shares required to round up his holding to an exact multiple of the number of shares to be consolidated into a single share (such issue being deemed to have been effected prior to consolidation); and the amount required to pay up such shares shall be appropriated at the Board's discretion from any of the sums standing to the credit of any of the Company's reserve accounts (including share premium account and capital redemption reserve) or to the credit of profit and loss account and capitalised by applying the same in paying up the share. In relation to such a capitalisation the Board may exercise all the powers conferred on it by Article 150 without an ordinary resolution of the Company.

45.2 For the purposes of any sale of consolidated shares pursuant to Article 45.1, the Board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with, the directions of the purchaser, and the transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

46 <u>Reduction of capital</u>

46.1 Subject to the provisions of CA 1985 and to any rights for the time being attached to any shares, the Company may by special resolution reduce its share capital or any capital redemption reserve or share premium account in any way.

47 <u>Purchase of own shares</u>

47.1 Subject to the provisions of CA 1985 and to any rights for the time being attached to any shares, the Company may purchase any of its own shares of any class (including any redeemable shares). Any shares to be so purchased may be selected in any manner whatsoever.

VARIATION OF CLASS RIGHTSVARIATION OF CLASS RIGHTS

48 <u>Sanction to variation</u>

48.1 If at any time the share capital of the Company is divided into shares of different classes, any of the rights for the time being attached to any share or class of shares in the Company (and notwithstanding that the Company may be or be about to be in liquidation) may be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing

of the holders of not less than three-quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of shares of the class duly convened and held as hereinafter provided (but not otherwise).

49 Class meetings

49.1 All the provisions in these Articles as to general meetings shall mutatis mutandis apply to every meeting of the holders of any class of shares. The Board may convene a meeting of the holders of any class of shares whenever it thinks fit and whether or not the business to be transacted involves a variation or abrogation of class rights. The quorum at every such meeting shall be not less than two persons holding or representing by proxy at least one-third of the nominal amount paid up on the issued shares of the class. Every holder of shares of the class, present in person or by proxy, may demand a poll. Each such holder shall on a poll be entitled to one vote for every share of the class held by him. If at any adjourned meeting of such holders such quorum as aforesaid is not present, not less than one person holding shares of the class who is present in person or by proxy shall be a quorum.

50 Deemed variation

50.1 Subject to the terms of issue of or rights attached to any shares, the rights or privileges attached to any class of shares shall be deemed not to be varied or abrogated by the creation or issue of any new shares ranking pari passu in all respects (save as to the date from which such new shares shall rank for dividend) with or subsequent to those already issued or by the reduction of the capital paid up on such shares or by the purchase or redemption by the Company of its own shares in accordance with the provisions of CA 1985 and these Articles.

GENERAL MEETINGS

51 Annual general meetings

51.1 Subject to the provisions of CA 1985, annual general meetings shall be held at such time and place as the Board may determine.

52 Extraordinary general meetings

52.1 All general meetings, other than annual general meetings, shall be called extraordinary general meetings.

53 Convening of extraordinary general meeting

53.1 The Board may convene an extraordinary general meeting whenever it

thinks fit. An extraordinary general meeting shall also be convened on such requisition, or in default may be convened by such requisitionists, as provided by section 368 CA 1985. At any meeting convened on such requisition or by such requisitionists no business shall be transacted except that stated by the requisition or proposed by the Board. If there are not within the United Kingdom sufficient members of the Board to convene a general meeting, any Director may call a general meeting.

54 Notice of general meetings

54.1 An annual general meeting and an extraordinary general meeting convened for the passing of a special resolution shall be convened by not less than 21 clear days' notice in writing. All other extraordinary general meetings shall be convened by not less than 14 clear days' notice in writing.

54.2 Subject to the provisions of CA 1985, and notwithstanding that it is convened by shorter notice than that specified in this Article 54, a general meeting shall be deemed to have been duly convened if it is so agreed:

(a) in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting; and

(b) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent in nominal value of the shares giving that right.

54.3 The notice shall specify:

(a) whether the meeting is an annual general meeting or an extraordinary general meeting;

(b) the place, the day and the time of the meeting;

(c) in the case of special business, the general nature of that business;

(d) if the meeting is convened to consider a special or extraordinary resolution, the intention to propose the resolution as such; and

(e) with reasonable prominence, that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a member.

54.4 The notice shall be given to the members (other than any who, under the provisions of these Articles or of any restrictions imposed on any shares, are not entitled to receive notice from the Company), to the Directors

and to the Auditors.

55 Omission to send notice

55.1 The accidental omission to send a notice of meeting or, in cases where it is intended that it be sent out with the notice, an instrument of proxy to, or the non-receipt of either by, any person entitled to receive the same shall not invalidate the proceedings at that meeting.

56 Special business

56.1 All business that is transacted at a general meeting shall be deemed special, except the following transactions at an annual general meeting:

(a) the declaration of dividends;

(b) the receipt and consideration of the annual accounts and the reports of the Directors and the Auditors and any other document required to be annexed to the annual accounts;

(c) the election or re-election of Directors;

(d) the re-appointment of the Auditors retiring (unless they were last appointed otherwise than by the Company in general meeting) and the fixing of the remuneration of the Auditors or the determination of the manner in which such remuneration is to be fixed.

PROCEEDINGS AT GENERAL MEETINGS

57 Quorum

57.1 No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. Two persons entitled to attend and to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

58 If quorum not present

58.1 If within five minutes (or such longer interval as the Chairman in his absolute discretion thinks fit) from the time appointed for the holding of a general meeting a quorum is not present, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to later on the same day or to such other day and at such time and place as the Chairman (or, in default, the Board) may determine. If at such adjourned meeting a quorum is not present within five minutes from the time appointed for holding the meeting, one person entitled to vote on the business to be transacted, being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

59 Chairman

59.1 The Chairman of the Board shall preside at every general meeting of the Company. If there be no such Chairman or if at any meeting he shall not be present within five minutes after the time appointed for holding the meeting, or shall be unwilling to act as Chairman, the Deputy Chairman (if any) of the Board shall if present and willing to act preside at such meeting. If no Chairman or Deputy Chairman shall be so present and willing to act, the Directors present shall choose one of their number to act or, if there be only one Director present, he shall be Chairman if willing to act. If there be no Director present and willing to act, the members present and entitled to vote shall choose one of their number to be Chairman of the meeting.

60 Directors and other persons may attend and speak

60.1 A Director (and any other person invited by the Chairman to do so) shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares of the Company.

61 Power to adjourn

61.1 The Chairman may, with the consent of a meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time (or indefinitely) and from place to place as the meeting shall determine. However, without prejudice to any other power which he may have under these Articles or at common law, the Chairman may, without the need for the consent of the meeting, interrupt or adjourn any meeting from time to time and from place to place or for an indefinite period if he is of the opinion that it has become necessary to do so in order to secure the proper and orderly conduct of the meeting or to give all persons entitled to do so a reasonable opportunity of attending, speaking and voting at the meeting or to ensure that the business of the meeting is properly disposed of.

62 Notice of adjourned meeting

62.1 Where a meeting is adjourned indefinitely, the Board shall fix the time and place for the adjourned meeting. Whenever a meeting is adjourned for 14 days or more or indefinitely, seven clear days' notice at the least, specifying the place, the day and time of the adjourned meeting and the general nature of the business to be transacted, shall be given in the same manner as in the case of an original meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting.

63 Business of adjourned meeting

63.1 No business shall be transacted at any adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

VOTING

64 Method of voting

64.1 At any general meeting a resolution put to a vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is duly demanded. Subject to the provisions of CA 1985, a poll may be demanded by:

(a) the Chairman of the meeting; or

(b) by at least five members present in person or by proxy and entitled to vote at the meeting; or

(c) a member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member or members present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

64.2 At general meetings, resolutions shall be put to the vote by the Chairman and there shall be no requirement for the resolution to be proposed or seconded by any person.

65 Chairman's declaration conclusive on show of hands

65.1 Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the Chairman of the meeting that a resolution has on a show of hands been carried, or carried unanimously or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the book containing the minutes of proceedings of the Company, shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

66 Objection to error in voting

66.1 No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the Chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the Chairman decides that the same is of sufficient magnitude to vitiate the resolution or may otherwise have affected the decision of the meeting. The decision of the Chairman on such matters shall be final and conclusive.

67 Amendment to resolutions

67.1 If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the Chairman of the meeting, any error in such ruling shall not invalidate the proceedings on the substantive resolution.

67.2 In the case of a resolution duly proposed as a special or extraordinary resolution, no amendment thereto (other than an amendment to correct a patent error) may in any event be considered or voted on and in the case of a resolution duly proposed as an ordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted on unless either at least 48 hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of

the amendment and intention to move the same has been lodged at the Office or the Chairman of the meeting in his absolute discretion decides that it may be considered or voted on.

68 Procedure on a poll

68.1 Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken forthwith. A poll duly demanded on any other matter shall be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not being more than 30 days from the date of the meeting or adjourned meeting at which the poll was demanded, as the Chairman shall direct. The Chairman may appoint scrutineers who need not be members. No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

68.2 The demand for a poll (other than on the election of a Chairman or any question of adjournment) shall not prevent the continuance of the meeting for the transaction of any business other than the question on which a poll has been demanded. If a poll is demanded before the declaration of the result on a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

68.3 The demand for a poll may, before the poll is taken, be withdrawn, but only with the consent of the Chairman. A demand so withdrawn shall validate the result of a show of hands declared before the demand was made.

68.4 On a poll votes may be given in person or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

69 Votes of members

69.1 Subject to the provisions of CA 1985, to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights pursuant to these Articles, at any general meeting every member who is present in person shall on a show of hands have one vote and every member present in person or by proxy shall on a poll have one vote for each share of which he is the holder.

69.2 If two or more persons are joint holders of a share, then in voting on any question the vote of the senior who tenders a vote, whether in person or

by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the Register.

69.3 Where in England or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Board may in its absolute discretion, on or subject to production of such evidence of the appointment as the Board may require, permit such receiver or other person to vote in person or, on a poll, by proxy on behalf of such member at any general meeting. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be deposited at the Office, or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

70 Casting vote

70.1 In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll was demanded shall be entitled to a second or casting vote in addition to any other vote that he may have.

71 Restriction on voting rights for unpaid calls etc.

71.1 No member shall, unless the Board otherwise determines, be entitled to vote at a general meeting or at any separate meeting of the holders of any class of shares, either in person or by proxy, or to exercise any other right or privilege as a member in respect of a share held by him unless and until all calls or other sums presently due and payable by him in respect of that share whether alone or jointly with any other person together with interest and expenses (if any) have been paid to the Company.

72 Voting by proxy

72.1 Any person (whether a member of the Company or not) may be appointed to act as a proxy. Deposit of an instrument of proxy shall not preclude a member from attending and voting in person at the meeting in respect of which the proxy is appointed or at any adjournment thereof.

73 Form of proxy

73.1 An instrument appointing a proxy shall:

(a) be in writing in any common form or in such other form as the Board may approve, under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, under its common seal or under the hand of some officer or attorney or other person duly authorised in that behalf;

(b) be deemed (subject to any contrary direction contained in the same) to confer authority to demand or join in demanding a poll and to vote on any resolution or amendment of a resolution put to the meeting for which it is given, as the proxy thinks fit, but shall not confer any further right to speak at the meeting, except with the permission of the Chairman (or as otherwise determined by the Board where the relevant shares are held by a Depositary);

(c) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates; and

(d) where it is stated to apply to more than one meeting, be valid for all such meetings as well as for any adjournment of any such meetings.

74 <u>Deposit of proxy</u>

74.1 The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board, shall:

(a) be deposited at the Office or at such other place or places within the United Kingdom as is specified in the notice convening the meeting or in any notice of any adjourned meeting or in any instrument of proxy sent out by the Company in relation to the meeting not less than 48 hours before the time of the holding of the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b) in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the Chairman of the meeting or to any Director;

and an instrument of proxy not deposited or delivered in a manner so permitted shall be invalid. No instrument appointing a proxy shall be

valid after the expiry of 12 months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within 12 months from such date.

75 More than one proxy may be appointed

75.1 A member may appoint more than one proxy to attend on the same occasion. When two or more valid but differing instruments of proxy are delivered in respect of the same share for use at the same meeting and in respect of the same matter, the one which is last validly delivered (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which instrument was last validly delivered, none of them shall be treated as valid in respect of that share.

76 Board may supply proxy cards

76.1 The Board may at the expense of the Company send, by post or otherwise, instruments of proxy (reply-paid or otherwise) to members for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the Directors or any other persons. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall, subject to Article 55, be issued to all (and not some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy.

77 Revocation of proxy

77.1 A vote given or poll demanded in accordance with the terms of an instrument of proxy shall be valid notwithstanding the death or mental disorder of the principal or the revocation of the instrument of proxy, or of the authority under which the instrument of proxy was executed, or the transfer of the share in respect of which the instrument of proxy is given, unless notice in writing of such death, mental disorder, revocation or transfer shall have been received by the Company at the Office, or at such other place as has been appointed for the deposit of instruments of proxy, at least 48 hours before the commencement of the meeting or adjourned meeting or the taking of the poll at which the instrument of proxy is used.

78 Corporate representative

78.1 A corporation (whether or not a company within the meaning of CA 1985) which is a member may, by resolution of its directors or other governing body, authorise such person (or if, but only if, such corporation is a Depositary voting in its capacity as such, persons) as it thinks fit to act as its representative (or, as the case may be, representatives) at any meeting of the Company or at any separate meeting of the holders of any class of shares. Any person so authorised shall be entitled to exercise the same powers on behalf of the corporation (in respect of that part of the corporation's holdings to which the authority relates) as the corporation could exercise if it were an individual member. The corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it; and all references to attendance and voting in person shall be construed accordingly. A Director, the Secretary or some person authorised for the purpose by the Secretary may require the representative to produce a certified copy of the resolution so authorising him or such other evidence of his authority reasonably satisfactory to them before permitting him to exercise his powers.

79 Failure to disclose interests in shares

79.1 If a member, or any other person appearing to be interested in shares held by that member, has been issued with a notice pursuant to section 212 CA 1985 and has failed in relation to any shares ("the default shares", which expression includes any shares issued after the date of such notice in right of those shares) to give the Company the information thereby required within the prescribed period from the service of the notice, the following sanctions shall apply unless the Board otherwise determines:

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll; and

(b) where the default shares represent at least 0.25 per cent in nominal value of the issued shares of their class:

(i) any dividend or other money payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to Article 148, to receive shares instead of that dividend; and

(ii) no transfer, other than an excepted transfer, of any shares

held by the member shall be registered unless:

(A) the member is not himself in default as regards supplying the information required; and

(B) the member proves to the satisfaction of the Board that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

79.2 Where the sanctions under Article 79.1 apply in relation to any shares, they shall cease to have effect (and any dividends withheld under Article 79.1(b) shall become payable):

(a) if the shares are transferred by means of an excepted transfer but only in respect of the shares transferred; or

(b) at the end of the period of seven days (or such shorter period as the Board may determine) following receipt by the Company of the information required by the notice mentioned in that paragraph and the Board being fully satisfied that such information is full and complete.

79.3 Where, on the basis of information obtained from a member in respect of any share held by him, the Company issues a notice pursuant to section 212 CA 1985 to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of Article 79.1.

79.4 Where default shares in which a person appears to be interested are held by a Depositary, the provisions of this Article 79 shall be treated as applying only to those shares held by the Depositary in which such person appears to be interested and not (insofar as such person's apparent interest is concerned) to any other shares held by the Depositary.

79.5 Where the member on which a notice under section 212 CA 1985 is served is a Depositary acting in its capacity as such, the obligations of the Depositary as a member of the Company shall be limited to disclosing to the Company such information relating to any person appearing to be interested in the shares held by it as has been recorded by it pursuant to the arrangements entered into by the Company or approved by the Board pursuant to which it was appointed as a Depositary.

79.6 For the purposes of this Article 79:

(a) a person, other than the member holding a share, shall be treated

as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 212 CA 1985, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

(b) "interested" shall be construed as it is for the purpose of section 212 CA 1985;

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes reference:

(i) to his having failed or refused to give all or any part of it; and

(ii) to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(d) "prescribed period" means 14 days;

(e) "excepted transfer" means, in relation to any shares held by a member:

(i) a transfer by way of or pursuant to acceptance of a takeover offer for the Company (within the meaning of section 428 CA 1985); or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in section 207 of the Financial Services Act 1986) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded; or

(iii) a transfer which is shown to the satisfaction of the Board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

79.7 Nothing contained in this Article 79 shall be taken to limit the powers of the Company under section 216 CA 1985.

UNTRACED MEMBERS

80 Power of sale

80.1 The Company shall be entitled to sell at the best price reasonably obtainable any share of a member, or any share to which a person is entitled by transmission, if and provided that:

(a) during the period of 12 years prior to the date of the publication of the advertisements referred to in sub-paragraph (b) below (or, if published on different dates, the earlier or earliest thereof) no cheque, order or warrant in respect of such share sent by the Company through the post in a pre-paid envelope addressed to the member or to the person entitled by transmission to the share, at his address on the Register or other last known address given by the member or person to which cheques, orders or warrants in respect of such share are to be sent has been cashed and the Company has received no communications in respect of such share from such member or person, provided that during such period of 12 years the Company has paid at least three cash dividends (whether interim or final) and no such dividend has been claimed by the person entitled to it;

(b) on or after expiry of the said period of 12 years the Company has given notice of its intention to sell such share by advertisements in two newspapers of which one shall be a national newspaper published in the United Kingdom and the other shall be a newspaper circulating in the area of the address on the Register or other last known address of the member or the person entitled by transmission to the share or the address for the service of notices notified under Article 157.3;

(c) the said advertisements, if not published on the same day, shall have been published within 30 days of each other;

(d) during the further period of three months following the date of publication of the said advertisements (or, if published on different dates, the later or latest thereof) and prior to the exercise of the power of sale the Company has not received any communication in respect of such share from the member or person entitled by transmission; and

(e) the Company has given notice to the London Stock Exchange of its intention to make such sale, if shares of the class concerned are listed or dealt in on that exchange.

80.2 To give effect to any sale of shares pursuant to this Article the Board may authorise some person to transfer the shares in question and may

enter the name of the transferee in respect of the transferred shares in the Register notwithstanding the absence of any share certificate being lodged in respect thereof and may issue a new certificate to the transferee. An instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

80.3 If during the period of 12 years referred to in Article 80.1, or during any period ending on the date when all the requirements of paragraphs (a) to (d) of Article 80.1 have been satisfied, any additional shares have been issued in respect of those held at the beginning of, or previously so issued during, any such period and all the requirements of paragraphs (b) to (d) of Article 80.1 have been satisfied in regard to such additional shares, the Company shall also be entitled to sell the additional shares.

81 <u>Application of proceeds of sale</u>

81.1 The Company shall account to the member or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account. The Company shall be deemed to be a debtor to, and not a trustee for, such member or other person in respect of such moneys. Moneys carried to such separate account may either be employed in the business of the Company or invested in such investments as the Board may from time to time think fit. No interest shall be payable to such member or other person in respect of such moneys and the Company shall not be required to account for any money earned on them.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

82 <u>Number of Directors</u>

82.1 Unless and until otherwise determined by the Company by ordinary resolution, the number of Directors (other than any alternate Directors) shall be not more than twelve or less than three.

83 <u>Power of Company to appoint Directors</u>

83.1 Subject to the provisions of these Articles, the Company may by ordinary resolution appoint a person who is willing to act to be a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles.

84 Power of Board to appoint Directors

84.1 Without prejudice to the power of the Company to appoint any person to be a Director pursuant to these Articles, the Board shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles. Any Director so appointed shall retire at the annual general meeting of the Company next following such appointment and shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

85 Appointment of executive Directors

85.1 Subject to the provisions of CA 1985, the Board may from time to time appoint one or more of its body to hold any employment or executive office (including that of Chief Executive, Managing Director or Finance Director) for such term (subject to the provisions of CA 1985) and subject to such other conditions as the Board thinks fit in accordance with Article 109. The Board may revoke or terminate any such appointment without prejudice to any claim for damages for breach of contract between the Director and the Company.

86 Eligibility of new Directors

86.1 No person, other than a Director retiring (by rotation or otherwise), shall be appointed or re-appointed a Director at any general meeting unless:

(a) he is recommended by the Board; or

(b) not less than seven nor more than 42 clear days before the date appointed for the meeting, notice duly executed by a member (other than the person to be proposed) qualified to vote at the meeting has been given to the Company of the intention to propose that person for appointment or re-appointment, stating the particulars which would, if he were so appointed or re-appointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or re-appointed, is lodged at the Office.

87 Share qualification

87.1 A Director shall not be required to hold any shares of the Company.

88 Resolution for appointment

88.1 A resolution for the appointment of two or more persons as Directors by a single resolution shall be void unless an ordinary resolution that it shall be so proposed has first been agreed to by the meeting without any vote being given against it.

89 Retirement by rotation

89.1 Subject to Article 89.2, at each annual general meeting of the Company one-third of the Directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to but not exceeding one-third shall retire from office. If there are fewer than three Directors who are subject to retirement by rotation, one Director shall retire from office.

89.2 In addition to any Director required to retire by rotation under Article 89.1, there shall also be required to retire by rotation any Director who at an annual general meeting of the Company shall have then been a Director at each of the preceding two annual general meetings of the Company and who was not required to retire by rotation at either such annual general meeting and who has not otherwise ceased to be a Director (either by resignation, retirement, removal or otherwise) and been re-appointed by general meeting of the company at or since either such annual general meeting.

90 Directors subject to retirement by rotation

90.1 Subject to the provisions of CA 1985 and of these Articles (and in particular Article 89.2), the Directors to retire by rotation at each annual general meeting shall be, so far as necessary to obtain the number required, first, any Director who wishes to retire and not offer himself for re-election and secondly, those Directors who have been longest in office since their last appointment or re-appointment. As between two or more Directors who have been in office an equal length of time, the Director to retire shall, in default of agreement between them, be determined by lot. The Directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the Board at the start of business on the date of the notice convening the annual general meeting notwithstanding any change in the number or identity of the Directors after that time but before the close of the meeting.

91 Position of retiring Director

91.1 A Director who retires at an annual general meeting (whether by rotation or otherwise) may, if willing to act, be re-appointed. If he is not re-appointed or deemed to have been re-appointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

92 Deemed re-appointment

92.1 At any general meeting at which a Director retires by rotation the Company may fill the vacancy and, if it does not do so, the retiring Director shall, if willing, be deemed to have been re-appointed unless it is expressly resolved not to fill the vacancy or a resolution for the re-appointment of the Director is put to the meeting and lost.

93 Retirement on account of age

93.1 Section 293 CA 1985 shall apply to the Company.

94 Removal by ordinary resolution

94.1 In addition to any power of removal conferred by CA 1985, the Company may by ordinary resolution remove any Director before the expiration of his period of office, but without prejudice to any claim for damages which he may have for breach of any contract of service between him and the Company, and may (subject to these Articles) by ordinary resolution appoint another person who is willing to act to be a Director in his place. Any person so appointed shall be treated, for the purposes of determining the time at which he or any other Director is to retire, as if he had become a Director on the day on which the person in whose place he is appointed was last appointed or re-appointed a Director.

95 Vacation of office by Director

95.1 Without prejudice to the provisions for retirement (by rotation or otherwise) contained in these Articles, the office of a Director shall be vacated if:

(a) he resigns by notice in writing delivered to the Secretary at the Office or tendered at a Board meeting;

(b) he ceases to be a Director by virtue of any provision of CA 1985, is removed from office pursuant to these Articles or CA 1985 or becomes prohibited by law from being a Director;

(c) he becomes bankrupt, has an interim receiving order made against him, makes any arrangement or compounds with his

creditors generally or applies to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

(d) an order is made by any court of competent jurisdiction on the ground (howsoever formulated) of mental disorder for his detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his affairs or he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, under the Mental Health (Scotland) Act 1984 and the Board resolves that his office be vacated; or

(e) both he and his alternate Director appointed pursuant to the provisions of these Articles (if any) are absent, without the permission of the Board, from Board meetings for six consecutive months and the Board resolves that his office be vacated.

96 Resolution as to vacancy conclusive

96.1 A resolution of the Board declaring a Director to have vacated office under the terms of Article 95 shall be conclusive as to the fact and grounds of vacation stated in the resolution.

ALTERNATE DIRECTORS

97 Appointments

97.1 Each Director (other than an alternate Director) may, by notice in writing delivered to the Secretary at the Office, or in any other manner approved by the Board, appoint any other Director or any person approved for that purpose by the Board and willing to act, to be his alternate.

97.2 No appointment of an alternate Director who is not already a Director shall be effective until his consent to act as a Director in the form prescribed by CA 1985 has been received at the Office.

97.3 An alternate Director need not hold a share qualification and shall not be counted in reckoning any maximum or minimum number of Directors allowed by these Articles.

98 Participation in Board meetings

98.1 Every alternate Director shall (subject to his giving to the Company an address within the United Kingdom at which notices may be served on him) be entitled to receive notice of all meetings of the Board and all committees of the Board of which his appointor is a member and, in the absence from such meetings of his appointor, to attend and vote at such meetings and to exercise all the powers, rights, duties and authorities of his appointor. A Director acting as alternate Director shall have a separate vote at Board meetings for each Director for whom he acts as alternate Director, but he shall count as only one for the purpose of determining whether a quorum is present.

99 Alternate Director responsible for own acts

99.1 Every person acting as an alternate Director shall be an officer of the Company, shall alone be responsible to the Company for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

100 Interests of alternate Director

100.1 An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements with the Company and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director. However, he shall not be entitled to receive from the Company any fees for his services as alternate, except only such part (if any) of the fee payable to his appointor as such appointor may by notice in writing to the Company direct. Subject to this Article, the Company shall pay to an alternate Director such expenses as might properly have been paid to him if he had been a Director.

101 Revocation of appointment

101.1 An alternate Director shall cease to be an alternate Director:

(a) if his appointor revokes his appointment; or

(b) if his appointor ceases for any reason to be a Director, provided that if any Director retires but is re-appointed or deemed to be re-appointed at the same meeting, any valid appointment of an alternate Director which was in force immediately before his retirement shall remain in force; or

(c) if any event happens in relation to him which, if he were a Director otherwise appointed, would cause him to vacate office.

DIRECTORS' REMUNERATION, EXPENSES AND PENSIONS

102 Directors' fees

102.1 The Directors (other than alternate Directors) shall be entitled to receive by way of fees for their services as Directors such sum as the Board may from time to time determine (not exceeding £450,000 per annum or such other sum as the Company in general meeting by ordinary resolution shall from time to time determine). Such sum (unless otherwise directed by the resolution of the Company by which it is voted) shall be divided among the Directors in such proportions and in such manner as the Board may determine or, in default of such determination, equally (except that in such event any Director holding office for less than the whole of the relevant period in respect of which the fees are paid shall only rank in such division in proportion to the time during such period for which he holds office). Any fees payable pursuant to this Article shall be distinct from any salary, remuneration or other amounts payable to a Director pursuant to any other provisions of these Articles and shall accrue from day to day.

103 Expenses

103.1 Each Director shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in or about the performance of his duties as Director, including any expenses incurred in attending meetings of the Board or any committee of the Board or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company.

104 Additional remuneration

104.1 If by arrangement with the Board any Director shall perform or render any special duties or services outside his ordinary duties as a Director and not in his capacity as a holder of employment or executive office, he may be paid such reasonable additional remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may from time to time determine.

105 Remuneration of executive Directors

105.1 The salary or remuneration of any Director appointed to hold any employment or executive office in accordance with the provisions of these Articles may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by the Board, and may be in addition to or in lieu of any fee payable to him for his services as Director pursuant to these Articles.

106 Pensions and other benefits

106.1 The Board may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (whether by insurance or otherwise) for, or to institute and maintain any institution, association, society, club, trust, other establishment or profit-sharing, share incentive, share purchase or employees' share scheme calculated to advance the interests of the Company or to benefit, any person who is or has at any time been a Director or employee of the Company or any company which is a holding company or a subsidiary undertaking of or allied to or associated with the Company or any such holding company or subsidiary undertaking or any predecessor in business of the Company or of any such holding company or subsidiary undertaking, and for any member of his family (including a spouse or former spouse) and any person who is or was dependent on him. For such purpose the Board may establish, maintain, subscribe and contribute to any scheme, institution, association, club, trust or fund and pay premiums and, subject to the provisions of CA 1985, lend money or make payments to, guarantee or give an indemnity in respect of, or give any financial or other assistance in connection with any of the aforesaid matters. The Board may procure any of such matters to be done by the Company either alone or in conjunction with any other person. Any Director or former Director shall be entitled to receive and retain for his own benefit any pension or other benefit provided under this Article and shall not be obliged to account for it to the Company.

POWERS AND DUTIES OF THE BOARD

107 Powers of the Board

107.1 Subject to the provisions of CA 1985, the Memorandum of Association of the Company and these Articles and to any directions given by special resolution of the Company, the business of the Company shall be managed by the Board, which may exercise all the powers of the Company, whether relating to the management of the business or not. No alteration of the Memorandum of Association or of these Articles and no such direction given by the Company shall invalidate any prior act of the Board which would have been valid if such alteration had not been made or such direction had not been given. Provisions contained elsewhere in these Articles as to any specific power of the Board shall not be deemed to limit the general powers given by this Article.

108 Powers of Directors being less than minimum number

108.1 If the number of Directors is less than the minimum for the time being prescribed by these Articles, the remaining Director or Directors shall act only for the purposes of appointing an additional Director or Directors to make up such minimum or of convening a general meeting of the Company for the purpose of making such appointment. If there are no Director or Directors able or willing to act, any two members may

summon a general meeting for the purpose of appointing Directors. Subject to the provisions of these Articles, any additional Director so appointed shall hold office only until the dissolution of the annual general meeting of the Company next following such appointment unless he is re-elected during such meeting.

109 Powers of executive Directors

109.1 The Board may from time to time:

(a) delegate or entrust to and confer on any Director holding executive office (including a Chief Executive, Managing Director or Finance Director) such of its powers, authorities and discretions (with power to sub-delegate) for such time, on such terms and subject to such conditions as it thinks fit; and

(b) revoke, withdraw, alter or vary all or any of such powers.

110 Delegation to committees

110.1 The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) for such time on such terms and subject to such conditions as it thinks fit to any committee consisting of one or more Directors and (if thought fit) one or more other persons provided that no resolution of a committee shall be effective unless at least one of the persons present when it is passed is a Director or alternate Director.

110.2 The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers and discharge any such committee in whole or in part. Insofar as any power, authority or discretion is so delegated, any reference in these Articles to the exercise by the Board of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee.

111 Local management

111.1 The Board may establish any local or divisional boards or agencies for managing any of the affairs of the Company in any specified locality, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local or divisional board, or any managers or agents, and may fix their remuneration. The Board may delegate to any local or divisional board, manager or agent so appointed any of its powers, authorities and discretions (with power to sub-delegate) and may authorise the members for the time being of any such local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies; and any such appointment or delegation may be made for such time, on such terms and subject to such conditions as the Board may think fit. The Board may confer such

powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary all or any of such powers. Subject to any terms and conditions expressly imposed by the Board, the proceedings of any local or divisional board or agency with two or more members shall be governed by such of these Articles as regulate the proceedings of the Board, so far as they are capable of applying.

112 Power of attorney

112.1 The Board may, by power of attorney or otherwise, appoint any person or persons to be the agent of the Company and may delegate to any such person or persons any of its powers, authorities and discretions (with power to sub-delegate), in each case for such purposes and for such time, on such terms (including as to remuneration) and subject to such conditions as it thinks fit. The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers.

113 Associate directors

113.1 The Board may appoint any person (not being a Director) to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such designation or title and may terminate any such appointment or the use of such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that such person is, or is deemed to be, or is empowered in any respect to act as, a Director for any of the purposes of CA 1985 or these Articles.

114 Exercise of voting power

114.1 The Board may exercise or cause to be exercised the voting power conferred by the shares in any other company held or owned by the Company, or any power of appointment to be exercised by the Company, in such manner in all respects as it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of any Director as a director or other officer or employee of such company or in favour of the payment of remuneration to the directors, officers or employees of such company).

115 Provision for employees

115.1 The Board may exercise any power conferred on the Company by CA 1985 to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family or any person who is dependent on him) in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or that subsidiary undertaking.

116 Overseas registers

116.1 Subject to the provisions of CA 1985, the Board may exercise the powers conferred on the Company with regard to the keeping of an overseas branch, local or other register and may make and vary such regulations as it thinks fit respecting the keeping of any such register.

117 Borrowing powers

117.1 Subject as provided in this Article 117, the Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the provisions of CA 1985, to create and issue debenture and other loan stock and debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

117.2 The Board shall restrict the borrowings of the Company and exercise all voting and other rights and powers of control exercisable by the Company in respect of its subsidiary undertakings so as to procure (as regards its subsidiary undertakings in so far as it can procure by such exercise) that the aggregate principal amount at any one time outstanding in respect of moneys borrowed by the Group (exclusive of moneys borrowed by one Group company from another and after deducting cash deposited) shall not at any time, without the previous sanction of an ordinary resolution of the Company exceed an amount equal to two times the Adjusted Capital and Reserves.

117.3 For the purposes only of this Article 117:

(a) "Adjusted Capital and Reserves" means a sum equal to the aggregate from time to time of:

(i) the amount paid up (or credited as paid up) on the allotted or issued share capital of the Company; and

(ii) the amount standing to the credit of the reserves, whether or not distributable (including, without limitation, any

revaluation reserve, merger reserve, share premium account or capital redemption reserve), after adding thereto or deducting therefrom any balance standing to the credit or debit of the profit and loss account;

all as shown in the relevant balance sheet, but after:

(iii) making such adjustments as may be appropriate to reflect:

(A) any variation in the amount of the paid up share capital and the amount standing to the credit of any of such reserves since the date of the relevant balance sheet and so that for the purpose of making such adjustments, if any proposed allotment of shares by the Company for cash has been underwritten, then such shares shall be deemed to have been allotted and the amount (including the premium) of the subscription monies payable in respect thereof (not being monies payable later than six months after the date of allotment) shall be deemed to have been paid up to the extent so underwritten on the date when the issue of such shares was underwritten (or, if such underwriting was conditional, the date on which it became unconditional);

(B) any variation since the date of the relevant balance sheet of the companies comprising the Group;

(iv) adding the cost of goodwill written-off or deducted from reserves which arose on consolidation of businesses or assets acquired by any Group company and held at the date of the relevant balance sheet;

(v) excluding (so far as not already excluded):

(A) amounts attributable to the proportion of the issued equity share capital of any subsidiary undertaking which is not attributable, directly or indirectly, to the Company;

(B) any sum set aside for taxation (other than deferred taxation); and

(vi) deducting the amount of any distribution declared, recommended or made by any Group company to a person other than a Group company out of profits accrued up to and including the date of (and not provided for in) the relevant balance sheet;

(b) "cash deposited" means an amount equal to the aggregate of the amounts beneficially owned by Group companies which are deposited for the time being with any bank or other person (not being a Group company) and which are repayable to any Group company on demand or within three months of such demand, subject, in the case of amounts deposited by a partly-owned subsidiary undertaking, to the exclusion of a proportion thereof equal to the proportion of its issued equity share capital which is not attributable, directly or indirectly, to the Company;

(c) "Group" means the Company and its subsidiary undertakings from time to time;

(d) "Group company" means any company in the Group;

(e) "moneys borrowed" include not only moneys borrowed but also the following except in so far as otherwise taken into account:

(i) the nominal amount of any issued share capital and the principal amount of any debenture or borrowings of any person, the beneficial interest in which or right to repayment to which is not for the time being owned by a Group company but the payment or repayment of which is the subject of a guarantee or indemnity by a Group company or is secured on the assets of a Group company;

(ii) the principal amount raised by any Group company by acceptances or under any acceptance credit opened on its behalf by any bank or acceptance house (not being a Group company) other than acceptances and acceptance credits relating to the purchase of goods or services in the ordinary course of trading and outstanding for six months or less;

(iii) the principal amount of any debenture (whether secured or unsecured) of any Group company owned otherwise than by a Group company; or

(iv) the principal amount of any preference share capital of any subsidiary undertaking owned otherwise than by a Group company;

(v) any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing (but any premium payable on final repayment of an amount not to be taken into account as moneys borrowed shall not be taken into account); and

(vi) any fixed amount in respect of a hire-purchase agreement or of a finance lease payable in either case by a Group company which would be shown at the material time as an obligation in a balance sheet prepared in accordance with the accounting principles used in the preparation of the relevant balance sheet (and for the purpose of this sub-paragraph (vi) "finance lease" means a contract between a lessor and a Group company as lessee or sub-lessee where substantially all the risks and rewards of the ownership of the asset leased or sub-leased are to be borne by that company and "hire-purchase agreement" means a contract of hire-purchase between a hire-purchase lender and a Group company as hirer);

but do not include:

(vii) moneys borrowed by any Group company for the purpose of repaying, within six months of being first borrowed, the whole or any part of any moneys borrowed and then outstanding (including any premium payable on final repayment) of that or any other Group company pending their application for such purpose within that period;

(viii) moneys borrowed by any Group company for the purpose of financing any contract in respect of which any part of the price receivable under the contract by that or any other Group company is guaranteed or insured up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured;

(ix) an amount equal to the moneys borrowed of any company outstanding immediately after it becomes a Group company, provided that it became a Group company during the six months preceding the calculation;

(x) an amount equal to the amount secured on an asset immediately after it was acquired by a Group company, provided that it was acquired during the six months preceding the calculation;

(xi) notwithstanding sub-paragraph (i) to (vi) above, the proportion of moneys borrowed by a Group company (and not owing to another Group company) which is equal to the proportion of its issued equity share capital not attributable, directly or indirectly, to the Company; and

(xii) the amount of any moneys borrowed which are for the time being deposited with any governmental authority in any part of the world in connection with import deposits or

any similar governmental scheme to the extent that the Group company making such deposit retains its interest in such deposit;

and in sub-paragraphs (vii) to (xii) above references to amounts of moneys borrowed include references to amounts which, but for the exclusion under those sub-paragraphs, would fall to be included;

(f) "relevant balance sheet" means the latest published audited consolidated balance sheet of the Group but, where the Company has no subsidiary undertakings, it means the balance sheet and profit and loss account of the Company and, where the Company has subsidiary undertakings but there are no consolidated accounts of the Group, it means the respective balance sheets and profit and loss accounts of the companies comprising the Group;

(g) "subsidiary undertaking" means a subsidiary undertaking (within the meaning of CA 1985) of the Company (except a subsidiary undertaking which is excluded from consolidation by virtue of the provisions of section 229 CA 1985); and "Group" and "Group company" and references to any company which becomes a Group company or to companies comprising the Group shall, in such a case, be construed so as to include subsidiary undertakings except a subsidiary undertaking which is excluded from consolidation as aforesaid and "equity share capital" shall be construed in relation to a subsidiary undertaking without a share capital in the same manner as "shares" are defined in relation to an undertaking without a share capital under section 259(2)(b) and (c) CA 1985.

117.4 When the aggregate amount of moneys borrowed required to be taken into account for the purposes of this Article 117 on any particular day is being ascertained, any of such moneys denominated or repayable in a currency other than sterling shall be converted for the purpose of calculating the sterling equivalent either:

(a) at the rate of exchange used for the conversion of that currency in the relevant balance sheet; or

(b) if no rate was so used, at the middle market rate of exchange prevailing at the close of business in London on the date of that balance sheet

providing that, in the case of (a) or (b) above, if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to

be made, the latter rate shall apply instead; or

(c) where the repayment of such moneys is expressly covered by a forward purchase contract, currency option, back-to-back loan, swap or other arrangements taken out and entered into to reduce the risk associated with fluctuations in exchange rates, at the rate of exchange specified in that document.

117.5 A report of the Auditors stating their opinion of the amount of the Adjusted Capital and Reserves or the amount of moneys borrowed falling to be taken into account for the purposes of this Article 117 or to the effect that the limit imposed by this Article 117 has not been or will not be exceeded at any particular time or times or as a result of any particular transaction or transactions shall be conclusive evidence of the amount or of that fact. Nevertheless, the Board may at any time act in reliance on a bona fide estimate of the amount of the Adjusted Capital and Reserves; and if in consequence the limit on borrowings set out in this Article is inadvertently exceeded, an amount borrowed equal to the excess may be disregarded until the expiration of 60 days after the date on which (by reason of a determination of the Auditors or otherwise) the Board became aware that such a situation has or may have arisen.

117.6 No debt incurred or security given in respect of moneys borrowed in excess of the limit imposed by this Article 117 shall be invalid or ineffectual, except in the case of express notice to the lender or recipient of the security at the time when the debt was incurred or security given that the limit had been or would thereby by exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

PROCEEDINGS OF DIRECTORS AND COMMITTEES

118 <u>Board meetings</u>

118.1 Subject to the provisions of these Articles, the Board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit.

119 Notice of Board meetings

119.1 One Director may, and the Secretary at the request of a Director shall, summon a Board meeting at any time on reasonable notice. Notice of a Board meeting shall be deemed to be properly given to a Director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the Company for that purpose. A Director may waive the requirement that notice be given to him of any Board meeting, either prospectively or retrospectively. It shall not be necessary to give notice of a Board meeting to a Director who is absent from the United Kingdom unless he has requested the Board in writing that notices of Board meetings shall during his absence be given to him at any address in the United Kingdom notified to the Company for this purpose, but he shall not, in such event, be entitled to a longer period of notice than if he had been present in the United Kingdom at that address.

120 Quorum

120.1 The quorum necessary for the transaction of business may be determined by the Board and until otherwise determined shall be two persons, each being a Director or an alternate Director. A duly convened meeting of the Board at which a quorum is present shall be competent to exercise all or any of the authorities, powers, and discretions for the time being vested in or exercisable by the Board.

121 Chairman of Board

121.1 The Board may appoint one or more of its body Chairman or Joint Chairman and one or more of its body Deputy Chairman of its meetings and may determine the period for which he is or they are to hold office and may at any time remove him or them from office. If no such Chairman or Deputy Chairman is elected, or if at any meeting neither a Chairman nor a Deputy Chairman is present within five minutes of the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting. In the event of two or more Joint Chairmen or, in the absence of a Chairman, two or more Deputy Chairmen being present, the Joint Chairman or Deputy Chairman to act as Chairman of the meeting shall be decided by those Directors present. Any Chairman or Deputy Chairman may also hold executive office under the Company.

122 Voting

122.1 Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the Chairman of that meeting shall have a second or casting vote.

123 Participation by telephone or facsimile

123.1 Any Director or his alternate may validly participate in a meeting of the Board or a committee of the Board through the medium of conference telephone or any other form of communications equipment, provided that all persons participating in the meeting are able to hear and speak to each other throughout such meeting, or by a series of telephone calls from the Chairman of the meeting or by exchange of facsimile transmissions addressed to the Chairman of the meeting.

123.2 A person so participating by being present or being in telephone communication with or by exchanging facsimile transmissions with those in the meeting or with the Chairman of the meeting shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no group which is larger than any other group, where the Chairman of the meeting then is.

123.3 A resolution passed at any meeting held in the above manner, and signed by the Chairman of the meeting, shall be as valid and effectual as if it had been passed at a meeting of the Board (or committee, as the case may be) duly convened and held.

124 Resolution in writing

124.1 A resolution in writing executed by all the Directors for the time being entitled to receive notice of a Board meeting and not being less than a quorum, or by all the members of a committee of the Board for the time entitled to receive notice of such committee meeting and not being less than a quorum of that committee, shall be as valid and effective for all purposes as a resolution duly passed at a meeting of the Board (or committee, as the case may be). Such a resolution:

(a) may consist of several documents in the same form each executed by one or more of the Directors or members of the relevant committee, including executions evidenced by means of facsimile transmission;

(b) need not be signed by an alternate Director if it is signed by the Director who appointed him;

(c) if signed by an alternate Director, need not also be signed by his appointor;

(d) to be effective, need not be signed by a Director who is prohibited by these Articles from voting thereon, or by his alternate.

125 Proceedings of committees

125.1 All committees of the Board shall, in the exercise of the powers delegated to them and in the transaction of business, conform with any mode of proceedings and regulations which the Board may prescribe and subject thereto shall be governed by such of these Articles as regulate the proceedings of the Board as are capable of applying.

126 Minutes of proceedings

126.1 The Board shall cause minutes to be made in books kept for the purpose of recording:

(a) all appointments of officers and committees made by the Board and of any such officer's salary or remuneration; and

(b) the names of Directors present at every meeting of the Board, of a committee of the Board, of the Company or of the holders of any class of shares or debentures of the Company, and all orders, resolutions and proceedings of such meetings.

126.2 Any such minutes, if purporting to be signed by the Chairman of the meeting at which the proceedings were held or by the Chairman of the next succeeding meeting or the Secretary, shall be prima facie evidence of the matters stated in such minutes without any further proof.

127 Validity of proceedings

127.1 All acts done by a meeting of the Board, or of a committee of the Board, or by any person acting as a Director, alternate Director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any person or persons acting as aforesaid, or that they or any of them were or was disqualified from holding office or not entitled to vote, or had in any way vacated their or his office, be as valid as if every such person had been duly appointed, and was duly qualified and had continued to be a Director, alternate Director or member of a committee and entitled to vote.

DIRECTORS' INTERESTS

128 Director may have interests

128.1 Subject to the provisions of CA 1985 and provided that Article 129 is complied with, a Director, notwithstanding his office:

(a) may enter into or otherwise be interested in any contract, arrangement, transaction or proposal with the Company or in which the Company is otherwise interested, either in regard to his tenure of any office or place of profit or as vendor, purchaser or

otherwise;

(b) may hold any other office or place of profit under the Company (except that of Auditor or of auditor of a subsidiary of the Company) in conjunction with the office of Director and may act by himself or through his firm in a professional capacity for the Company, and in any such case on such terms as to remuneration and otherwise as the Board may arrange, either in addition to or in lieu of any remuneration provided for by any other Article;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with or otherwise interested in, any company promoted by the Company or in which the Company is otherwise interested or as regards which the Company has any powers of appointment; and

(d) shall not be liable to account to the Company for any profit, remuneration or other benefit realised by any such office, employment, contract, arrangement, transaction or proposal;

and no such contract, arrangement, transaction or proposal shall be avoided on the grounds of any such interest or benefit.

129 <u>Disclosure of interests to Board</u>

129.1 A Director who, to his knowledge, is in any way (directly or indirectly) interested in any contract, arrangement, transaction or proposal with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract, arrangement, transaction or proposal is first considered, if he knows his interest then exists or, in any other case, at the first meeting of the Board after he knows that he is or has become so interested.

129.2 For the purposes of this Article:

(a) a general notice given to the Board by a Director that he is to be regarded as having an interest (of the nature and extent specified in the notice) in any contract, transaction, arrangement or proposal in which a specified person or class of persons is interested shall be deemed to be a sufficient disclosure under this Article in relation to such contract, transaction, arrangement or proposal; and

(b) an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

130 Interested Director not to vote or count for quorum

130.1 Save as provided in this Article, a Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board or of a committee of the Board concerning any contract, arrangement, transaction or any other proposal whatsoever to which the Company is or is to be a party and in which he has an interest which (together with any interest of any person connected with him within the meaning of section 346 CA 1985) is to his knowledge a material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company, unless the resolution concerns any of the following matters:

(a) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(b) the giving of any guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) any proposal concerning any other body corporate in which he (together with persons connected with him within the meaning of section 346 CA 1985) does not to his knowledge have an interest (as the term is used in Part VI CA 1985) in one per cent or more of the issued equity share capital of any class of such body corporate or of the voting rights available to members of such body corporate;

(e) any proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; or

(f) any proposal concerning insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons who include Directors.

131 Director's interest in own appointment

131.1 A Director shall not vote or be counted in the quorum on any resolution of the Board or committee of the Board concerning his own appointment (including fixing or varying the terms of his appointment or its termination) as the holder of any office or place of profit with the Company or any company in which the Company is interested. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment or its termination) of two or more Directors to offices or places of profit with the Company or any company in which the Company is interested, such proposals may be divided and a separate resolution considered in relation to each Director. In such case each of the Directors concerned (if not otherwise debarred from voting under these Articles) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

132 Chairman's ruling conclusive on Director's interest

132.1 If any question arises at any meeting as to the materiality of a Director's interest (other than the Chairman's interest) or as to the entitlement of any Director (other than the Chairman) to vote or be counted in a quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall be referred to the Chairman of the meeting. The Chairman's ruling in relation to the Director concerned shall be final and conclusive.

133 Directors' resolution conclusive on Chairman's interest

133.1 If any question arises at any meeting as to the materiality of the Chairman's interest or as to the entitlement of the Chairman to vote or be counted in a quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall be decided by resolution of the Directors or committee members present at the meeting (excluding the Chairman), whose majority vote shall be final and conclusive.

134 Connected persons

134.1 For the purposes of Articles 128 to 133 the purposes of CA 1985 connected (which word shall have the meaning given to it by section 346 CA 1985) with a Director shall be treated as an interest of the Director.

SEALS

135 Safe custody

135.1 The Board shall provide for the safe custody of the Seal and of any other seal of the Company.

136 Application of seals

136.1 The Seal shall be used only by the authority of a resolution of the Board or of a committee of the Board so authorised. The Board may determine whether any instrument to which the Seal is affixed shall be signed and, if it is to be signed, who shall sign it and by what means. The Board may also determine, either generally or in a particular case, that a signature may be dispensed with or affixed by mechanical or other means. Unless otherwise so determined:

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the Seal in respect of any debentures or other securities need not be signed and any signature may be affixed to or printed on any such certificate by any means approved by the Board; and

(b) every other instrument to which the Seal is affixed shall be signed by one Director and by the Secretary or by two Directors.

136.2 Every certificate or share warrant shall be issued either under the Seal (which may be affixed to it or printed on it by mechanical or other means) or in such other manner as the Board, having regard to the terms of issue, CA 1985 and the regulations of the London Stock Exchange, may authorise; all references in these Articles to the Seal shall be construed accordingly.

137 Official seal for use abroad

137.1 Subject to the provisions of CA 1985, the Company may have an official seal for use in any place abroad.

THE SECRETARY

138 The Secretary

138.1 Subject to the provisions of CA 1985, the Board shall appoint a Secretary or Joint Secretaries and shall have power to appoint one or more persons to be an Assistant or Deputy Secretary at such remuneration and on such terms and conditions as it thinks fit and any such person so appointed may be removed by the Board.

138.2 Any provision of CA 1985 or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

DIVIDENDS AND OTHER PAYMENTS

139 Declaration of dividends

139.1 Subject to the provisions of CA 1985 and of these Articles, the Company may by ordinary resolution declare dividends to be paid to members according to their respective rights and interests in the profits of the Company. However, no dividend shall exceed the amount recommended by the Board.

140 Interim dividends

140.1 Subject to the provisions of CA 1985, the Board may declare and pay such interim dividends (including any dividend payable at a fixed rate) as appears to the Board to be justified by the profits of the Company available for distribution. If at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends on shares which rank after shares conferring preferential rights with regard to dividend as well as on shares conferring preferential rights, unless at the time of payment any preferential dividend is in arrear. Provided that the Board acts in good faith, it shall not incur any liability to the holders of shares conferring preferential rights for any loss that they may suffer by the lawful payment of any interim dividend on any shares ranking after those with preferential rights.

141 Entitlement to dividends

141.1 Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up (otherwise than in advance of calls) on the shares on which the dividend is paid. Subject as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly.

142 Calls or debts may be deducted from dividends

142.1 The Board may deduct from any dividend or other money payable to any person on or in respect of a share all such sums as may be due from him to the Company on account of calls or otherwise in relation to the shares of the Company.

143 Distribution in specie

143.1 The Board may, with the authority of an ordinary resolution of the Company, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of such ways. Where any difficulty arises in regard to such distribution, the Board may settle it as it thinks fit. In particular, the Board may:

(a) issue fractional certificates (or ignore fractions);

(b) fix the value for distribution of such assets or any part thereof and determine that cash payments may be made to any members on the footing of the value so fixed, in order to adjust the rights of members; and

(c) vest any such assets in trustees on trust for the persons entitled to the dividend.

144 Dividends not to bear interest

144.1 Unless otherwise provided by the rights attached to the share, no dividend or other moneys payable by the Company or in respect of a share shall bear interest as against the Company.

145 Method of payment

145.1 The Company may pay any dividend, interest or other sum payable in respect of a share in cash or by direct debit, bank transfer, cheque, dividend warrant, or money order or by any other method (including by electronic media) as the Board may consider appropriate and may send the same by post or other delivery service (or by such other means offered by the Company as the member or persons entitled to it may agree in writing) to the registered address (or in the case of a Depositary, subject to the approval of the Board, such persons and addresses as the Depositary may require) of the member or person entitled to it (or, if two or more persons are holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the member or otherwise by operation of law, to the registered address of such of those persons as is first named in the Register) or to such person and such address as such member or person or persons may direct in writing.

145.2 Every cheque, warrant, order or other form of payment is sent at the risk of the person entitled to the money represented by it, shall (where relevant) be crossed in accordance with the Cheques Act 1992 and shall be made payable to the person or persons entitled, or to such other person as the person or persons entitled may direct in writing. Payment of the cheque, warrant, order or other form of payment shall be a good

discharge to the Company. If any such cheque, warrant, order or other form of payment has or shall be alleged to have been lost, stolen or destroyed, the Board may, at the request of the person entitled thereto, issue a replacement cheque or warrant or order or make payment in some other form, subject to compliance with such conditions as to evidence and indemnity and the payment of out of pocket expenses of the Company in connection with the request as the Board may think fit.

145.3 Any joint holder or other person jointly entitled to a share may give an effective receipt for any dividend or other moneys payable in respect of such share.

145.4 The Board may, at its discretion, make provisions to enable a Depositary and/or any member as the Board shall from time to time determine to receive duly declared dividends in a currency or currencies other than sterling. For the purposes of the calculation of the amount receivable in respect of any dividend, the rate of exchange to be used to determine the foreign currency equivalent of any sum payable as a dividend shall be such rate or rates and the payment thereof shall be on such terms and conditions as the Board may in its absolute discretion determine.

146 Uncashed dividends

146.1 If cheques, warrants or orders for dividends or other sums payable in respect of a share sent by the Company to the person entitled thereto are returned to the Company or left uncashed on two consecutive occasions or, following one occasion, reasonable enquiries have failed to establish any new address to be used for the purpose, the Company shall not be obliged to send any dividends or other moneys payable in respect of that share due to that person until he notifies the Company of an address to be used for the purpose.

147 Unclaimed dividends

147.1 All dividends, interest or other sum payable and unclaimed for 12 months after having become payable may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of 12 years after having been declared or become due for payment shall (if the Board so resolves) be forfeited and shall cease to remain owing by the Company.

148 Payment of scrip dividends

148.1 The Board may, with the prior authority of an ordinary resolution of the Company and subject to such terms and conditions as the Board may determine, offer to any holders of Shares the right to elect to receive Shares, credited as fully paid, instead of the whole (or some part, to be determined by the Board) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a) the said resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period or periods;

(b) the entitlement of each holder of Shares to new Shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder would have received by way of dividend. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Shares on the London Stock Exchange, as derived from the Daily Official List, for the day on which the Shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as the Board may determine on such basis as it considers to be fair and reasonable. A certificate or report by the Auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount;

(c) no fractions of a share shall be allotted. The Board may make such provisions as it thinks fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the Company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any member and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such member of fully paid Shares and/or provisions whereby cash payments may be made to members in respect of their fractional entitlements and/or provisions whereby fractional entitlements may be accumulated and sold and the net proceeds of sale applied in donations to such charities as the Board may determine;

(d) the Board shall, after determining the basis of allotment, notify the holders of Shares in writing of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective;

(e) the Board may exclude from any offer any holders of Shares or

any Shares held by a Depositary or any Shares on which dividends are payable in foreign currency where the Board considers that the making of the offer to them or in respect of such shares would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them or in respect of such shares;

(f) the Board may establish or vary from time to time a procedure for election mandates in respect of future rights of election and may determine that every duly effected election in respect of any Shares shall be binding on every successor in title to the holder thereof;

(g) the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on Shares in respect of which an election has been duly made ("the elected Shares") and instead additional Shares shall be allotted to the holders of the elected Shares on the basis of allotment determined as aforesaid. For such purpose the Board may capitalise, out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or of any of the profits which could otherwise have been applied in paying dividends in cash as the Board may determine, a sum equal to the aggregate nominal amount of the additional Shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued Shares for allotment and distribution to the holders of the elected Shares on that basis. A Board resolution capitalising any part of such reserve or fund or profits shall have the same effect as if such capitalisation had been declared by ordinary resolution of the Company in accordance with Article 150 and in relation to any such capitalisation the Board may exercise all the powers conferred on them by Article 150 without need of such ordinary resolution;

(h) the additional Shares so allotted shall rank pari passu in all respects with each other and with the fully paid Shares in issue on the record date for the dividend in respect of which the right of election has been offered, except that they will not rank for any dividend or other distribution or other entitlement which has been declared, paid or made by reference to such record date; and

(i) the Board may terminate, suspend or amend any offer of the right to elect to receive Shares in lieu of any cash dividend at any time and generally may implement any scrip dividend scheme on such terms and conditions as the Board may from time to time determine and take such other action as the Board may deem necessary or desirable from time to time in respect of any such scheme.

149 Reserves

149.1 The Board may, before recommending any dividend (whether preferential or otherwise) carry to reserve out of the profits of the Company such sums as it thinks fit. All sums standing to reserve may be applied from time to time, at the discretion of the Board, for any purpose to which the profits of the Company may properly be applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Board thinks fit. The Board may divide the reserve into such special funds as it thinks fit, and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as it thinks fit. Any sum which the Board may carry to reserve out of the unrealised profits of the Company shall not be mixed with any reserve to which profits available for distribution have been carried. The Board may also, without placing the same to reserve, carry forward any profits which it may think prudent not to distribute.

150 Capitalisation of reserves

150.1 The Board may, with the authority of an ordinary resolution of the Company:

(a) subject as provided in this Article, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company which is available for distribution or standing to the credit of share premium account or capital redemption reserve or other undistributable reserve;

(b) appropriate the sum resolved to be capitalised to the holders of Shares in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those holders of Shares or as they may direct, in those proportions, or partly in one way and partly in the other, provided that:

(i) the share premium account, the capital redemption reserve,

any other undistributable reserve and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to holders of Shares credited as fully paid; and

(ii) in a case where any sum is applied in paying amounts for the time being unpaid on any shares of the Company or in paying up in full debentures of the Company, the amount of the net assets of the Company at that time is not less than the aggregate of the called up share capital of the Company and its undistributable reserves as shown in the latest audited accounts of the Company or such other accounts as may be relevant and would not be reduced below that aggregate by the payment thereof;

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall, so long as such shares remain partly paid, rank for dividends only to the extent that such partly paid shares rank for dividends;

(d) make such provision by the issue of fractional certificates (or by ignoring fractions or by accruing the benefit thereof to the Company rather than to the holders of Shares concerned) or by payment in cash or otherwise as it thinks fit in the case of shares or debentures becoming distributable in fractions;

(e) authorise any person to enter on behalf of all the holders of Shares concerned into an agreement with the Company providing for either:

(i) the allotment to them respectively, credited as fully paid up, of any shares or debentures to which they may be entitled on such capitalisation; or

(ii) the payment up by the Company on behalf of such holders by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares

(any agreement made under such authority being effective and binding on all such holders); and

(f) generally do all acts and things required to give effect to such resolution.

151 Record dates

151.1 Notwithstanding any other provision of these Articles but without prejudice to the rights attached to any shares and subject always to CA 1985 the Company or the Board may by resolution specify any date (the "record date") as the date at the close of business (or such other time as the Board may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular and such record date may be on or at any time before the date on which the same is paid, made, given or served or (in the case of any dividend, distribution, interest, allotment or issue) at any time after the same is recommended, resolved, declared or announced but without prejudice to the rights inter se in respect of the same of transferors and transferees of any such shares or other securities. No change in the register of such holders after the record date shall invalidate the same.

ACCOUNTS

152 Accounting records

152.1 The Board shall cause accounting records to be kept in accordance with CA 1985.

153 Inspection of records

153.1 No member (other than a Director) shall have any right to inspect any accounting record or other document of the Company unless he is authorised to do so by statute, by order of the court, by the Board or by ordinary resolution of the Company.

154 Accounts to be sent to members

154.1 Except as provided in Article 155, a printed copy of the Directors' and Auditors' reports accompanied by printed copies of the annual accounts shall, not less than 21 clear days before the annual general meeting before which they are to be laid, be delivered or sent by post to every member and holder of debentures of the Company and to the Auditors and to every other person who is entitled to receive notice of general meetings. However, this Article shall not require a copy of those documents to be sent to any person who under the provisions of these Articles is not entitled to receive notices from the Company or of whose address the Company is unaware or to any holder of debentures of whose address the Company is unaware or to more than one of the joint holders of any shares or debentures. If all or any of the shares in or debentures of the Company are listed or dealt in on any stock exchange, there shall at the same time be forwarded to the secretary of that stock exchange such number of copies of each of those documents as the regulations of that stock exchange may require.

155 Summary financial statements

155.1 The Company may, in accordance with section 251 CA 1985 and any regulations made under it, send a summary financial statement to any member instead of or in addition to the documents referred to in Article 154. Where it does so, the statement shall be delivered or sent by post to the member not less than 21 clear days before the annual general meeting before which those documents are to be laid.

NOTICES

156 Notices to be in writing

156.1 Any notice to be given to or by any person pursuant to these Articles shall be in writing, except that a notice convening a Board or Board committee meeting need not be in writing.

157 Service of notice on members

157.1 The Company may give any notice or document (including a share certificate) to a member, either personally or by sending it by post or other delivery service in a prepaid envelope addressed to the member at his registered address or by leaving it at that address or by any other means authorised in writing by the member concerned. In the case of a member registered on an overseas branch register any such notice or document may be posted either in the United Kingdom or in the territory in which such branch register is maintained.

157.2 In the case of joint holders of a share, all notices or documents shall be given to the joint holder whose name stands first in the Register in respect of the joint holding. Notice so given shall be sufficient notice to all the joint holders.

157.3 Where a member (or, in the case of joint holders, the person first named in the Register) has a registered address outside the United Kingdom but has notified the Company of an address within the United Kingdom at which notices or other documents may be given to him, he shall be entitled to have notices given to him at that address; but otherwise no such member shall be entitled to receive any notice or document from the Company.

157.4 If on three consecutive occasions notices or other documents have been sent through the post to any member at his registered address or his address for the service of notices but have been returned undelivered, such member shall not thereafter be entitled to receive notices or other documents from the Company until he shall have communicated with the Company and supplied in writing a new registered address or address within the United Kingdom for the service of notices.

158 Notice in case of death, bankruptcy or mental disorder

158.1 The Company may give notice to the person entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law, by sending or delivering it in any manner authorised by these Articles for the giving of notice to a member, addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or representative by operation of law or by any like description, at the address (if any) within the United Kingdom supplied for the purpose by the person claiming to be so entitled. Until such an address has been so supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy or operation of law had not occurred.

159 Evidence of service

159.1 Any member present, in person or by proxy, at any meeting of the Company or of the holders of any class of shares of the Company shall be deemed to have received due notice of such meeting, and, where requisite, of the purposes for which such meeting was called.

159.2 Any notice, certificate or other document, addressed to a member at his registered address or address for service in the United Kingdom shall, if sent by post, be deemed to have been served or delivered on the day after the day when it was put in the post (or, where second-class mail is employed, on the second day after the day when it was put in the post). Proof that an envelope containing the notice or document was properly addressed and put into the post as a prepaid letter shall be conclusive evidence that the notice was given. Any notice, certificate or other document not sent by post but delivered or left at a registered address or address for service in the United Kingdom shall be deemed to have been served or delivered on the day on which it was so delivered or left.

160 Notice binding on transferees

160.1 Every person who, by operation of law, transfers or by any other means becomes entitled to a share shall be bound by any notice in respect of that share (other than a notice given by the Company under section 212 CA 1985) which, before his name is entered in the Register, has been duly given to a person from whom he derives his title.

161 Notice by advertisement

161.1 Any notice to be given by the Company to the members or any of them, and not otherwise provided for by these Articles, shall be sufficiently given if given by advertisement in at least one national newspaper published in the United Kingdom and, where the Company keeps an overseas branch register, in at least one daily newspaper published in

the territory in which such register is maintained. Any notice given by advertisement shall be deemed to have been served at noon on the day on which the advertisement first appears.

162 Suspension of postal services

162.1 If at any time by reason of the suspension, interruption or curtailment of postal services or threat thereof within the United Kingdom the Company is or would be unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised in at least one national newspaper published in the United Kingdom and, where the Company keeps an overseas branch register, in at least one daily newspaper published in the territory in which such register is maintained. Such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day on which the first of such advertisements appears. In any such case the Company shall send confirmatory copies of the notice by post if, at least seven days prior to the meeting, the posting of notices to addresses throughout the United Kingdom again becomes practicable.

WINDING UP

163 Division of assets

163.1 If the Company is wound up the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. Any such division may be otherwise than in accordance with the existing rights of the members, but if any division is resolved otherwise than in accordance with such rights, the members shall have the same right of dissent and consequential rights as if such resolution were a special resolution passed pursuant to section 110 of the Insolvency Act 1986. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees on such trusts for the benefit of the members as he with the like sanction shall determine, but no member shall be compelled to accept any assets on which there is a liability.

164 Transfer or sale under section 110 Insolvency Act 1986

164.1 A special resolution sanctioning a transfer or sale to another company duly passed pursuant to section 110 of the Insolvency Act 1986 may in the like manner authorise the distribution of any shares or other consideration receivable by the liquidator among the members otherwise than in accordance with their existing rights, and any such determination shall be binding on all the members, subject to the right of dissent and consequential rights conferred by the said section.

INDEMNITY

165 Right to indemnity

165.1 Subject to the provisions of CA 1985, but without prejudice to any indemnity to which he may be otherwise entitled, every Director, alternate Director, Secretary or other officer of the Company shall be entitled to be indemnified and, if the Board so determines, an Auditor may be indemnified, out of the assets of the Company against all costs, charges, losses, damages and liabilities incurred by him in the actual or purported execution or discharge of his duties or exercise of his powers or otherwise in relation thereto, including (without prejudice to the generality of the foregoing) any liability incurred in defending any proceedings (whether civil or criminal) which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company, or as Auditor, and in which judgment is given in his favour or in which he is acquitted or in connection with any application under CA 1985 in which relief is granted to him by any court of competent jurisdiction.

166 Power to insure

166.1 Subject to the provisions of CA 1985, the Board may purchase and maintain insurance at the expense of the Company for the benefit of any person who is or was at any time a Director or other officer of the Company or of any other company which is a subsidiary or subsidiary undertaking of the Company or in which the Company has an interest whether direct or indirect indemnifying such person against any liability which may attach to him or loss or expenditure which he may incur in relation to anything done or alleged to have been done or omitted to be done as a Director or officer.

Resolutions

At GENERAL MEETINGS of the Company duly convened and held on the dates stated below, the following Resolutions were duly passed:

26th January, 1960.

Special Resolution:

With effect from the 28th January 1960 the name of the Company be changed to Radiospares Limited.

10th June, 1964.

Special Resolutions

1 THAT the Authorised Share Capital of the Company be increased by the addition thereto of the sum of £8,000 divided into 7,000 Ordinary Shares of £1 each ranking pari passu with the existing Ordinary Shares of the Company and 20,000 "A" Ordinary Shares of 1/-d. each ranking pari passu with the existing "A" Ordinary Shares of the Company.

2 THAT it is desirable to capitalise the sum of £9,000 being part of the amount standing to the credit of the Profit and Loss Account being undistributed net profits of the Company and that such sum be appropriated as capital to and amongst the existing shareholders of the Company and be applied in paying up in full at par the 8,000 unissued Ordinary Shares of £1 each and the 20,000 unissued "A" Ordinary Shares of 1/-d. each in the proportion of one new Ordinary Shares for every one Ordinary Share and one new "A" Ordinary Share for every one "A" Ordinary Share held by them respectively at the date of the passing of this resolution and that such new Ordinary and "A" Ordinary Shares shall rank for all dividends declared hereafter.

7th June, 1967

Special Resolution:

THAT with the consent of the Board of Trade the name of the Company be changed to Electrocomponents (Holdings) Limited.

8th June, 1967

Special Resolutions:

I. THAT with a view to the acquisition of the whole of the issued share capital of Electrocomponents (R-S) Limited the capital of the Company be increased to £113,000 by the creation of 950,000 Ordinary Shares of 2s. each.

II. THAT with a view to the acquisition of the whole of the issued share capital of Reading Windings Limited the capital of the Company be further increased to £198,000 by the creation of 850,000 Ordinary Shares of 2s. each.

III. THAT the capital of the Company be further increased to £750,000 by the creation of 5,520,000 Ordinary Shares of 2s. each.

IV. THAT the provisions of the Memorandum of Association of the

Company be altered with respect to its objects as follows:

1. By inserting immediately before sub-paragraph (A) of paragraph 3 thereof the following new sub-paragraph:

   (Here followed paragraphs (1) and (2) as set out in Clause 4 of the foregoing Memorandum of Association)

2. By inserting immediately before sub-paragraph (C) of the said paragraph 3 the following sub-paragraph:

   (Here followed paragraph (5) as set out in Clause 4 of the foregoing Memorandum of Association)

3. By inserting immediately before sub-paragraph (H) of the said paragraph 3 the following sub-paragraph:

   (Here followed paragraph (11) as set out in Clause 4 of the foregoing Memorandum of Association).

4. By redesignating the existing sub-paragraphs of the said paragraph 3:

   (A) to (B) as (3) and (4) respectively;

   (C) to (G) inclusive as (6) to (10) inclusive;

   (H) to (Z) inclusive as (12) to (30) inclusive.

V. THAT the Company be converted into a Public Company and the Regulations contained in the printed document produced to the meeting and for the purposes of identification signed by the Chairman be and are hereby adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association of the Company.

VI. THAT the sum of £302,000 (as to £63,345 being the amount now standing to the credit of the Capital Reserve Account and as to £238,655 being part of the amount now standing to the credit of the Profit and Loss Account of the Company) be capitalised and that the same be applied in making payment in full at par for 3,020,000 Ordinary Shares of 2s. each in the capital of the Company such Ordinary Shares to be distributed as fully paid among the persons who were registered as holders of Shares in the capital of the Company on the seventh day of June, 1967, at the rate of Thirty-one fully paid Ordinary Shares for every two "A" Ordinary Shares of 1s. each of the Company and One Hundred and Fifty fully paid Ordinary Shares for every one Ordinary Share of £1 each of the Company held by such holders respectively, such fully paid Shares to rank for payment in full of any dividend declared or paid after the date

hereof.

VII. THAT each of the existing Ordinary Shares of £1 each in the capital of the Company be sub-divided into ten Ordinary Shares of 2s. ranking pari passu with the existing Ordinary Shares of 2s. each of the Company in all respects.

VIII. THAT the 40,000 "A" Ordinary Shares of 1s. each in the capital of the Company be consolidated and divided into 20,000 Ordinary Shares of 2s. each ranking pari passu with the existing Ordinary Shares of 2s. each of the Company in all respects.

13th October, 1967

Special Resolution:

THAT with the consent of the Board of Trade the name of the Company be changed to Electrocomponents Associated Limited.

14th September, 1973.

Special Resolution:

THAT the name of the Company be changed to Electrocomponents Limited.

29th July, 1988

Special Resolution:

1. THAT the Regulations contained in the printed document submitted to the Meeting marked "A" and for the purpose of identification signed by the Chairman thereof be and the same are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of all the existing Articles of Association thereof.

26th July, 1991

Special Resolution:

8. THAT:

the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of ordinary shares of 10p each in the capital of the Company ("ordinary shares") provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is ten million;

(b) the minimum price which may be paid for ordinary shares is 10p per ordinary share;

(c) the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent. of the average of the middle market prices shown in the quotations for an ordinary share of the Company in The Stock Exchange Daily Official List for the ten business days immediately preceding the day on which the ordinary share is purchased;

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such time; and

(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of such contract.

Ordinary Resolution

9. THAT:

(a) the directors be and they are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 ("the Act") to exercise all powers of the Company to allot relevant securities up to an aggregate nominal amount of £3,696,309.20 during the period from the date of the passing of this Resolution until the conclusion of the next Annual General Meeting of the Company, whereupon such authority will expire, but so that this authority shall allow the Company to make offers or agreements before the expiry of this authority which would or might require securities to be allotted after such expiry; and

(b) words and expressions defined or for the purposes of Part IV of the Act shall bear the same meaning in this Resolution.

Special Resolution:

10. THAT:
subject to the passing of Resolution 9 set out in the Notice of this Meeting:

(a) the directors be and they are hereby empowered, pursuant to section 95 of the Companies Act 1985 ("the Act"), to allot equity securities pursuant to the authority given in accordance with section 80 of the Act by Resolution 9 as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(i) in connection with an offer of securities, open for acceptance for a period fixed by the directors, by way of rights to holders of ordinary shares, convertible loan stock and/or other securities in proportion (as nearly as may be) to their holdings on a record date fixed by the directors (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with problems under the laws of any territory or the requirements of any regulatory body or any stock exchange in any territory or in connection with fractional entitlements or otherwise howsoever);

(ii) pursuant to the terms of any share scheme for employees approved by the Members in General meeting; and

(iii) (otherwise than pursuant to sub-paragraph (i) and (ii) above) up to an aggregate nominal amount of £1,026,350.30.

during the period commencing on the date of passing of this Resolution and expiring at the conclusion of the next Annual General Meeting of the Company in 1992, or on 25 October 1992, whichever is the earlier, but so that this power shall enable the Company to make offers or arrangements prior to the expiry of this power which would or might require equity securities to be allotted after the expiry of this power; and

(b) words and expressions defined in or for the purposes of Part IV of the Act shall bear the same meanings in this Resolution.

Special Resolution:

11. THAT:

the provisions of the Memorandum of Association of the Company with respect to its objects be altered by the insertion of the following as a new Clause 4(29) and with the consequent renumbering of the current Clauses 4(29) and 4(30): "To purchase and maintain insurance for the benefit of any persons who are or were at any time officers of the Company or any other company which is a subsidiary or subsidiary undertaking of the Company or in which the Company has any interest whether direct or indirect indemnifying such persons against liability for negligence, default, breach of duty or breach of trust or any other

liabilities which may be lawfully insured against.

Special Resolution:

12. THAT:

subject to the passing of Resolution 11 set out in the Notice of this Meeting the provisions of the Articles of Association of the Company be altered as follows:

(a) by the insertion of the following as a new Article 83(H)(i): "any proposal to purchase or maintain any insurance policy under which he may benefit" and with the consequent renumbering of Articles 83(H)(i) to (vii); and

(b) by the renumbering of the current Article 92 to 92(A) and the insertion of the following as a new Article 92(B): "The Directors may exercise all the powers of the Company contained in Clause 4(29) of the Memorandum of Association of the Company."

28th July 1995

Ordinary Resolutions:

1 THAT sanction be and it is hereby given to the Directors of the Company:

(a) to offer Shareholders additional Ordinary Shares as an alternative to cash in accordance with the provisions of Article 128 of the Company's Articles of Association (the "Scrip Dividend Offer") in respect of the whole or part of the final dividend for the financial year ended 31 March 1995 on such basis as the Directors have determined and specified in the circular to Shareholders dated 5th July 1995, a copy of which was produced to the meeting, and in respect of any other dividends declared or payable prior to the date of the Annual General Meeting of the Company to be held in 1996; and

(b) to capitalise from time to time a sum equal to the aggregate nominal amount of the new Ordinary Shares falling to be allotted pursuant to any elections made under the Scrip Dividend Offer out of such of the sums standing to the credit of any reserve account of the Company (including any share premium account or capital redemption reserve) or any sum standing to the credit of profit and loss account as the Directors may determine, to apply such sum in paying up in full (to the nominal value thereof) the appropriate number of unissued Ordinary Shares and to allot such Ordinary Shares to the Shareholders of the Company validly

making such elections in accordance with their respective entitlements.

2 THAT the authorised share capital of the Company be increased from £25,000,000 to £50,000,000 by the creation of 250,000,000 Ordinary Shares of 10p each.

3 THAT the Directors be and they are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 and in substitution for any existing power to allot relevant securities to exercise all the powers of the Company to allot relevant securities (within the meaning of the said section 80) up to an aggregate nominal amount of £3,448,399.40 and up to an additional aggregate nominal amount of £24,512,098.80 if Resolutions 2 and 4 set out in the Notice of this Meeting are passed, in each case during the period commencing on the date of the passing of this Resolution and expiring on 28 October 1996 or, if earlier, at the conclusion of the Annual General Meeting of the Company in 1996, but so that this authority shall allow the Company to make before the expiry of this authority offers or agreements which would or might require relevant securities to be allotted after such expiry and notwithstanding such expiry the Directors may allot relevant securities in pursuance of such offers or agreements.

4 THAT, subject to the passing of Resolutions 2 and 3 set out in the Notice of this Meeting and upon the recommendation of the Directors, it is desirable to capitalise the full amount standing to the credit of the share premium account of the Company and such amount standing to the credit of the profit and loss account of the Company as shall, when aggregated with the amount standing to the credit of the share premium account, equal the aggregate nominal value of the Ordinary Shares of the Company in issue on 25 August 1995 and, accordingly, it is resolved that such amount be set free from distribution among the members of the Company and applied in paying up in full new Ordinary Shares to be allotted and distributed, credited as fully paid, to the holders of the Ordinary Shares of the Company on the register of members at the close of business on 25 August 1995 on the basis of one new Ordinary Share of 10p for each Ordinary Share of 10p then held by them respectively and that the Directors be authorised and directed to give effect to this Resolution by applying the said sum and allotting the new Ordinary Shares accordingly pursuant to the authority given by the said Resolution 3 at any time on or prior to 4 September 1995 upon terms that such new Ordinary shares shall rank in all respects *pari passu* with such of the existing issued Ordinary Shares as are credited as fully paid, save that such new Ordinary Shares shall not rank for any dividends declared in respect of the years ended on or before 31 March 1995.

5 THAT the amendment to the rules of the Electrocomponents Savings-Related Share Option Scheme and the Electrocomponents International Savings-Related Share Option Scheme, as described on page 7 of the

circular to Shareholders dated 5 July 1995, be and they are hereby approved and the Directors be and they are hereby authorised to do all such acts and things as may be necessary to carry the same into effect.

Special Resolutions:

6 THAT, subject to the passing of Resolution 3 set out in the Notice of this Meeting:

(a) the Directors be and they are hereby empowered, pursuant to section 95 of the Companies Act 1985 (the "Act"), to allot equity securities (within the meaning of section 94 of the Act) pursuant to the authority given by the said Resolution 3 as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(i) in connection with or the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to holders of Ordinary Shares and such other equity securities of the Company as the Directors may determine on the register on a fixed record date in proportion (as nearly as may be) to their respective holdings of such securities or in accordance with the rights attached thereto (including equity securities which, in connection with such offer or invitation, are the subject of such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise or with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise howsoever);

(ii) pursuant to the terms of any share scheme for employees approved by the members in General Meeting; and

(iii) (otherwise than pursuant to sub-paragraphs (i) and (ii) above) up to an aggregate nominal amount of £1,053,185 or, if Resolution 4 set out in the Notice of this Meeting is passed and becomes unconditional, up to an aggregate nominal amount of £2,106,370;

and shall expire on 28 October 1996 or, if earlier, at the conclusion of the Annual General Meeting of the Company in 1996, except that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry and notwithstanding such expiry the Directors may allot equity securities in pursuance of such offers or agreements; and

(b) all authorities previously conferred under section 95 of the Act be and they are hereby revoked, provided that such revocation shall not have retrospective effect.

7 THAT the Articles of Association of the Company as adopted by Special Resolution on 29 July 1988 and altered by Special Resolution passed on 26 July 1991 be altered as follows:

(a) by the substitution in Article 16 of the word "exceptional" for the words "costs and";

(b) by the insertion of the following at the commencement of Article 32:

"The Board shall not decline pursuant to Articles 30 or 31 to register any transfer of partly paid shares which are listed on The Stock Exchange on the grounds that they are partly paid shares in circumstances where such refusal would prevent dealings in such shares from taking place on an open and proper basis.";

(c) by the insertion of the words "expiry of the period of 14 days after" after the words "to the effect that such shares shall from the" in Article 69(B);

(d) by the deletion of the present Article 77(A)(b) and the insertion of the following as a new Article 77(A)(b):

"(b) on or after expiry of the said period of 12 years the Company has given notice of its intention to sell such share by advertisements in two newspapers of which one shall be a national daily newspaper published in the United Kingdom and the other shall be a newspaper circulating in the area of the address on the Register or other last known address of the member or the person entitled by transmission to the share or the address for the service of notices notified under Article 141;"

(e) by the substitution of the words "or any other proposal in which he is (together with any interest of any person connected with him within the meaning of Section 346 of the Act)" for the words "in which he is to his knowledge" in Article 83(H) and by the substitution of the words "has an interest (as that term is used in Part VI of the Act)" for the words "is (either directly or indirectly) the holder of or beneficially interested" in Article 83(I);

(f) by the substitution of the number "seven" for the number "six" in Article 104;

(g) by the deletion of the present Article 118 and the insertion of the

following as a new Article 118:

"The Seal

118 (A) The Board shall provide for the safe custody of the Seal and of any other seal of the Company.

(B) The Seal shall be used only by the authority of a resolution of the Board or of a committee of the Board so authorised. The Board may determine whether any instrument to which the Seal is affixed shall be signed and, if it is to be signed, who shall sign it and by what means. The Board may also determine, either generally or in a particular case, that a signature may be dispensed with or affixed by means of laser or by mechanical or other means. Unless otherwise so determined, every instrument to which the Seal is affixed need not be signed and any signature may be affixed to or printed on any such instrument by any means approved by the Board, including without limitation by laser facsimile.

(C) Every certificate or share warrant shall be issued either under the Seal (which may be affixed to it or printed on it by mechanical or other means) or in such other manner as the Board, having regard to the terms of issue, the Act and the regulations of the London Stock Exchange, may authorise, including without limitation by laser facsimile; all references in these Articles to the Seal shall be construed accordingly.

(D) Subject to the provisions of the Act, the Company may have an official seal for use in any place abroad."; and

(h) by the deletion of the present Article 124 and the insertion of the following as a new Article 124:

"(A) The Company may pay any dividend, interest or other sum payable in respect of a share in cash or by direct debit, bank transfer, cheque, dividend warrant, or money order or by any other method (including by electronic media) as the Board may consider appropriate and may send the same by post or other delivery service (or by such other means offered by the Company as the member or persons entitled to it may agree in writing) to the registered address (or in the case of a Depositary, subject to the approval of the Board, such persons and addresses as the Depositary may require) of the member or person entitled to it (or, if two or more persons are holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the member or otherwise by operation of law, to the registered address of such of those persons as is first named in the Register) or to such person and such address as such member or person or persons may direct in writing.

(B) Every cheque, warrant, order or other form of payment is sent at the risk of the person entitled to the money represented by it, shall (where relevant) be crossed in accordance with the Cheques Act 1992 and shall be made payable to the person or persons entitled, or to such other person as the person or persons entitled may direct in writing. Payment of the cheque, warrant, order or other form of payment shall be a good discharge to the Company. If any such cheque, warrant, order or other form of payment has or shall be alleged to have been lost, stolen or destroyed, the Board may, at the request of the person entitled thereto, issue a replacement cheque or warrant or order to make payment in some other form, subject to compliance with such conditions as to evidence and indemnity and the payment of out of pocket expenses of the Company in connection with the request as the Board may think fit.

(C) Any joint holder or other person jointly entitled to a share may give an effective receipt for any dividend or other moneys payable in respect of such share.

(D) The Board may, at its discretion, make provisions to enable a Depositary and/or any member as the Board shall from time to time determine to receive duly declared dividends in a currency or currencies other than sterling. For the purposes of the calculation of the amount receivable in respect of any dividend, the rate of exchange to be used to determine the foreign currency equivalent of any sum payable as a dividend shall be such rate or rates and the payment thereof shall be on such terms and conditions as the Board may in its absolute discretion determine.";

(i) by the substitution of the words "after having become due for payment" for the words "from the date of declaration of such dividend" in Article 125;

(j) to insert the following as an additional paragraph (i) in Article 128:

"(i) The Board may establish or vary from time to time a procedure for election mandates in respect of future rights of election."; and

(k) by the substitution of the words "a national newspaper" for the words "published in London" in Article 139(B).

8 THAT, pursuant to Article 9 of the Company's Articles of Association, the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of Ordinary Shares of 10p each in the capital of the Company provided that:

(a) the maximum number of Ordinary Shares hereby authorised to be purchased is 10,000,000 or, if Resolution 4 set out in the Notice of the Meeting is passed, 20,000,000;

(b) the minimum price which may be paid for Ordinary Shares is 10p per Ordinary Share;

(c) the maximum price which may be paid for an Ordinary Share is an amount equal to 105 per cent. of the average of the middle market prices shown in the quotations for an Ordinary Share of the Company in the London Stock Exchange Daily Official List for the ten business days immediately preceding the day on which the Ordinary Share is purchased (adjusted if appropriate for the capitalisation issue effected by the Company pursuant to Resolution 4 set out in the Notice of this Meeting);

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such time; and

(e) the Company may make a contract to purchase Ordinary Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of such contract.

26th July, 1996

Ordinary Resolution:

2 THAT the Directors be and they are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 and in substitution for any existing power to allot relevant securities to exercise all the powers of the Company to allot relevant securities (within the meaning of the said section 80) up to an aggregate nominal amount of £6,651,328 during the period commencing on the date of the passing of this Resolution and expiring on 26 October 1997 or, if earlier, at the conclusion of the Annual General Meeting of the Company in 1997, but so that this authority shall allow the Company to make before the expiry of this authority offers or agreements which would or might require relevant securities to be allotted after such expiry and notwithstanding such expiry the Directors may allot relevant securities in pursuance of such offers or agreements.

Special Resolution:

5 THAT, subject to the passing of Resolution 2 set out in the Notice of this Meeting:

(a) the Directors be and they are hereby empowered, pursuant to section 95 of the Companies Act 1985 ("the Act"), to allot equity securities (within the meaning of section 94 of the Act) pursuant

to the authority given by the said Resolution 2 as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(i) in connection with or the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to holders of ordinary shares and such other equity securities of the Company as the Directors may determine on the register on a fixed record date in proportion (as nearly as may be) to their respective holdings of such securities or in accordance with the rights attached thereto (including equity securities which, in connection with such offer or invitation, are the subject of such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise or with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise howsoever);

(ii) pursuant to the terms of any share scheme for employees approved by the members in General Meeting; and

(iii) (otherwise than pursuant to sub-paragraph (i) and (ii) above) up to an aggregate nominal amount of £2,100,000

and shall expire on 26 October 1997 or, if earlier, at the conclusion of the Annual General Meeting of the Company in 1997, except that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry and notwithstanding such expiry the Directors may allot equiry securities in pursuance of such offers or agreements; and

(b) all authorities previously conferred under section 95 of the Act be and they are hereby revoked, provided that such revocation shall not have retrospective effect.

6 THAT the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 10p each in the Company ("Ordinary Shares") provided that:

(a) the maximum number of Ordinary Shares hereby authorised to be purchased is 21,000,000;

(b) the minimum price which may be paid for Ordinary Shares is 10p per Ordinary Share;

(c) the maximum price which may be paid for Ordinary Shares is an amount equal to 105 per cent. of the average of the middle market quotations for an Ordinary Share taken from the London Stock Exchange Daily Official List for the ten business days immediately preceding the date of purchase;

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such time; and

(e) the Company may make a contract to purchase Ordinary Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of such contract.

7 THAT, with effect from the conclusion of this Meeting, the draft regulations produced to the Meeting be adopted as the Articles of Association of the Company in substitution for the existing Articles of Association.

25th July, 1997

Ordinary Resolution:

8 THAT the Directors be and they are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 and in substitution for any existing power to allot relevant securities to exercise all the powers of the Company to allot relevant securities (within the meaning of the said section 80) up to an aggregate nominal amount of £6,494,795 during the period commencing on the date of the passing of this Resolution and expiring on 25 October 1998 or, if earlier, at the conclusion of the Annual General Meeting of the Company in 1998, but so that this authority shall allow the Company to make before the expiry of this authority offers or agreements which would or might require relevant securities to be allotted after such expiry and notwithstanding such expiry the directors may allot relevant securities in pursuance of such offers or agreements.

Special Resolution:

9 THAT subject to the passing of Resolution 8 set out in the Notice of this Meeting:

(a) the directors be and they are hereby empowered, pursuant to section 95 of the Companies Act 1985 ("the Act"), to allot equity securities (within the meaning of section 94 of the Act) pursuant to the authority given by the said Resolution 8 as if section 89(1) of the Act did not apply to any such allotment, provided that this

power shall be limited to the allotment of equity securities:

(i) in connection with or the subject of an offer or invitation, open for acceptance for a period fixed by the directors, to holders of ordinary shares and such other equity securities of the Company as the directors may determine on the register on a fixed record date in proportion (as nearly as may be) to their respective holdings of such securities or in accordance with the rights attached thereto (including equity securities which, in connection with such offer or invitation, are the subject of such exclusions or other arrangements as the directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise or with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise howsoever);

(ii) pursuant to the terms of any share scheme for employees approved by the Members in General Meeting; and

(iii) (otherwise than pursuant to sub-paragraphs (i) and (ii) above) up to an aggregate nominal amount of £2,100,000

and shall expire on 25 October 1998 or, if earlier, at the conclusion of the Annual General Meeting of the Company in 1998, except that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry and notwithstanding such expiry the directors may allot equity securities in pursuance of such offers or agreements; and

(b) all authorities previously conferred under section 95 of the Act be and they are hereby revoked, provided that such revocation shall not have retrospective effect.

10 THAT the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 10p each in the Company ("Ordinary Shares") provided that:

(a) the maximum number of Ordinary Shares hereby authorised to be purchased is 21,000,000;

(b) the minimum price which may be paid for Ordinary Shares is 10p per Ordinary Share;

(c) the maximum price which may be paid for Ordinary Shares is an amount equal to 105 per cent. of the average of the middle market

quotations for an Ordinary Share taken from the London Stock Exchange Daily Official List for the ten business days immediately preceding the date of purchase;

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such time; and

(e) the Company may make a contract to purchase Ordinary Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of such contract.

24th July, 1998

Ordinary Resolution:

7 THAT the Directors be and they are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 and in substitution for any existing power to allot relevant securities to exercise all the powers of the Company to allot relevant securities (within the meaning of the said section 80) up to an aggregate nominal amount of £6,302,755 during the period commencing on the date of the passing of this Resolution and expiring on 24 October 1999 or, if earlier, at the conclusion of the Annual General Meeting of the Company in 1999, but so that this authority shall allow the Company to make before the expiry of this authority offers or agreements which would or might require relevant securities to be allotted after such expiry and notwithstanding such expiry the Directors may allot relevant securities in pursuance of such offers or agreements.

Special Resolutions:

11 THAT, subject to the passing of Resolution 7 set out in the Notice of this Meeting:

(a) the Directors be and they are hereby empowered, pursuant to section 95 of the Companies Act 1985 ("the Act"), to allot equity securities (within the meaning of section 94 of the Act) pursuant to the authority given by the said Resolution 7 as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(i) in connection with or the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to holders of ordinary shares and such other equity securities of the Company as the Directors may determine on the register on a fixed record date in proportion (as nearly as

may be) to their respective holdings of such securities or in accordance with the rights attached thereto (including equity securities which, in connection with such offer or invitation, are the subject of such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise or with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange, in any territory or otherwise howsoever);

(ii) pursuant to the terms of any share scheme for employees approved by the members in General Meeting; and

(iii) (otherwise than pursuant to sub-paragraph (i) and (ii) above) up to an aggregate nominal amount of £2,100,000

and shall expire on 26 October 1999 or, if earlier, at the conclusion of the Annual General Meeting of the Company in 1999, except that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry and notwithstanding such expiry the Directors may allot equiry securities in pursuance of such offers or agreements; and

(b) all authorities previously conferred under section 95 of the Act be and they are hereby revoked, provided that such revocation shall not have retrospective effect.

12 THAT the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 10p each in the Company ("Ordinary Shares") provided that:

(a) the maximum number of Ordinary Shares hereby authorised to be purchased is 21,000,000;

(b) the minimum price which may be paid for Ordinary Shares is 10p per Ordinary Share;

(c) the maximum price which may be paid for Ordinary Shares is an amount equal to 105 per cent. of the average of the middle market quotations for an Ordinary Share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase;

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such time; and

(e) the Company may make a contract to purchase Ordinary Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of such contract.

13 THAT, with effect from the conclusion of this Meeting, the Articles of Association of the Company be altered as follows:

(a) altering Article 89.1 by deleting the word "At" and inserting the words "Subject to Article 89.2", at " at the beginning of the Article; and

(b) the insertion of a new Article 89.2, as follows:

"In addition to any Director required to retire by rotation under Article 89.1 there shall also be required to retire by rotation any Director who at an annual general meeting of the Company shall have then been a Director at each of the preceding two annual general meetings of the Company an who was not required to retire by rotation at either such annual general meeting and who has not otherwise ceased to be a Director (either by resignation, retirement, removal or otherwise) and then reappointed by general meeting of the Company at or since either such annual general meeting)";

(c) altering Article 90.1 by inserting in the first sentence thereof after "these Articles" the words "(and in particular Article 89.2)".

23 July 1999

Ordinary Resolution

5 "That the Directors be and they are hereby generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 and in substitution for any existing power to allot relevant securities to exercise all the powers of the Company to allot relevant securities (within the meaning of the said Section 80) up to an aggregate nominal amount of £6,467,043 during the period commencing on the date of the passing of this Resolution and expiring on 22 July 2004, but so that this authority shall allow the Company to make before the expiry of this authority offers or agreements which would or might require relevant securities to be allotted after such expiry and notwithstanding such expiry the Directors may allot relevant securities in pursuance of such offers or agreements."

Special Resolutions

6 "That subject to the passing of Resolution 5 set out in the Notice of Meeting:

(a) The Directors be and they are hereby empowered pursuant to Section 95 of the Companies Act 1985 (the "Act"), to allot equity securities (within the meaning of Section 94 of the Act) pursuant to the authority given by the said Resolution 5 as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities.

(i) in connection with or the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to holders of ordinary shares and such other equity securities of the Company as the Directors may determine on the register on a fixed record date in proportion (as nearly as may be) to their respective holdings of such securities or in accordance with the rights attached thereto (including equity securities which, in connection with such offer or invitation, are the subject of such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise or with legal or practical problems under the laws of, or requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise howsoever);

(ii) pursuant to the terms of any share scheme for employees approved by the members in general meeting; and

(iii) (otherwise than pursuant to sub-paragraphs (i) and (ii) above) up to an aggregate nominal amount of £2,155,681.

and shall expire on 22 July 2004, except that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry and not withstanding such expiry the Directors may allot equity securities in pursuance of such offers or agreements; and

(b) All authorities previously conferred under Section 95 of the Act be and they are hereby revoked, provided that such revocation shall not have retrospective effect."

7 "That the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 10p each in the Company ("ordinary shares") provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 21,556,809;

(b) the minimum price which may be paid for ordinary shares is 10p per ordinary share;

(c) the maximum price which may be paid for ordinary shares is an amount equal to 105% of the average middle market quotations for an ordinary share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of the purchase;

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such time; and

(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of such contract."

8 "That, with effect from the conclusion of this meeting, the Articles of Association of the Company shall be altered by deleting the sum of £250,000 in the third line of Article 102.1 and inserting the sum of £350,000 in substitution therefor."

21 July 2000

Ordinary Resolution

8 THAT the maximum number of Directors specified in Article 82.1 of the Articles of Association be and is hereby increased from ten to twelve.

Special Resolution

Directors authority to purchase own shares

9 THAT the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 10p each in the Company ("ordinary shares") provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 21,675,977;

(b) the minimum price which may be paid for ordinary shares in 10p per ordinary share;

(c) the maximum price which may be paid for ordinary shares is an

amount equal to 105% of the average middle market quotations for an ordinary share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of the purchase;

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such time; and

(e) the Company may make a prior contract to purchase ordinary shares under the authority hereby conferred to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of such contract.

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Doc re Resolutions Passed
Released	12:50 23 Jul 2001
RNS Number	3299H

Full Announcement Text

RNS Number:3299H
Electrocomponents PLC
23 July 2001

Doc Re Resolutions passed at AGM on 20 July 2001.

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

END

Companies House
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018856

02 JUL 30 AM 9:21

Company Name
ELECTROCOMPONENTS PUBLIC LIMITED COMPANY

363s Annual Return

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Public Limited Company

Company Number
647788

Information extracted from Companies House records on **11th July 2001**

Section 1: Company details

Ref: 647788/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	International Management Centre 5000 Oxford Business Park South Oxford OX4 2BH	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** Independent Registrars Group Plc Bourne House 34 Beckenham Road Beckenham Kent BR3 4TU	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** / **Description** 7415 / Management activities holding comps	**SIC CODE** / **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Company Number - 647788

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Carmelina CARFORA **Address** Flat 9 Langford House Gloucester Street Faringdon Oxfordshire SN7 7JA	Name ______ Address ______ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Carmelina CARFORA ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Dr Leslie ATKINSON **Address** Cobbs 62 The Street Manuden Bishops Stortford Hertfordshire CM23 1DS **Date of birth** 18/01/1944 **Nationality** British **Occupation** Director	Name ______ Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Dr Leslie ATKINSON ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Timothy Gwynne BARKER **Address** Thorpe Hall Thorpe Morieux Bury St Edmunds Suffolk IP30 0NW **Date of birth** 08/04/1940 **Nationality** British **Occupation** Bank & Cd	Name ______ Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Timothy Gwynne BARKER ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 647788

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Richard Benjamin BUTLER **Address** 5 Hazel Grove Kingwood Henley On Thames Oxfordshire RG9 5NH **Date of birth** 28/08/1957 **Nationality** British **Occupation** General Manager	Name Address UK Postcode _ _ _ _ _ _ _ Date of birth 28 / 08 / 1959 Nationality Occupation Date of change _ _ / _ _ / _ _ _ _ Date Richard Benjamin BUTLER ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Roy Clifford George COTTERILL **Address** 102 Evesham Road Cheltenham Gloucestershire GL52 2AL **Date of birth** 28/03/1936 **Nationality** British **Occupation** Chairman	Name Address UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality Occupation Date of change _ _ / _ _ / _ _ _ _ Date Roy Clifford George COTTERILL ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Keith HAMILL BA FCA **Address** Coach & Horses Inn Manchester Road, Marsden Huddersfield West Yorkshire HD7 6NL **Date of birth** 07/12/1952 **Nationality** British **Occupation** Chartered Accountant	Name Address BRAMBLES, BEECHCROFT CHISLEHURST, KENT UK Postcode BR7 5DB Date of birth _ _ / _ _ / _ _ _ _ Nationality Occupation Date of change 11 / 07 / 2001 Date Keith HAMILL BA FCA ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 647788

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Jeffrey Lindsay HEWITT	Name ______
	Address Palo Alto 6 College Way Northwood Middlesex HA6 2BL	Address ______ UK Postcode _ _ _ _ _ _ _
	Date of birth 06/09/1947	Date of birth _ _ / _ _ / _ _ _ _
	Nationality British	Nationality ______
Particulars of a new Director must be notified on form 288.	**Occupation** Finance Director	Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Jeffrey Lindsay HEWITT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Robert Arthur LAWSON	Name ______
	Address Heath Barrows Bayworth Lane Boars Hill Oxford OX1 5DF	Address ______ UK Postcode _ _ _ _ _ _ _
	Date of birth 25/12/1944	Date of birth _ _ / _ _ / _ _ _ _
	Nationality British	Nationality ______
Particulars of a new Director must be notified on form 288.	**Occupation** Chief Executive	Occupation CHAIRMAN DESIGNATE Date of change 20 / 07 / 2001 Date Robert Arthur LAWSON ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Franz Dieter LENNERTZ	Name ______
	Address Taubenweg 1 61462 Konigsten Germany	Address ______ UK Postcode _ _ _ _ _ _ _
	Date of birth 23/08/1936	Date of birth _ _ / _ _ / _ _ _ _
	Nationality German	Nationality ______
Particulars of a new Director must be notified on form 288.	**Occupation** Non Executive Director	Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Franz Dieter LENNERTZ ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 647788

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Ian MASON** **Address** **Fullamoor Farmhouse** **Clifton Hampden** **Abingdon** **Oxfordshire** **OX14 3DD** **Date of birth 01/04/1962** **Nationality British** **Occupation General Manager**	Name ______ Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation CHIEF EXECUTIVE Date of change 20 / 07 / 2001 Date Ian MASON ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Nicholas John TEMPLE** **Address** **10 Markham Square** **London** **SW3 4UY** **Date of birth 02/10/1947** **Nationality British** **Occupation Director**	Name ______ Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Nicholas John TEMPLE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **David Stuart WINTERBOTTOM FCA FCT** **Address** **Walnut Tree Farm Cowley** **Gnosall** **Stafford** **Staffordshire** **ST20 0BE** **Date of birth 25/11/1936** **Nationality British** **Occupation Director**	Name ______ Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date David Stuart WINTERBOTTOM FCA FCT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 647788

Section 3: Share Capital

(C)

Issued share capital details

> Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
£0.10 ORDINARY	434,303,758	£43,430,375·80

> Please fill in the total number of issued shares and their total nominal value.

Number of shares issued
434,303,758

Aggregate Nominal Value of issued shares
£43,430,375·80

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 26/07/2000

> REMEMBER:

Changes *to shareholder particulars or details of shares transferred to be* ***completed each year***
A full list of shareholders is required with the first and every third Annual Return thereafter
List shareholders in alphabetical order or provide an index
List joint shareholders consecutively

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature C Carter (~~Director~~ / Secretary)

Date 06 / 08 / 2001

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

This AR is made up to ***26/7/2001***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

If you wish to change your next return to a date earlier than **26th July 2002** please give the new date here:

31 / 05 / 2002

4. Where to send this form

Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ✓ *Postal Order* ☐ *Cheque / Postal Order Number* 51069225

(Please complete as appropriate)

Contact Address

Please give the name and address of the person who should be contacted if there are any queries about this form.

Contact Name A. TOWNER

Telephone number *inc code* 01865 204000

Address ELECTROCOMPONENTS PLC
5000 OXFORD BUSINESS PARK SOUTH
OXFORD

DX number *if applicable*

DX exchange

Postcode OX4 2BH

AVS: 470233

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Holding in Company
Released	17:30 30 Jul 2001
RNS Number	7366H

Full Announcement Text

Electrocomponents plc

Notification of change in shareholding of substantial shareholder

The Company received notification on 30th July 2001 in accordance with the Companies Act 1985 (as amended) that Schroder Investment Management Limited and their subsidiary and affiliated companies have a notifiable interest in 51,890,181 Ordinary Shares of 10p each of the Company ("Shares") which represents 11.948% of the total issued share capital of the Company.

The Company is informed that the Shares to which this notification relates are registered as follows:

Registered Holder	Shares
Schroder Nominees Limited	18,252,654
Other Nominees	18,099,838
Various Nominees of Schroder Investment Management North America Limited	3,133,141
Various Nominees of Schroder Investment Management North America Inc	8,479,961
Chase Nominees Limited	3,924,587

These interests are as an investment manager or as an operator of an authorised unit trust rather than as a beneficial owner.

Carmelina Carfora
Group Company Secretary

30th July 2001

END

AVS No: 174361

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Director Shareholding
Released	10:05 03 Aug 2001
RNS Number	9851H

Full Announcement Text

The Company was advised on 2 August 2001 that Mr R A Lawson a Director of the Company has transferred 31,587 ordinary shares of 10 p each in Electrocomponents plc to his wife Diana Marian Lawson for nil consideration as at the 31 July 2001.

Mr Lawson remains the beneficial holder of a total of 338,447 shares.

CARMELINA CARFORA

Group Company Secretary

3 August 2001

END

AVS: 394841

02 JUL 30 AM 9:21

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Holding in Company
Released	14:09 07 Aug 2001
RNS Number	1491I

Full Announcement Text

NOTIFICATION OF CHANGE IN SHAREHOLDING OF SUBSTANTIAL SHAREHOLDERS

The Company received notification on 7 August 2001 in accordance with the Companies Act 1985 (as amended) that CGNU plc and Morley Fund Management (a subsidiary of CGNU plc) have a notifiable interest in 17,260,718 ordinary shares of 10p each of the Company ("shares") which represents 3.97% of the total issued share capital of the Company.

The Company is informed that the shares to which this notification relates are registered as follows:

Registered Holders	Number Of Shares Held
BNY Norwich Union Nominees Ltd	7,259,579
Chase GA Group Nominees Ltd	5,925,559
CUIM Nominees Ltd	4,030,660
RBSTB Nominees Ltd	44,920

CARMELINA CARFORA

Group Company Secretary

7 August 2001

END

ANS: 098969

02 JUL 30 AM 9:21

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Holding in Company
Released	10:57 20 Aug 2001
RNS Number	7292I

Full Announcement Text

The Company was informed on Friday 17 August 2001 that Zurich Financial Services Group's interest in the shares of the Company has fallen below 3.0% and that they therefore no longer hold a notifiable interest in the share capital of the Company.

Carmelina Carfora

Group Company Secretary

20 August 2001

END

ANS: 803097

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Holding in Company
Released	11:59 22 Aug 2001
RNS Number	8768I

Full Announcement Text

NOTIFICATION OF CHANGE IN SHAREHOLDING OF SUBSTANTIAL SHAREHOLDERS

The Company was informed today that CGNU plc's and Morley Fund Management's (a subsidiary of CGNU plc) interest in the shares of the Company has fallen below 3.0% and that they therefore no longer hold a notifiable interest in the share capital of the Company.

Carmelina Carfora

Group Company Secretary

22 August 2001

END

Submitted 3.9.01

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
London Stock Exchange
Old Broad Street
London
EC2N 1HP
Tel: (0171 797 1000)

5

AVS No: 023577

Please ensure the entries on this return are typed

1.	Name of company	ELECTROCOMPONENTS PLC
2.	Name of scheme	INTERNATIONAL SAVINGS RELATED SHARE OPTION SCHEME
3.	Period of return:	From 1.2.01 To 31.7.01
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period:	198,604
5.	Number of shares issued/allotted under scheme during period:	2,755
6.	Balance under scheme not yet issued/allotted at end of period:	195,849
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	500,000 ORDINARY SHARES OF 10p EACH RA/ELECTROCOMPONENTS/00003/0002.

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

434,303,758

Contact for queries:

Address:

Name: PAUL FULLER

Telephone: 01536 209052

Person making return

Name: CARMELINA CARFORA.

Position: GROUP COMPANY SECRETARY.

Signature: [signature]

Processed 31/8/01

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
London Stock Exchange
Old Broad Street
London
EC2N 1HP
Tel: (0171 797 1000)

5

AVS No: 023577

Please ensure the entries on this return are typed

1.	Name of company	ELECTROCOMPONENTS PLC
2.	Name of scheme	SAVINGS RELATED SHARE OPTION SCHEME
3.	Period of return:	From 1.2.01 To 31.7.01
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period:	569,774
5.	Number of shares issued/allotted under scheme during period:	84,785
6.	Balance under scheme not yet issued/allotted at end of period:	484,989
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	1,000,000 ORDINARY SHARES OF 10p RA/ELECTROCOMPONENTS b0004/0001

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

434,303,758

Contact for queries: Address:

Name: PAUL FULLER

Telephone: 01536 209052.

Person making return

Name: CARMELINA CARFORA

Position: GROUP COMPANY SECRETARY

Signature: [signature]

SCHEDULE 5

02 JUL 30 AM 9:21

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
London Stock Exchange
Old Broad Street
London
EC2N 1HP
Tel: (0171 797 1000)

5

AVS No: 023577

Please ensure the entries on this return are typed

1.	Name of company	ELECTROCOMPONENTS PLC
2.	Name of scheme	1988 EXECUTIVE SHARE OPTION SCHEME
3.	Period of return:	From 1.2.01 To 31.7.01
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period:	985,681
5.	Number of shares issued/allotted under scheme during period:	77,550
6.	Balance under scheme not yet issued/allotted at end of period:	908,131
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	1,000,000 ORDINARY SHARES OF 10p EACH RA/ELECTROCOMPONENTS/000014/0001

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

434,303,758

Contact for queries: Address:

Name: PAUL FULLER

Telephone: 01536 209052

Person making return

Name: CARMELINA CARFORA

Position: GROUP COMPANY SECRETARY

Signature: C Carfora

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
London Stock Exchange
Old Broad Street
London
EC2N 1HP
Tel: (0171 797 1000)

5

AVS No: 023577

Please ensure the entries on this return are typed

1.	Name of company	ELECTROCOMPONENTS PLC
2.	Name of scheme	EXECUTIVE SHARE OPTION SCHEME
3.	Period of return:	From 1.2.01 To 31.7.01
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period:	111,558
5.	Number of shares issued/allotted under scheme during period:	0
6.	Balance under scheme not yet issued/allotted at end of period:	111, 558
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	1,175,000 ORDINARY SHARES OF 10p EACH 91/1334(a)

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

434, 303, 758

Contact for queries:

Name: PAUL FULLER

Telephone: 01536 209052

Address:

Person making return

Name: CARMELINA CARFORA

Position: GROUP COMPANY SECRETARY

Signature: [signature]

Companies House
for the record

02 JUL 30 AM 9:3

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	647788
Company name in full	ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	09	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	117924		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	449.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name ELECTROCOMPONENTS QUEST TRUSTEE LIMITED	Class of shares allotted	Number allotted
Address 4240 NASH COURT, OXFORD BUSINESS PARK	ORDINARY	117,924
OXFORD		
UK Postcode OX4 2RU		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5/11/01

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CHLOE COX, ELECTROCOMPONENTS PLC
IMC, 5000 OXFORD BUSINESS PARK SOUTH,
OXFORD OX4 2BH Tel 01865 207492
DX number DX exchange

Companies House
for the record

02 JUL 30 AM 9:32

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 647788

Company name in full ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	09	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	228060		
Nominal value of each share	10P		
Amount (if any) paid or due on each share *(including any share premium)*	519.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

s and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name ELECTROCOMPONETS QUEST TRUSTEE LIMITED	Class of shares allotted	Number allotted
Address 4240 BUSINESS PARK	ORDINARY	228,060
OXFORD		
UK Postcode OX4 2RU		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 27 September 2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A J EVANS, ELECTROCOMPONENTS PLC
INTERNATIONAL MANAGEMENT CENTRE, 5000
OXFORD BUSINESS PK SOUTH OXFORD OX4 2BH Tel 01865 207493
DX number DX exchange

AVS. No: 901241

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Director Shareholding
Released	14:39 06 Sep 2001
RNS Number	5781J

Full Announcement Text

ELECTROCOMPONENTS PLC ("The Company")

The Company has been informed on 6 September 2001 that Mr Richard B Butler a Director of the Company has acquired 1,300 ordinary shares of 10p in the Company on 6 September 2001. The shares were acquired following the exercise of options to acquire shares at an option price of 450p per share in accordance with the rules of the Electrocomponents Savings-Related Share Option Scheme.

The closing mid market value of 10p ordinary shares in Electrocomponents plc on 5 September 2001 was 526p.

Carmelina Carfora
Group Company Secretary.

6 September 2001

END

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 647788

Company name in full ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	09	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	16572	2924	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	4.5	3.14	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 19,496
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17 JANUARY 2002

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

C. COX, ELECTROCOMPONENTS PLC
5000 OXFORD BUSINESS PARK SOUTH
OXFORD OX4 2BH Tel 01865 207492
DX number DX exchange

ANS: 605369

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Holding in Company
Released	15:42 10 Sep 2001
RNS Number	7448J

Full Announcement Text

Notification of Material Interest

The Company received notification on 10 September 2001 in accordance with the Companies Act 1985 (as amended) that with effect from 5 September 2001 Barclays plc, through its subsidiary Barclays Bank plc, have a notifiable interest in 13,892,880 ordinary shares of 10p each of the Company ("shares") which represents 3.19% of the total issued share capital of the Company.

Carmelina Carfora

Group Company Secretary

10 September 2001

END

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 647788

Company name in full ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10 09 2001	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	3805	2749	9799
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	4.5	4.50	3.14

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

5

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name APOLLO NOMINEES LTD Address PARTICIPANT ID 002 MEMBER ACCOUNT ID DEP 1 FINSBURY AVENUE, LONDON UK Postcode EC2M 2PP	Class of shares allotted ORDINARY	
Name RBSTB NOMINEES LTD Address PARTICIPANT ID IXXFH ONE CANADA SQUARE, LONDON UK Postcode E14 5AL	Class of shares allotted ORDINARY	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17 JANUARY 2002

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

C. COX, ELECTROCOMPONENTS PLC
5000 OXFORD BUSINESS PARK SOUTH
OXFORD OX4 2BH Tel 01865 204...
DX number DX exchange

Website Fundamentals Share Price

Electrocomponents - Second Price Monitoring Extn

02 JUL 30 AM 9:32

RNS Number:8327J
Electrocomponents PLC
11 September 2001

A second Price Monitoring Extension has been activated in this security.

END

APMQFLFFFKBZBBF

Electrocomponents - Price Monitoring Extension

RNS Number:8314J
Electrocomponents PLC
11 September 2001

A Price Monitoring Extension has been activated in this security.

END

PMESFWFMFSFSEDU

AVS NO: 825849.

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Director Shareholding
Released	12:44 12 Sep 2001
RNS Number	8712J

Full Announcement Text

Electrocomponents plc Long Term Incentive Plan

The Company was informed on 12 September 2001 that Electrocomponents Employee Trustees (Jersey) Limited, trustee of the discretionary trust established to facilitate the operation of the Electrocomponents plc Long Term Incentive Plan purchased 110,000 ordinary 10 pence shares at 490.9p per share on 11 September 2001 representing less than 0.1% of the issued share capital of the Company. 303,689 shares are now held by the Trust, which represents less than 0.1% of the issued share capital of the Company.

As potential beneficiaries of the Trust, Mr JL Hewitt, Mr RA Lawson, Mr I Mason and Mr RB Butler Directors of the Company, are considered to have an interest in the shares held by the Trust. No awards to Directors under the Long Term Incentive Plan are being made at this stage.

Carmelina Carfora
Group Company Secretary

12 September 2001

END

AVS 529977

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Director Shareholding
Released	12:21 13 Sep 2001
RNS Number	9525J

Full Announcement Text

Electrocomponents plc Long Term Incentive Plan

The Company was informed on 13 September 2001 that Electrocomponents Employee Trustees (Jersey) Limited, trustee of the discretionary trust established to facilitate the operation of the Electrocomponents plc Long Term Incentive Plan purchased 140,000 ordinary 10 pence shares at 475.4p per share on 12 September 2001 representing less than 0.1% of the issued share capital of the Company. 443,689 shares are now held by the Trust, which represents 0.1% of the issued share capital of the Company.

As potential beneficiaries of the Trust, Mr JL Hewitt, Mr RA Lawson, Mr I Mason and Mr RB Butler Directors of the Company, are considered to have an interest in the shares held by the Trust. No awards to Directors under the Long Term Incentive Plan are being made at this stage.

Carmelina Carfora
Group Company Secretary

13 September 2001

END

ANS: 454585

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Holding in Company
Released	15:38 21 Sep 2001
RNS Number	4413K

Full Announcement Text

NOTIFICATION OF CHANGE IN SHAREHOLDING OF SUBSTANTIAL SHAREHOLDERS

The Company was informed today that Barclays plc interest in the shares of the Company has fallen below 3.0% and that they therefore no longer hold a notifiable interest in the share capital of the Company.

Carmelina Carfora

Group Company Secretary

21 September 2001

END

Alison Cox

Subject: FW: Electrocomponents - Second Price Monitoring

02 JUL 30 AM 9:43

-----Original Message-----
From: NewsAlert@hemscott.co.uk [mailto:NewsAlert@hemscott.co.uk]
Sent: 26 September 2001 16:55
To: alison.cox@electrocomponents.com
Subject: Electrocomponents - Second Price Monitoring Extn

News Alert

***Hemscott *Hemscott Invest**

Electrocomponents - Second Price Monitoring Extn
***Website *Fundamentals *Share Price (ISP users click here first)**

RNS Number:7054K
Electrocomponents PLC
26 September 2001

A second Price Monitoring Extension has been activated in this security.

END

APMQQLFLFKBZBBB

This news story is brought to you by Hemscott

Supplied by Hemscott
Finsbury Tower,
103-105 Bunhill Row,
London EC1Y 8TY
Tel: +44 (0)20-7496 0055
Fax: +44 (0)20-7847 1719
http://www.hemscott.net

Alison Cox

Subject: FW: Electrocomponents - Price Monitoring

02 JUL 30 AM 9:43

-----Original Message-----
From: NewsAlert@hemscott.co.uk [mailto:NewsAlert@hemscott.co.uk]
Sent: 26 September 2001 16:42
To: alison.cox@electrocomponents.com
Subject: Electrocomponents - Price Monitoring Extension

News Alert

***Hemscott *Hemscott Invest**

Electrocomponents - Price Monitoring Extension
***Website *Fundamentals *Share Price (ISP users click here first)**

RNS Number:7038K
Electrocomponents PLC
26 September 2001

A Price Monitoring Extension has been activated in this security.

END

PMESEIFMMSFSEDU

This news story is brought to you by Hemscott

Supplied by Hemscott
Finsbury Tower,
103-105 Bunhill Row,
London EC1Y 8TY
Tel: +44 (0)20-7496 0055
Fax: +44 (0)20-7847 1719
http://www.hemscott.net

Companies House
for the record

02 JUL 30 AM 9:42

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 647788

Company name in full ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	*Day* 28	*Month* 09	*Year* 2001	*Day*	*Month*	*Year*

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	5191	2239	501
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	4.5	3.14	4.50

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: MR PETER GANDER OLSEN Address: KONGEVEJEN 54A, DK 3480 FREDENSBOURG, DENMARK UK Postcode	ORDINARY	577
Name: FRAU RAMONA POETINI Address: MAINSTR 2 65474 BISCHOFSHEIM, GERMANY UK Postcode	ORDINARY	317
Name: MR POUL ANDERSEN Address: TRANEVAENGET 10 2900 HELLERUP, DENMARK UK Postcode	ORDINARY	385
Name: MR KAY ALFRED ANDERSEN Address: GLOMMERVAENGET 30 3600 FREDERIKSSUND, DENMARK UK Postcode	ORDINARY	622
Name: LENNART BLOMQVIST Address: KORNELLVAGEN 24 BALSTA, SWEDEN UK Postcode	ORDINARY	662

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 15/10/2001

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A TOWNER, ELECTROCOMPONENTS PLC
5000 OXFORD BUSINESS PARK SOUTH, OXFORD
OX4 2BH Tel 01865 207492
DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted: Class of shares allotted	Number allotted
Name: ANDERS FRIIS Address: 2 BENNETT CRESCENT COWLEY, OXFORD UK Postcode OX4 2UN	ORDINARY	169
Name: MRS KARIN NIELSEN Address: BRUUNSVEJ 5 2630 TAASTRUP, DENMARK UK Postcode	ORDINARY	115
Name: FRAU ALEXANDRA PEYER Address: BIRKENWEG 15 64331 WEITERSTADT, DEUTSCHLAND UK Postcode	ORDINARY	293
Name: OVE WEICHARDT Address: LUNDEBJERGGARDSVEJ 134 2740 SKOV LUNDE, DENMARK UK Postcode	ORDINARY	192
Name: MR HANS SONDERGAARD Address: NYGAARDSVEJ 55-ITV 2100 KOBENHAVN 0, DENMARK UK Postcode	ORDINARY	500

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 15/10/2001

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A TOWNER, ELECTROCOMPONENTS plc
5000 OXFORD BUSINESS PARK SOUTH, OXFORD
OX4 2BH Tel 01865 207492
DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name RBSTB NOMINEES LTD	Class of shares allotted	Number allotted
Address PARTICIPANT ID IXXFH	ORDINARY	3,891
ONE CANADA SQUARE, LONDON		
UK Postcode E14 5AL		
Name APOLLO NOMINEES LTD	Class of shares allotted	Number allotted
Address PARTICIPANT ID 002 MEMBER ACCOUNT ID DEP	ORDINARY	208
1 FINSBURY AVENUE, LONDON		
UK Postcode EC2M 2PP		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 15/10/2001

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A TOWNER, ELECTROCOMPONENTS PLC
5000 OXFORD BUSINESS PARK SOUTH
OXFORD OX4 2BH Tel 01865 207492
DX number DX exchange

RS Components AS Norway starts trading on October 1 2001
01/10/2001

Electrocomponents Plc, the major electronic electrical and industrial supplies distribution group today announces the creation of a new independent operating company in Haugesund, Norway, RS Components AS. Since 1992 the RS business has been successfully represented by Jakob Hatteland Supply AS and core staff will be transferring to the new company which started trading on October 1st 2001. The company will continue to supply electrical, electronic and mechanical products to a wide number of industrial users via its catalogue, CD and Internet Trading Channel www.rs-components.no and seek to improve its services in the market.

Commenting on the development, Kirsty Buxbom, Regional General Manager RS Components Scandinavia, said, "I am delighted to announce the establishment of RS Components AS. We are confident that we will become a major player in this key geographical area. We continue to be committed to providing the highest level distribution service which is fundamental to our global success."

For further information please contact:

Jeff Hewitt, Deputy Chairman and Group Finance Director +44 1865 204000
Kirsty Buxbom, Regional General Manager, Scandinavia +45 38169900

Back to top

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 647788

Company name in full ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	10	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1920	3150	23300
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	165.6p	234.6p	306.1p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name GEOFFREY NORMAN LARNER ESQ	Class of shares allotted	Number allotted
Address GLEBE HOUSE, 1 CHURCH CLOSE	ORDINARY	28,370
CALDECOTT, MARKET HARBOROUGH, LEICS		
UK Postcode LE16 8RN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19 October 2001

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A TOWNER, ELECTROCOMPONENTS PLC
5000 OXFORD BUSINESS PARK SOUTH
OXFORD OX4 2BH Tel 01865 207492
DX number DX exchange

AVS 234105.

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Holding in Company
Released	14:23 02 Oct 2001
RNS Number	0044L

Full Announcement Text

Notification of Material Interest

The Company received notification on 2 October 2001 in accordance with Section 198 of the Companies Act 1985 (as amended) that Zurich Financial Services and its Group have now increased their notifiable interest in the ordinary shares of 10p each of the Company to 3.13% of its total issued share capital.

The shares are registered as follows:

Littledown Nominees Limited	A/c 07199	75,750
Littledown Nominees Limited	A/c 03449	860,000
Littledown Nominees Limited	A/c 09890	230,524
Littledown Nominees Limited	A/c 21688	882,229
Littledown Nominees Limited	A/c 07207	1,167,500
Littledown Nominees Limited	A/c 07205	1,770,688
Littledown Nominees Limited	A/c 07201	313,180
Littledown Nominees Limited	A/c 11121	20,000
Littledown Nominees Limited	A/c 07198	107,869
Littledown Nominees Limited	A/c 02891	7,277,499
Littledown Nominees Limited	A/c 02642	573,773
RBSTB Nominees Ltd	A/c 0199474001	257,712
RBSTB Nominees Ltd	A/c 0199498001	14,650
RBSTB Nominees Ltd	A/c 0199467005	25,874
RBSTB Nominees Ltd	A/c 0199467002	13,108
RBSTB Nominees Ltd	A/c 0199467001	25,005
TOTAL		**13,615,361**

Carmelina Carfora
Group Company Secretary

2 October 2001

END

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Electrocomponents launches new Pan European Internet trading channel
17/10/2001

Success in the UK of RS Components' Internet business proves case for first European online purchasing platform

17 October 2001: Electrocomponents, the FTSE 100 electrical, electronic and industrial supplies distribution group, today announced the launch of its award-winning European-wide Internet Trading Channel (ITC).

A world first - the European Internet Trading Channel (Euro ITC) is designed to support 10 market 'stores', with 7 local languages and 11 currencies from one centrally directed ecommerce trading hub. It has launched in the UK, France and Germany, Italy and Austria; with Spain, Benelux, Ireland and Denmark planned to go live over the next 6 weeks.

Maximising investment
In the last 12 calendar months, Electrocomponents has seen revenue of over £30 million coming directly from its UK e-commerce arm, making a strong case for European rollout.

"Euro ITC is an impressive new platform, developed in 15 months and rolled-out in three. Our site is without doubt the model to follow for corporations with a large range and a diverse business customer base. If you want to see a global solution with local actions, look no further", commented Paul Parker, General Manager of Ecommerce Electrocomponents plc.

The 'build once roll-out strategy' is a cost effective means of supporting online revenue growth in European markets. "Rather than reinvent the wheel in each country, we've used the UK experience to jump-start our ecommerce business in other European markets. The development of the Euro ITC has cost around £5 million a very cost effective way of extending the ecommerce offer throughout Europe", commented Paul Parker.

"BroadVision, the technical partner to Electrocomponents in this venture, whose other clients include BT and Walmart has confirmed that this is the largest multi-store operation that it has ever supported" Paul continued.

Customer benefits
To date, only UK users have had access to the BroadVision based Internet Trading Channel, with its easy access to the broad product range, live information and integrated ordering. This has delivered proven cost savings for customers through increased ordering efficiencies and reduction of human errors.

"We realised that the needs of our European customers were the same as in the UK - to save time and manage transactions cost efficiently", continues Paul Parker. "For example, using a traditional manual ordering process a £20 hammer will cost a company perhaps £80 after the order has been fully processed. By using the Euro ITC and ordering online, this cost can be significantly reduced. In a business climate where time is the 'new currency' this is an invaluable method to allow our customers' employees to concentrate on core tasks and minimise administration."

Consistent service across Europe
Electrocomponents has seen demands from multi-national customers for common operating methods across their markets. The site structure is common to all countries, and apart from differing fiscal demands, the approaches are consistent.

The project was conceived in March 2000 and has been delivered on time and within budget in just over 15 months. In addition to localisation in 7 languages and 11 currencies; key features of the Euro ITC project include:

- 1:1 personalisation
- Automatic customer specific pricing
- Intelligent order form, checks data to eliminate errors
- Order receipt confirmation
- Real time stock availability
- Thirteen month order history by customer
- Parts list
- Local product range details (60,000-130,000 items by market)

- Access to 35,000+ technical product data sheets
- Plus option to order online and collect from a trade counter (UK)

Internal development
Electrocomponents developed the Euro ITC with a 70 strong multilingual and multifunctional team across Europe, and with the help of external suppliers including internet commerce vendor, BroadVison, development partner Axon and search engine supplier, Verity.

"The development of the Euro ITC was a huge challenge for us," continues Paul Parker. "Our project team developed a 1,200 page design document as the blueprint for the Euro ITC web site, to manage production of a site that contains the equivalent of 22,000 catalogue pages.

"All this was done successfully and as a result we can now cost effectively offer award winning online functionality across multiple markets."

Building on experience
Originally launched in the UK in 1998, the Internet Trading Channel was developed using BroadVision's 1:1 Commerce platform. It was identified by analysts Forrester Research as a world-class web business channel that delivered on RS Components core proposition as a high service level industrial distributor. Over 100,000 products were available from day one with next day delivery against a backdrop of unique customer profiling to build on the offline paper catalogue and CD ROM offer.

A further development phase using key customer feedback delivered a second generation Internet Trading Channel in 1999 with clear service benefits over traditional media (catalogue or CD ROM), traditional telephone and fax ordering.

In summary Parker concludes, "We have built our multiple platform offering against a tough set of criteria but have succeeded in setting a new standard in pan-European ecommerce. The next steps will be to continue to extend our offering in each market - examples include rolling out e-procurement integration and CD/web order functionality to help build our relationships with existing European customers and continue to attract new users."

More information on UK e-commerce customer case studies is available at the RS Components web site rswww.com/purchasing/

Web site addresses around Europe:

UK	rswww.com
France	www.radiospares.fr
Germany	www.rs-components.de
Italy	www.rs-components.it
Austria	www.rs-components.at

Live in the next six weeks:

Denmark	www.rs-components.dk
Ireland	www.radionics.ie
Spain	www.amidata.es
Belgium	www.rs-components.be
Holland	www.rs-components.nl

- Ends -

About Electrocomponents
Electrocomponents plc is listed on the London Stock Exchange. Formed in 1937, it is now a leading electronic electrical and industrial supplies group. It was floated on the London Stock Exchange in 1967 when its market capitalisation was £3 million. Electrocomponents' growth has been organic with the strategic thrust of the last decade being to roll out the RS business model internationally. In July 1999, a similar business (Allied) was acquired in the United States to make the group the only truly global high service distributor.

FOR FURTHER INFORMATION PLEASE CONTACT:
Narda Shirley/Amanda Harris
Gnash Communications
Tel: +44 (0) 207 313 4770
Email: narda@gnash.co.uk, amanda@gnash.co.uk

AVS: 158713

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Notice of Results
Released	09:15 25 Oct 2001
RNS Number	1254M

Full Announcement Text

ELECTROCOMPONENTS PLC – INTERIM RESULTS ANNOUNCEMENT

Electrocomponents plc will announce its results for the six months ended 30 September 2001 on Wednesday 7 November 2001 and the Board of Directors will meet that morning for the purposes of declaring a divided.

CARMELINA CARFORA

Group Company Secretary

25 October 2001

END

SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

02 JUL 30

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 647788

Company Name in full Electrocomponents plc

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 02 11 2001

Name *Style / Title: MR *Honours etc:

Forename(s): DAVID STUART

Surname: WINTERBOTTOM

† Date of Birth (Day Month Year): 25 11 1936

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*: 'WALNUTS END', 8 JACOB'S WAY

Post town: PICKMERE

County / Region: CHESHIRE Postcode: WA16 0GZ

Country: ENGLAND

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate.

Signed [signature] **Date** 2.11.2001

(** ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ASSISTANT COMPANY SECRETARY, ELECTROCOMPONENTS PLC, INTERNATIONAL MANAGEMENTCENTRE, 5000 OXFORD BUSINESS PK SOUTH, OXFORD, OX4 2BH

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

ANS: 862841

Announcement Details

Company	*Electrocomponents PLC*
TIDM	ECM
Headline	Further re Directorate
Released	07:00 07 Nov 2001
RNS Number	6763M

Full Announcement Text

BOARD CHANGES

As previously announced the following Board changes will take effect from today:

Roy Cotterill will retire as Non Executive Chairman.

Bob Lawson, who was appointed Chairman Designate in July 2001 after retiring as Group Chief Executive, will succeed Roy Cotterill.

Carmelina Carfora

Group Company Secretary

7 November 2001

END

SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 647788

Company Name in full Electrocomponents plc

	Day	Month	Year
Date of termination of appointment	0 7	1 1	2 0 0 1

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title: MR *Honours etc:

Forename(s): ROY CLIFFORD GEORGE

Surname: COTTERILL

	Day	Month	Year
†Date of Birth	2 8	0 3	1 9 3 6

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate

Signed [signature] **Date** 7/11/01

(** serving ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ASSISTANT COMPANY SECRETARY, ELECTROCOMPONENTS PLC, INTERNATIONAL
MANAGEMENTCENTRE, 5000 OXFORD BUSINESS PK SOUTH, OXFORD, OX4 2BH

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 647788

Company Name in full ELECTROCOMPONENTS PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 07 Month 11 Year 2001

Name *Style / Title — *Honours etc

Forename(s) ROBERT ARTHUR

Surname LAWSON

† Date of Birth — Day 25 Month 12 Year 1944

Change of name *(enter new name)*

Forename(s)

Surname

Change of usual residential address *(enter new address)*

Post town

County / Region — Postcode

Country

Other change *(please specify)* OCCUPATION NOW CHAIRMAN

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate.

Signed [signature] **Date** 7/11/01

(** ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ASSISTANT COMPANY SECRETARY
ELECTROCOMPONENTS PLC, 5000 OXFORD BUSINESS PK SOU
OXFORD OX4 2BH Tel 01865 204000

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

AVS: 083321

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Interim Results
Released	07:00 07 Nov 2001
RNS Number	7296M

Full Announcement Text

Embargoed to 7.00am 7 November 2001

INTERIM STATEMENT

Electrocomponents plc, the major electronic, electrical and industrial supplies distribution Group, today announces its results for the half-year ended 30 September 2001.

The highlights of the Group compared to the first half of last year are as follows:

Sales of continuing operations	£381.3m	Down	3.7%
Operating profit of continuing operations*	£51.6m	Down	10.3%
Profit before tax*	£49.6m	Down	7.3%
Earnings per share*♣	8.1p	Down	6.9%
Dividend per share	4.90p	Up	15.3%
Net debt	£91.3m	Lower by	£14.9m

* Before amortisation of goodwill arising from the Allied acquisition.
♣ After restatement of prior year for application of FRS19.

Commenting on the results, Mr Bob Lawson, the Chairman said:

Management actions taken on costs, gross margin and working capital will have their full impact on the second half, which is normally stronger in terms of sales and profits. It is too early to judge the full impact of recent events on the second half as a whole, but given the volatility of sales that we have experienced over the past two months and the weak economies in our major markets, we anticipate trading to remain difficult over the short term.

Our businesses are well positioned to respond rapidly if the cyclical recovery is brought forward by the stimulus from lower interest rates and other actions to support economic growth.

I remain very confident about the medium and long-term growth prospects of the Group.

Bob Lawson
7 November 2001

Enquiries:

Bob Lawson, Chairman	Electrocomponents plc	0207 567 8000*
Ian Mason, Chief Executive	Electrocomponents plc	0207 567 8000*
Jeff Hewitt, Deputy Chairman / Finance Director	Electrocomponents plc	0207 567 8000*
Diana Soltmann / Andy Berry	Flagship Consulting Ltd	0207 299 1500

* Available to 15:00 on 7 November, thereafter 01865 204000.

The results and analyst presentation are published on the Corporate website at http://www.electrocomponents.com.

CHAIRMAN'S STATEMENT

First Half Results

The weaker trading in the second half of last year continued through the first half of this year as anticipated in our statement at the Annual General Meeting in July. Sales of the Group have declined by 4.7% (adjusted for exchange rates, trading days and the closure of Pact) to £381.3m from £396.0m and profit before tax and amortisation of goodwill by 7.3% to £49.6m from £53.5m.

Allied's results have been particularly affected by the reversal of the electronics cycle in the United States which reached its peak a year ago and most of the overall decline in profit may be attributed to the Allied business.

Strategic investment increased and consequently depressed profits relative to sales. This includes our continuing investments in Japan and China, whilst the most significant new development has been the upgrade of our e-Commerce capabilities across Europe. In the first half, the revenue costs of our e-Commerce activities were £3.5m compared to £1.7m last year.

Discretionary marketing and other costs have been managed tightly in light of the deteriorating trading environment. Gross margin was a percentage point higher than in the first half of last year. Actions to reduce the effect of lower sales on our operating margins were taken progressively and purposefully through the half-year and the full impact should be felt in the second half.

The reduction in the share price since the year-end resulted in the charge for the vesting of the Long-Term Incentive Plan being £2.2m lower than in the first half of last year, while exchange rate movements improved operating profit by £0.7m, which for continuing operations declined 10.3% to £51.6m from £57.5m. Lower average net debt and lower interest rates reduced the interest charge to £2.0m from £3.6m.

After restating last year's results to reflect the implementation of the new Financial Reporting Standard 19 on Deferred Tax, the tax rate (based on profit before tax, goodwill amortisation and adjusted for exceptional items) has remained at 29.5%. This is the anticipated rate for the full year.

Before amortisation of goodwill, earnings per share declined 6.9% to 8.1p from 8.7p (restated for the tax change). After amortisation of goodwill the decline was 9.5% to 6.7p from 7.4p (restated).

Assets have been well controlled. Compared to the first half of last year stock turn increased to 2.6x from 2.5x with improved customer service whilst debtor days also shortened. Hence, even after a substantial increase in capital expenditure to £21.4m from £7.5m, net debt declined to £91.3m from £106.2m.

Ian Mason's report to you provides a more detailed review of the Group's trading performance.

Interim Dividend

Consistent with the Board's view of the prospects for the Group's long-term profitable growth, the interim dividend has been increased by 15.3% to 4.90p from 4.25p. Our strategic investments and the pressures of the trading cycle have depressed the cover of these dividends by reported earnings, but the liquidity of the Group remains very strong as demonstrated by the first half cash flow.

Board Changes

The Board changes announced in May have now been completed. The executive team has settled well with Ian Mason providing the required leadership to continue the Group's development. Roy Cotterill has retired today and during his seven years as Chairman the Group has evolved to being focused on high service distribution with a global footprint. We all owe Roy a vote of thanks and wish him and his wife, Shirley, all happiness in their retirement.

Recent Events

The terrorist attacks in the United States on 11 September and subsequent events had a noticeable impact on Allied's trading, although by the end of October its sales had broadly recovered to the early September levels.

Sales elsewhere in the second half of September and in October were volatile. Sales in the Rest of Europe continued to grow, but UK trading was weak.

We anticipate that the increased uncertainty will exacerbate underlying economic weakness in the United States and in our other major markets. Customers in certain sectors such as defence will benefit, but the overall effect on economic activity is likely to be negative in the short term.

We continue to manage our costs, gross margin and working capital tightly. Our over-riding objective, however, is to improve service levels wherever possible in these testing times as service is now even more critical to customers and a distinct source of competitive advantage. Importantly, we have not changed our stance on maintaining the strategic momentum of the Group by continuing to support the required strategic investments.

Managers across the Group are very experienced and know that they cannot beat the economic cycle, but they are well prepared and equipped to optimise returns. However, if recent events cause sales to deteriorate significantly then at some point the relative impact on our profits will increase, given our commitment to maintain customer service and strategic investment.

Current Trading

Management actions taken on costs, gross margin and working capital will have their full impact on the second half, which is normally stronger in terms of sales and profits. It is too early to judge the full impact of recent events on the second half as a whole, but given the volatility of sales that we have experienced over the past two months and the weak economies in our major markets, we anticipate trading to remain difficult over the short term.

Our businesses are well positioned to respond rapidly if the cyclical recovery is brought forward by the stimulus from lower interest rates and other actions to support economic growth.

I remain very confident about the medium and long-term growth prospects of the Group.

Bob Lawson
Chairman
7 November 2001

CHIEF EXECUTIVE'S STATEMENT

During the first half, economic conditions in almost all our markets became more difficult. Our businesses around the world are not immune from these economic effects; however, their resilience has again been demonstrated: we serve a wide range of customers with a wide range of products across many technologies. Reasonable sales growth has been achieved in Europe, China and Japan. The UK and the other markets of Asia experienced modest sales declines and Allied, our US business, suffered a significant sales decline against the very strong performance last year. Tight gross margin and cost management partly offset the impact of sales shortfalls on profit. The economic outlook remains uncertain; however, we remain focused on achieving the long-term high growth potential of our business and will not be distracted by short-term pressures.

United Kingdom

The return to modest growth last year has reversed with the renewed pressure on manufacturing as illustrated by the drop in the purchasing managers' index. Sales declined by 3.9% to £199.7m from £207.8m. Good growth with customers in the non-manufacturing sectors was not sufficient to offset the weakness of manufacturing related customers. The focus on non-manufacturing customers continues through sales and marketing actions. Internet trading continued to grow strongly, reaching 8% of sales in September, whilst our e-Purchasing programme again achieved good levels of pilots and customer adoption.

Despite lower sales, a contribution margin of 31.4% was achieved which was the same as last year, whilst customer service levels have improved. Customer service enhancements continue to add value to existing customers and help attract a significant number of new customers every month. New, more convenient delivery options have had a high take up rate by customers and our managed stock replenishment service (stores management on behalf of our larger customers) has been very popular. New campaign management systems have been used to target customers in the more attractive sectors and to improve our overall marketing effectiveness. Selling activities have also been tailored to ensure that customers fully

appreciate the value of our offer, especially during times when trading is difficult for them.

Rest of Europe

Sales in the Rest of Europe grew by 9.1% (adjusted for exchange rates and trading days) and now amount to £100.5m, up from £91.2m last year. Across each of the markets, the trading pattern over the half-year was broadly similar with early strong sales growth rates that declined as economic conditions became more difficult. France (adjusted sales growth 9.2%), Germany (12.7%) and Italy (5.9%) followed this pattern. In the other markets, Spain was the most buoyant while Ireland was depressed because of the weakness of their technology based customers.

We continue to manage these markets on a more common basis and a number of successful initiatives developed in one market have been rolled out to the other markets. Encouragement of the sharing and transfer of best practice is a strong and continuing theme. We continue to develop the potential of these markets, which is very large, by growing the customer base and product offer. The number of customers served in France, Germany and Italy has increased by around 3% since the end of the year and the number of products by around 2%. New warehouse facilities in Germany and Italy are being developed to plan and these expenditures form part of the higher capital expenditure in the half-year.

The roll-out of our more advanced e-Commerce capabilities, which were developed in the UK, commenced with successful launches in France, Germany, Italy and Austria and will be completed across our other European markets by the end of November. We have clear leadership in the use of internet trading for industrial components and this powerful new trading capability across Europe will be used to accelerate sales growth. Extensive sales and marketing programmes have been developed for the launch of each site, and initial customer reaction has been very favourable.

On 28 September we acquired the business assets of our long-standing distributor in Norway for £0.8m and commenced trading on 1 October. This activity will complement our other owned businesses in Scandinavia.

Euro base change has been completed to schedule and all relevant markets are now trading in Euros.

The contribution margin improved again by 0.7 percentage points to 17.6% from 16.9% in the first half of last year, due partly to economies of scale. Service levels have also been improved.

The success of our strategy continues to be demonstrated across Europe.

North America

As our only purely electronics business, Allied has been significantly impacted by the cyclical collapse in electronics demand compounded by the US economic slowdown. The sales decline of 26.6% (adjusted) in the half-year must be compared with the growth in the first half of last year of 36.8%. The peak of the cycle, reflected by Allied's sales, was in September 2000, and the rate of decline increased progressively through the first half. Allied's sales per day have shown signs of greater stability on a month-to-month basis and the order book became healthier.

The Allied sales decline almost entirely resulted from lower order values as customers last year were placing larger orders to secure availability of products that were then difficult to obtain. This is a normal feature of electronics cycles. Allied has however improved its gross margin by about 2 percentage points and taken together with tight cost management this has limited the impact of lower sales on profits, though the contribution margin declined to 14.7% from 18.1% last year. The actions taken during the first half should have a full impact on the second half.

Allied continues to improve its customer service so as to be in a strong position to take business from less robust competitors. New marketing campaigns have been successful in attracting new customers and internal process improvements have been made so that Allied can respond more rapidly to customers' needs.

Japan

The relevance of the RS business model to the Japanese market continues to be demonstrated by sales growth of 26.0% (adjusted). New customer acquisition continues at a high rate although the rate of sales growth was reduced by the effect of the economic slowdown on the purchases of established customers, particularly those in the electronics industry. The planned migration of our business from electronic to industrial distribution is progressing with 7,000 new products added in the September catalogue. e-Commerce has grown to around 20% of sales and the roll-out of our more advanced UK-developed

internet functionality is planned for later this year. A move to a new warehouse will take place next year to accommodate the growth of the business and further improve the service offer.

Contribution losses reduced during the half-year to £2.8m from £3.2m last year.

Rest of World

China has been the strongest market in the Asia region with 18.0% (adjusted) sales growth. The resilience of the Chinese economy has been a major factor. Towards the end of the period our fulfilment facility in Shanghai received partial customs clearance to ship goods direct to customers, rather than suffering long documentation delays, and so we will now be able to provide customers with a much higher service level. We have operated a Chinese language internet site for some time, but trading has increased rapidly such that e-Commerce sales grew to over 30% of sales in recent months. The second annual edition of the Chinese language catalogue was issued in April and again has made a very positive impact in confirming our long-term commitment to the market.

Our markets in Hong Kong, Taiwan and Singapore were weak though volatile due to the relative importance of electronics and the United States market. Malaysia achieved good sales growth. A programme to intensify the training of all our sales force in the region has been introduced. The Asia product range has been considerably strengthened with the addition of US specification products through Allied and also by locally sourced products.

Elsewhere, Australasia had flat sales in a difficult market whilst South Africa achieved good sales growth. Overall, the businesses in this segment had modest sales growth and broadly broke even after the costs of the further investment in China.

e-Commerce

e-Commerce now represents 6.0% of sales, up from 3.2% in the first half of last year. We continue to occupy a clear leadership position in e-Commerce and have about 400 large customers around the world trading through various forms of e- Commerce partnerships. The aim of each one is to reduce the customer's transaction costs. Our strength is that we can do business over the web and deliver real cost savings, not just talk about it. Our ability to deliver is the key differentiator after the widespread "hype" of a year ago. The value of the channel in building relationships and growing revenue with customers continues to be demonstrated. We are starting to exploit the customer targeting capability of the channel and our experience is that customers respond much more positively to offers focused on them. A central team co-ordinates the sales and marketing of our e-Commerce activities to ensure the rapid sharing of best practice across markets.

Processes

Our Processes provide a global infrastructure to support the activities of all our businesses: sourcing the products, producing the catalogues, managing stock and providing the systems.

Information Systems represents the largest part of the Process cost base and considerable work is underway on creating consistent databases across the Group. A major three year programme to provide more standardised platforms and operational procedures is underway at an overall cost of around £40m. This initiative accounts for the largest part of the capital expenditure increase in the half-year. A robust and integrated platform for our upgraded e-Commerce capabilities has now been established.

Supply Chain management has achieved very high levels of "order fill" in all markets. "Order fill" is our primary measure of customer service and is the percentage of orders despatched complete to customers on the day of receipt. At the same time this team has managed a reduction in stock, which is a significant achievement given the increase in number of products and economic uncertainty. Further investments in stock management systems have been made as part of the overall systems investment.

The Media Publishing Process has continued to generate economies through printer and paper rationalisation. All forms of our product content are now managed by a single process so as to improve further the management of the considerable expertise in product content across the Group. Sharing of best practice is leading to more effective targeting of our direct marketing material on customer groups supported by more efficient production.

Product Management continues to improve the quality and effectiveness of our overall product offer. New product performance has also been improved through streamlining the process.

Process costs amounted to £34.4m, little changed from £34.1m last year.

Summary

Our strategy remains unchanged. As a Group we have huge growth potential in the markets we serve. Even during the current economic difficulties, continued progress has been demonstrated, as has our capability for strong gross margin and cost management. Despite the current cyclical downturn, which we will successfully manage through, we are committed and confident about our future.

Ian Mason
Chief Executive
7 November 2001

GROUP RESULTS

	Note	6 months to 30.9.2001 (unaudited) £m	6 months to 30.9.2000 (unaudited) (as restated) £m	Year to 31.3.2001 (audited) - Note 6 (as restated) £m
Turnover				
- continuing operations		**381.3**	396.0	823.9
- discontinued operations		**-**	19.0	31.2
	1	**381.3**	415.0	855.1
Operating profit				
- continuing operations - before amortisation of goodwill		**51.6**	57.5	130.9
- continuing operations - amortisation of goodwill		**(6.0)**	(5.7)	(11.6)
- continuing operations		**45.6**	51.8	119.3
- discontinued operations		**-**	(0.4)	-
	1	**45.6**	51.4	119.3
Exceptional loss on closure		**-**	-	(6.9)
Net interest payable		**(2.0)**	(3.6)	(6.8)
Profit on ordinary activities before taxation		**43.6**	47.8	105.6
Profit before taxation, amortisation of goodwill and exceptional loss		**49.6**	53.5	124.1
Taxation on profit on ordinary activities	2, 9	**(14.6)**	(15.8)	(34.6)
Profit on ordinary activities after taxation		**29.0**	32.0	71.0
Interim dividend		**(21.3)**	(18.6)	(18.4)
Final dividend		**-**	-	(41.4)
Retained profit for the period		**7.7**	13.4	11.2
Recognised gains and losses				
Profit on ordinary activities after taxation		**29.0**	32.0	71.0
Translation differences		**(7.4)**	12.0	24.4

	Note			
Total recognised gains and losses relating to the period		**21.6**	44.0	95.4
Prior year adjustment: implementation of FRS 19	9	**(1.1)**		
Total gains and losses recognised since last annual report		**20.5**		
Per share information				
Basic earnings per share				
Before amortisation of goodwill and exceptional loss	3	**8.1p**	8.7p	20.2p
After amortisation of goodwill and exceptional loss	3	**6.7p**	7.4p	16.4p
Dividend per share				
Interim	4	**4.90p**	4.25p	4.25p
Final				9.55p

GROUP BALANCE SHEET

	Note	**30.9.2001 (unaudited) £m**	30.9.2000 (unaudited) (as restated) £m	31.3.2001 (audited) - Note 6 (as restated) £m
Fixed assets				
Intangible fixed assets - goodwill		**207.3**	216.6	219.7
Tangible fixed assets		**145.2**	126.7	133.3
Investments		**0.3**	0.2	0.3
		352.8	343.5	353.3
Current assets				
Stocks		**157.1**	169.9	165.3
Debtors		**149.8**	161.9	168.9
Investments		**-**	5.1	6.7
Cash at bank and in hand		**8.4**	9.8	10.6
		315.3	346.7	351.5
Creditors: amounts falling due within one year		**(163.8)**	(178.3)	(202.1)
Net current assets		**151.5**	168.4	149.4
Total assets less current liabilities		**504.3**	511.9	502.7
Creditors: amounts falling due after more than one year		**(78.3)**	(96.7)	(76.6)
Provisions for liabilities and charges	9	**(8.3)**	(11.5)	(10.7)
		417.7	403.7	415.4
Capital and reserves				
Called-up share capital		**43.4**	43.4	43.4

	Note			
Share premium account		**36.9**	34.4	34.9
Profit and loss account		**337.4**	325.9	337.1
Equity shareholders' funds	7	**417.7**	403.7	415.4

GROUP CASH FLOW STATEMENT

	Note	**6 months to 30.9.2001 (unaudited) £m**	6 months to 30.9.2000 (unaudited) (as restated) £m	Year to 31.3.2001 (audited) (as restated) £m
Net cash inflow from operating activities of continuing operations		**55.7**	53.1	138.0
Returns on investments and servicing of finance		**(2.2)**	(3.8)	(6.7)
Taxation		**(13.8)**	(11.0)	(32.6)
Capital expenditure and financial investment		**(21.4)**	(7.5)	(24.3)
Free cash flow of continuing operations		**18.3**	30.8	74.4
Free cash flow of discontinued operations		**4.5**	(1.3)	4.2
Total free cash flow		**22.8**	29.5	78.6
Acquisitions		**(0.8)**	-	-
Equity dividends paid		**(41.4)**	(35.9)	(54.3)
Cash (outflow) inflow before use of liquid resources and financing		**(19.4)**	(6.4)	24.3
Management of liquid resources		**6.7**	19.5	18.2
Financing				
Shares		**2.0**	3.3	3.8
Loans		**7.7**	(16.3)	(46.6)
(Decrease) increase in cash	8	***(3.0)***	*0.1*	*(0.3)*

Reconciliation of operating profit to net cash inflow from operating activities of continuing operations

Operating profit of continuing operations	**45.6**	51.8	119.3
Amortisation of goodwill	**6.0**	5.7	11.6
Depreciation and other amortisation	**10.2**	9.4	21.4
Decrease (increase) in stocks	**5.4**	(4.9)	(8.6)
Decrease (increase) in debtors	**14.7**	1.6	(4.5)
(Decrease) in creditors	**(26.2)**	(10.5)	(1.2)
Net cash inflow from operating activities of continuing operations	**55.7**	53.1	138.0

NOTES TO THE INTERIM STATEMENT

1 Segmental analysis

		6 months to 30.9.2001 (unaudited) £m	6 months to 30.9.2000 (unaudited) (as restated) £m	Year to 31.3.2001 (audited) - Note 6 (as restated) £m
By class of business				
Turnover:	RS / Allied - continuing operations	**381.3**	396.0	823.9
	Pact - discontinued operations	**-**	19.0	31.2
		381.3	415.0	855.1
Operating profit:	RS / Allied - continuing operations	**86.0**	91.6	196.6
	Pact - discontinued operations	**-**	(0.4)	-
	Contribution	**86.0**	91.2	196.6
	Groupwide process costs	**(34.4)**	(34.1)	(65.7)
	Amortisation of goodwill - Allied	**(6.0)**	(5.7)	(11.6)
		45.6	51.4	119.3
Net assets:	RS / Allied - continuing operations	**360.1**	330.6	341.5
	Pact - discontinued operations	**-**	19.0	5.9
	Net operating assets	**360.1**	349.6	347.4
	Net debt	**(91.3)**	(106.2)	(75.5)
	Unallocated net assets	**148.9**	160.3	143.5
		417.7	403.7	415.4
Unallocated net assets comprise:				
	Intangible fixed assets:			
	goodwill - Allied (North America)	**206.5**	216.6	219.7
	goodwill - RS Norway (Rest of Europe)	**0.8**	-	-
	Corporation tax	**(28.8)**	(26.2)	(24.1)
	Proposed dividend	**(21.3)**	(18.6)	(41.4)
	Provisions for liabilities and charges	**(8.3)**	(11.5)	(10.7)
		148.9	160.3	143.5
By geographical destination				
Turnover:	United Kingdom – continuing operations	**192.8**	201.2	412.4
	United Kingdom – discontinued operations	**-**	19.0	31.2
	Rest of Europe	**102.6**	93.3	209.8
	North America	**57.6**	74.5	147.9
	Japan	**4.2**	3.6	8.6

Rest of World	**24.1**	23.4	45.2
	381.3	415.0	855.1

1 Segmental analysis continued

		6 months to 30.9.2001 (unaudited)	6 months to 30.9.2000 (unaudited) (as restated)	Year to 31.3.2001 (audited) - Note 6 (as restated)
By *geographical origin*		***£m***	*£m*	*£m*
Turnover:	United Kingdom – continuing operations	**199.7**	207.8	426.0
	United Kingdom – discontinued operations	**-**	19.0	31.2
	Rest of Europe	**100.5**	91.2	203.6
	North America	**57.9**	74.7	148.7
	Japan	**4.2**	3.6	8.6
	Rest of World	**19.0**	18.7	37.0
		381.3	415.0	855.1
Operating profit:	United Kingdom – continuing operations	**62.8**	65.2	136.2
	United Kingdom – discontinued operations	**-**	(0.4)	-
	Rest of Europe	**17.7**	15.4	38.5
	North America	**8.5**	13.5	26.4
	Japan	**(2.8)**	(3.2)	(6.3)
	Rest of World	**(0.2)**	0.7	1.8
	Contribution	**86.0**	91.2	196.6
	Groupwide process costs	**(34.4)**	(34.1)	(65.7)
	Amortisation of goodwill - Allied (North America)	**(6.0)**	(5.7)	(11.6)
		45.6	51.4	119.3
By geographical location				
Net assets:	United Kingdom – continuing operations	**229.6**	216.8	220.1
	United Kingdom – discontinued operations	**-**	19.0	5.9
	Rest of Europe	**66.4**	49.3	54.4
	North America	**32.6**	34.9	38.1
	Japan	**4.0**	4.0	3.1
	Rest of World	**27.5**	25.6	25.8
	Net operating assets	**360.1**	349.6	347.4
	Net debt	**(91.3)**	(106.2)	(75.5)
	Unallocated net assets	**148.9**	160.3	143.5
		417.7	403.7	415.4

The United Kingdom segment includes the discontinued operations of Pact for the 6 months to 30 September 2000 and for the year to 31 March 2001. *All* other segments relate entirely to continuing operations.

2 Taxation on the profit of the Group

	6 months to 30.9.2001 (unaudited) £m	6 months to 30.9.2000 (unaudited) (as restated) £m	Year to 31.3.2001 (audited) - Note 6 (as restated) £m
United Kingdom taxation	13.7	11.2	25.7
Overseas taxation	0.9	4.6	8.9
	14.6	15.8	34.6

3 Earnings per share

Profit on ordinary activities after taxation	29.0	32.0	71.0
Exceptional loss on closure	-	-	6.9
Tax on exceptional loss on closure	-	-	(1.8)
Amortisation of goodwill (excluding tax effect)	6.0	5.7	11.6
Profit on ordinary activities after taxation and before amortisation of goodwill and exceptional loss	35.0	37.7	87.7
Weighted average number of shares	433.8m	432.6m	433.1m
Basic earnings per share			
Before amortisation of goodwill and exceptional loss	8.1p	8.7p	20.2p
After amortisation of goodwill and exceptional loss	6.7p	7.4p	16.4p

4 Interim Dividend

The timetable for the payment of the interim dividend is:

Ex-dividend date	12 December 2001
Dividend record date	14 December 2001
Dividend payment date	22 January 2002

5 Acquisition

On 28 September 2001, the Group purchased part of the business and certain assets of Jacob Hatteland Supply AS, a company registered in Norway, for a cash consideration of £0.8m. Goodwill amounting to £0.8m has been capitalised and will be amortised on a straight line basis over its estimated useful life.

RS Components AS (Norway) commenced business with effect from 1 October 2001.

6 Audited figures for the year ended 31 March 2001

The figures for the year to 31 March 2001 are based on the audited financial statements for that year, adjusted for the effects of FRS19 (Note 9).

7 Reconciliation of movements in shareholders' funds

	Note	**6 months to 30.9.2001 (unaudited) £m**	6 months to 30.9.2000 (unaudited) (as restated) £m	Year to 31.3.2001 (audited) - Note 6 (as restated) £m
Profit for the period		**29.0**	32.0	71.0
Dividends		**(21.3)**	(18.6)	(59.8)
Retained profit for the period		**7.7**	13.4	11.2
Write back of goodwill on closure		**-**	-	1.0
Translation differences		**(7.4)**	12.0	24.4
New share capital subscribed		**2.0**	3.3	3.8
Net addition to equity		**2.3**	28.7	40.4
Equity shareholders' funds at the beginning of the period as originally stated		**416.5**	374.5	374.5
Prior year adjustment: Implementation of FRS 19	9	**(1.1)**	0.5	0.5
Equity shareholders' funds at the beginning of the period		**415.4**	375.0	375.0
Equity shareholders' funds at the end of the period		**417.7**	403.7	415.4

8 Reconciliation of net cash flow to movement in net debt

	6 months to 30.9.2001 (unaudited) £m	6 months to 30.9.2000 (unaudited) (as restated) £m	Year to 31.3.2001 (audited) (as restated) £m
(Decrease) increase in cash	**(3.0)**	0.1	(0.3)
Management of liquid resources	**(6.7)**	(19.5)	(18.2)
Financing - loans	**(7.7)**	16.3	46.6
Change in net debt relating to cash flows	**(17.4)**	(3.1)	28.1
Translation differences - net debt	**1.6**	(7.3)	(7.8)
Movement in net debt for the period	**(15.8)**	(10.4)	20.3
Net debt at the beginning of the period	**(75.5)**	(95.8)	(95.8)
Net debt at the end of the period	**(91.3)**	(106.2)	(75.5)

Net debt at the end of the period comprises:			
Cash at bank and in hand	**8.4**	9.8	10.6
Overdrafts	**(1.0)**	(0.6)	(0.4)
Current instalments of loans	**(28.6)**	(34.9)	(23.4)
Loans repayable after more than one year	**(70.1)**	(85.6)	(69.0)
Current asset investments	**-**	5.1	6.7
	(91.3)	(106.2)	(75.5)

9 Prior year adjustment: implementation of FRS 19

The Group has adopted FRS 19 *Deferred tax* in the current year. This standard requires companies to change from a policy of partial provision for deferred tax to full provision, and states that a prior year adjustment should be made in the first year of application to reflect this change in accounting policy.

The effect of the change in accounting policy has been to increase the taxation charge in the current and prior periods as set out below:

	6 months to 30.9.2001 £m	6 months to 30.9.2000 £m	Year to 31.3.2001 £m
Taxation on profit on ordinary activities: overseas taxation	**(0.8)**	(0.8)	(1.6)
Profit for the period	**(0.8)**	(0.8)	(1.6)

The adjustments to the provisions for liabilities and charges at 30 September 2000 and at 31 March 2001 are as follows:	30.9.2000 £m	31.3.2001 £m
Provision for deferred taxation	(0.3)	(1.1)
Equity shareholders' funds	(0.3)	(1.1)

10 Principal exchange rates

Average for the period	**6 months to 30.9.2001**	6 months to 30.9.2000	Year to 31.3.2001
US Dollar	**1.43**	1.51	1.48
Euro	**1.63**	1.64	1.63
Japanese Yen	**175**	162	164
Australian Dollar	**2.83**	2.61	2.68
Period end	**30.9.2001**	30.9.2000	31.3.2001
US Dollar	**1.47**	1.48	1.42
Euro	**1.61**	1.68	1.61
Japanese Yen	**175**	160	178

Australian Dollar	**2.98**	2.73	2.91

11 Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with applicable accounting standards, using the accounting policies set out in the Annual Report for the year ended 31 March 2001, except for the adoption in the period of FRS 19 *Deferred tax.*

The financial information included in this document does not comprise statutory accounts within the meaning of Section 240 of Companies Act 1985. The statutory accounts for the year to 31 March 2001 have been filed with the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985. The interim financial information is unaudited but has been subject to a limited review by KPMG Audit Plc.

Independent review report by KPMG Audit Plc to Electrocomponents plc

Introduction

We have been instructed by the Company to review the financial information set out in the Group Results, Group Balance Sheet, Group Cashflow Statement and Notes 1 to 11 and we have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: *Review of interim financial information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2001.

KPMG Audit plc
Chartered Accountants
London

7 November 2001

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

END

Electrocomponents plc
Interim Report
30 September 2001



Contents

Financial highlights



RS Japan
RS Rest of World
Allied North America
RS UK
RS Rest of Europe

Turnover
of continuing operations by destination



Germany
Italy
Austria
Scandinavia
Ireland
Benelux
Spain
Distributors
France

RS Rest of Europe



South Africa
Chile
Australia/ New Zealand
South Asia
Distributors
North Asia

RS Rest of World

	2001	2000	%
Turnover of continuing operations	**£381.3m**	£396.0m	−3.7
Operating profit* of continuing operations	**£51.6m**	£57.5m	−10.3
Profit before taxation*	**£49.6m**	£53.5m	−7.3
Earnings per share*	**8.1p**	8.7p°	−6.9
Dividend per share	**4.90p**	4.25p	+15.3

*before amortisation of goodwill
°as restated

Chairman's statement



First half results

The weaker trading in the second half of last year continued through the first half of this year as anticipated in our statement at the Annual General Meeting in July. Sales of the Group have declined by 4.7% (adjusted for exchange rates, trading days and the closure of Pact) to £381.3m from £396.0m and profit before tax and amortisation of goodwill by 7.3% to £49.6m from £53.5m.

Allied's results have been particularly affected by the reversal of the electronics cycle in the United States which reached its peak a year ago and most of the overall decline in profit may be attributed to the Allied business.

Strategic investment increased and consequently depressed profits relative to sales. This includes our continuing investments in Japan and China, whilst the most significant new development has been the upgrade of our e-Commerce capabilities across Europe. In the first half, the revenue costs of our e-Commerce activities were £3.5m compared to £1.7m last year.

Discretionary marketing and other costs have been managed tightly in light of the deteriorating trading environment. Gross margin was a percentage point higher than in the first half of last year. Actions to reduce the effect of lower sales on our operating margins were taken progressively and purposefully through the half-year and the full impact should be felt in the second half.

The reduction in the share price since the year-end resulted in the charge for the vesting of the Long-Term Incentive Plan being £2.2m lower than in the first half of last year, while exchange rate movements improved operating profit by £0.7m, which for continuing operations declined 10.3% to £51.6m from £57.5m. Lower average net debt and lower interest rates reduced the interest charge to £2.0m from £3.6m.

After restating last year's results to reflect the implementation of the new Financial Reporting Standard 19 on Deferred Tax, the tax rate (based on profit before tax, goodwill amortisation and adjusted for exceptional items) has remained at 29.5%. This is the anticipated rate for the full year.

Before amortisation of goodwill, earnings per share declined 6.9% to 8.1p from 8.7p (restated for the tax change). After amortisation of goodwill the decline was 9.5% to 6.7p from 7.4p (restated).

Assets have been well controlled. Compared to the first half of last year stock turn increased to 2.6x from 2.5x with improved customer service whilst debtor days also shortened. Hence, even after a substantial increase in capital expenditure to £21.4m from £7.5m, net debt declined to £91.3m from £106.2m.

Ian Mason's report to you provides a more detailed review of the Group's trading performance.

Interim dividend

Consistent with the Board's view of the prospects for the Group's long-term profitable growth, the interim dividend has been increased by 15.3% to 4.90p from 4.25p. Our strategic investments and the pressures of the trading cycle have depressed the cover of these dividends by reported earnings, but the liquidity of the Group remains very strong as demonstrated by the first half cash flow.

Board changes

The Board changes announced in May have now been completed. The executive team has settled well with Ian Mason providing the required leadership to continue the Group's development. Roy Cotterill has retired today and during his seven years as Chairman the Group has evolved to being focused on high service distribution with a global footprint. We all owe Roy a vote of thanks and wish him and his wife, Shirley, all happiness in their retirement.

Recent events

The terrorist attacks in the United States on 11 September and subsequent events had a noticeable impact on Allied's trading, although by the end of October its sales had broadly recovered to the early September levels.

Sales elsewhere in the second half of September and in October were volatile. Sales in the Rest of Europe continued to grow, but UK trading was weak.

We anticipate that the increased uncertainty will exacerbate underlying economic weakness in the United States and in our other major markets. Customers in certain sectors such as defence will benefit, but the overall effect on economic activity is likely to be negative in the short term.

We continue to manage our costs, gross margin and working capital tightly. Our over-riding objective, however, is to improve service levels wherever possible in these testing times as service is now even more critical to customers and a distinct source of competitive advantage. Importantly, we have not changed our stance on maintaining the strategic momentum of the Group by continuing to support the required strategic investments.

Managers across the Group are very experienced and know that they cannot beat the economic cycle, but they are well prepared and equipped to optimise returns. However, if recent events cause sales to deteriorate significantly then at some point the relative impact on our profits will increase, given our commitment to maintain customer service and strategic investment.

Current trading

Management actions taken on costs, gross margin and working capital will have their full impact on the second half, which is normally stronger in terms of sales and profits. It is too early to judge the full impact of recent events on the second half as a whole, but given the volatility of sales that we have experienced over the past two months and the weak economies in our major markets, we anticipate trading to remain difficult over the short term.

Our businesses are well positioned to respond rapidly if the cyclical recovery is brought forward by the stimulus from lower interest rates and other actions to support economic growth.

I remain very confident about the medium and long-term growth prospects of the Group.

Bob Lawson, Chairman
7 November 2001

Chief Executive's statement



During the first half, economic conditions in almost all our markets became more difficult. Our businesses around the world are not immune from these economic effects; however, their resilience has again been demonstrated: we serve a wide range of customers with a wide range of products across many technologies. Reasonable sales growth has been achieved in Europe, China and Japan. The UK and the other markets of Asia experienced modest sales declines and Allied, our US business, suffered a significant sales decline against the very strong performance last year. Tight gross margin and cost management partly offset the impact of sales shortfalls on profit. The economic outlook remains uncertain; however, we remain focused on achieving the long-term high growth potential of our business and will not be distracted by short-term pressures.

United Kingdom

The return to modest growth last year has reversed with the renewed pressure on manufacturing as illustrated by the drop in the purchasing managers' index. Sales declined by 3.9% to £199.7m from £207.8m. Good growth with customers in the non-manufacturing sectors was not sufficient to offset the weakness of manufacturing related customers. The focus on non-manufacturing customers continues through sales and marketing actions. Internet trading continued to grow strongly, reaching 8% of sales in September, whilst our e-Purchasing programme again achieved good levels of pilots and customer adoption.

Despite lower sales, a contribution margin of 31.4% was achieved which was the same as last year, whilst customer service levels have improved. Customer service enhancements continue to add value to existing customers and help attract a significant number of new customers every month. New, more convenient delivery options have had a high take up rate by customers and our managed stock replenishment service (stores management on behalf of our larger customers) has been very popular. New campaign management systems have been used to target customers in the more attractive sectors and to improve our overall marketing effectiveness. Selling activities have also been tailored to ensure that customers fully appreciate the value of our offer, especially during times when trading is difficult for them.



Rest of Europe

Sales in the Rest of Europe grew by 9.1% (adjusted for exchange rates and trading days) and now amount to £100.5m, up from £91.2m last year. Across each of the markets, the trading pattern over the half-year was broadly similar with early strong sales growth rates that declined as economic conditions became more difficult. France (adjusted sales growth 9.2%), Germany (12.7%) and Italy (5.9%) followed this pattern. In the other markets, Spain was the most buoyant while Ireland was depressed because of the weakness of their technology based customers.

We continue to manage these markets on a more common basis and a number of successful initiatives developed in one market have been rolled out to the other markets. Encouragement of the sharing and transfer of best practice is a strong and continuing theme. We continue to develop the potential of these markets, which is very large, by growing the customer base and product offer. The number of customers served in France, Germany and Italy has increased by around 3% since the end of the year and the number of products by around 2%. New warehouse facilities in Germany and Italy are being developed to plan and these expenditures form part of the higher capital expenditure in the half-year.

The roll-out of our more advanced e-Commerce capabilities, which were developed in the UK, commenced with successful launches in France, Germany, Italy and Austria and will be completed across our other European markets by the end of November. We have clear leadership in the use of internet trading for industrial components and this powerful new trading capability across Europe will be used to accelerate sales growth. Extensive sales and marketing programmes have been developed for the launch of each site, and initial customer reaction has been very favourable.

On 28 September we acquired the business assets of our long-standing distributor in Norway for £0.8m and commenced trading on 1 October. This activity will complement our other owned businesses in Scandinavia.

Euro base change has been completed to schedule and all relevant markets are now trading in Euros.

The contribution margin improved again by 0.7 percentage points to 17.6% from 16.9% in the first half of last year, due partly to economies of scale. Service levels have also been improved.

The success of our strategy continues to be demonstrated across Europe.

North America

As our only purely electronics business, Allied has been significantly impacted by the cyclical collapse in electronics demand compounded by the US economic slowdown. The sales decline of 26.6% (adjusted) in the half-year must be compared with the growth in the first half of last year of 36.8%. The peak of the cycle, reflected by Allied's sales, was in September 2000, and the rate of decline increased progressively through the first half. Allied's sales per day have shown signs of greater stability on a month-to-month basis and the order book became healthier.

The Allied sales decline almost entirely resulted from lower order values as customers last year were placing larger orders to secure availability of products that were then difficult to obtain. This is a normal feature of electronics cycles. Allied has, however, improved its gross margin by about 2 percentage points and taken together with tight cost management this has limited the impact of lower sales on profits, though the contribution margin declined to 14.7% from 18.1% last year. The actions taken during the first half should have a full impact on the second half.

Allied continues to improve its customer service so as to be in a strong position to take business from less robust competitors. New marketing campaigns have been successful in attracting new customers and internal process improvements have been made so that Allied can respond more rapidly to customers' needs.

Japan

The relevance of the RS business model to the Japanese market continues to be demonstrated by sales growth of 26.0% (adjusted). New customer acquisition continues at a high rate although the rate of sales growth was reduced by the effect of the economic slowdown on the purchases of established customers, particularly those in the electronics industry. The planned migration of our business from electronic to industrial distribution is progressing with 7,000 new products added in the September catalogue. e-Commerce has grown to around 20% of sales and the roll-out of our more advanced UK-developed internet functionality is planned for later this year. A move to a new warehouse will take place next year to accommodate the growth of the business and further improve the service offer.

Contribution losses reduced during the half-year to £2.8m from £3.2m last year.



Rest of World

China has been the strongest market in the Asia region with 18.0% (adjusted) sales growth. The resilience of the Chinese economy has been a major factor. Towards the end of the period our fulfilment facility in Shanghai received partial customs clearance to ship goods direct to customers, rather than suffering long documentation delays, and so we will now be able to provide customers with a much higher service level. We have operated a Chinese language internet site for some time, but trading has increased rapidly such that e-Commerce sales grew to over 30% of sales in recent months. The second annual edition of the Chinese language catalogue was issued in April and again has made a very positive impact in confirming our long-term commitment to the market.

Our markets in Hong Kong, Taiwan and Singapore were weak though volatile due to the relative importance of electronics and the United States market. Malaysia achieved good sales growth. A programme to intensify the training of all our sales force in the region has been introduced. The Asia product range has been considerably strengthened with the addition of US specification products through Allied and also by locally sourced products.

Elsewhere, Australasia had flat sales in a difficult market whilst South Africa achieved good sales growth.

Overall, the businesses in this segment had modest sales growth and broadly broke even after the costs of the further investment in China.

e-Commerce

e-Commerce now represents 6.0% of sales, up from 3.2% in the first half of last year. We continue to occupy a clear leadership position in e-Commerce and have about 400 large customers around the world trading through various forms of e-Commerce partnerships. The aim of each one is to reduce the customer's transaction costs. Our strength is that we can do business over the web and deliver real cost savings, not just talk about it. Our ability to deliver is the key differentiator after the widespread "hype" of a year ago. The value of the channel in building relationships and growing revenue with customers continues to be demonstrated. We are starting to exploit the customer targeting capability of the channel and our experience is that customers respond much more positively to offers focused on them. A central team co-ordinates the sales and marketing of our e-Commerce activities to ensure the rapid sharing of best practice across markets.

Processes

Our Processes provide a global infrastructure to support the activities of all our businesses: sourcing the products, producing the catalogues, managing stock and providing the systems.

Information Systems represents the largest part of the Process cost base and considerable work is underway on creating consistent databases across the Group. A major three-year programme to provide more standardised platforms and operational procedures is underway at an overall cost of around £40m. This initiative accounts for the largest part of the capital expenditure increase in the half-year. A robust and integrated platform for our upgraded e-Commerce capabilities has now been established.

Supply Chain management has achieved very high levels of "order fill" in all markets. "Order fill" is our primary measure of customer service and is the percentage of orders despatched complete to customers on the day of receipt. At the same time this team has managed a reduction in stock, which is a significant achievement given the increase in number of products and economic uncertainty. Further investments in stock management systems have been made as part of the overall systems investment.

The Media Publishing Process has continued to generate economies through printer and paper rationalisation. All forms of our product content are now managed by a single process so as to improve further the management of the considerable expertise in product content across the Group. Sharing of best practice is leading to more effective targeting of our direct marketing material on customer groups supported by more efficient production.

Product Management continues to improve the quality and effectiveness of our overall product offer. New product performance has also been improved through streamlining the process.

Process costs amounted to £34.4m, little changed from £34.1m last year.

Summary

Our strategy remains unchanged. As a Group we have huge growth potential in the markets we serve. Even during the current economic difficulties, continued progress has been demonstrated, as has our capability for strong gross margin and cost management. Despite the current cyclical downturn, which we will successfully manage through, we are committed and confident about our future.

Ian Mason, Group Chief Executive
7 November 2001

Group results

	NOTE	6 MONTHS TO 30.9.2001 (UNAUDITED) £M	6 MONTHS TO 30.9.2000 (UNAUDITED) (AS RESTATED) £M	YEAR TO 31.3.2001 (AUDITED[6]) (AS RESTATED) £M
Turnover				
– continuing operations		**381.3**	396.0	823.9
– discontinued operations		**–**	19.0	31.2
	1	**381.3**	415.0	855.1
Operating profit				
– continuing operations – before amortisation of goodwill		**51.6**	57.5	130.9
– continuing operations – amortisation of goodwill		**(6.0)**	(5.7)	(11.6)
– continuing operations		**45.6**	51.8	119.3
– discontinued operations		**–**	(0.4)	–
	1	**45.6**	51.4	119.3
Exceptional loss on closure		**–**	–	(6.9)
Net interest payable		**(2.0)**	(3.6)	(6.8)
Profit on ordinary activities before taxation		**43.6**	47.8	105.6
Profit before taxation, amortisation of goodwill and exceptional loss		**49.6**	53.5	124.1
Taxation on profit on ordinary activities	2,9	**(14.6)**	(15.8)	(34.6)
Profit on ordinary activities after taxation		**29.0**	32.0	71.0
Interim dividend		**(21.3)**	(18.6)	(18.4)
Final dividend		**–**	–	(41.4)
Retained profit for the period		**7.7**	13.4	11.2
Recognised gains and losses				
Profit on ordinary activities after taxation		**29.0**	32.0	71.0
Translation differences		**(7.4)**	12.0	24.4
Total recognised gains and losses relating to the period		**21.6**	44.0	95.4
Prior year adjustment: implementation of FRS19	9	**(1.1)**		
Total gains and losses recognised since last annual report		**20.5**		
Per share information				
Basic earnings per share				
Before amortisation of goodwill and exceptional loss	3	**8.1p**	8.7p	20.2p
After amortisation of goodwill and exceptional loss	3	**6.7p**	7.4p	16.4p
Dividend per share				
Interim	4	**4.90p**	4.25p	4.25p
Final				9.55p

Group balance sheet

	NOTE	30.9.2001 (UNAUDITED) £M	30.9.2000 (UNAUDITED) (AS RESTATED) £M	31.3.2001 (AUDITED[6]) (AS RESTATED) £M
Fixed assets				
Intangible fixed assets – goodwill		**207.3**	216.6	219.7
Tangible fixed assets		**145.2**	126.7	133.3
Investments		**0.3**	0.2	0.3
		352.8	343.5	353.3
Current assets				
Stocks		**157.1**	169.9	165.3
Debtors		**149.8**	161.9	168.9
Investments		**–**	5.1	6.7
Cash at bank and in hand		**8.4**	9.8	10.6
		315.3	346.7	351.5
Creditors: amounts falling due within one year		**(163.8)**	(178.3)	(202.1)
Net current assets		**151.5**	168.4	149.4
Total assets less current liabilities		**504.3**	511.9	502.7
Creditors: amounts falling due after more than one year		**(78.3)**	(96.7)	(76.6)
Provisions for liabilities and charges	9	**(8.3)**	(11.5)	(10.7)
		417.7	403.7	415.4
Capital and reserves				
Called-up share capital		**43.4**	43.4	43.4
Share premium account		**36.9**	34.4	34.9
Profit and loss account		**337.4**	325.9	337.1
Equity shareholders' funds	7	**417.7**	403.7	415.4

Group cash flow statement

	NOTE	6 MONTHS TO 30.9.2001 (UNAUDITED) £M	6 MONTHS TO 30.9.2000 (UNAUDITED) (AS RESTATED) £M	YEAR TO 31.3.2001 (AUDITED) (AS RESTATED) £M
Net cash inflow from operating activities of continuing operations		**55.7**	53.1	138.0
Returns on investments and servicing of finance		**(2.2)**	(3.8)	(6.7)
Taxation		**(13.8)**	(11.0)	(32.6)
Capital expenditure and financial investment		**(21.4)**	(7.5)	(24.3)
Free cash flow of continuing operations		**18.3**	30.8	74.4
Free cash flow of discontinued operations		**4.5**	(1.3)	4.2
Total free cash flow		**22.8**	29.5	78.6
Acquisitions		**(0.8)**	–	–
Equity dividends paid		**(41.4)**	(35.9)	(54.3)
Cash (outflow) inflow before use of liquid resources and financing		**(19.4)**	(6.4)	24.3
Management of liquid resources		**6.7**	19.5	18.2
Financing				
Shares		**2.0**	3.3	3.8
Loans		**7.7**	(16.3)	(46.6)
(Decrease) increase in cash	8	**(3.0)**	0.1	(0.3)

Reconciliation of operating profit to net cash inflow from operating activities of continuing operations

Operating profit of continuing operations	**45.6**	51.8	119.3
Amortisation of goodwill	**6.0**	5.7	11.6
Depreciation and other amortisation	**10.2**	9.4	21.4
Decrease (increase) in stocks	**5.4**	(4.9)	(8.6)
Decrease (increase) in debtors	**14.7**	1.6	(4.5)
(Decrease) in creditors	**(26.2)**	(10.5)	(1.2)
Net cash inflow from operating activities of continuing operations	**55.7**	53.1	138.0

Notes to the interim report

1 Segmental analysis		6 MONTHS TO 30.9.2001 (UNAUDITED) £M	6 MONTHS TO 30.9.2000 (UNAUDITED) (AS RESTATED) £M	YEAR TO 31.3.2001 (AUDITED[6]) (AS RESTATED) £M
By class of business				
Turnover:	RS/Allied – continuing operations	**381.3**	396.0	823.9
	Pact – discontinued operations	–	19.0	31.2
		381.3	415.0	855.1
Operating profit:	RS/Allied – continuing operations	**86.0**	91.6	196.6
	Pact – discontinued operations	–	(0.4)	–
	Contribution	**86.0**	91.2	196.6
	Groupwide process costs	**(34.4)**	(34.1)	(65.7)
	Amortisation of goodwill – Allied	**(6.0)**	(5.7)	(11.6)
		45.6	51.4	119.3
Net assets:	RS/Allied – continuing operations	**360.1**	330.6	341.5
	Pact – discontinued operations	–	19.0	5.9
	Net operating assets	**360.1**	349.6	347.4
	Net debt	**(91.3)**	(106.2)	(75.5)
	Unallocated net assets	**148.9**	160.3	143.5
		417.7	403.7	415.4
Unallocated net assets comprise:				
	Intangible fixed assets:			
	goodwill – Allied (North America)	**206.5**	216.6	219.7
	goodwill – RS Norway (Rest of Europe)	**0.8**	–	–
	Corporation tax	**(28.8)**	(26.2)	(24.1)
	Proposed dividend	**(21.3)**	(18.6)	(41.4)
	Provisions for liabilities and charges	**(8.3)**	(11.5)	(10.7)
		148.9	160.3	143.5
By geographical destination				
Turnover:	United Kingdom – continuing operations	**192.8**	201.2	412.4
	United Kingdom – discontinued operations	–	19.0	31.2
	Rest of Europe	**102.6**	93.3	209.8
	North America	**57.6**	74.5	147.9
	Japan	**4.2**	3.6	8.6
	Rest of World	**24.1**	23.4	45.2
		381.3	415.0	855.1

1 **Segmental analysis** continued		6 MONTHS TO 30.9.2001 (UNAUDITED) £M	6 MONTHS TO 30.9.2000 (UNAUDITED) (AS RESTATED) £M	YEAR TO 31.3.2001 (AUDITED[6]) (AS RESTATED) £M
By geographical origin				
Turnover:	United Kingdom – continuing operations	**199.7**	207.8	426.0
	United Kingdom – discontinued operations	**–**	19.0	31.2
	Rest of Europe	**100.5**	91.2	203.6
	North America	**57.9**	74.7	148.7
	Japan	**4.2**	3.6	8.6
	Rest of World	**19.0**	18.7	37.0
		381.3	415.0	855.1
Operating profit:	United Kingdom – continuing operations	**62.8**	65.2	136.2
	United Kingdom – discontinued operations	**–**	(0.4)	–
	Rest of Europe	**17.7**	15.4	38.5
	North America	**8.5**	13.5	26.4
	Japan	**(2.8)**	(3.2)	(6.3)
	Rest of World	**(0.2)**	0.7	1.8
	Contribution	**86.0**	91.2	196.6
	Groupwide process costs	**(34.4)**	(34.1)	(65.7)
	Amortisation of goodwill – Allied (North America)	**(6.0)**	(5.7)	(11.6)
		45.6	51.4	119.3
By geographical location				
Net assets:	United Kingdom – continuing operations	**229.6**	216.8	220.1
	United Kingdom – discontinued operations	**–**	19.0	5.9
	Rest of Europe	**66.4**	49.3	54.4
	North America	**32.6**	34.9	38.1
	Japan	**4.0**	4.0	3.1
	Rest of World	**27.5**	25.6	25.8
	Net operating assets	**360.1**	349.6	347.4
	Net debt	**(91.3)**	(106.2)	(75.5)
	Unallocated net assets	**148.9**	160.3	143.5
		417.7	403.7	415.4

The United Kingdom segment includes the discontinued operations of Pact for the six months to 30 September 2000 and for the year to 31 March 2001. All other segments relate entirely to continuing operations.

Notes to the interim report continued

2 Taxation on the profit of the Group	6 MONTHS TO 30.9.2001 (UNAUDITED) £M	6 MONTHS TO 30.9.2000 (UNAUDITED) (AS RESTATED) £M	YEAR TO 31.3.2001 (AUDITED[6]) (AS RESTATED) £M
United Kingdom taxation	**13.7**	11.2	25.7
Overseas taxation	**0.9**	4.6	8.9
	14.6	15.8	34.6

3 Earnings per share	6 MONTHS TO 30.9.2001 (UNAUDITED) £M	6 MONTHS TO 30.9.2000 (UNAUDITED) (AS RESTATED) £M	YEAR TO 31.3.2001 (AUDITED[6]) (AS RESTATED) £M
Profit on ordinary activities after taxation	**29.0**	32.0	71.0
Exceptional loss on closure	**–**	–	6.9
Tax on exceptional loss on closure	**–**	–	(1.8)
Amortisation of goodwill (excluding tax effect)	**6.0**	5.7	11.6
Profit on ordinary activities after taxation and before amortisation of goodwill and exceptional loss	**35.0**	37.7	87.7
Weighted average number of shares	**433.8m**	432.6m	433.1m
Basic earnings per share			
Before amortisation of goodwill and exceptional loss	**8.1p**	8.7p	20.2p
After amortisation of goodwill and exceptional loss	**6.7p**	7.4p	16.4p

4 Interim dividend

The timetable for the payment of the interim dividend is:

Ex-dividend date	12 December 2001
Dividend record date	14 December 2001
Dividend payment date	22 January 2002

5 Acquisition

On 28 September 2001, the Group purchased part of the business and certain assets of Jacob Hatteland Supply AS, a company registered in Norway, for a cash consideration of £0.8m. Goodwill amounting to £0.8m has been capitalised and will be amortised on a straight line basis over its estimated useful life.

RS Components AS (Norway) commenced business with effect from 1 October 2001.

6 Audited figures for the year ended 31 March 2001

The figures for the year to 31 March 2001 are based on the audited financial statements for that year, adjusted for the effects of FRS 19 (Note 9).

7 Reconciliation of movements in shareholders' funds	NOTE	6 MONTHS TO 30.9.2001 (UNAUDITED) £M	6 MONTHS TO 30.9.2000 (UNAUDITED) (AS RESTATED) £M	YEAR TO 31.3.2001 (AUDITED[6]) (AS RESTATED) £M
Profit for the period		**29.0**	32.0	71.0
Dividends		**(21.3)**	(18.6)	(59.8)
Retained profit for the period		**7.7**	13.4	11.2
Write back of goodwill on closure		**–**	–	1.0
Translation differences		**(7.4)**	12.0	24.4
New share capital subscribed		**2.0**	3.3	3.8
Net addition to equity		**2.3**	28.7	40.4
Equity shareholders' funds at the beginning of the period as originally stated		**416.5**	374.5	374.5
Prior year adjustment: implementation of FRS19	9	**(1.1)**	0.5	0.5
Equity shareholders' funds at the beginning of the period		**415.4**	375.0	375.0
Equity shareholders' funds at the end of the period		**417.7**	403.7	415.4

8 Reconciliation of net cash flow to movement in net debt	6 MONTHS TO 30.9.2001 (UNAUDITED) £M	6 MONTHS TO 30.9.2000 (UNAUDITED) (AS RESTATED) £M	YEAR TO 31.3.2001 (AUDITED[6]) (AS RESTATED) £M
(Decrease) increase in cash	**(3.0)**	0.1	(0.3)
Management of liquid resources	**(6.7)**	(19.5)	(18.2)
Financing – loans	**(7.7)**	16.3	46.6
Change in net debt relating to cash flows	**(17.4)**	(3.1)	28.1
Translation differences – net debt	**1.6**	(7.3)	(7.8)
Movement in net debt for the period	**(15.8)**	(10.4)	20.3
Net debt at the beginning of the period	**(75.5)**	(95.8)	(95.8)
Net debt at the end of the period	**(91.3)**	(106.2)	(75.5)
Net debt at the end of the period comprises:			
Cash at bank and in hand	**8.4**	9.8	10.6
Overdrafts	**(1.0)**	(0.6)	(0.4)
Current instalments of loans	**(28.6)**	(34.9)	(23.4)
Loans repayable after more than one year	**(70.1)**	(85.6)	(69.0)
Current asset investments	**–**	5.1	6.7
	(91.3)	(106.2)	(75.5)

Notes to the interim report continued

9 Prior year adjustment: implementation of FRS19

The Group has adopted FRS19 *Deferred tax* in the current year. This standard requires companies to change from a policy of partial provision for deferred tax to full provision, and states that a prior year adjustment should be made in the first year of application to reflect this change in accounting policy.

The effect of the change in accounting policy has been to increase the taxation charge in the current and prior periods as set out below:

	6 MONTHS TO 30.9.2001 £M	6 MONTHS TO 30.9.2000 £M	YEAR TO 31.3.2001 £M
Taxation on profit on ordinary activities: overseas taxation	**(0.8)**	(0.8)	(1.6)
Profit for the period	**(0.8)**	(0.8)	(1.6)

The adjustments to the provisions for liabilities and charges at 30 September 2000 and at 31 March 2001 are as follows:	30.9.2000 £M	31.3.2001 £M
Provision for deferred taxation	(0.3)	(1.1)
Equity shareholders' funds	(0.3)	(1.1)

10 Principal exchange rates	6 MONTHS TO 30.9.2001	6 MONTHS TO 30.9.2000	YEAR TO 31.3.2001
Average for the period			
US Dollar	**1.43**	1.51	1.48
Euro	**1.63**	1.64	1.63
Japanese Yen	**175**	162	164
Australian Dollar	**2.83**	2.61	2.68
	30.9.2001	30.9.2000	31.3.2001
Period end			
US Dollar	**1.47**	1.48	1.42
Euro	**1.61**	1.68	1.61
Japanese Yen	**175**	160	178
Australian Dollar	**2.98**	2.73	2.91

11 Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with applicable accounting standards, using the accounting policies set out in the Annual Report for the year ended 31 March 2001, except for the adoption in the period of FRS19 *Deferred tax*.

The financial information included in this document does not comprise statutory accounts within the meaning of Section 240 of Companies Act 1985. The statutory accounts for the year to 31 March 2001 have been filed with the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985. The interim financial information is unaudited but has been subject to a limited review by KPMG Audit Plc.

Independent review report by KPMG Audit Plc to Electrocomponents plc

Introduction

We have been instructed by the Company to review the financial information set out on pages 9 to 16 and we have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: *Review of interim financial information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2001.

KPMG Audit Plc
Chartered Accountants
London
7 November 2001

Designed and produced by Pauffley, London Typeset by Generator Limited, London Printed in England by Royle Corporate Print, London

Electrocomponents plc
International Management Centre
5000 Oxford Business Park South
Oxford OX4 2BH
United Kingdom
T: (44) (0) 1865 204000
F: (44) (0) 1865 207400
www.electrocomponents.com

Interim Statement
07/11/2001

Electrocomponents plc, the major electronic, electrical and industrial supplies distribution Group, today announces its results for the half-year ended 30 September 2001.

The highlights of the Group compared to the first half of last year are as follows:

Sales of continuing operations	£381.3m	Down	3.7%
Operating profit of continuing operations*	£51.6m	Down	10.3%
Profit before tax*	£49.6m	Down	7.3%
Earnings per share**	8.1p	Down	6.9%
Dividend per share	4.90p	Up	15.3%
Net debt	£91.3m	Lower by	£14.9m

* Before amortisation of goodwill arising from the Allied acquisition.
*After restatement of prior year for application of FRS19.

Commenting on the results, Mr Bob Lawson, the Chairman said:

Management actions taken on costs, gross margin and working capital will have their full impact on the second half, which is normally stronger in terms of sales and profits. It is too early to judge the full impact of recent events on the second half as a whole, but given the volatility of sales that we have experienced over the past two months and the weak economies in our major markets, we anticipate trading to remain difficult over the short term.

Our businesses are well positioned to respond rapidly if the cyclical recovery is brought forward by the stimulus from lower interest rates and other actions to support economic growth.

I remain very confident about the medium and long-term growth prospects of the Group.

Bob Lawson
7 November 2001

Enquiries:

Bob Lawson, Chairman	Electrocomponents plc	0207 567 8000*
Ian Mason, Chief Executive	Electrocomponents plc	0207 567 8000*
Jeff Hewitt, Deputy Chairman / Finance Director	Electrocomponents plc	0207 567 8000*
Diana Soltmann / Andy Berry	Flagship Consulting Ltd	0207 299 1500

* Available to 15:00 on 7 November, thereafter 01865 204000.

The results and analyst presentation are published on the Corporate website at http://www.electrocomponents.com.

Click here to download the full Interim Results.

Click here to download Adobe Acrobat Reader.

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 647788

Company name in full ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	11	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	346		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	4.50		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MR JAVIER CANSECO Address CTRA, HUMERA, 50 CH.4 28223 POZUELO DE ALARCON, MADRID, SPAIN UK Postcode	Class of shares allotted ORDINARY	Number allotted 346
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22 JANUARY 2002

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

C. COX, ELECTROCOMPONENTS PLC
5000 OXFORD BUSINESS PARK SOUTH
OXFORD OX4 2BH Tel 01865 207492
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 647788

Company name in full ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	11	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3849		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: MR SOREN HENRIKSEN Address: SKT PAULS KIRKEPLADS 15 DK 8000 AARHUS, DENMARK UK Postcode	ORDINARY	231
Name: KNUD HENNING SORENSEN Address: STATIONSVEJ 51, 8410 RONDE DENMARK UK Postcode	ORDINARY	77
Name: FRAU ANJA GEBHARD Address: FRIEDRICH EBERT STR 27A, 67549 WORMS GERMANY UK Postcode	ORDINARY	293
Name: RBSTB NOMINEES LTD Address: PTCP ID IXXFH ONE CANADA SQUARE, LONDON UK Postcode E14 5AL	ORDINARY	3248
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 26/11/2001

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CHLOË COX, ELECTROCOMPONENTS PLC,
IMC, 5000 OXFORD BUSINESS PARK SOUTH,
OXFORD OX4 2BH Tel 01865 207492.
DX number DX exchange

ANS: 787449

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Holding in Company
Released	15:41 16 Nov 2001
RNS Number	2823N

Full Announcement Text

NOTIFICATION OF CHANGE IN SHAREHOLDING OF SUBSTANTIAL SHAREHOLDERS

The Company was informed today that the Zurich Financial Services Group interest in the shares of the Company has fallen below 3.0% and that they therefore no longer hold a notifiable interest in the share capital of the Company.

Carmelina Carfora

Group Company Secretary

16 November 2001

END

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 647788

Company name in full ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	11	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	11500		
Nominal value of each share	10P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name DAVID SCOTT	Class of shares allotted	Number allotted
Address 38 VETCHFIELD, ORTON BRIMBLES, PETERBOROUGH	ORDINARY	11,500
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17/12/01

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

C. COX, ELECTROCOMPONENTS PLC
5000 OXFORD BUSINESS PARK SOUTH, OXFORD
OX4 2BH Tel 01865 207492
DX number DX exchange

ELECTROCOMPONENTS PLC

INTERNATIONAL MANAGEMENT CENTRE
5000 OXFORD BUSINESS PARK SOUTH
OXFORD OX4 2BH
UNITED KINGDOM

TELEPHONE: +44 (0)1865 204000 FAX: +44 (0)1865 207400

22nd November 2001

Company Announcements Office
London Stock Exchange
Old Broad Street
London EC2N 1HP

By Courier

Dear Sirs,

Interim Report and Accounts for the half year ended 30th September 2001

AVS Number: 181465

Please find enclosed three copies of the Interim Report and Accounts 2000/2001 issued to shareholders on 23rd November 2001.

Yours faithfully,

Chloë Cox
Senior Company Secretarial Assistant

REGISTERED OFFICE AS ABOVE
REGISTERED IN ENGLAND NO: 647788

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	647788
Company name in full	ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	11	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10000		
Nominal value of each share	10P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name APOLLO NOMINEES LIMITED	Class of shares allotted	Number allotted
Address CREST ACCOUNT: 002 DEP	ORDINARY	10,000
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 7/1/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

C COX, ELECTROCOMPONENTS PLC
5000 OXFORD BUSINESS PARK SOUTH, OXFORD
OX4 2BH Tel 01865 207492
DX number DX exchange

Electrocomponents - Price Monitoring Extension

RNS Number:0249O
Electrocomponents PLC
30 November 2001

A Price Monitoring Extension has been activated in this security.

END

PMEFDAFMSSFSEDF

Website Fundamentals Share Price

Electrocomponents - Second Price Monitoring Extn

RNS Number:0265O
Electrocomponents PLC
30 November 2001

A second Price Monitoring Extension has been activated in this security.

END

APMQBLFXFFBZFBX

AVS: 885593

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Holding in Company
Released	16:32 30 Nov 2001
RNS Number	0227O

Full Announcement Text

Electrocomponents plc

Notification of change in shareholding of substantial shareholder

The Company received notification today (30th November 2001) in accordance with the Companies Act 1985 (as amended) that Schroder Investment Management Limited and their subsidiary and affiliated companies have a notifiable interest in 47,789,566 Ordinary Shares of 10p each of the Company ("Shares") which represents 10.992% of the total issued share capital of the Company.

The Company is informed that the Shares to which this notification relates are registered as follows:

Registered Holder	Shares
Schroder Nominees Limited	17,513,186
Other Nominees	17,191,933
Various Nominees of Schroder Investment Management North America Limited	1,381,361
Various Nominees of Schroder Investment Management North America Inc	7,190,661
Chase Nominees Limited	4,512,425

These interests are as an investment manager or as an operator of an authorised unit trust rather than as a beneficial owner.

Carmelina Carfora

Group Company Secretary

30th November 2001

ANS: 589721

02 JUL 30 AM 9:47

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Sector Re-classification
Released	10:04 04 Dec 2001
RNS Number	1309O

Full Announcement Text

Electrocomponents plc

Sector Re-classificiation

Electrocomponents is pleased to announce that it will be re-classified into Business Support Services (581) with effect from after the close of business on 31st December 2001. Electrocomponents are currently classified within the Distributors Sector.

Carmelina Carfora

Group Company Secretary

4 December 2001

END

AVS: 810201

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Holding in Company
Released	14:45 06 Dec 2001
RNS Number	2986O

Full Announcement Text

NOTIFICATION OF CHANGE IN SHAREHOLDING OF SUBSTANTIAL SHAREHOLDERS

The Company received notification on 6 December 2001 in accordance with the Companies Act 1985 (as amended) that CGNU plc and Morley Fund Management (a subsidiary of CGNU plc) have a notifiable interest in 13,124,871 ordinary shares of 10p each of the Company ("shares") which represents 3.02% of the total issued share capital of the Company.

The Company is informed that the shares to which this notification relates are registered as follows:

Registered Holders	Number Of Shares Held
BNY Norwich Union Nominees Ltd	3,911,095
BT Globenet Nominees Ltd	8,700
Chase GA Group Nominees Ltd	5,615,629
CUIM Nominees Ltd	3,544,527
RBSTB Nominees Ltd	44,920

CARMELINA CARFORA

Group Company Secretary

6 December 2001

END

AUS: 514329

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Holding in Company
Released	17:32 10 Dec 2001
RNS Number	4670O

Full Announcement Text

Electrocomponents plc

Notification of Material Interest

The Company has today received a notification from M&G Investment Management Limited, pursuant to sections 198 – 202 of the Companies Acts, of its interests in the Ordinary Shares of 10p each ('Shares') in the Company. The notification reflects recent changes within M&G Investment Management Limited, and includes the notifiable interests held by Prudential plc's subsidiary company, The Prudential Assurance Company Limited.

The Company was informed that the notifiable interests of Prudential Plc are as follows:

PRUDENTIAL PLC - total notifiable interest 22,903,281, % of Ordinary Share Capital 5.26%

Registered Holders:

M&G (Lombard St) Noms FPE	62,041
MAGIM HSBC GIS NOM (UK) SALI	52,599
PACS Global Equities (UK)	9,340
PRUCLT HSBC GIS NOM (UK) PAC AC	20,234,560
PRUCLT HSBC GIS NOM (UK) PPL AC	1,419,868
PRUCLT HSBC GIS NOM (UK) SAL AC	5,685
Prudential Holborn Pensions LD	2,386
Prudential UK Index Tracker TS	1,834
Prudential World Value Fund	58,620
ROY Nominees 578079	57,508
ROY Noms Ltd 578052	28,052
ROY Noms Ltd 578141	163,688
ROY Noms Ltd 578192	807,100

The Company was informed that the notifiable interests of the Prudential Assurance Company Limited are as follows:

THE PRUDENTIAL ASSURANCE COMPANY LIMITED - total notifiable interest 21,722,052, % of Ordinary Share Capital 4.99% which is a drop from their previous holding of 5.12% of the Ordinary Share Capital.

Registered Holders:

MAGIM HSBC GIS NOM (UK) SALI	52,599
PACS Global Equities (UK)	9,340
PRUCLT HSBC GIS NOM (UK) PAC AC	20,234,560
PRUCLT HSBC GIS NOM (UK) PPL AC	1,419,868
PRUCLT HSBC GIS NOM (UK) SAL AC	5,685

IT SHOULD BE NOTED THAT THE INTEREST OF THE PRUDENTIAL ASSURANCE COMPANY LIMITED IS INCLUDED IN, AND IS NOT ADDITIONAL TO, THAT OF PRUDENTIAL PLC.

END

Companies House
— for the record —

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 647788

Company name in full ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10	12	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	62300	47100	1550
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	165.6p	306.1p	471.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: MARK ROWLAND GILLESPIE ESQ Address: 23 KELTHORPE CLOSE KETTON STAMFORD LINCS UK Postcode: PE9 3RS	ORDINARY	1,550
Name: THOMAS JAMES ANDERSON ESQ Address: SPINNERS INGLE KENNELL HILL, SHARNBROOK, BEDFORD UK Postcode: MK44 1PS	ORDINARY	109,400
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 7/1/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

C. COX, ELECTROCOMPONENTS PLC
5000 OXFORD BUSINESS PARK SOUTH,
OXFORD OX4 2RH Tel 01865 207492.
DX number DX exchange

AVS: 218457

02 JUL 30 AM 9:

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Holding in Company
Released	12:03 14 Dec 2001
RNS Number	7168O

Full Announcement Text

NOTIFICATION OF CHANGE IN SHAREHOLDING OF SUBSTANTIAL SHAREHOLDERS

The Company was informed today that CGNU plc's and Morley Fund Management's (a subsidiary of CGNU plc) interest in the shares of the Company has fallen below 3.0% and that they therefore no longer hold a notifiable interest in the share capital of the Company.

Carmelina Carfora

Group Company Secretary

14 December 2001

END

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	647788
Company name in full	ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	12	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	900	2000	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	165.6	306.1	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: GRAHAM JOHN CHARLES ESQ Address: BRIARS BANK FOSTERS BRIDGE, KETTON, STAMFORD UK Postcode PE9 3UU	Class of shares allotted: ORDINARY	Number allotted: 2,900
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 7/1/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

C. COX, ELECTROCOMPONENTS PLC
5000 OXFORD BUSINESS PARK SOUTH,
OXFORD OX4 2BH Tel 01865 207492
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
Return of Allotment of Shares

Company Number 647788

Company name in full ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
	Day Month Year	Day Month Year
	21 12 2001	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	5150	11550	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	471.5	460.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name DAVID SCOTT ESQ Address 38 VETCHFIELD ORTON BRIMBLES, PETERBOROUGH UK Postcode PE2 5FH	Class of shares allotted ORDINARY	Number allotted 16,700
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 7/1/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

C. COX, ELECTROCOMPONENTS PLC
5000 OXFORD BUSINESS PARK SOUTH,
OXFORD OX4 2BH Tel 01865 207492
DX number DX exchange

ANS: 438 937

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Holding in Company
Released	11:26 24 Dec 2001
RNS Number	1920P

Full Announcement Text

NOTIFICATION OF CHANGE IN SHAREHOLDING OF SUBSTANTIAL SHAREHOLDERS

The Company received notification 24 December 2001 in accordance with the Companies Act 1985 (as amended) that CGNU plc and Morley Fund Management (a subsidiary of CGNU plc) have a notifiable interest in 13, 292, 033 ordinary shares of 10p each of the Company ("shares") which represents 3.06% of the total issued share capital of the Company.

The Company is informed that the shares to which this notification relates are registered as follows:

Registered Holders	Number Of Shares Held
BNY Norwich Union Nominees Ltd	3, 801, 095
BT Globenet Nominees Ltd	8, 700
Chase GA Group Nominees Ltd	5, 892, 791
CUIM Nominees Ltd	3, 544, 527
RBSTB Nominees Ltd	44, 920

CARMELINA CARFORA

Group Company Secretary

24 December 2001

END

AVS: 143065

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Holding in Company
Released	14:05 07 Jan 2002
RNS Number	5736P

Full Announcement Text

Electrocomponents plc

Notification of Material Interest

The Company has today received a notification from M&G Investment Management Limited, pursuant to sections 198 – 202 of the Companies Acts, of its interests in the Ordinary Shares of 10p each ('Shares') in the Company. The notification reflects recent changes within M&G Investment Management Limited, and includes the notifiable interests held by Prudential plc's subsidiary company, The Prudential Assurance Company Limited.

The Company was informed that the notifiable interests of Prudential Plc are as follows:

PRUDENTIAL PLC - total notifiable interest 21,497,665, % of Ordinary Share Capital 4.94%

Registered Holders:

M&G (Lombard St) Noms FPE	61,416
MAGIM HSBC GIS NOM (UK) SALI	52,599
PACS Global Equities (UK)	9,340
PRUCLT HSBC GIS NOM (UK) PAC AC	18,844,240
PRUCLT HSBC GIS NOM (UK) PPL AC	1,424,647
PRUCLT HSBC GIS NOM (UK) SAL AC	5,685
Prudential Holborn Pensions LD	2,386
Prudential UK Index Tracker TS	1,834
Prudential World Value Fund	58,620
ROY Nominees 578079	57,508
ROY Noms Ltd 578052	28,052
ROY Noms Ltd 578141	163,688
ROY Noms Ltd 578192	787,650

The Company was informed that the notifiable interests of the Prudential Assurance

AVS: 847193

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Share Option Scheme
Released	14:11 09 Jan 2002
RNS Number	7248P

Full Announcement Text

ELECTROCOMPONENTS PLC " the Company"

Electrocomponents Savings Related Share Option Scheme (the " Scheme")

Electrocomponents announces the following:

The Company has been informed on 9 January 2002 that options to buy shares granted under the terms of the Scheme, as detailed below, have lapsed as from 9 January 2002.

Mr I Mason (Group Chief Executive), lapsed an option to buy 3,189 shares at an option price of 529.0p granted on 7 July 2000.

Mr R B Butler (Chief Process Officer), lapsed an option to buy 732 shares at an option price of 529.0p granted on 7 July 2000 and an option to buy 1,146 shares at an option price of 507p, granted on 4 July 2001.

It is the intention of Messrs Mason and Butler on receipt of proceeds from the lapsed options to acquire shares in the market and participate in a new grant of options under the Scheme which will be the subject of a further announcement.

CARMELINA CARFORA
Group Company Secretary

9 January 2002

END

ANS: 067673

Announcement Details

Company	Electrocomponents PLC
TIDM	ECM
Headline	Share Option Scheme
Released	15:10 15 Jan 2002
RNS Number	0025Q

Full Announcement Text

ELECTROCOMPONENTS PLC " the Company"

Electrocomponents Savings Related Share Option Scheme (the " Scheme")

Electrocomponents announces the following:

On 15 January 2002, the Board of Directors approved the grant of options over Electrocomponents 10p ordinary shares under the terms of the Scheme, as detailed below.

Mr I Mason (Group Chief Executive), was granted options to buy 3,912 shares at an option price of 423.0p. The options are due to mature on 1 March 2007.

Mr R B Butler (Chief Process Officer), was granted options to buy 2,245 shares at an option price of 423.0p. The options are due to mature on 1 March 2005.

CARMELINA CARFORA
Group Company Secretary
15 January 2002

END

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 647788

Company name in full ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	01	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1550		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	471.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name COLM O'CONNELL	Class of shares allotted	Number allotted
Address 9 SANDYFORDHALL COURT	ORDINARY	1,550
LEOPARDSTOWN, DUBLIN 18, IRELAND		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4 FEBRUARY 2002

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

C. COX, ELECTROCOMPONENTS PLC
5000 OXFORD BUSINESS PARK SOUTH
OXFORD OX4 2BH Tel 01865207492.
DX number DX exchange

ANS: 945337

RNS Full Text Announcement

Company	Electrocomponents PLC
TIDM	ECM
Headline	Support Services Meeting
Released	07:00 22 Jan 2002
RNS Number	2873Q

Embargoed until 7.00am
22 January 2002

Electrocomponents Management Meeting with Investors and Analysts on 22 January 2002 at 10.30 am

Electrocomponents announces that it is holding a meeting with investors and analysts this morning at 10.30am at its Nuneaton warehouse site. As Electrocomponents has recently joined the Support Services Sector, the main purpose of the meeting is to introduce the Group to investors and analysts that have concentrated on this sector. The meeting will comprise an overview of the Group's strategy and progress on its implementation by representatives of the management team.

The presentations will cover material largely in the public domain and no price sensitive information will be released.

The presentation material will be available on the corporate website (www.electrocomponents.com) for other interested parties.

Contact:

Ian Mason	Group Chief Executive	Office 01865 204000
Jeff Hewitt	Deputy Chairman / Finance Director	Office 01865 204000

END

AVS: 649465

RNS Full Text Announcement

Company	Electrocomponents PLC
TIDM	ECM
Headline	Share Option Scheme
Released	14:21 25 Jan 2002
RNS Number	5312Q

ELECTROCOMPONENTS PLC "the Company"

Electrocomponents Savings Related Share Option Scheme (the "Scheme")

Electrocomponents announces the following:

On 25 January 2002 Mr I Mason (Group Chief Executive) bought 828 Electrocomponents 10p ordinary shares at a price of 489.0p and Mr R B Butler (Chief Process Officer) bought 503 Electrocomponents 10p ordinary shares at a price of 489.0p. Both purchases were paid for with contributions recently refunded under the terms of the Electrocomponents Savings Related Share Option Scheme.

Following these transactions, Mr Mason holds 18,815 shares and Mr Butler holds 16,928 shares.

CARMELINA CARFORA

Group Company Secretary

25 January 2002

END

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 647788

Company name in full ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	25	01	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3750		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	460.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MR GRAHAM CHARLES Address BRIARS BANK, FOSTERS BRIDGE KETTON, STAMFORD PE9 3UU UK Postcode	Class of shares allotted ORDINARY	Number allotted 3,750
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 21/02/2002

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

C. COX, ELECTROCOMPONENTS PLC
5000 OXFORD BUSINESS PARK SOUTH
OXFORD OX4 2BH Tel 01865 207492
DX number DX exchange

5

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
London Stock Exchange
Old Broad Street
London
EC2N 1HP
Tel: (0171 797 1000)

AVS No: 869945

Please ensure the entries on this return are typed

1.	Name of company	ELECTROCOMPONENTS PLC
2.	Name of scheme	INTERNATIONAL SAVINGS RELATED SHARE OPTION SCHEME.
3.	Period of return:	From 1.8.01 To 31.1.02.
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period:	195,849
5.	Number of shares issued/allotted under scheme during period:	47,975
6.	Balance under scheme not yet issued/allotted at end of period:	147,874
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	500,000 ORDINARY SHARES OF 10p EACH RA/ELECTROCOMPONENTS/00003/0002.

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

434,879,687

Contact for queries: Address:

Name: PAUL FULLER

Telephone: 01536 209052.

Person making return

Name: CARMELINA CARFORA

Position: GROUP COMPANY SECRETARY

Signature:

5

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
London Stock Exchange
Old Broad Street
London
EC2N 1HP
Tel: (0171 797 1000)

AVS No: 869945

Please ensure the entries on this return are typed

1.	Name of company	ELECTROCOMPONENTS PLC
2.	Name of scheme	SAVINGS RELATED SHARE OPTION SCHEME
3.	Period of return:	From 1.8.01 To 31.1.02.
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period:	484,989
5.	Number of shares issued/allotted under scheme during period:	345,984
6.	Balance under scheme not yet issued/allotted at end of period:	139,005
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	1,000,000 ORDINARY SHARES OF 10p RA/ELECTROCOMPONENTS/00004/0001

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

434,879,687

Contact for queries: Address:

Name: PAUL FULLER

Telephone: 01536 209052.

Person making return

Name: CARMELINA CARFORA

Position: GROUP COMPANY SECRETARY

Signature: [signature]

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
London Stock Exchange
Old Broad Street
London
EC2N 1HP
Tel: (0171 797 1000)

AVS No: 869945

Please ensure the entries on this return are typed

1.	Name of company	ELECTROCOMPONENTS PLC
2.	Name of scheme	1988 EXECUTIVE SHARE OPTION SCHEME.
3.	Period of return:	From 1.8.01 To 31.1.02
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period:	908,131
5.	Number of shares issued/allotted under scheme during period:	181,970
6.	Balance under scheme not yet issued/allotted at end of period:	726,161
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	1,000,000 ORDINARY SHARES OF 10P EACH RA/ELECTROCOMPONENTS/00004/0001

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

434,879,687

Contact for queries: Address:

Name: PAUL FULLER

Telephone: 01536 209052.

Person making return

Name: CARMELINA CARFORA.

Position: GROUP COMPANY SECRETARY

Signature:

5

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
London Stock Exchange
Old Broad Street
London
EC2N 1HP
Tel: (0171 797 1000)

AVS No: 869945

Please ensure the entries on this return are typed

1.	Name of company	ELECTROCOMPONENTS PLC
2.	Name of scheme	EXECUTIVE SHARE OPTION SCHEME
3.	Period of return:	From 1.8.01 To 31.1.02.
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period:	111,558
5.	Number of shares issued/allotted under scheme during period:	0
6.	Balance under scheme not yet issued/allotted at end of period:	111,558
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	1,175,000 ORDINARY SHARES OF 10p EACH. 91 / 1334(a)

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

434,879,687

Contact for queries:

Address:

Name: PAUL FULLER

Telephone: 01536 209052.

Person making return

Name: CARMELINA CARFORA.

Position: GROUP COMPANY SECRETARY.

Signature:

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 647788

Company name in full ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	02	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	3331	3429	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	£3.14	£1.93	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MR JOSE LUIS BONILLA JIMENEZ	Class of shares allotted	Number allotted
Address: C/ACADEMIA 18, URB CANTON 3, LAS ROZAS, 28230 MADRID, SPAIN	ORDINARY	3,331
UK Postcode		
Name: MR COLIN ROSE	Class of shares allotted	Number allotted
Address: 119 COTTENHAM ROAD, HISTON, CAMBRIDGE	ORDINARY	3,429
UK Postcode CB4 9ET		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 7 MARCH 2002

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

C. COX ELECTROCOMPONENTS PLC
5000 OXFORD BUSINESS PARK SOUTH
OXFORD OX4 2BH Tel 01865 207492
DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	647788
Company name in full	ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	02	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1550		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	471.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MR DAVID BENNETT Address 69 WINDMERE ROAD KETTERING, NORTHANTS UK Postcode NN1 6 8UF	Class of shares allotted ORDINARY	Number allotted 1,550
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 7 MARCH 2002

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

C. COX, ELECTROCOMPONENTS PLC
5000 OXFORD BUSINESS PARK SOUTH
OXFORD OX4 2BH Tel 01865 207492.
DX number DX exchange

RS Components First To Market With Free e-Procurement
20/02/2002

RS Breaks The Rules Of Expensive e-Procurement By Developing A Free Application To Strengthen Its Customer Relationships

20th February 2002: Electrocomponents plc (LSE:ECM) today unveils a strategic first - a new service to improve purchasing efficiency and control whilst delivering immediate cost savings for customers of its Internet Trading Channel -- rswww.com.

PurchasingManager™

Trademarked RS PurchasingManager'™, the free service provides an application which is easily configured to meet the needs of the purchasing professional at each of RS' customer organisations. PurchasingManagerä allows an unlimited number of people inside an organisation to be empowered to place orders as and when they need things, thus freeing up purchasing's time to do other more valuable tasks. But importantly for people whose job it is to control expenditure and report on cost centres, PurchasingManager™ will ask for authorisation if individual or departmental spending levels are exceeded, as well as provide company-wide reports for analysis and even prevent people changing delivery addresses. In short, it provides the benefits of an e-procurement package without the cost.

"We developed this application ourselves on the back of a year's consultation with our clients because we found that existing purchasing software couldn't be adapted easily to mirror the way people like to work. We simplified the workflow and approval process to make it relevant to ordering low value items. Small things like changing the language used to reflect a company's existing internal vocabulary have proved culturally invaluable in getting people to accept a new way of purchasing online," said Rob Fifield, Ecommerce Project Manager.

Summary of PurchasingManager™ Benefits:

- *It gives Purchasing departments the controls to allow end users to place their own orders*
- Provides total visibility for online transactions
- Dramatically reduces paperwork through online ordering
- Reduces invoice matching through a consolidated monthly summary (UK only at present)
- Improves accuracy by automatically highlighting errors and allowing customers to personalise the terminology themselves to mirror their own internal descriptions
- Intuitive for end-users to ensure they will adopt the system

In summary, it provides Controls, Workflow and Reports.

PurchasingManager™ is a stand alone e-procurement package, hosted by RS for the sale of RS products. It provides the majority of e-procurement benefits without the need to be integrated into a company's existing computer system.

Rewriting the Rules

In developing its own software, RS has rewritten the rules whereby only large companies could afford to invest millions of pounds buying and integrating largely unproven e-procurement packages. Instead of the long planning and implementation cycle attributed to the introduction of e-procurement, PurchasingManagerä takes only minutes to start using and returning benefits. The most tangible of these is limiting off-contract spending and reducing errors, as well as streamlining the process to cut out paperwork, originally viewed as the major benefit of an e-procurement package but proving harder to quantify in practice. Because PurchasingManagerä is free, any size of company can use it to prove the benefits of online purchasing, and in the current economic climate it's a logical first step.

Customers can create a culture of e-commerce and discover the benefits and obstacles their own organisation presents in a move to e-procurement before embarking on the complex business of specifying a system to a supplier. PurchasingManagerä is as simple or as complex as it needs to be to suit any size of organisation with logical layering of reporting at the organisational, departmental and individual level.

e-Commerce Adoption

Chief Executive of Electrocomponents plc, adding, "Customers learn with us and if they later move to a full blown e-procurement package, they will stay with RS using our advanced 'punch-out' capability which still gives them access to all of the functionality on the Internet Trading Channel without forgoing any of the purchasing controls."

RS has over 300,000 product entries for maintenance, operations and repair products (MRO) across 10 countries in Europe in 7 languages through its network of Internet Trading Channels. PurchasingManager™ is a web-based application which means it is available across Europe simultaneously, hosted by RS but with confidential information specific to each customer once they have logged in.

Customer reaction to the pilot stage has been enthusiastic with pilots completed successfully in the UK, France, Germany and Italy.

Please visit the link below if you would like to take a tour of PurchasingManager™:

http://rswww.com/PurchasingManagerTour

About Electrocomponents

Electrocomponents plc is listed on the London Stock Exchange in the Support Services sector and is a FTSE100 constituent. It is the leading high service industrial components distributor in the world supplying circa 1.5 million customers with 300,000 products from 3000 suppliers. Electrocomponents' growth has been organic with the strategic thrust of the last decade being to roll out the RS business model internationally. In July 1999, an electronics components distributor, (Allied), was acquired in the United States to make the group the only truly global high service distributor.

RS PurchasingManager™ is a trademark of Electrocomponents plc. Patent pending.

For further information please contact Gnash Communications:
Narda Shirley or Elsa Weill
narda@gnash.co.uk, elsa@gnash.co.uk
Mobile: 07770 888318
Office: 0207 313 4770

Companies House
— for the record —

02 JUL 30

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 647788

Company name in full ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 8	0 3	2 0 0 2			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	26400		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	306.1p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MR DAVID SCOTT	Class of shares allotted	Number allotted
Address 38 VETCHFIELD, ORTON BRIMBLES	ORDINARY	26,400
PETERBOROUGH		
UK Postcode PE2 5FH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19 MARCH 2002

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

RNS Full Text Announcement

Company	Electrocomponents PLC
TIDM	ECM
Headline	Trading Statement
Released	07:00 14 Mar 2002
RNS Number	9460S

Embargoed until 7.00am

14 March 2002

Electrocomponents plc
Trading Update

Ahead of forthcoming meetings with investors and analysts we are updating the market on recent trading.

The Board anticipates that our profit before tax and goodwill amortisation for the year ended 31 March 2002 will be around £105m.

Since we announced our interim results in November, our markets have continued to be depressed. In December and January, extended shutdowns of our customers' businesses, particularly in the United Kingdom and continental Europe, reduced our sales. Our overall daily sales rate has, however, now recovered to the levels of last autumn.

We have continued to manage our gross margin and cost base effectively, and our cash flow is strong. We have also maintained our investments in the strategic development of the Group.

All our businesses remain ready to benefit from any upturn and we continue to have full confidence in our long-term growth opportunities.

The full results for the current year will be announced on 29 May 2002.

Contact:

Ian Mason	Group Chief Executive	01865 204000
Jeff Hewitt	Deputy Chairman / Finance Director	01865 204000

END

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 647788

Company name in full ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	03	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	156	829	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	4.50	3.14	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name RBSTB NOMINEES LTD	Class of shares allotted	Number allotted
Address PARTICIPANT ID IXXFH	ORDINARY	985
ONE CANADA SQUARE, LONDON		
UK Postcode E14 5AL		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19 MARCH 2002

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

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Company	Electrocomponents PLC
TIDM	ECM
Headline	Share Option Scheme
Released	15:49 15 Mar 2002
RNS Number	0709T

The Electrocomponents Savings-Related Share Option Scheme

The Company was made aware on 15 March 2002 that The Electrocomponents Qualifying Employee Share Ownership Trust ("the Trust") established to facilitate the operation of the Electrocomponents Savings-Related Share Option Scheme purchased 79,249 shares at 495.5p per share on 15 March 2002 representing less than 0.1% of the issued share capital of the Company. 90,925 shares are now held by the Trust, which represents less than 0.1% of the issued share capital of the Company.

As potential beneficiaries of the Trust, Mr JL Hewitt, Mr I Mason, Mr R Butler and Mr R A Lawson as Directors of the Company, are considered to have an interest in the shares held by the Trust.

Carmelina Carfora
Company Secretary

15 March 2002

END

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Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 647788

Company name in full ELECTROCOMPONENTS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	15	03	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	79249		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	495.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ELECTROCOMPONENTS QUEST TRUSTEE LIMITED Address: 4240 NASH COURT, OXFORD BUSINESS PARK, OXFORD UK Postcode OX4 2RU	Class of shares allotted ORDINARY	Number allotted 79,249
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 28 MARCH 2002

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

C. COX, ELECTROCOMPONENTS PLC
IMC, 5000 OXFORD BUSINESS PARK SOUTH
OXFORD OX4 2BH Tel 01865 207492
DX number DX exchange

82S 498681

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02 JUL 30 AM 9:43

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Company	Electrocomponents PLC
TIDM	ECM
Headline	Holding(s) in Company
Released	14:49 21 Mar 2002
RNS Number	3718T

NOTIFICATION OF CHANGE IN SHAREHOLDING OF SUBSTANTIAL SHAREHOLDERS

The Company was informed today that the overall holding of CGNU plc (including shares held by their subsidiary company Morley Fund Management Limited) has fallen below 3.0% and that they no longer hold a notifiable interest in the share capital of the Company. CGNU plc's current holding is now 2.88%.

Carmelina Carfora
Group Company Secretary

21 March 2002

END

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AUS202809

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Company	Electrocomponents PLC
TIDM	ECM
Headline	Holding(s) in Company
Released	16:28 27 Mar 2002
RNS Number	7211T

Notification of change in Shareholding of Substantial Shareholder

The Company received notification today (27th March 2002) in accordance with the Companies Act (as amended) that Schroder Investment Management Limited and their subsidiary and affiliated companies have ceased to be a notifiable interest for the purposes of part VI of the Companies Act 1985.

Schroder Investment Management Limited now hold 42, 763, 329 Ordinary Shares of 10p each in the Company which represents 9.83% of the total issued share capital of the Company.

CARMELINA CARFORA
Group Company Secretary
27 March 2002

END

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ELECTROCOMPONENTS PLC

INTERNATIONAL MANAGMENT CENTRE
5000 OXFORD BUSINESS PARK SOUTH
OXFORD OX4 2BH
UNITED KINGDOM

TELEPHONE: +44 (0)1865 204000 FAX: +44(0)1865 207400

ELECTROCOMPONENTS QUEST TRUSTEE LIMITED
4240 NASH COURT
OXFORD BUSINESS PARK
OXFORD
OX4 2RU

15 April 2002

Dear Shareholder

New Company Registrars

I am writing to notify you of the Company's decision to change the Company Registrars from Capita IRG to Lloyds TSB Registrars, with effect from 22 April 2002.

Accordingly, please note the new contact details for queries about your shareholding:

Telephone: 0870 600 3970
(from overseas - +44 121 433 8000).
Address: Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA.
UK

In any correspondence with the Registrar please quote Electrocomponents plc and reference number 2507.

Should you have any queries please do not hesitate to contact us.

Yours Sincerely

Carmelina Carfora

Carmelina Carfora
Group Company Secretary

G

COMPANIES FORM No.353a

Notice of place for inspection of a register of members which is kept in a non-legible form, or of any change in that place

353a

ease do not
rite in
is margin

Pursuant to the Companies (Registers and Other Records) Regulations 1985

Note: For use only when the register is kept by computer or in some other non-legible form

lease complete
gibly, preferably
black type, or
old block lettering

To the Registrar of Companies

For official use

Company number 647788

Name of company

insert full name
of company

* ELECTROCOMPONENTS plc

gives notice, in accordance with regulation 3(1) of the Companies (Registers and Other Records) Regulations 1985, that the place for inspection of the register of members of the company which the company keeps in a non-legible form is [now]†:

delete as
appropriate

LLOYDS TSB REGISTRARS
THE CAUSEWAY
WORTHING
WEST SUSSEX

Postcode BN99 6DA

Signed [signature] [~~Director~~][Secretary]† Date 18.4.02

Presentor's name address and reference (if any):
C.COX -
ELECTROCOMPONENTS PLC
5000 OXFORD BUSINESS
PARK SOUTH
OXFORD OX4 2BH
01865 207492.

For official Use
General Section | Post room

AVS: 906937

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Company	Electrocomponents PLC
TIDM	ECM
Headline	Holding(s) in Company
Released	12:51 23 Apr 2002
RNS Number	9420U

NOTIFICATION OF CHANGE IN SHAREHOLDING OF SUBSTANTIAL SHAREHOLDERS

The Company received notification 23 April 2002 in accordance with the Companies Act 1985 (as amended) that Legal and General Investment Management have a notifiable interest in 13, 139, 225 ordinary shares of 10p each of the Company ("shares") which represents 3.02% of the total issued share capital of the Company.

The Company is informed that the shares to which this notification relates are registered as follows:

Registered Holders	Number Of Shares Held
HSBC Global Custody Nominee (UK) Ltd A/c 886603	861,912
HSBC Global Custody Nominee (UK) Ltd A/c 775245	1,968,835
HSBC Global Custody Nominee (UK) Ltd A/c 361602	12,000
HSBC Global Custody Nominee (UK) Ltd A/c 252605	360,000
HSBC Global Custody Nominee (UK) Ltd A/c 360509	335,362
HSBC Global Custody Nominee (UK) Ltd A/c 357206	9,120,016
HSBC Global Custody Nominee (UK) Ltd A/c 130007	118,000
HSBC Global Custody Nominee (UK) Ltd A/c 904332	37,100
HSBC Global Custody Nominee (UK) Ltd A/c 866203	326,000

CARMELINA CARFORA

Group Company Secretary

23 April 2002

END

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PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number 647788

Company name in full Electrocomponents Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From Day	From Month	From Year	To Day	To Month	To Year
	26	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,380	15,950	4,450
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	165.6p	234.6p	306.1p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name MR PAUL ADRIAN WILLETTS Address 6 HANBURY GARDENS BRAUNSTON OAKHAM LEICS UK Postcode LE15 8QN	Class of shares allotted ORDINARY	Number allotted 25,780
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 25,780

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 30 APRIL 2002

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

C COX, ELECTROCOMPONENTS PLC, 5000 OXFORD BUSINESS PARK SOUTH, OXFORD OX4 2BH

ESP/EXA/HB/Ex2368 01865 207492 Tel 01903 833874

DX number DX exchange

RNS Full Text Announcement

Company	Electrocomponents PLC
TIDM	ECM
Headline	Notice of Results
Released	09:40 10 May 2002
RNS Number	7392V

Electrocomponents plc

Electrocomponents plc will announce its preliminary results for the year ended 31 March 2002 on 29 May 2002 and the Board of Directors will meet that morning for the purposes of declaring a dividend.

Carmelina Carfora

Company Secretary

10 May 2001

END

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	647788
Company name in full	Electrocomponents Plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
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status list

Announcement Details

Company	Headline	Embargo	Last Upd:
Electrocomponents PLC	Final Results	07:00 29 May 02	07:00 29 Ma

Full Announcement Text

Embargoed to 7:00am, Wedi

PRELIMINARY STATEMENT

Electrocomponents plc, the major electronic, electrical and industrial supplies high service distribution Grou| its results for the year ended 31 March 2002.

The highlights are as follows:

Sales of continuing operations	£759.6m	Down	7.8%
Operating profit of continuing operations*	£108.7m	Down	17.0%
Profit before tax*	£105.5m	Down	15.0%
Earnings per share*	17.3p	Down	14.4%
Dividend per share	15.9p	Up	15.2%
Net debt	£53.0m	Better by	£22.5m

* Before amortisation of goodwill.

Mr Bob Lawson, the Chairman, commented:

I report against a background of exceptionally tough conditions in all geographic markets, particularly i telecommunications manufacturing sectors.

In spite of the tough conditions, it is important to emphasise that management has continued the strategic Group. This continued strengthening and enhancement of the Group's capability is critical to creating the a superior and sustainable earnings stream. This enduring characteristic of Electrocomponents is the fo which future value is built. The growth potential of our businesses remains unchanged and will contin economic conditions improve.

Since the end of March, the sales per day of the Group have been similar to that of the preceding thre welcome sign of improving month-on-month stability, though trading remains volatile. Since January, increased modestly in Allied and our Asian businesses, have been stable in continental Europe and have d United Kingdom.

Leading indicators, such as the Purchasing Managers Indices, are now more positive on the prospects for r markets, however, current manufacturing activity remains low. Based on our experience of previous cycles will take some months before the positive moves in the indicators are reflected in our customers' buying. ' sales and marketing activities on those customers best placed to benefit from recovery, including making extended internet capabilities. It is note worthy that our sales over the internet amounted to over £51m as over 50%.

We are continuing to manage our gross margin, cost base and working capital effectively and consistent v

environment. Our investments in initiatives critical to the longer-term strategy of the Group have been su
systems programme developed. We anticipate such investments continuing in the current year. Our finar
been demonstrated by our ability to fund major investments and increase dividends whilst reducing net debt
Net debt reduced from £75.5m to £53.0m, even after the considerable increase in capital expenditure incl
systems; e-Commerce development for all European markets and Japan; and the new warehouses for the
operations.

The Board recommends that the final dividend is increased by 15.2% to 11.0p to give a full year dividend i 15.9p. The dividend growth is underpinned by the exceptional ability of the business model to generate cas

We have managed our businesses through this challenging year so that they remain well positioned to ben our markets. Our confidence in being able to capitalise on the opportunities available to the Group is undimi

Bob Lawson
29 May 2002

Enquiries:

Bob Lawson, Chairman	Electrocomponents plc	0207 567 8000*
Ian Mason, Chief Executive	Electrocomponents plc	0207 567 8000*
Jeff Hewitt, Deputy Chairman / Finance Director	Electrocomponents plc	0207 567 8000*
Diana Soltmann / Andy Berry	Flagship Consulting Ltd	0207 886 8440

* Available to 17:00 on 29 May, thereafter 01865 204000.

The results and analyst presentation are published on the Corporate website at www.electrocomponents.co

CHAIRMAN'S STATEMENT ON THE PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2002

This report is prepared against a background of exceptionally tough conditions in all geographic market electronic and telecommunications manufacturing sectors.

Group sales declined by 7.8% to £759.6m and profit before tax and amortisation of goodwill by 15.0% to £ on sales declined to 13.9% from 15.1% as costs important to the Group's future growth were sust investments, particularly in e-Commerce, were increased. Sales were reduced as rationalisatio our customers' buying were actioned across many sectors of industry. Whilst the absolute performance is on prior year, the Group's overall performance has been robust and this provides confidence for our future p

In spite of the tough conditions, it is important to emphasise that management has continued the strategic Group. This continued strengthening and enhancement of the Group's capability is critical to creating the a superior and sustainable earnings stream. This enduring characteristic of Electrocomponents is the fo which future value is built. The growth potential of our businesses remains unchanged and will contin economic conditions improve.

The Board recommends that the final dividend is increased by 15.2% to 11.0p to give a full year dividend i 15.9p. The dividend growth is underpinned by the exceptional ability of the business model to generate reduced from £75.5m to £53.0m, even after a considerable increase in capital expenditure including: inves Commerce development for all European markets and Japan; and the new warehouses for the Italian and C

MANAGEMENT

The year under review has seen significant change in the management of the Group with the senior m beneath Board level, which manages and controls the day-to-day operations of the business, being rea increasingly global nature of the business. The Group Executive Management Team (GEMT) was formed, consists of the Executive Directors and the Regional and Process heads. This team meets regularly to c drive the sharing and implementation of best practice around the Group. An example of the continued ev has been the establishment of regional management structures in the UK, Continental Europe, Asia, US provides the local focus to drive market development whilst creating the infrastructure to share best practi global basis. These executive teams under Ian Mason's leadership have settled well. The Group has a cle good hands for its future.

Accompanying the Report & Accounts there will be a Circular containing a proposal for a new and more Incentive Share Option Scheme for the Group's Executive Directors and senior management. It is design delivering the strategy to rewards for management. The Scheme ensures that shareholders benefit ahead also rewards management for superior performance. The Board will recommend the scheme for app General Meeting.

OPERATIONS

Economic conditions in almost all the markets in which we operate have been depressed, making for a diffi with the second half being more difficult than the first. The reasons for this global downturn are well known impact in our case has been the very dramatic fall in the electronics sector which particularly affects our US

Our businesses are resilient but not immune to the prevailing economic conditions. Sales growth rates i have been impacted. On a full year basis: reasonable growth was achieved in Europe and Japan; Asia w UK experienced a moderate, and the US a significant, decline in sales. e-Commerce sales increase markets.

These external trends are cyclical, economic conditions will improve, and our views on the long-term gr business model worldwide remain unchanged.

I will now summarise the performance of our businesses by geographic region.

UK

RS UK	**2002**	2001
Sales (in UK)	**£379.7m**	£412.4m
Adjusted sales (decline) growth	**(7.6)%**	2.7%
Sales (by origin)	**£393.0m**	£426.0m
Adjusted sales (decline) growth	**(7.4)%**	3.3%
Contribution	**£126.2m**	£136.2m
Contribution %	**32.1%**	32.0%

The growth demonstrated by the RS UK business in 2001 was short lived in the face of general economi continued pressure on the manufacturing sector. In 2002 overall sales declined by 7.4% (adjusted for tradir Growth among customers in some sectors of the economy (transport, services etc) was insufficien particularly in manufacturing and telecommunications. Due to these factors and the impact of ratior customer base, the total active customer numbers also declined by 7%. UK sales in the second half (adjusted), but exited the financial year at a slightly lower rate of decline.

Despite lower sales, the UK contribution margin improved to 32.1% from 32.0% through good control of gr costs, which demonstrates effective management in difficult times. RS UK remains a highly profitable bus cash generative.

We strongly believe in the growth still available to our UK business. All types of business value our se customers in all Standard Industry Classification codes. Many businesses, however, have not yet becc Even within the manufacturing sector, we estimate that our penetration is only 6% of our relevant market, 1.5% in non-manufacturing. Although half our customers by number are now in non-manufacturing busine only approximately 40% of our sales. There are also many other potential users within our current custon not yet buy from RS. Our task is to reach more businesses and more individuals within them and convince the RS service. Currently we are generating one thousand new customers each month.

We also aim to increase the frequency and breadth of purchase (the number of different products Many of our customers currently purchase within a narrow range of products: they can be encouraged to our very wide product offer and come to rely on RS for more of their small order needs. At the end of th contained 132,000 products, but many customers bought only a small number of these products compa requirements from our range.

To realise our customer potential, the UK business invested during the year in increasing its field sales fo major sales force development programme. Our telesales activities were increased and we have successfu customer acquisition programme. This reduces the time it takes for new customers to increase their frequer

Sales coverage has been intensified around each of our 13 trade counters, to increase our penetration c area. We continue to see considerable success with our Managed Stock Replenishment service from o large customers: in this service we monitor our customers' stores for them and ensure that they have w they need it. We have seen increases of around 40% in sales to participating companies. We have mad their businesses easier and saved them substantial amounts of money, proving the value of using RS.

We have increased the focus of our marketing programmes on growing sectors, such as health, defence a mailing programmes have been very successful in stimulating customer activity, and we continue to use catalogues) to improve the relevance of our offer to customers.

The overall e-Commerce activities for the Group are reviewed below, but within the UK trading over the i the year represented over 10% of sales, up from 7% at the end of last year.

Exports from the UK to distributors and direct to overseas customers declined by 4.8% as the global ec Sterling remained strong.

Rest of Europe

RS Rest of Europe	**2002**	2001
Sales	**£210.7m**	£203.6m
Adjusted sales growth	**4.1%**	21.8%
Contribution	**£40.4m**	£38.5m
Contribution %	**19.2%**	18.9%

Sales in Europe grew by 4.1% (adjusted for trading days and at constant exchange rates) from £203.6m t now 28% of Group sales. Trading in the second half was more difficult than the first half and there was a (adjusted) which persisted at the year end. Even at these more modest growth levels the success of th growth with improving contribution margins) was demonstrated and contribution margins improved by 0.3 19.2%. Managing the scale curve, tight cost management and improving gross margins all led to the in margin. 'The Prize' potential in the Rest of Europe remains enormous when compared in relative size tern are following our well established strategy towards achieving this 'Prize'.

We are managing these markets on a more common basis and during the year a Regional General Manag the Rest of Europe, covering businesses in France, Germany, Italy, Austria, Scandinavia, Ireland, Spain an

The transfer of best practice between these businesses has continued with encouraging results. Foi successfully piloted a scheme which promotes relevant or interesting products to customers as they order ‹ was successful and we were able to roll it out swiftly and efficiently to other markets. Similarly, ano increased orderfill (the percentage of orders we can fulfil immediately from stock) by ensuring that good alte offered if a product being sought is temporarily unavailable: consequently orderfill increased by about on Again this experience has been rolled out.

We continue to exploit our very strong position in continental Europe. Our approach combines local natio business to drive growth through implementing the RS Core Business Model, together with Processes p support to drive effectiveness.

Through the year service levels in all markets improved, even though the level of stock was reduced.

Our more advanced e-Commerce capabilities developed in the UK have now been rolled-out across the cost of over £5m.

RS Rest of Europe – sales, customers and products	Adjusted Sales Growth	% Increase in active customers	Number of products
France	3.3%	3%	95,000
Germany	6.7%	1%	82,000
Italy	1.1%	4%	80,000
Smaller businesses	4.7%	1%	55,000

The modest increases in customers reflected the more difficult economic conditions within these m progressed. The product offer reflects the different stages of development in each of our markets.

For much of the year Radiospares in ***France*** has been preparing for the first implementation of our development which should go live in the second half of this year. This will subsequently be extended to all c (including the UK). Radiospares should be the first business to generate the substantial efficiency benefi better customer service that the improved processes and systems will support.

Growth of our businesses in ***Italy*** and ***Germany*** has driven investment in new warehouse facilities in tł move to the Italian warehouse has been completed without problem, and the fit-out of the new German fac plan. This is a major new investment situated in Bad Hersfeld, about 140km north of Frankfurt, where ‹ located. The new building and systems in this more central location will enable us to increase our servic *orders for same day despatch until later in the day than we can in our current facility.*

The ***smaller businesses in Europe*** had differing results. Radionics in Ireland was significantly affected t the technology sector while Spain showed good growth throughout the year. Austria and Benelux were year. Scandinavia showed growth in the year, even without the contribution of our distributor in Norway si September 2001. This Norwegian business has now been integrated into our Scandinavian operations. V regional management structure for continental Europe, we will increasingly see the smaller businesses larger neighbours.

North America

Allied North America	**2002**	2001
Sales	**£110.5m**	£148.7m
Adjusted sales (decline) growth	**(27.6)%**	24.6%
Contribution	**£15.9m**	£26.4m
Contribution %	**14.4%**	17.8%

Sales of our Allied business in the US declined by 27.6% (adjusted) to £110.5m. Allied experienced the sharp economic slowdown and what was the worst slowdown in electronics demand since 195! Semiconductor Industry Association. The National Electronic Distributors Association reported that US dis average year on year sales decline of 40% in the fourth quarter of calendar year 2001. Allied is an elec broad range industrial distributor like the RS businesses and so was particularly impacted. Allied's custoı more stable, however, declining only 3%. The downturn is cyclical, as was the previous year's upturn, a that as market conditions improve Allied will return to its long term trend growth.

Allied's decline in sales was steepest around the half year. Since then the rate of decline has more than ha

Allied's profit contribution on sales declined by 3.4 percentage points to 14.4%, despite actions on gross The decline in sales was almost entirely due to a fall in average order value, which also resulted in lov

together with selective pricing adjustments, increased gross margin by over 2 percentage points.

Cost management has resulted in labour headcount being reduced by 16%, substantially all of which contract labour. However, the extensive sales branch network and sales force have been sustained, as w provide competitive advantage. The branches give customers the personal contacts they value and ensur service requirements better than less capable competitors. Management has not reacted to the downturn i prejudice the future long-term growth potential of the business.

Different parts of the US economy had different experiences and resources have been targeted on gro example defence, health and utilities. Over a million new potential customers have been identified who are using various tools including direct mail and personal follow-up from the local sales offices. A number of in were introduced to increase our penetration of growing customers, and these campaigns have produced go

Allied's stock was reduced by 27.5% whilst maintaining superior customer service levels. Allied was r product availability in North America in customer surveys conducted by Electronic Buyers News, a major The product offer was 125,000 at the end of the year.

e-Commerce sales have increased by 45.0% and are now 6% of total sales. 'Punch-out' technology, whicl to build orders by 'punching' through their own firewall to our website before returning to have their purc being used with several large national accounts who have e-procurement software for order processing.

Japan

RS Japan	2002	2001
Sales	**£9.0m**	£8.6m
Adjusted sales growth	**15.3%**	184.8%
Contribution	**(£4.7m)**	(£6.3m)

Sales in Japan have grown by 15.3% (adjusted) to £9.0m. Losses of £4.7m were down from £6.3m last y compared to the previous year is attributable to a rapid downturn in the Japanese economy, particularly ir manufacturing sectors. We have seen sales to some of our more established electronics customers declin made a number of their engineers redundant, some of whom were our customers. However the total n served by RS Japan has grown by 15% and the average order frequency of these customers ha demonstrates that the Japanese engineer continues to value the RS service. This experience reinforc market potential remains huge.

The second half growth of 8.1% was lower than the first half, and this rate persisted to the year end.

Marketing activities have been implemented to accelerate the rate of customer acquisition and to incr purchase of existing customers. The sales force has successfully targeted 'recession proof' cust and government institutes.

We continue to follow our well-proven strategy of implementing the RS Core Business Model in Japan: in range through adding new technologies and increasing the number of customers and the breadth o customers. The number of products has grown to 43,000, which is an increase of 70% since launch. Tl has started to widen to cover electrical and mechanical products in addition to electronics, as we build up range industrial offer which can satisfy our customers' needs.

e-Commerce business in Japan has grown to 19% of total sales. Our more advanced internet capal Japanese language, was successfully launched in April 2002. A dedicated team has been created to dri exciting new e-Commerce opportunity.

To meet the potential in this market we have decided to relocate the business to a larger warehouse in serving customers. This will happen in the summer of 2002.

Given the trading backdrop and additional investments, the business is now planned to break even at t financial year.

Rest of World

RS Rest of World	2002	2001
Sales	**£36.4m**	£37.0m
Adjusted sales growth	**1.0%**	17.1%
Contribution	**£0.2m**	£1.8m
Contribution %	**0.5%**	4.9%

Sales in the rest of the world grew by 1.0% (adjusted) to £36.4m. The second half declined by 1.2%, but t growing again by the end of the year. Asia accounts for most of this segment.

Asia

Asia sales declined by 2.3% (adjusted) as these markets are closely linked to the US and have therefo economic conditions.

The Asia region is being managed on an integrated basis by a Regional General Manager. The primar improve the sales effectiveness across the region and to transfer best practice.

Sales for the whole of ***North Asia*** were level (on an adjusted basis) with last year. This reflects growth in elsewhere.

Sales in China grew by 10.8% (adjusted). China held up longer in the global economic downturn, with t downturn seen during the second half in the manufacturing centres of Southern China. Strategic investme

fulfilment during the year amounted to £1.4m (2001: £2.5m).

Over 5,000 new customers were acquired in the year. Our Shanghai warehouse gained approval for sam the warehouse with retrospective customs clearance, so allowing us to improve considerably the service Shanghai region. Following its entry into the World Trade Organisation, however, China has begun to pla imports. Although these restrictions are not fully operational, they have caused us some disruption that w until the new procedures are implemented consistently.

In some months up to 30% of Chinese sales came via the internet. This was driven by particular incenti shows the relevance of e-Commerce to all of our markets.

Hong Kong and Taiwan suffered difficult trading because of the dependence of their markets on wo electronics. Our sales declined in the year.

Sales in ***South Asia*** declined by 7.1% (adjusted) with Singapore being particularly badly affected because the US economy, and the importance of electronics. In spite of this, our marketing and sales actions grev by 9% to provide a sound platform for recovery. During the year significant investment was made in syste growth.

Sales in ***Australasia*** declined by 1.2% (adjusted). The Australian economy grew in the year, but not in th customers are concentrated. Our efforts have been to broaden the customer base. Our smaller busin continued to grow. The Australasian business again generated good profits.

Other Markets
Sales in our other smaller markets grew by 38.5% (adjusted), driven by particularly strong growth in South /

e-Commerce
e-Commerce is a powerful way to market for the Group where we have developed clear leadership. This c existing strengths in fulfilment, content management and our relationship with customers. As well we are attracting new ones and providing services not possible through other channels.

Sales over the internet represented over 8% of total Group sales at the year end. They amounted to £51. whole and grew by over 50%.

The roll-out of the European Internet Trading Channel (EITC) was completed during the year. Capital exp (2001: £3.6m) with development and launch costs expensed of £7.7m (2001: £4.0m). The roll-out h advanced and proven functionality (developed in the UK) to 11 European countries and all on a single pla site is in its own local language and is integrated into the local business systems so that all existing c remains available.

This roll-out has resulted in record levels of internet sales being achieved in all markets in which the EITC Sales have grown by over 100% in some markets compared to the previous internet trading site, which der that our customers place on this new functionality. Our understanding of customer purchasing patterns which will be the foundation for future marketing programmes. The power of this platform is that as new te and proven in one of the markets, they can then be deployed quickly to all the others.

The launch of our new PurchasingManager™ functionality in February 2002 has also been enthusias customers. This is a simple to use but powerful e-procurement package which manages customers' transa benefits are demonstrable control of purchasing by the purchasing professional (through setting limits for s combined with empowerment of the end-users to purchase what they need without a cumbersome pa process. The net result is a significant reduction in transaction costs and happier end-users and purchasin expect PurchasingManager™ to be a significant revenue driver in the future.

As mentioned previously, we successfully launched the equivalent functionality of the EITC in Japa Commerce revenues in Japan were already 19% of sales in the year and so we are particularly excited ab of the new functionality. Early results are encouraging.

GROUPWIDE PROCESSES
The Group Processes provide the global platforms that enable all our businesses to provide our custom service. This structure allows the Group to benefit from shared best practice and cost effectiveness th scale. It is the investment that we have made in these platforms and, critically, the knowledge of how to m that creates many of the significant barriers to entry.

The total cost of the Processes in the year was £69.3m, up 5.5% from £65.7m last year. Most of the increased investment in Information Systems and internet development.

Supply Chain
Supply Chain has delivered improved customer service and greater stock holding efficiency. The ab customer order, in full and immediately, is the key measure of Supply Chain performance - we call it "order year there has been a consistent improvement in performance. It is this remarkable level of service, sign our major RS markets, that differentiates us from our competition. This level of orderfill requires approacl for each product ordered. Nine of our businesses achieved monthly orderfill records in the year, and the ov of RS customers are now served by businesses with over 90% orderfill levels.

Supply Chain is responsible for delivering orderfill whilst managing the Group's total stock. As a con investment in stock management systems, and leveraging expertise across the whole Group, stocks h tightly. This has resulted in an increase in stock turn from 2.5 times to 2.7 times and a 18.0% reduction in (in continuing operations) at the start of the year to £135.1m.

Facilities
This central team takes responsibility for maximising the efficiency of our Distribution Centres and pr developments. In Italy, the move into larger leasehold premises was successfully completed in December to new offices took place in April 2002. In Germany, development of an 82,000 square metre greenfield si well advanced and the facility will be ready for occupation in December 2002. In the year, capital expenditu was approximately £17m.

Product Management
Our total product offer is approximately 300,000 products. Product Management works closely with custom ensure that key new products are introduced to appropriate markets and that the range is refreshed as e further developed.

Because of our unique global presence, large number of customers and detailed customer knowledge, ou keen to work closely with us. They recognise our wide customer reach in, for example, the impo development arena, and value highly the opportunity to enhance their market understanding by selling throu

Another good example of this is the strategic alliance with Avnet, now entering its third year. Both re benefits have been delivered, and pilots are currently underway testing how we can work more closely tog RS's ability to service some elements of the small order requirements of Avnet's customer base.

Media Publishing
Last year's catalogue production led to the printing of over 5.5 billion pages, with all the paper sourced from Each catalogue, and supporting CD and website, is published by the Media Publishing process in local Japanese and Chinese versions. Further rationalisation of paper and print contracts have delivered lower production. Investment in the latest desktop publishing technology has also enabled the internal productio material, such as the 'RS@Work' specialogue, reducing both costs and production time. This year has see of a Content Management organisation specifically focused upon the creation, maintenance and control c data including technical support data. Demand for technical data is as strong as ever, and during the la: data on the Internet was accessed 1.3 million times world-wide.

Human Resources
Across the Group the recruitment, development and retention of our management teams is a top priorit facilitates the detailed management resource planning that takes place. This gives us a view of the mana future, thereby enabling effective and focused development and recruitment activity.

Subject to shareholder approval at the Annual General Meeting in July, the new Long Term Incentive Share then be launched. Plans are well advanced for an effective communication programme to ensure understood and to maximise its impact, as both an incentive for the key management population and to aid

Information Systems
Information Systems accounted for some 40% of total Process costs or £28.3m, an 18.9% increase on la this cost are all the labour and depreciation expenses of the development activities and support infrastruc operations, including e-Commerce.

During the year capital expenditure in information systems increased substantially to £26.7m with the devel enterprise systems programmes in Europe and Asia that we have previously indicated. These will amou over three years (and over £40m in Europe). Within the programmes: the infrastructure investment to e and secure communications and data sharing across Europe and Asia has already been completed; com our customer, product and supplier databases are increasingly in place; robust networks for our e-Comme been established; and work on implementing more standardised operating procedures and system progress. Initial implementation of these new procedures is planned for this year in France and Singap

across Europe and Asia should be completed by the middle of 2004. Within the Asia programme the upg
China represents an important further investment in that market.

The impact on our costs of the enterprise system projects was £1.8m in the year. This impact will incr
years through higher depreciation resulting from the capital expenditure. Meanwhile the costs of our existin
reduced. Though the changes required in our businesses by this investment programme will incur co
substantial efficiency benefits and rewards from enhanced customer service will be achieved. The internal
platforms now being established are critical enablers to meeting our strategic goals.

The Euro conversion programmes were also completed during the year to enable full Euro trading
accounting bases of relevant companies to Euros. These transitions required considerable management e
£0.8m.

FINANCIAL PERFORMANCE

Turnover, profits and earnings of continuing operations

Key figures	2002	2001
Turnover	**£759.6m**	£823.9m
Operating profit *	**£108.7m**	£130.9m
Interest	**(£3.2m)**	(£6.8m)
Profit before tax*♦	**£105.5m**	£124.1m
Earnings per share*♦♥	**17.3p**	20.2p
Dividend per share	**15.9p**	13.8p
Key statistics		
Gross margin %	**51.0%**	49.1%
Operating margin %*	**14.3%**	15.9%
Return on sales %	**13.9%**	15.1%
Effective tax rate %*♦♥	**29.0%**	29.3%
PBT on net assets♦♥	**22.7%**	27.1%
Growth %		
Turnover	**(7.8%)**	15.8%
Turnover – adjusted	**(7.7%)**	12.3%
Operating profit *	**(17.0%)**	10.7%
Profit before tax*♦	**(15.0%)**	7.6%
Earnings per share*♦♥	**(14.4%)**	6.3%
Dividend per share	**15.2%**	15.0%

* Before amortisation of goodwill

♦ 2001: before exceptional loss on closure of Pact

♥ 2001: restated for the implementation of FRS19.

Group turnover of continuing operations declined by 7.8% to £759.6m. Before goodwill amortisation (and last year) operating profit fell 17.0% to £108.7m, profit before tax fell 15.0% to £105.5m and earnings pei 17.3p. The prior year also included the Pact business for nine months before it was discontinued on ' subsequently closed at an exceptional cost of £6.9m.

Exchange rate movements had a positive translation effect on our reported operating profit. At constant e) would have been £1.7m lower and operating profit would have been £1.0m lower, a decline of 17.7% compared with the reported 17.0%. Adjusting sales for the number of trading days in the year and to cons gives an underlying sales decline of the continuing operations of 7.7%.

For the continuing operations, the gross margin was 51.0%, which was up on last year. This partl contribution of Allied to the overall sales mix, as Allied has a lower gross margin than the RS business positive management across the whole Group of all the factors that determine the gross margin.

Operating margins (before amortisation of goodwill) declined from 15.9% to 14.3% for a number of reason: was the lower gross profit resulting from the lower sales notwithstanding the higher gross margin percenta profit was not then fully offset by reductions in the cost base of the Group. Though costs have been mana the difficult trading of the past year, care has been taken not to prejudice the growth potential of the busir recovers and so costs were not driven down to the same degree as the fall in sales. The second factor, as higher growth businesses are our smaller businesses which have higher costs relative to sales than our lar to scale effects. Hence, the margin decline partly reflects this change in mix of cost bases within the strategic investments are higher at £13.8m versus £12.8m last year: e-Commerce costs were up to £7.7 Japan losses declined to £4.7m from £6.3m and China investment to £1.4m from £2.5m.

Overall Process costs were £69.3m or 9.1% of sales, compared to 8.0% of sales of continuing operations impact of any particular project activities, these costs are anticipated to flatten and then decline as a perc time. The largest component of these costs remained information systems, accounting for about 40% (

component is likely to increase over the next few years as the project to upgrade the Group's sys communications and databases incurs depreciation and costs ahead of benefits. The enterprise busine cost £1.8m in the year, up from £0.1m. The development costs of e-Commerce within Processes were £5 last year. Conversely, given our share price development relative to the peer group, the funding of the L Plan required a charge of £0.1m in the year compared to £2.5m last year and this has benefited the F adjusting for the project costs and the LTIP, the Process costs grew by 1.6%.

The interest charge was £3.2m compared to £6.8m last year, mainly due to lower interest rates and the r over the year. The tax rate of 29.0%, based on profit before tax and goodwill amortisation, was margi (restated) prior year rate of 29.3%. FRS19 (Deferred Tax) has been applied in arriving at this rate. In accc the £214.8m of goodwill that arose on the acquisition of Allied is being written off over 20 years and the am was £11.9m. The acquisition of the business activities in Norway also led to an increase in goodwill ar during the year.

Profit before tax and after goodwill amortisation was £93.5m and the effective tax rate on this profit was : profit for the year amounted to £62.9m, down 11.4%.

Earnings per share before goodwill amortisation (and before exceptional items in the prior year) declined 20.2p. After goodwill amortisation (but before exceptional items in the prior year), the decline was 17.6% to exceptional charge in the prior year the decline was 11.6%.

With the recommended final dividend of 11.0p per share, dividends rose 15.2% to 15.9p, which were c *earnings before goodwill amortisation. Cash generation and the impact of strategic investments that have* also factors in considering cover. Taking the cash earnings per share (earnings per share plus depreciatior after tax cost (at a rate of 29%) of the strategic investments gives a dividend cover of 1.5 times.

Cash flow and balance sheet – continuing operations

Cash flow	**2002**	2001
Stocks	**£29.0m**	(£8.6m)
Debtors	**£18.5m**	(£4.5m)
Creditors	**(£19.0m)**	(£1.2m)
Working capital	**£28.5m**	(£14.3m)
Capital expenditure on fixed asset additions	**(£47.2m)**	(£25.6m)
Free cash flow	**£76.3m**	£74.4m
Net debt	**(£53.0m)**	(£75.5m)
Key statistics		
Stock turn	**2.7**	2.5
Debtors days	**50.8**	53.8
Creditors days	**33.7**	40.1

Operating cash flow of continuing operations was again healthy at £156.7m up from £138.0m last ye 144.2% of operating profit (before amortisation of goodwill). Free cash flow of continuing operations for tl (£74.4m last year) and total free cashflow was £81.6m (£78.6m) including the cashflows from Pact.

Working capital cash inflows amounted to £28.5m compared to a £14.3m outflow last year. Cash inflow or compared to an outflow of £8.6m last year. Whilst maintaining high service levels for customers, stock le\ effectively managed throughout the year and stock turn improved to 2.7 times from 2.5 times. Debtors r€ £18.5m, *compared with an outflow of £4.5m last year. Debtor days were 50.8, down from 53.8 last yeai* outflow on creditors of £19.0m, compared to an outflow of £1.2m last year. Creditor days were 33.7, a dec year. The incidence of the Easter holidays at the year end benefited the debtors and creditors cashflows.

Capital expenditure on fixed assets additions was £47.2m, significantly higher than last year (£25.6m for cc though slightly lower than we expected earlier in the year due to re-phasing. The largest expenditure in £25.2m on systems, of which £20.2m was part of the £50m enterprise business systems. This thr programme will substantially improve the systems structure, data management and process design acro: £1.5m was also spent on e-Commerce infrastructure. Other major investments have been in the new w Germany (£13.7m) and Italy (£2.8m). The combination of expenditures in the year represents a peak an expected to be significantly lower in this year.

The closure of Pact provided a £5.3m inflow of cash during the year (2001: £4.2m). The freehold property by Pact is subject to an offer.

The relevant assets of our distributor in Norway were acquired on 28 September 2001 and our whc commenced trade from 1 October 2001. The acquisition cost £0.8m all of which represented goodwill. The new business were immaterial to the Group as a whole.

After higher tax and dividend payments of £32.9m (including Pact) and £62.7m respectively, the decre£ £22.5m or 30%, giving year end net debt of £53.0m.

Pensions
Note 5 to this Preliminary Statement indicates the effect FRS17 would have had if it had been adopted. Full for the year ended 31 March 2004. The Group has a well-funded defined benefit scheme in the UK with n benefit schemes in Ireland and Germany. Elsewhere the schemes are defined contribution. Under the F pleased that the defined benefit schemes showed a combined surplus of £17.6m. The last full valuation of carried out as at 31 March 2001 and showed a surplus of £22.1m.

The Group has been evaluating its long term pension arrangements in the UK and is considering the ir defined contribution scheme for new employees.

Financial and shareholder returns
Profit before tax (and after goodwill amortisation) on net assets was 22.7%, down from 27.1% (before exce last year. These returns remain substantially higher than the Group's cost of capital. Trading performance made to implement the Group's strategy have depressed the reported returns.

Our reduction in total shareholder return over the year was 10.3%, reflecting the share price decrease bet which compared to the negative 3.2% in the Allshare index.

On 1 January 2002 Electrocomponents was reclassified from Distributors into the Business Support Se market, a move that we regard as beneficial to shareholders. All shareholders should benefit from the in the Group by analysts and others that focus on this much larger sector.

Financial summary
Providing attractive returns for our shareholders relative to the market over the long term remains the strategy. In our selected markets the growth potential for our businesses is large and we believe that available to the Group over the long term. The sales and profit performance of our main European busin pointers, as is our progress in Japan and in the major Asian markets. Though Allied has had a very difficu the electronics cycle, our experience of this business gives us confidence in its quality and in the opportun the North American market.

The global economic backdrop influences the timing of the realisation of the Group's potential, but does not ultimate attainability. We are convinced that as our businesses realise the considerable sales potential c time, and consequently achieve the economies of scale, their profitability, absolute profits and cash gener£ the larger economies our opportunities are substantially larger than those reflected by our UK business.

<u>OVERVIEW</u>
Since the end of March, the sales per day of the Group have been similar to that of the preceding thre welcome sign of improving month-on-month stability, though trading remains volatile. Since January, increased modestly in Allied and our Asian businesses, have been stable in continental Europe and have d United Kingdom.

Leading indicators, such as the Purchasing Managers Indices, are now more positive on the prospects for r markets, however, current manufacturing activity remains low. Based on our experience of previous cycles will take some months before the positive moves in the indicators are reflected in our customers' buying. sales and marketing activities on those customers best placed to benefit from recovery, including making extended internet capabilities. It is note worthy that our sales over the internet amounted to over £51m as over 50%.

We are continuing to manage our gross margin, cost base and working capital effectively and consistent v environment. Our investments in initiatives critical to the longer-term strategy of the Group have been su systems programme developed. We anticipate such investments continuing in the current year. Our finar been demonstrated by our ability to fund major investments and increase dividends whilst reducing net debt

We have managed our businesses through this challenging year so that they remain well positioned to ben our markets. Our confidence in being able to capitalise on the opportunities available to the Group is undimi

Bob Lawson
Chairman
29 May 2002

Consolidated Profit and loss account

For the year ended 31 March 2002

	Note	2002 £m Continuing Operations	2001 £m Continuing Operations	2001 £m Discontinued Operations
Turnover	1	**759.6**	823.9	31.2
Cost of sales		**(372.4)**	(419.5)	(24.7)
Gross profit		**387.2**	404.4	6.5
Distribution and marketing expenses		**(265.9)**	(260.3)	(6.5)
Administration expenses - before amortisation of goodwill		**(12.6)**	(13.2)	-
- amortisation of goodwill		**(12.0)**	(11.6)	-
		(24.6)	(24.8)	-
Operating profit	1			
- before amortisation of goodwill		**108.7**	130.9	-
- amortisation of goodwill		**(12.0)**	(11.6)	-
		96.7	119.3	-
Exceptional loss on closure		**-**	-	(6.9)
Net interest payable		**(3.2)**	(6.8)	-
Profit on ordinary activities before taxation		**93.5**	112.5	(6.9)
Profit before taxation, amortisation of goodwill and exceptional loss		**105.5**		
Taxation on profit on ordinary activities	2	**(30.6)**		
Profit on ordinary activities after taxation		**62.9**		
Dividend		**(69.2)**		
Retained (loss) profit for the financial year		**(6.3)**		

Earnings per share

	Note	
Basic	3	
Before amortisation of goodwill and exceptional loss		**17.3p**
After amortisation of goodwill and exceptional loss		**14.5p**
Dividend per share		
Interim (paid)		**4.9p**
Final (proposed)	4	**11.0p**
		15.9p

Consolidated Statement of Total Recognised Gains and Losses

Profit for the financial year		**62.9**
Translation differences		**0.5**
Total recognised gains and losses relating to the year		**63.4**
Prior year adjustment: implementation of FRS19	10	**(1.6)**
Total recognised gains and losses since the last annual report		**61.8**

All profits and losses shown are stated at historical cost.

The statement of movements on Group reserves is at note 7.

Consolidated Balance Sheet
As at 31 March 2002

	Note	2002	2001 (As restated)
		£m	£m
Fixed assets			
Intangible fixed assets		**208.5**	219.7
Tangible fixed assets	6	**155.9**	133.3
Investments		**1.3**	0.3
		365.7	353.3
Current assets			
Stocks		**135.1**	165.3
Debtors		**145.4**	168.9
Investments		**16.3**	6.7
Cash at bank and in hand		**5.1**	10.6
		301.9	351.5
Creditors: amounts falling due within one year		**(184.5)**	(202.1)
Net current assets		**117.4**	149.4
Total assets less current liabilities		**483.1**	502.7
Creditors: amounts falling due after more than one year		**(60.8)**	(76.6)
Provisions for liabilities and charges		**(10.2)**	(11.2)
		412.1	414.9
Capital and reserves			
Called-up share capital		**43.5**	43.4
Share premium account		**37.8**	34.9
Profit and loss account		**330.8**	336.6
Equity shareholders' funds		**412.1**	414.9

Consolidated Cash flow statement		2002	2002	2002	2001	2001
For the year ended 31 March 2002		£m	£m	£m	£m	£m
		Continuing	Discontinued		Continuing	Discontinued
	Note	Operations	Operations	Total	Operations	Operations
Reconciliation of operating profit to net cash inflow from operating activities						
Operating profit		96.7	-	96.7	119.3	-
Amortisation of goodwill		12.0	-	12.0	11.6	-
Depreciation and other amortisation		19.5	-	19.5	21.4	0.4
Decrease (increase) in stocks		29.0	0.5	29.5	(8.6)	9.2
Decrease (increase) in debtors		18.5	4.4	22.9	(4.5)	3.1
Decrease in creditors		(19.0)	(2.3)	(21.3)	(1.2)	(7.8)
		156.7	2.6	159.3	138.0	4.9
Cashflow in respect of prior year closures				-	-	(0.7)
Net cash inflow from operating activities		156.7	2.6	159.3	138.0	4.2
CASH FLOW STATEMENT						
Net cash inflow from operating activities		156.7	2.6	159.3	138.0	4.2
Returns on investments and servicing of finance		(3.7)	-	(3.7)	(6.7)	-
Taxation		(35.2)	2.3	(32.9)	(32.6)	-
Capital expenditure and financial investment	9	(41.5)	0.4	(41.1)	(24.3)	-
Free cash flow		76.3	5.3	81.6	74.4	4.2
Acquisitions				(0.8)		
Equity dividends paid				(62.7)		
Cash inflow before use of liquid resources and financing				18.1		
Management of liquid resources				(9.6)		
Financing						
Shares				3.0		
Loans				(18.4)		
Decrease in cash in the year				(6.9)		
Reconciliation of net cash flow to movement in net debt						
Decrease in cash				(6.9)		
Management of liquid resources				9.6		
Financing - loans				18.4		
Change in net debt relating to cash flows				21.1		
Translation differences				1.4		
Decrease in net debt for the year				22.5		
Net debt at the beginning of the year				(75.5)		
Net debt at the end of the year	8			(53.0)		

Notes to the Preliminary Statement

For the year ended 31 March 2002

1. Segmental analysis

		2002 £m	res
a. By class of business			
Turnover:	RS / Allied – continuing operations	759.6	
	Pact - discontinued	-	
		759.6	
Operating profit:	RS / Allied – continuing operations	178.0	
	Pact - discontinued	-	
	Contribution - before amortisation of goodwill	178.0	
	Groupwide process costs	(69.3)	
	Amortisation of goodwill - Allied (North America)	(11.9)	
	Amortisation of goodwill - RS Norway (Rest of Europe)	(0.1)	
		96.7	
Net assets:	RS / Allied – continuing operations	337.7	
	Pact - discontinued	-	
	Net operating assets (excluding goodwill)	337.7	
	Net debt	(53.0)	
	Unallocated net assets	127.4	
		412.1	
Unallocated net assets comprise:			
	Intangible fixed assets		
	goodwill – Allied (North America)	207.7	
	goodwill – RS Norway (Rest of Europe)	0.8	
	Corporate tax	(23.0)	
	Proposed dividend	(47.9)	
	Provisions for liabilities and charges	(10.2)	
		127.4	

b. By geographical destination

Turnover:	United Kingdom – continuing operations	379.7
	United Kingdom – discontinued operations	-
	Rest of Europe	214.4
	North America	110.0
	Japan	9.0
	Rest of World	46.5
		759.6

c. **By geographical origin**

		2002	2001 (As restated)
		£m	£m
Turnover:	United Kingdom – continuing operations	**393.0**	426.0
	United Kingdom – discontinued operations	**-**	31.2
	Rest of Europe	**210.7**	203.6
	North America	**110.5**	148.7
	Japan	**9.0**	8.6
	Rest of World	**36.4**	37.0
		759.6	855.1

Operating profit:	United Kingdom – continuing operations	**126.2**	136.2
	United Kingdom – discontinued operations	**-**	-
	Rest of Europe	**40.4**	38.5
	North America	**15.9**	26.4
	Japan	**(4.7)**	(6.3)
	Rest of World	**0.2**	1.8
	Contribution - before amortisation of goodwill	**178.0**	196.6
	Groupwide process costs	**(69.3)**	(65.7)
	Amortisation of goodwill – Allied (North America)	**(11.9)**	(11.6)
	Amortisation of goodwill – RS Norway (Rest of Europe)	**(0.1)**	-
		96.7	119.3

d. **By geographical location**

Net assets:	United Kingdom – continuing operations	**210.6**	220.1
	United Kingdom – discontinued operations	**-**	5.9
	Rest of Europe	**67.0**	54.4
	North America	**29.5**	38.1
	Japan	**3.5**	3.1
	Rest of World	**27.1**	25.8
	Net operating assets (excluding goodwill)	**337.7**	347.4
	Net debt	**(53.0)**	(75.5)
	Unallocated net assets	**127.4**	143.0
		412.1	414.9

The United Kingdom segment includes the discontinued operations of Pact. All other segments relate entirely to continuing operations.

2. **Taxation on the profit of the Group**	**2002** (As
	£m
United Kingdom taxation	**23.8**
Overseas taxation	**6.8**
Tax charge	**30.6**
Taxation on exceptional loss	**-**
Tax charge before tax effect of exceptional loss	**30.6**
Profit before taxation, amortisation of goodwill and exceptional loss	**105.5**
Tax rate	**29.0%**

3. Earnings per share

Profit on ordinary activities after taxation	**62.9**
Exceptional loss on closure of Pact	**-**
Tax on exceptional loss on closure of Pact	**-**
Amortisation of goodwill (excluding tax effect)	**12.0**
Profit on ordinary activities after taxation and before goodwill and exceptional loss	**74.9**
Weighted average number of shares	**434.1m**
Basic earnings per share	
Before amortisation of goodwill and exceptional loss	**17.3p**
After amortisation of goodwill and exceptional loss	**14.5p**

4. 2002 final dividend

The timetable for the payment of any final dividend is:

Ex-dividend date	19 June 2002
Record date	21 June 2002
Annual General Meeting	19 July 2002
Dividend Payment date	24 July 2002

5. Pension Schemes

The funding of the United Kingdom defined benefit scheme is assessed in accordance with the ad actuaries. The pension costs for the year ended 31 March 2002 amounted to £3.6m (2001: £3.2m valuation (carried out in 2001) adopted a market related approach to funding and the projected unit assumptions underlying the calculation of the liabilities were derived by reference to the gross redemptic gilts in conjunction with a pre-retirement equity enhancement, consistent with market conditions at the tin

The principal assumptions applied in the 2001 valuation were therefore as follows:

	Past service
Investment return:	
before retirement	6.25%
after retirement	5%
Rate of future earnings inflation	4.25%
Rate of increase in pensions payment	2.5%

At the date of the 2001 valuation, the market value of the assets of the scheme was £169.8m, and the a the assets covered 115% of the benefits that had accrued to the members after allowing for expectec earnings giving a surplus of £22.1m. The excess assets above the value of the liabilities are being elimi reduction in the level of employer contributions to the Scheme. The next valuation will be carried out no 2004.

In addition to the UK scheme outlined above there are certain pension benefits provided on a defined Australia and North America amounting to £0.7m (2001: £0.7m), on a defined benefit basis in G amounting to £0.4m (2001: £0.4m), and via government schemes in France, Italy, Denmark and Nortl £1.4m (2001: £1.1m).

FRS17 Disclosure

A new pension accounting standard, FRS17, was issued in November 2000. Full adoption will not b Group until the year ending 31 March 2004.The disclosures required by FRS17 in the first transitional set out below. These disclosures set out the difference between the market value of the pension sch present value of the schemes' liabilities. The Electrocomponents Group operates defined benefit s Germany and the Republic of Ireland. The German scheme is unfunded, in line with local practice valuation of the UK scheme was carried out as at 31 March 2001 and has been updated to 31 March independent actuary in accordance with FRS 17.The last actuarial valuations of the German and Irish sc out as at 31 March 2002 by the respective independent scheme actuaries in accordance with the require

The principal assumptions used in the valuations of the liabilities of the Group's schemes under FRS17 are:	United Kingdom	Germany	I o
Discount rate	6%	6%	
Rate of increase in salaries	4.5%	3%	
Rate of increase of pensions in payment	2.75%	2%	
Rate of increase of deferred pensions	2.75%	n/a	
Inflation assumption	2.75%	2%	

The expected rates of return on the schemes' assets and the valuations of the schemes as at 31 March 2002 were:

	United Kingdom		Germany		Republic of Ireland		
	Expected long term rate of return	Valuation £m	Expected long term rate of return	Valuation £m	Expected long term rate of return	Valuation £m	Valu
Equities	7.75%	127.3	n/a	–	8.5%	0.7	1
Bonds	5.25%	35.1	n/a	–	5.5%	0.2	
Property	7.75%	1.4	n/a	–	n/a	–	
Other	4%	5.0	n/a	–	6.5%	0.3	
Total market value of assets		**168.8**		**–**		**1.2**	**1**
Present value of scheme liabilities		(149.3)		(2.0)		(1.1)	(1!
Surplus (deficit) in the scheme		**19.5**		**(2.0)**		**0.1**	
Related deferred tax (liability) asset		(5.9)		0.8		–	
Net pension asset (liability)		**13.6**		**(1.2)**		**0.1**	

The deficit of £2.0m in the German scheme is financed through existing book reserves established within the German accounts.

If the above pension asset was recognised in the financial statements, the Group's net assets and profit and loss reserv
31 March 2002 would be as follows:

	Profit and loss reserve £m	as
As stated excluding pension asset	330.8	4
Net pension asset	12.5	
Including net pension asset	**343.3**	**4**

6. Tangible fixed assets

Cost	Land and buildings £m	Plant and machinery £m	Computer systems £m	T
At 1 April 2001	85.3	92.0	55.6	232.9
Additions	12.3	8.2	26.7	47.2
Disposals	–	(11.0)	(3.5)	(14.5)
Translation differences	(0.3)	(0.3)	(0.1)	(0.7)
At 31 March 2002	**97.3**	**88.9**	**78.7**	**264.9**
Depreciation				
At 1 April 2001	15.5	53.4	30.7	99.6
Charged in the year	1.8	8.8	9.3	19.9
Disposals	–	(7.1)	(3.2)	(10.3)
Translation differences	–	(0.2)	–	(0.2)
At 31 March 2002	**17.3**	**54.9**	**36.8**	**109.0**
Net book value				
At 31 March 2002	**80.0**	**34.0**	**41.9**	**155.9**
At 31 March 2001	69.8	38.6	24.9	133.3

7. Reconciliation of movements in shareholders' funds

	2002	2001
		(As restated)
	£m	£m
Profit for the year	**62.9**	71.0
Dividend	**(69.2)**	(59.8)
Retained (loss) profit for the year	**(6.3)**	11.2
Write back of goodwill on closure	**-**	1.0
Translation differences	**0.5**	24.4
New share capital subscribed	**3.0**	3.8
Net (reduction) addition to equity	**(2.8)**	40.4
Equity shareholders' funds at 1 April 2001 as originally stated	**416.5**	374.5
Prior year adjustment: implementation of FRS19	**(1.6)**	-
Equity shareholders' funds at beginning of year	**414.9**	374.5
Equity shareholders' funds at end of year	**412.1**	414.9

8. Net debt at the end of the year comprises:

Current asset investments	**16.3**	6.7
Cash at bank and in hand	**5.1**	10.6
Overdrafts	**(1.9)**	(0.4)
Debts due within one year	**(19.7)**	(23.4)
Debts due after more than one year	**(52.8)**	(69.0)
	(53.0)	(75.5)

9. Gross cash flows

Capital expenditure and financial investment		
Purchase of tangible fixed assets*	**(46.4)**	(22.6)
Sales of tangible fixed assets	**4.7**	0.8
Receipt of capital grants	**1.8**	–
Purchase of own shares	**(1.2)**	(2.5)
Net cash outflow for capital expenditure and financial investment	**(41.1)**	(24.3)

*Including capital accruals the purchase of fixed assets figure would be: 2002 £47.2m (2001: £26.0r

10. Prior year adjustment - adoption of FRS19

The Group has adopted FRS 19 Deferred tax in the current year. This standard requires companie policy of partial provision for deferred tax to full provision. A prior year adjustment has been made to r accounting policy and has been finalised from the original estimate included within the Interim Stateme to 30 September 2001. The effect of the change in accounting policy has been to increase the ta: current and prior periods as set out below:

	2002 £m
Taxation on profit on ordinary activities: overseas taxation	**(1.6)**
Profit for the period	**(1.6)**

The adjustments to the provisions for liabilities and charges at 31 March 2001 are as follows:

Provision for deferred taxation	
Equity shareholders' funds	

11. Principal exchange rates

	2002		2001	
	Average	**Closing**	Average	Clo
United States Dollar	**1.43**	**1.42**	1.48	1.
Euro	**1.63**	**1.63**	1.63	1.
Japanese Yen	**180**	**189**	164	1'

Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with a standards, using the accounting policies set out in the Annual Report for the year ended 31 March 2002.

The financial information set out above does not constitute the Group's statutory accounts within the mean the Companies Act 1985 for the years ended 31 March 2002 and 2001, but is derived from those accounts for 2001 have been delivered to the Registrar of Companies, and those for 2002 will be delivered follo\ Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified statements under section 237(2) or (3) of the Companies Act 1985.

Copies of the Annual Report and Accounts for the year ended 31 March 2002 will be available from 18 Company Secretary, Electrocomponents plc, International Management Centre, 5000 Oxford Business Parl 2BH, United Kingdom. Telephone +44 (0)1865 204000. The Report will also be published on the C www.electrocomponents.com.

The Annual General Meeting will be held at Electrocomponents plc, International Management Centre, 5C Park South, Oxford OX4 2BH, United Kingdom on 19 July 2002 at 12 noon.

END

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Company	Electrocomponents PLC
TIDM	ECM
Headline	Holding(s) in Company
Released	16:33 30 May 2002
Number	6795W

Notification of change in Shareholding of Substantial Shareholder

The Company received notification today (30th May 2002) that the overall holding of Co-operative Insurance Society Limited has fallen below 3.0% and that they no longer hold a notifiable interest in the share capital of the Company.

Co-operative Insurance Society Limited's current holding is 1.60%.

CARMELINA CARFORA

Group Company Secretary

30 May 2002

END

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SECRETARIAT

Please complete in typescript, or in bold black capitals.

CHFP029

363a

Annual Return

Company Number 647788

Company Name in full Electrocomponents plc

Date of this return

The information in this return is made up to

Day Month Year

31 / 05 / 2002

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year

31 / 05 / 2003

Registered Office

Show here the address **at the date of this return.**

*Any change of registered office **must** be notified on form 287.*

INTERNATIONAL MANAGEMENTCENTRE

5000OXFORD BUSINESS PARK SOUTH

Post town OXFORD

County / Region

UK Postcode OX4 2BH

Principal business activities

Show trade classification code number(s) for the principal activity or activities. 7415

If the code number cannot be determined, give a brief description of principal activity.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

Form revised September 1999

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

LLOYDS TSB REGISTRARS

THE CAUSEWAY

Post town: WORTHING

County / Region: WEST SUSSEX UK Postcode: BN99 6DA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town:

County / Region: UK Postcode:

Company type

Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Usual residential address must be given. In the case of a corporation, or a Scottish firm, give the registered or principal office address.

Name

* Style / Title: MS

Forename(s): CARMELINA

Surname(s): CARFORA

Address

FLAT 9, LANGFORD HOUSE

GLOUCESTER STREET

Post town: FARINGDON

County / Region: OXON UK Postcode: SN7 7JA

Country: ENGLAND

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: DR

Date of birth (Day Month Year): 18 / 01 / 1944

Forename(s): LESLIE

Surname: ATKINSON

Address: COBBS, 62 THE STREET

MANUDEN

Post town: BISHOPS STORTFORD

County / Region: HERTFORDSHIRE

UK Postcode: CM23 1DS

Country: ENGLAND

Nationality: BRITISH

Business occupation: DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day Month Year): 08 / 04 / 1940

Forename(s): TIMOTHY GWYNNE

Surname: BARKER

Address: THORPE HALL, THORPE MORIEUX

Post town: BURY ST EDMUNDS

County / Region: SUFFOLK

UK Postcode: IP30 0NW

Country: ENGLAND

Nationality: BRITISH

Business occupation: BANK & COMPANY DIRECTOR

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title	MR
Date of birth (Day / Month / Year)	28 / 08 / 1959
Forename(s)	RICHARD BENJAMIN
Surname	BUTLER
Address	5 HAZEL GROVE, HENLEY COURT
	KINGWOOD
Post town	HENLEY-ON-THAMES
County / Region	
UK Postcode	RG9 5NH
Country	ENGLAND
Nationality	BRITISH
Business occupation	GENERAL MANAGER

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title	MR
Date of birth (Day / Month / Year)	07 / 12 / 1952
Forename(s)	KEITH
Surname	HAMILL
Address	BRAMBLES, BEECHCROFT
Post town	CHISLEHURST
County / Region	KENT
UK Postcode	BR7 5DB
Country	ENGLAND
Nationality	BRITISH
Business occupation	CHARTERED ACCOUNTANT

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day / Month / Year): 06 / 09 / 1947

Forename(s): JEFFREY LINDSAY

Surname: HEWITT

Address: PALO ALTO, 6 COLLEGE WAY

Post town: NORTHWOOD

County / Region: MIDDLESEX

UK Postcode: HA6 2BL

Country: ENGLAND

Nationality: BRITISH

Business occupation: FINANCE DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day / Month / Year): 25 / 12 / 1944

Forename(s): ROBERT ARTHUR

Surname: LAWSON

Address: HEATH BARROWS, BAYWORTH LANE

BOARS HILL

Post town: OXFORD

County / Region:

UK Postcode: OX1 5DF

Country: ENGLAND

Nationality: BRITISH

Business occupation: CHAIRMAN DESIGNATE

Directors

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name * Style / Title: DR.-ING.

Date of birth (Day Month Year): 2 3 / 0 8 / 1 9 3 6

Forename(s): FRANZ DIETER

Surname: LENNERTZ

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Address: TAUBENWEG 1

Post town: 61462 KONIGSTEN

County / Region:

UK Postcode:

Country: GERMANY

Nationality: GERMAN

Business occupation: NON-EXECUTIVE DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name * Style / Title: MR

Date of birth (Day Month Year): 0 1 / 0 4 / 1 9 6 2

Forename(s): IAN

Surname: MASON

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Address: FULLAMOOR FARMHOUSE, CLIFTON HAMPDEN

Post town: ABINGDON

County / Region: OXON

UK Postcode: O X 1 4 3 D D

Country: ENGLAND

Nationality: BRITISH

Business occupation: CHIEF EXECUTIVE

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Name * Style / Title: MR

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day / Month / Year): 02 / 10 / 1947

Forename(s): NICHOLAS JOHN

Surname: TEMPLE

Address: 10 MARKHAM SQUARE

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: LONDON

County / Region:

UK Postcode: SW3 4UY

Country: ENGLAND

Nationality: BRITISH

Business occupation: DIRECTOR

* Voluntary details.

Name * Style / Title: MR

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day / Month / Year): 25 / 11 / 1936

Forename(s): DAVID STUART

Surname: WINTERBOTTOM

Address: 'WALNUTS END', 8 JACOB'S WAY

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: PICKMERE

County / Region: CHESHIRE

UK Postcode: WA16 0GZ

Country: ENGLAND

Nationality: BRITISH

Business occupation: DIRECTOR

Issued share capital
Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	**Number of shares issued**	**Aggregate Nominal Value** (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
£0.10 ORD.	435,048,261	£ 43,504,826.10
Totals	435,048,261	£ 43,504,826.10

List of past and present shareholders
(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns.

There were no changes in the period [ ]

	on paper	in another format
A list of changes is enclosed	[ ]	[ ]
A full list of shareholders is enclosed	[ ]	X

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 17 JUNE 2002

† a director/~~secretary~~

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes [ ] continuation sheets.
(enter number)

Please give the name, address, telephone number, and if available, a DX number and Exchange, for the person Companies House should contact if there is any query.

CHLOE COX, ELECTROCOMPONENTS PLC, INTERNATIONAL MANAGEMENTCENTRE, 5000 OXFORD
BUSINESS PK SOUTH, OXFORD, OX4 2BH

Tel 01865 207492

DX number ______ DX exchange ______

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 647788

Company name in full Electrocomponents Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	06	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	25,100	10,240	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	165.6p	306.1p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	647788
Company name in full	Electrocomponents Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	Day	Month	Year
From	13	06	2002
To			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	57,760	4,200	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	165.6p	234.6p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about its contents or the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all your shares in Electrocomponents plc, you should immediately forward this document and the accompanying form of proxy to your broker or other agent through whom you made the sale or transfer for transmission to the purchaser or transferee.

Electrocomponents plc

Approval of Long Term Incentive Share Option Plan

Renewal of the Board's authority for the purchase by the Company of its own shares

Notice of the 2002 Annual General Meeting of the Company to be held at the Company's premises, International Management Centre, 5000 Oxford Business Park South, Oxford OX4 2BH, at 12 noon on Friday 19 July 2002, is set out on pages 10 and 11 of this document. A form of proxy, which should be completed and returned so as to be received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6EF by 12 noon on Wednesday 17 July 2002, is enclosed for use at the Meeting.

CONTENTS

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

"Electrocomponents" or "the Company"	Electrocomponents plc
"Group"	the Company and its subsidiaries
"London Stock Exchange"	London Stock Exchange plc
"Ordinary Shares" or "Shares"	Ordinary Shares of 10p each of the Company
"the Plan"	The Electrocomponents Long Term Incentive Share Option Plan
"TSR"	Total Shareholder Return

Electrocomponents plc

(Registered in England No. 647788)

Directors
L Atkinson
T G Barker
R B Butler
K Hamill
J L Hewitt
R A Lawson
F D Lennertz
I Mason
N J Temple
D S Winterbottom

Registered Office
International Management Centre
5000 Oxford Business Park South
Oxford OX4 2BH

18 June 2002

To the holders of Ordinary Shares

Dear Shareholder,
I am writing to you in connection with the items of Special Business which will be proposed at the Annual General Meeting of the Company on 19 July 2002.

Long Term Incentive Share Option Plan
The Remuneration Committee (the "**Committee**") (all of whose members are non-executive Directors) has conducted a review of the remuneration policy for Executive Directors and senior managers. In carrying out that review, the Committee has been advised by independent pay consultants. The Committee has recommended to the Board that a new share option plan be established to replace both the Company's existing long term incentive plan and executive share option scheme. The Directors therefore propose and seek your approval to establish The Electrocomponents Long Term Incentive Share Option Plan (the "**Plan**").

At present, Executive Directors and certain other senior executives participate in the Company's long term incentive plan whilst other executives receive options under the Company's executive share option scheme. This creates an unnecessary and potentially divisive mis-match with the possibility of a pay-out under one plan and not the other for the same performance. Accordingly, the new Plan will be open to all participants on an equivalent basis.

The Committee believes that the Plan will encourage executives to identify their interests with those of the shareholders and will be an effective incentive and an important element in the remuneration package of the executives. Following approval of the Plan, the Company does not intend to grant any further awards under the existing long term incentive plan or executive share option scheme.

The new Plan will be administered by the Committee. All options will be subject to a performance target, the achievement of which will (other than in exceptional circumstances) be a condition precedent to the vesting of the option. In addition, notwithstanding the achievement of the performance target, options (other than those granted under the Inland Revenue approved part of

the Plan) will not vest unless the Committee is satisfied that the achievement of the performance target reflects the underlying financial performance of the Company over the performance period.

Careful consideration will be given by the Committee to the design of appropriate performance targets. Initially, it is intended that options will be granted with a target which will compare the Total Shareholder Return (share price growth plus reinvested dividends) (the "**TSR**") of the Company over the performance period with that of 13 other companies (the "**Comparator Group**") whose names are listed in Part B of the Appendix to this letter. The Committee reviewed a range of alternative benchmarks but found no significant historical TSR correlation between the Company and broad UK stockmarket indices such as the FTSE 100. The proposed Comparator Group reflects the business and geographic focus of the Company and exhibits a strong TSR correlation.

For performance at or below the median level, no part of the option will vest. 25% of the option will vest for performance of one position above the median with full vesting if the Company is ranked first in the Comparator Group. Between those two levels the option will vest on a sliding scale as set out below:

TSR Ranking	% of Options Vesting
1st/14	100%
2nd/14	87.5%
3rd/14	75%
4th/14	62.5%

TSR Ranking	% of Options Vesting
5th/14	50%
6th/14	37.5%
7th/14	25%
8th/14 to 14th/14	0%

The performance target will be measured over a minimum period of 3 years but, if the target is not met, the period will be extended to 4, and then 5, years. Once the target has been met in part, however, it will not subsequently be retested and the unvested part of the option will lapse. If the target has not been met at the end of 5 years, the option will lapse.

Careful consideration will be given by the Committee to award sizes having regard to market sentiment and conditions prevalent at the time of grant. The maximum face value of annual grants of options to participants will be up to 5 times annual base salary, expressed as the number of shares under option multiplied by the exercise price. The expected value of an option has been calculated to be approximately 20% of the face value of the option granted, i.e. an option with the maximum face value of 5 times base salary would have an expected value to a participant of 1 times base salary. The actual benefit to participants from the options will of course depend on share price growth and the level of achievement of the performance target. The table below provides an illustration of the gain on an option for an Executive Director at different levels of vesting and assumed share price growth:

Pre-tax gain after 3 years (multiple of salary)
Based on the maximum grant of 5 times base salary

Annualised share price appreciation	14	13	12	11	10	9	8	7	6	5	4	3	2	1
25%	–	–	–	–	–	–	–	1.2 x	1.8 x	2.4 x	3.0 x	3.6 x	4.2 x	4.8 x
20%	–	–	–	–	–	–	–	0.9 x	1.4 x	1.8 x	2.3 x	2.7 x	3.2 x	3.6 x
15%	–	–	–	–	–	–	–	0.7 x	1.0 x	1.3 x	1.6 x	2.0 x	2.3 x	2.6 x
10%	–	–	–	–	–	–	–	0.4 x	0.6 x	0.8 x	1.0 x	1.2 x	1.4 x	1.7 x
5%	–	–	–	–	–	–	–	0.2 x	0.3 x	0.4 x	0.5 x	0.6 x	0.7 x	0.8 x
0%	–	–	–	–	–	–	–	–	–	–	–	–	–	–
–5%	–	–	–	–	–	–	–	–	–	–	–	–	–	–
–10%	–	–	–	–	–	–	–	–	–	–	–	–	–	–
–15%	–	–	–	–	–	–	–	–	–	–	–	–	–	–

TSR rank vs. peer group

For example, if Electrocomponents' TSR were ranked fourth in the peer group after three years, then 62.5% of the option would vest and the rest would lapse. If the share price had grown by 15% p.a. over this period, then the pre-tax gain from exercising the vested option and selling the shares would be 1.6 times salary for an Executive Director.

It is intended that options will be granted over new shares. The Company expects to grant share options over approximately 1% of total shares outstanding each year (approximately 20% of which will accrue to Executive Directors). Based on an annual grant of options over 1% of total shares outstanding, the maximum proportion of incremental value created that could accrue to participants through unvested options would be approximately 3%. The remaining 97% would accrue to shareholders.

At 1% dilution per annum, the ABI limit of 10% dilution in 10 years could be reached only if the Company consistently finished first or second out of 14 in the Comparator Group (i.e. if all or most of the options actually vest). In this event, shares purchased in the market will be provided from an employee benefits trust to ensure that the "10% in 10 years" dilution limit is not breached.

A summary of the Plan is set out in Part A of the Appendix to this letter. Copies of the full text of the Plan may be inspected at the registered office of the Company and at the offices of Norton Rose, Kempson House, Camomile Street, London EC3A 7AN at any time during normal business hours on weekdays (Saturdays and public holidays excepted) up to and including the day of the Annual General Meeting, and at the venue for the Meeting from half an hour before the time fixed for the Meeting until the conclusion of the Meeting.

The rules of the Plan allow the Committee to make such amendments as may be necessary or desirable to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Group. In certain circumstances, it may be desirable to set up separate plans for employees working overseas. Resolution 8 gives the Directors the authority to set up such plans, subject to the same limits that apply to the Plan.

Renewal of Directors' authority to purchase own shares

Shareholders are also being asked to renew the authority conferred on the Directors last year to authorise the market purchase by the Company of its own shares. If Resolution 9 is passed, the Company will be authorised to make market purchases of up to 21,752,413 Ordinary Shares (representing approximately 5% of the Company's issued share capital). The maximum price to be

paid on any occasion will be restricted to 105% of the average of the middle-market quotations as derived from the London Stock Exchange Daily Official List for the five business days preceding any purchase. The minimum price will be 10p per Ordinary Share.

The Directors will only consider exercising the authority to purchase Shares when satisfied that it is in the best interests of shareholders to do so, and that any purchase will have a beneficial impact on earnings per Share, having first considered the other investment opportunities open to the Company.

Your Directors expect to ask shareholders to approve renewal of this authority each year.

As at 27 May 2002 (the latest practicable date prior to publication of this circular) there were outstanding options over a total of 7,048,351 Ordinary Shares representing 1.62% of the issued share capital of the Company at that time, and which would represent 1.71% of the issued share capital of the Company if the full authority to buy back shares were used.

Recommendation

Your Directors are of the opinion that the proposals set out in this circular are in the best interests of the shareholders as a whole and accordingly unanimously recommend you to vote in favour of the proposed resolutions set out in the Notice of Annual General Meeting on pages 10 and 11 of this document as they intend to do in respect of their own beneficial holdings.

Actions to be taken

A form of proxy is enclosed for use at the Annual General Meeting. You should complete and submit the form of proxy in accordance with the instructions printed on the form. To be valid, the form of proxy must be received not less than 48 hours before the time of the holding of the Meeting. The completion of the form of proxy will not preclude a shareholder from attending and voting in person at the Meeting.

Yours sincerely,

Bob Lawson

R A Lawson Chairman

APPENDIX – PART A

Summary of the main provisions of The Electrocomponents Long Term Incentive Share Option Plan (the "Plan")

1. Administration

The Plan will be operated and administered by the Remuneration Committee of the Board of Directors of the Company (the "**Committee**"), all of whose members are non-executive Directors.

2. The sub-plans

The Plan is divided into a number of sub-plans some of which are designed so as to enable tax-favoured options to be granted in the UK, the USA, France and Italy. There is also a further sub-plan under which participants will be entitled to a cash payment calculated by reference to the value of shares. For the purposes of the limits on an individual's participation, such rights will be treated as options.

The Committee may set up further sub-plans, including ones for employees working overseas.

3. Eligibility

Participants in the Plan will be selected by the Committee. Participants will be limited to employees and Executive Directors of the Group who are not within 18 months of anticipated retirement age.

4. Options

Options will entitle the holders to acquire Shares. Options may be either options to subscribe for new Shares to be issued by the Company or options to purchase existing Shares from an employee benefit trust (the "**Employee Trust**").

Options may be granted either by the Company or by the Employee Trust. In the latter case, the Company may grant the Employee Trust a corresponding option to subscribe for new Shares or the Employee Trust may purchase the necessary Shares in the market.

Options will be personal to the participant and may not be transferred. No payment will be required for the grant of an option.

5. Timing

Options may be granted, in the case of the first grant, in the 6 weeks following the approval of the Plan in general meeting and in the 6 weeks following approval of the Plan by the Inland Revenue. Thereafter, options may normally only be granted in the 6 weeks following the announcement of the results of the Company for any period.

6. Exercise price

The exercise price may not be less than an amount equal to the average of the market values of a Share, as determined in accordance with the Taxation of Chargeable Gains Act 1992, for the 3 dealing days immediately preceding the date of grant or, where options are granted pursuant to an invitation, the date of the invitation.

7. Individual limit

The maximum number of Shares over which an employee may be granted an option on any date, when added to those in respect of which he has been granted options under the Plan and any similar plan in the same financial year, will be limited so that the aggregate cost of exercise does not exceed 5 times the annual rate of an individual's basic pay (exclusive of bonuses, commissions and benefits in kind) at the date of grant.

8. Plan limits

The Plan will be subject to the limit that, on any date, the aggregate nominal amount of new Shares in respect of which options may be granted may not, when added to the nominal amount of new Shares allocated in the previous 10 years under all employee share schemes of the Group, exceed 10% of the equity share capital of the Company.

For these purposes, Shares are allocated when rights to acquire or obtain them are granted and otherwise when they are issued. Options which lapse, by reason of non-vesting, non-exercise or otherwise, cease to count. No account is taken of Shares which are acquired by purchase rather than by subscription except where such Shares were first issued to an employee trust for the purpose of satisfying a participant's rights. No account is taken of Shares which an employee purchases at market value.

Options may not be granted over more than 10,000,000 Shares under that part of the Plan which allows for the grant of tax-favoured options to participants in the US.

No options will be granted after 19 July 2012.

9. Performance targets

All options must be granted subject to a performance target, the achievement of which will normally be a condition precedent to the right of exercise. The Committee has the right to set different targets from year to year. The Committee also has the discretion to change the performance target from time to time if events happen which make it fair and reasonable to do so but not so as to make, in the opinion of the Committee, the performance target materially easier or more difficult to satisfy than it was when the option was first granted. A summary of the performance targets for options granted to the Executive Directors of the Company will be disclosed in the Annual Report each year.

In addition, notwithstanding the achievement of the performance target, options (other than options granted under the Inland Revenue approved part of the Plan) will not vest unless the Committee is satisfied that the achievement of the performance target reflects the underlying financial performance of the Company over the performance period.

10. Exercise of options

Options will normally be exercisable in whole or in part not earlier than 3 years and not later than 10 years after grant and only if and to the extent that they have become vested (that is, the performance target has been met).

11. Termination of employment

The following special rules apply on termination of employment:

(i) if the participant ceases to be employed for any reason (except summary dismissal) after the performance target has been met, he (or his personal representatives) may exercise his option in the 12 months after his employment ends;

(ii) if the participant's employment ends after the first anniversary of grant and before the performance target has been met as a result of death, injury, incapacity or retirement at or after his anticipated retirement age, the performance target will be applied over the period to the date of termination and if, as a result the option vests, he (or his personal representatives) may exercise a proportion of the vested option (calculated on a time-apportioned basis) in the 12 months following the termination of his employment. Unvested options will lapse; and

(iii) if the participant's employment ends in any other circumstances, his options will lapse.

For the purposes of these provisions, the Committee may decide to treat as a member of the Group any company of which the Company, directly or indirectly, beneficially owns at least 20% of the equity share capital.

12. Change of control

In the event of a change of control, a reorganisation, an amalgamation or a voluntary winding up of the Company, unvested options (other than those granted under the Inland Revenue approved part of the Plan) may only be exercised if and to the extent that the Committee so decides. In the event of a change of control participants may, with the agreement of the acquiring company, surrender their options in return for substitute options over shares in the acquiring company.

13. Listing

Application will be made for admission to the Official List of new Shares issued under the Plan and for permission to trade in those Shares. Shares issued on the exercise of options will rank equally in all respects with existing Shares except for rights attaching to Shares by reference to a record date prior to the date of allotment. The Company will at all times keep available sufficient authorised and unissued share capital to satisfy all outstanding options to subscribe for Shares.

14. Variation of capital

In the event of a variation in the share capital of the Company or in such other circumstances as the Board considers appropriate, it may adjust options in such manner as it determines to be appropriate.

15. Benefits non-pensionable

Benefits under the Plan will not form part of a participant's remuneration for pensions purposes.

16. Amendments

The Committee may make such amendments to the Plan as are either necessary or desirable to obtain or retain the approval of the Inland Revenue under the Income and Corporation Taxes Act 1988 or to take account of changes to that Act or other applicable legislation. The Committee may also make such amendments to the Plan and to any option as may be necessary or desirable to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Group.

Except as described above or for amendments designed to ease the administration of the Plan or to correct clerical errors, no amendment which is to the advantage of employees or participants may be made to those provisions dealing with eligibility, individual or Plan limits, the terms of options or the adjustment of options without the prior approval of the Company in general meeting.

PART B – THE COMPARATOR GROUP

The Comparator Group will be:

Arrow Electronic Industries Inc.
Avnet Inc.
Brambles Industries plc
Buhrmann NV
Daetwyler Holdings AG
Grainger (WW)
Hagemeyer NV
Manutan International
Misumi Corporation
Premier Farnell plc
Rexel SA
Takkt AG
Wolseley plc

The Committee has identified a further 5 reserve companies. These will be used to replace any of the companies in the Comparator Group that can no longer be used for benchmarking purposes (e.g. because they have been acquired). The reserve companies are: Applied Industrial Technologies; MSC Industrial Direct Co; Pioneer Standard Electronics; Rentokil Initial Plc; and Wesco International Inc.

Electrocomponents plc

(Registered in England No. 647788)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the Company's premises, International Management Centre, 5000 Oxford Business Park South, Oxford OX4 2BH on Friday 19 July 2002 at 12 noon.

The business of the Meeting will be:

ORDINARY BUSINESS

Reports and Accounts

1. To receive the accounts and the reports of the Directors and the Auditors for the year ended 31 March 2002.

Declaration of Dividend

2. To declare a final dividend on the Ordinary Shares.

Retiring Directors

3. To re-elect Mr K Hamill as a Director.
4. To re-elect Mr R A Lawson as a Director.
5. To re-elect Dr F D Lennertz as a Director.

Remuneration Policy

6. To receive the remuneration policy as set out in the Report of the Directors for the year ended 31 March 2002.

Auditors' appointment and remuneration

7. To re-appoint KPMG Audit Plc as Auditors of the Company and to authorise the Directors to agree their remuneration.

SPECIAL BUSINESS

To consider, and if thought fit, pass the following Resolutions of which Resolution 8 will be proposed as an Ordinary Resolution and Resolution 9 will be proposed as a Special Resolution:

ORDINARY RESOLUTION

Long Term Incentive Share Option Plan

8. THAT:

(a) the Electrocomponents Long Term Incentive Share Option Plan (the "**Plan**"), a summary of the main features of which is set out in the Appendix to the letter from the Chairman of the Company to shareholders dated 18 June 2002, be and is hereby approved and that the Directors be and they are hereby authorised to do all acts and things necessary to establish and carry it into effect;

(b) the Directors be and they are hereby authorised to establish a further plan or plans containing such provisions as the Directors may decide subject to the following:

(i) such plans must operate within the limits on the number of new Ordinary Shares which may be made available from time to time under the Plan;

(ii) such plans must, except to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws, contain limitations so as to ensure, so far as the Directors consider practicable, that the participants in such plans obtain no greater benefit than employees participating in the Plan; and

(iii) once established, the provisions of such plans may not be amended without the prior approval of the Company in general meeting if such approval would be required to amend the comparable provisions in the Plan;
and

(c) the Directors be and they are hereby authorised to vote and be counted in the quorum on any matter connected with the plans referred to in this Resolution (except that no Director may vote or be counted in the quorum in respect of his own participation) and any prohibition on voting and counting in the quorum contained in the Articles of Association of the Company be and is hereby relaxed accordingly.

SPECIAL RESOLUTION

Renewal of Directors' authority to purchase own shares

9. THAT the Company be and is hereby generally and unconditionally authorised in accordance with section 166 of the Companies Act 1985 (the "**Act**") to make market purchases (within the meaning of section 163(3) of the Act) of the Ordinary Shares of 10p each in the Company ("**Ordinary Shares**") provided that:

(a) the maximum number of Ordinary Shares hereby authorised to be purchased is 21,752,413;

(b) the minimum price which may be paid for Ordinary Shares is 10p per Ordinary Share;

(c) the maximum price which may be paid for Ordinary Shares is an amount equal to 105% of the average of the middle-market quotations for an Ordinary Share taken from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the date of purchase;

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such time; and

(e) the Company may make a contract to purchase Ordinary Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of such contract.

By Order of the Board
Carmelina Carfora Secretary

Dated 18 June 2002

Registered Office:
International Management Centre,
5000 Oxford Business Park South,
Oxford OX4 2BH.

Notes

(i) A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and (on a poll) vote instead of them. A proxy need not be a member of the Company.

(ii) Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those shareholders registered in the register of members of the Company as at 6.00pm on 17 July 2002 will be entitled to attend or vote at the Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of members after 6.00pm on 17 July 2002 will be disregarded in determining the rights of any person to attend or vote at the Meeting.

(iii) A form of proxy is enclosed. To be effective a proxy form and the authority (if any) under which it is signed or a notarially certified copy of such authority must be deposited at the offices of the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6EF, not less than 48 hours before the time fixed for the Meeting. Completion and return of a form of proxy will not preclude a shareholder from attending or voting at the Meeting if he/she subsequently wishes to do so.

(iv) The register of Directors' Interests and copies of all contracts of service of the Directors are available for inspection during business hours at the registered office of the Company and will be available for inspection at the place of the Meeting from half an hour before the time of the Meeting until the conclusion of the Meeting.

(v) Biographical details of the Directors who are proposed for election or re-election at the Annual General Meeting are set out on pages 24 and 25 of the Company's Annual Report and Accounts for the year ended 31 March 2002.

Electrocomponents plc Annual Report and Accounts 2002


RS
Nuneaton



Ian Bell Site Controller, RS Nuneaton, UK

Fulfilling our commitment

to our customers >>> we provide the highest levels of service available in our markets, with a very wide range of products to meet customers' needs: we continually search for new ways to delight our customers and ensure that the best way for them to buy small order industrial products is to use us.

to our employees >>> we know that the quality of our people will always be our competitive advantage; we employ policies of regular communication and planned development; we demand performance, not hours, and recognise the real value of balancing work and leisure.

to our shareholders >>> we have a well-understood and proven strategy which is on track to deliver excellent long term growth and we remain focused and determined to achieve it: in the current downturn we are not jeopardising our future prospects by excessive cost-cutting.

Electrocomponents distributes products to industry and technical people around the world. We offer our customers unrivalled choice, support and reliability underpinned by a commitment to service that lives across our business and is reflected in our continued financial success. As well as our results this report features just a few of our people talking about what that commitment means to them >>>

Turnover of continuing operations by destination



RS Rest of World
RS Japan
Allied North America
RS Rest of Europe
RS UK

RS Rest of Europe



Distributors
Benelux
Spain
Ireland
Scandinavia
Austria
Italy
France
Germany

RS Rest of World



Chile
South Africa
South Asia
Distributors
Australia/ New Zealand
North Asia

Financial highlights

	2002	2001	%
Turnover of continuing operations	£759.6m	£823.9m	–7.8%
Operating profit of continuing operations*	£108.7m	£130.9m	–17.0%
Profit before tax*†	£105.5m	£124.1m	–15.0%
Earnings per share*†‡	17.3p	20.2p	–14.4%
Dividends per share	15.9p	13.8p	+15.2%

*Before amortisation of goodwill
†2001: Before exceptional loss on closure of Pact
‡Prior years: Restated for implementation of FRS19

Turnover of continuing operations



£614.3m
£621.2m
£711.2m
£823.9m
£759.6m
98
99
00
01
02

Operating profit of continuing operations*



£110.0m
£103.2m
£118.3m
£130.9m
£108.7m
98
99
00
01
02

Profit before tax*†



£118.2m
£112.4m
£115.3m
£124.1m
£105.5m
98
99
00
01
02

Earnings per share *†‡



18.9p
17.8p
19.0p
20.2p
17.3p
98
99
00
01
02

Dividends per share



9.0p
10.5p
12.0p
13.8p
15.9p
98
99
00
01
02

Total shareholder returns



FT all share index
Electrocomponents
200
175
150
125
100
75
50
97
98
99
00
01
02

Our business and how we operate

Electrocomponents distributes a wide range of products, including electrical, electronic, industrial, health and safety and information technology components and equipment to over 1.5 million customers worldwide, operating through its RS and Allied subsidiaries. RS operates in 24 countries and exports to a further 160 worldwide, while Allied covers the North American market. The principal sales methods are a paper catalogue, CD-Rom, and Internet trading in all markets >>>

High service – the Electrocomponents difference

Our high level of service distinguishes us from other distributors and wholesalers. The orders we serve have a low average value of about £80 across the RS businesses. Speed, immediate availability, convenience and reliability are the determining factors in their choice of supplier, not price. Due to our exceptional service we are able to achieve gross margins of about 50% which in turn provides finance for additional services and for our development. This is in contrast to the large order values and lower gross margins of high-volume distributors, who do not offer our level of service.

The Electrocomponents competitive position


Orders served
Wholesalers
RS/Allied
Average order value
Number of different products

All of our services are designed to save businesses money on their small order buying. These include off-site stock management; free software which makes internet buying safe and easy for managers and end-users; and extensive technical support.

Barriers to entry

Because we serve users whose orders are small, we have a large number of customers as well as a wide range of products, all of which must be available immediately.

Our business must support tens of thousands of orders per day with hundreds of thousands of items in stock. To do this we have established excellent, responsive information systems, comprehensive catalogue management techniques, and have in-depth fulfilment know-how.

Over many years we have grown an extensive network of close supplier relationships. Moreover, our RS and Allied brands are trusted by customers because of their excellent service, proven over many decades.

All this has required considerable investment which we have made consistently throughout our 65 year history. Would-be new entrants face considerable barriers because of the front-end investment needed to meet service level requirements

Barriers to entry are firmly established in the UK, and we are building them rapidly in all our markets.

How we got here


Allied founded
Radiospares founded (RS UK)
Electrocomponents floats on stock exchange
Radionics Ireland
RS Taiwan
Radiospares France, RS Austria and RS Australia
RS Germany
RS Italy and RS Denmark
RS Singapore and RS Amidata Spain
RS South Africa and RS Chile
RS Hong Kong – 6 offices in China
Internet trading launched
RS Benelux, RS Malaysia, RS Philippines and RS Sweden
RS Japan and Allied Electronics (US and Canada)
RS Norway
1928
37
67
84
89
90
91
92
94
95
96
97
98
99
02



How we do it


Suppliers
Product Management
Supply Chain
Media Publishing
Facilities
Operating Companies
Customers
e-Commerce
Human Resources
Information Systems
Finance
Legal and Company Secretarial

Local fulfilment, global support

The Group operates a matrix structure.

Local Operating Companies:

Customers are served from local companies based in their own market. Most companies have their own warehouse for fast, reliable fulfilment of the most popular products. They all draw on the Group Processes for product buying and selection, catalogue management, information services and supply chain support.

Where we are

RS companies

Australia	Japan
Austria	Malaysia
Belgium	The Netherlands
Chile	New Zealand
China	Norway
Denmark	Philippines
France	Singapore
Germany	South Africa
Hong Kong	Spain
India	Sweden
Republic of Ireland	Taiwan
Italy	United Kingdom

Allied Electronics

Canada

United States of America

Additionally, we export to distributors and directly to over 160 countries.

Group Processes

Product Management: identifies and selects products to be sold by the Group and purchases them in the most effective manner.

Supply Chain: is responsible for the logistics of product supply, including management of all stocks. The team works to maximise stockholding efficiencies and the local Operating Companies' ability to meet customer order demand.

Media Publishing: provides the central expertise for design, production and effectiveness of all media.

e-Commerce: is responsible for developing and co-ordinating business-to-business e-Commerce across the Group.

Facilities: provides the expertise to develop our warehousing capacity and properties internationally. This team, together with the Supply Chain, provides the integrated logistics requirement for the Group.

Information Systems: is responsible for the integrity of our systems and for all hardware, software and systems development. An important responsibility is to monitor and develop the commonality of our databases and assess systems innovation.

Human Resources: is responsible for supporting the recruitment, development, motivation and retention of senior employees, in order to ensure the availability of skills to meet business needs. There is a central core team which works with local expertise.

Finance: provides guidance and support for forecasting and measuring business performance. Individuals form part of Operating Company and Process management teams, whilst a central resource manages external reporting, tax, treasury and operational audit.

Legal and Company Secretarial: provides expertise and control to ensure conformance to international and local laws and regulations.

Our aims and how we're achieving them

We have said that our goal is to lead the high service segment of every distribution market in which we operate. Over many years we have demonstrated this leadership in the UK and over the last decade in continental Europe, while more recently we have created similar positions throughout Asia and in Japan. With Allied we have a strong base to develop in North America. In this section we take a closer look at our strategy and market potential >>>

Group strategy
Our strategy is simple: to implement and grow our business model around the world, and we achieve this through meeting the service expectations of our customers everywhere, through sustained investment in products and services, and through the dedication of our people. This proven strategy is underpinned by our deep understanding of customers' needs, gained from over 65 years' experience in creating the UK's leading high-service distribution business.

The core RS business model is based on an average order value of about £80 and a gross margin of over 50%, which we have replicated everywhere we operate.

We focus on four key areas:

Developing new products and services
The experience gained from creating the high-service distribution business in the UK is embedded in our strategy. We continually develop and extend the range of services and products we offer. By diversifying into new product areas, most recently information technology, we add new customers and by deepening our knowledge of customer needs we are able to extend our services and increase customer loyalty.

Opportunities in electronic trading
We see e-Commerce as a means of offering customers ever higher service levels. Business-to-business internet trading is a major opportunity for us: our initiatives include providing trading websites in all our markets, e-Purchasing capabilities and establishing marketing agreements with recognised portals. PurchasingManager™ is a new internally-developed service, free to customers, which combines ease of purchasing for users with tight controls for managers. Because of their confidence in our brands, content and fulfilment record, customers are using this channel in rapidly growing numbers.

Developing our markets
The proven effectiveness of our business model has opened up many opportunities for high-service distribution in new geographical markets – specifically continental Europe, Asia, Japan and North America.

By sharing best practice and tailoring as necessary to local markets, we are confident that our businesses in all these regions can reach the same size, relative to their local economies, as RS has achieved in the UK. And in the UK itself, though the market is more developed, considerable opportunity remains.

UK: The RS UK business can experience growth in advance of the UK economy by furthering its penetration of both its customer and product bases. At present we estimate that this penetration is only 6% of our relevant market within UK manufacturing, and 1.5% in non-manufacturing. There is therefore plenty of room for growth, particularly from our market-leading e-Commerce services.

Our business opportunity


Sell more
• penetration of business
• breadth of purchase
Sales growth
Existing customers
Acquire more customers
% of product supplied
Number of businesses with small volume industrial product need

Continental Europe: The combined economies of Germany, France and Italy present us with an opportunity several times larger than the UK, so our strategy is to view Europe as a market with many common products and services. We are investing heavily in marketing and infrastructure on a local and regional basis to achieve our full potential.

North America: We gained a leading position in this well-developed market in 1999 through the acquisition of Allied Electronics, a high-service distribution company similar to RS. Electrocomponents has invested to improve the levels of service offered by Allied, while other initiatives are underway to share the benefits of Allied's experience across the RS businesses. In this market, where competition is stronger than in our other markets, we see opportunities for growth through market consolidation as we displace smaller competitors.

Japan: Before we rolled-out our RS model into Japan in 1999, the concept of small-order high-service distribution did not exist. Customers are proving very receptive, which confirms our view that this market has excellent growth potential. RS has no significant competitors in Japan.



Asia: We are creating the high-service distribution market across Asia. Singapore is our hub for the ASEAN countries. Our main thrust is in China, where our investment includes local order fulfilment and a very successful Chinese language catalogue and website. We continue to develop our businesses in the rest of the region.

Group processes

By leveraging off our infrastructure and centralised processes we have been able to expand globally and accelerate the development of all our businesses. We can enter new markets with unmatched levels of service and confidence and at much lower cost than our competitors.

Our market potential

The opportunity to grow our business profitably is very large. We will generate considerable sales growth by realising the full potential of our markets, and increase our profitability by reducing costs through economies of scale. Our goal outside the UK is to grow each operating company to the same relative size and profitability as RS in the UK. Internally, we refer to this goal as "The Prize". In most of our major markets the customer base and competitive structure makes this goal entirely feasible.

Expanding within our markets

The chart below illustrates the scale of the opportunity in each of our geographic regions. Our potential market is proportionate to the Gross Domestic Product (GDP) in the countries in which we operate: we use GDP because our offer is taken up and valued, not just by the manufacturing sector, but by all sectors of an economy. This has been demonstrated in the UK, where about 50% of our customers are not in the manufacturing sector. We take RS UK's current sales compared to UK GDP as our benchmark.

Market penetration relative to UK


Sales
Gross Domestic Product (est 2001)
100%
12%
4%
1%
7%
UK
Rest of Europe
North America
Japan
Rest of World

Scale benefits

As our businesses grow in their markets, economies of scale are realised and local costs reduce relative to sales. Marketing costs per customer, such as catalogue costs, decrease as the number of customers and their purchasing frequency grows.

The 'Scale curve' chart shows how local business costs as a percentage of sales fall as sales increase. With consistent gross margins across the business, this trend translates into higher contribution margins and hence profit growth ahead of sales over time.

Scale curve


Local costs as a % of sales
Manage down
40
20
0
% of sales
1
10
100
1000
£m Turnover

The local costs of RS UK are about 20% of sales at the current sales level. All our other businesses have lower sales and so are higher on the curve. They are all managed down the scale curve.

Products and services growth

When we enter a new market, our offer is initially based on electronic and electrical products. When we have a deeper understanding of our customers' requirements we extend this range. In the UK for instance, we offer product areas ranging from health & safety to information technology, hydraulics, tools and technical books, all in response to customer demand.

The loyalty of our customers is built on the quality, breadth and reliability of our services. Loyalty is measured by the frequency with which customers buy from us, and it increases as the business grows and we are able to offer new services. For instance, RS in the UK offers same-day despatch for orders received by 8pm; following acquisition, Allied extended its cut-off time to 9pm. Internet trading is available in every market, with more advanced features having been rolled out from the UK to Europe and Japan.

Strategy in action

The chart below shows how, over the four years since 1998, our continental European businesses have increased profits ahead of sales: 52% sales growth has given us 98% profit growth. Our annual sales growth, when not affected by weakness in the major economies, has been c.20%.

RS Rest of Europe – Five year reported results


Turnover
Operating profit
300
250
200
150
100
50
0
£m Turnover
40
32
24
16
8
0
£m Operating Profit
139.0
166.6
172.5
203.6
210.7
98
99
00
01
02



Our upgraded e-Commerce capability means that RS websites in Europe and Japan now have advanced usability and functionality, and greater adaptability. Besides offering customers a low-cost, low-risk entry into internet trading, we deliver real benefits such as significant savings on small order buying. We are constantly exploring and strengthening this important link to customers to enhance our best-in-sector service offer. And the sector has been quick to respond. Our customer base comprises a healthy balance of longstanding customers, new customers from existing client companies, and completely new customers – with numbers in all categories rising rapidly. There are many exciting possibilities in e-Commerce; we aim to maintain our leadership position by continuing to develop this channel with practical usage and value to customers in mind.





Building relationships online

"Based on the highly successful UK model, our new European Internet Trading Channel (EITC) gives us a common European platform of proven capability."
Sue Milne, e-Commerce manager



When it comes to shipping, you really can't afford to miss the boat. Whether it's a regular delivery of technical parts for a journey or a last-minute emergency, Electrocomponents delivers. In the UK we can provide 98% availability at any moment for each of our 130,000+ products, together with a range of delivery options to suit the customer.

And when this ship reaches its destination, whether it's Yokohama or Sydney, San Francisco or Singapore, we'll be ready to supply it again.

Our stock availability increased over the last year, even though Group stock holding has been reduced by nearly 20%. That's what we mean by world-class logistics!

Customers around the world are attracted by our product range, availability, speed, reliability and expertise.



Around the world, around the clock

So what drives our success?

Firstly, world-class logistics. Our Supply Chain process, introduced five years ago, enables us to forecast demand, co-ordinate stock levels and optimise operations across the Group, and make sure that customers have what they need where they need it, when they need it.

Secondly, we have a proven business model. It works consistently across countries and technologies. Wherever we've gone, in Europe, Asia and North America, local business has responded enthusiastically. Nevertheless, there is huge untapped potential in these markets. We aim to fulfil that potential, and by doing so lead the high service segment in every one of our overseas markets.



We run a Managed Stock Replenishment service for The North British Distillery Company Ltd., a subsidiary of Diageo. Having previously relied on internal labour to assess stock levels and manually record orders for long lists of small-quantity items, the company now has an easily managed system that has freed up labour and reduced costs.

The right products, right here, right now

It may not be the most glamorous aspect of business, but stock management is critical to commercial success – too much stock, and the business pays heavily in terms of overheads. Too little, and customers are let down and sales and reputation are lost.

RS is the best way for customers to buy their smaller volume industrial products: our customers can rely on us to deliver just the items they need, just when they need them – saving time and money and giving peace of mind. This is the RS Value Proposition.

Our services are designed to fit the needs of any business, large or small. They include:

- providing the most advanced technologies in e-Commerce and e-Purchasing – free of charge
- purchasing management services, tailored to individual businesses' needs
- technical helplines and data that help customers get the most out of the products they buy
- a range of delivery options, from regular supply to overnight delivery to courier despatch.

We have wide experience and expertise in stock management. Sharing that expertise builds success for our customers and ourselves.





Chairman's statement

Our confidence in taking the opportunities available to the Group is undiminished >>>

Results

This report is prepared against a background of exceptionally tough conditions in all geographic markets, particularly in the electronic and telecommunications manufacturing sectors.

Group sales declined by 7.8% to £759.6m and profit before tax and amortisation of goodwill by 15.0% to £105.5m. The return on sales declined to 13.9% from 15.1% as costs important to the Group's future growth were sustained, and strategic investments, particularly in e-Commerce, were increased. Sales were reduced as rationalisation programmes that constrained our customers' buying were actioned across many sectors of industry. Whilst the absolute performance is a significant decline on prior year, the Group's overall performance has been robust and this provides confidence for our future prospects.

In spite of the tough conditions, it is important to emphasise that management has continued the strategic development of the Group, the detail of which is contained in Ian Mason's report. This continued strengthening and enhancement of the Group's capability is critical to creating the platform to generate a superior and sustainable earnings stream. This enduring characteristic of Electrocomponents is the foundation block upon which future value is built. The growth potential of our businesses remains unchanged and will continue to be realised as economic conditions improve.

The Board recommends that the final dividend is increased by 15.2% to 11.0p to give a full year dividend increase of 15.2% to 15.9p. The dividend growth is underpinned by the exceptional ability of the business model to generate cash. The net debt reduced from £75.5m to £53.0m, even after a considerable increase in capital expenditure including: investment in systems; e-Commerce development for all European markets and Japan; and the new warehouses for the Italian and German operations.

Management

The year under review has seen significant change in the management of the Group. Roy Cotterill retired after six years as Chairman. Roy led the business during a period of great change as the major strategic thrust to create the required global infrastructure was delivered. He retired having witnessed Electrocomponents establish a position in every major economy of the world. We do wish Roy a very happy and well-earned retirement.

The executive teams under Ian Mason's leadership have settled well. This team, which was instrumental in developing the Electrocomponents strategy, provides continuity of direction combined with the knowledge and experience to drive development aggressively. An example of the continued evolution of the Group has been the establishment of regional management structures in the UK, Continental Europe, Asia, USA and Japan. This provides the local focus to drive market development whilst creating the infrastructure to share best practice on a regional and global basis. The Group has a clear direction and is in good hands for its future.

Our staff have experienced a tough year with customer demand weakening. In addition, they have had to cope with the frustrations and complexities of major customers undertaking

It's about having the opportunity to develop yourself in different parts of the Group as part of an international business.

Anders Friis
Finance, RS Scandinavia



restructuring or major reorganisation. In such circumstances, it has been very difficult for them to develop relationships and to maintain previous revenue levels. Faced with these conditions and uncertainties, they have worked diligently to maintain and enhance our service to customers, and it is this standard of service that creates the differentiation for the Group in all our markets. On behalf of the Board and the shareholders, I am delighted to offer them a sincere vote of thanks.

Accompanying this Report and Accounts there is a Circular containing a proposal for a new and more effective Long Term Incentive Share Option Plan for the Group's Executive Directors and senior management. It is designed to link success in delivering the strategy to rewards for management. The Plan does ensure that shareholders benefit ahead of management but also rewards management for superior performance. The Board will recommend the Plan for approval at the Annual General Meeting.

Current Trading

Since the year end, the sales per day of the Group have been similar to that of the preceding quarter. This is a welcome sign of improving month-on-month stability, though trading remains volatile. Since January, sales per day have increased modestly in Allied and our Asian businesses, have been stable in continental Europe and have declined slightly in the United Kingdom.

Leading indicators, such as the Purchasing Managers Indices, are now more positive on the prospects for recovery in our major markets, however current manufacturing activity remains low. Based on our experience of previous cycles we anticipate that it will take some months before the positive moves in the indicators are reflected in our customers' buying. We are focusing our sales and marketing activities on those customers best placed to benefit from recovery, including making full use of our newly extended internet capabilities. It is noteworthy that our sales over the internet amounted to over £51m as a whole and grew by over 50%.

We are continuing to manage our gross margin, cost base and working capital effectively and consistent with a difficult trading environment. Our investments in initiatives critical to the longer term strategy of the Group have been sustained and a major systems programme developed. We anticipate such investments continuing in the current year. Our financial robustness has been demonstrated by our ability to fund major investments and increase dividends whilst reducing net debt significantly.

We have managed our businesses through this challenging year so that they remain well positioned to benefit from an upturn in our markets. Our confidence in being able to capitalise on the opportunities available to the Group is undiminished.



Bob Lawson, Non-Executive Chairman



Chief Executive's report

Continued progress has been demonstrated – we are committed and confident about our future >>>

Overview

Economic conditions in almost all the markets in which we operate have been depressed, making for a difficult year as a whole, with the second half being more difficult than the first. The reasons for this global downturn are well known, however, a specific impact in our case has been the very dramatic fall in the electronics sector which particularly affects our US business.

Our businesses are resilient but not immune to the prevailing economic conditions. Sales growth rates in all of our markets have been impacted. On a full year basis: reasonable growth was achieved in Europe and Japan; Asia was relatively flat; the UK experienced a moderate, and the US a significant, decline in sales. e-Commerce sales increased strongly in all our markets.

Our management strategy in these difficult times is very clear. We will not be deflected by short term economic pressures from doing what is right for the long term growth of the Group. Our businesses have enormous growth potential and we have maintained our strategic investments in them. In parallel, we have continued to manage our gross margins and the cost base to offset in part the impact of sales shortfalls. Stock has been reduced significantly whilst maintaining our exceptional service levels, and the already strong cash generation of our business was improved. Net debt was reduced by £22.5m even after a substantial increase in capital expenditure.

These external trends are cyclical, economic conditions will improve, and our views on the long term growth potential of our business model worldwide remain unchanged.

During the year, the senior management structure beneath Board level, which manages and controls the day-to-day operations of the business, was realigned to reflect the increasingly global nature of the business. The Group Executive Management Team (GEMT) was formed, whose membership consists of the Executive Directors and the Regional and Process heads. This team meets regularly to develop strategy and drive the sharing and implementation of best practice around the Group.

I will now summarise the performance of our businesses by geographic region.

UK

RS UK	2002	2001
Sales (in UK)	£379.7m	£412.4m
Adjusted sales (decline) growth	(7.6)%	2.7%
Sales (by origin)	£393.0m	£426.0m
Adjusted sales (decline) growth	(7.4)%	3.3%
Contribution	£126.2m	£136.2m
Contribution %	32.1%	32.0%

The growth demonstrated by the RS UK business in 2001 was short lived in the face of general economic difficulties and the continued pressure on the manufacturing sector. In 2002, overall sales declined by 7.4% (adjusted for trading days) to £393.0m. Growth among customers in some sectors of the economy (transport, services, etc) was insufficient to offset declines, particularly in manufacturing and telecommunications. Due to these factors and the impact of rationalisation within our customer base, the total active customer numbers also declined by 7%. UK sales in the second half declined by 10.7% (adjusted), but exited the financial year at a slightly lower rate of decline.

Despite lower sales, the UK contribution margin improved to 32.1% from 32.0% through good control of gross margin and local costs, which demonstrates effective management in difficult times. RS UK remains a highly profitable business and extremely cash generative.

We strongly believe in the growth still available to our UK business. All types of business value our services and we have customers in all Standard Industry Classification codes. Many businesses, however, have not yet become our customers. Even within the manufacturing sector, we estimate that our penetration is only 6% of our relevant market, and this declines to 1.5% in non-manufacturing. Although half our customers by number are now in non-manufacturing businesses, they generate only approximately 40% of our sales. There are also many other potential users within our current customer accounts who do not yet buy from RS. Our task is to reach more businesses and more individuals within them and convince them of the value of the RS service. Currently we are generating one thousand new customers each month.

We also aim to increase the frequency and breadth of purchase (the number of different products purchased) of our customers. Many of our customers currently purchase within a narrow range of products: they can be encouraged to broaden their use of our very wide product offer and come to rely on RS for more of their small order needs. At the end of the year the catalogue contained 132,000 products, but many customers bought only a small number of these products compared to their potential requirements from our range.

To realise our customer potential the UK business invested during the year in increasing its field sales force and undertook a major sales force development programme. Our telesales activities were increased and we have successfully introduced a new customer acquisition programme. This reduces the time it takes for new customers to increase their frequency of purchase.

Sales coverage has been intensified around each of our 13 trade counters, to increase our penetration of customers in each area. We continue to see considerable success with our Managed Stock Replenishment service from our trade counters to large customers: in this service we monitor our customers' stores for them and ensure that they have what they need when they need it. We have seen increases of around 40% in sales to participating companies. We have made the task of running their businesses easier and saved them substantial amounts of money, proving the value of using RS.

We have increased the focus of our marketing programmes on growing sectors, such as health, defence and transport. Direct mailing programmes have been very successful in stimulating customer



It's about making sure that customers have what they need when they need it, and know they can rely on us to get it for them quickly and accurately.

Debbie Moore
Nuneaton operations, RS UK

activity, and we continue to use specialogues (small catalogues) to improve the relevance of our offer to customers.

I discuss our e-Commerce activities for the Group as a whole later in this statement. Within the UK, trading over the internet at the end of the year represented over 10% of sales, up from 7% at the end of last year.

Exports from the UK to distributors and direct to overseas customers declined by 4.8% as the global economy suffered and Sterling remained strong.

Rest of Europe

RS Rest of Europe	2002	2001
Sales	**£210.7m**	£203.6m
Adjusted sales growth	**4.1%**	21.8%
Contribution	**£40.4m**	£38.5m
Contribution %	**19.2%**	18.9%

Sales in Europe grew by 4.1% (adjusted for trading days and at constant exchange rates) from £203.6m to £210.7m, which is now 28% of Group sales. Trading in the second half was more difficult than the first half and there was a small sales decline (adjusted) which persisted at the year end. Even at these more modest growth levels the success of the RS strategy (sales growth with improving contribution margins) was demonstrated and contribution margins improved by 0.3 percentage points to 19.2%. Managing the scale curve, tight cost management and improving gross margins all led to the improved contribution margin. "The Prize" potential in the Rest of Europe remains enormous when compared in relative size terms to the UK and we are following our well established strategy towards achieving this "Prize".

We are managing these markets on a more common basis and during the year a Regional General Manager was appointed for the Rest of Europe, covering businesses in France, Germany, Italy, Austria, Scandinavia, Ireland, Spain and Benelux.

The transfer of best practice between these businesses has continued with encouraging results. For example, RS Italy successfully piloted a scheme which promotes relevant or interesting products to customers as they order other products. This was successful and we were able to roll it out swiftly and efficiently to other markets. Similarly, another Italian initiative increased orderfill (the percentage of orders we can fulfil immediately from stock) by ensuring that good alternative products are offered if a product being sought is temporarily unavailable: consequently orderfill increased by about one percentage point. Again this experience has been rolled out.

We continue to exploit our very strong position in continental Europe. Our approach combines local nationals managing each business to drive growth through implementing the RS Core Business Model, together with Processes providing world-class support to drive effectiveness.

Through the year service levels in all markets improved, even though the level of stock was reduced.

Our more advanced e-Commerce capabilities developed in the UK, discussed later in this report, have now been rolled out across the Rest of Europe at a cost of over £5m.

RS Rest of Europe – sales, customers and products	Adjusted sales growth	% Increase in active customers	Number of products
France	3.3%	3%	95,000
Germany	6.7%	1%	82,000
Italy	1.1%	4%	80,000
Smaller businesses	4.7%	1%	55,000

The modest increases in customers reflected the more difficult economic conditions within these markets as the year progressed. The product offer reflects the different stages of development in each of our markets.

For much of the year Radiospares in **France** has been preparing for the first implementation of our significant systems development (as discussed in Richard Butler's report) which should go live in the second half of this year. This will subsequently be extended to all companies in Europe (including the UK). Radiospares should be the first business to generate the substantial efficiency benefits and rewards from better customer service that the improved processes and systems will support.

Growth of our businesses in **Italy** and **Germany** has driven investment in new warehouse facilities in these countries. The move to the Italian warehouse has been completed without problem, and the fit-out of the new German facility is progressing to plan. This is a major new investment situated in Bad Hersfeld, about 140km north of Frankfurt, where our current facility is located. The new building and systems in this more central location will enable us to increase our service levels and to take orders for same day despatch until later in the day than we can in our current facility.

The **smaller businesses in Europe** had differing results. Radionics in Ireland was significantly affected by a steep decline in the technology sector while Spain showed good growth throughout the year. Austria and Benelux were broadly flat for the year. Scandinavia showed growth in the year, even without the contribution of our distributor in Norway since its acquisition in September 2001. This Norwegian business has now been integrated into our Scandinavian operations. With the creation of a regional management structure for continental Europe, we will increasingly see the smaller businesses leveraging off their larger neighbours.

North America

Allied North America	2002	2001
Sales	**£110.5m**	£148.7m
Adjusted sales (decline) growth	**(27.6)%**	24.6%
Contribution	**£15.9m**	£26.4m
Contribution %	**14.4%**	17.8%



Chief Executive's report *continued*

Sales of our Allied business in the US declined by 27.6% (adjusted) to £110.5m. Allied experienced the combined effects of sharp economic slowdown and what was the worst slowdown in electronics demand since 1959 according to the Semiconductor Industry Association. The National Electronic Distributors Association reported that US distributors suffered an average year-on-year sales decline of 40% in the fourth quarter of calendar year 2001. Allied is an electronics rather than a broad range industrial distributor like the RS businesses and so was particularly impacted. Allied's customer base was much more stable, however, declining only 3%. The downturn is cyclical, as was the previous year's upturn, and we are confident that as market conditions improve Allied will return to its long term trend growth.

Allied's decline in sales was steepest around the half year. Since then the rate of decline has more than halved.

Allied's profit contribution on sales declined by 3.4 percentage points to 14.4%, despite actions on gross margins and costs. The decline in sales was almost entirely due to a fall in average order value, which also resulted in lower discounts. This, together with selective pricing adjustments, increased gross margin by over 2 percentage points.

Cost management has resulted in labour headcount being reduced by 16%, substantially all of which was part-time and contract labour. However, the extensive sales branch network and sales force have been sustained, as we believe that these provide competitive advantage. The branches give customers the personal contacts they value and ensure that we meet their service requirements better than less capable competitors. Management has not reacted to the downturn in any way which will prejudice the future long term growth potential of the business.

Different parts of the US economy had different experiences and resources have been targeted on growing segments, for example, defence, health and utilities. Over a million new potential customers have been identified who are now being targeted using various tools including direct mail and personal follow-up from the local sales offices. A number of incentive programmes were introduced to increase our penetration of growing customers, and these campaigns have produced good returns.

Allied's stock was reduced by 27.5% whilst maintaining superior customer service levels. Allied was rated number one in product availability in North America in customer surveys conducted by Electronic Buyers News, a major US trade magazine. The product offer was 125,000 at the end of the year.

e-Commerce sales have increased by 45.0% and are now 6% of total sales. "Punch-out" technology, which enables customers to build orders by "punching" through their own firewall to our website before returning to have their purchases authorised, is being used with several large national accounts who have e-Procurement software for order processing.

Japan

RS Japan	2002	2001
Sales	**£9.0m**	£8.6m
Adjusted sales growth	**15.3%**	184.8%
Contribution	**(£4.7m)**	(£6.3m)

Sales in Japan have grown by 15.3% (adjusted) to £9.0m. Losses of £4.7m were down from £6.3m last year. The low growth compared to the previous year is attributable to a rapid downturn in the Japanese economy, particularly in the electronics and manufacturing sectors. We have seen sales to some of our more established electronics customers decline because they have made a number of their engineers redundant, some of whom were our customers. However, the total number of customers served by RS Japan has grown by 15% and the average order frequency of these customers has also grown. This demonstrates that the Japanese engineer continues to value the RS service. This experience reinforces our view that the market potential remains huge.

The second half growth of 8.1% was lower than the first half, and this rate persisted to the year end.

Marketing activities have been implemented to accelerate the rate of customer acquisition and to increase the breadth of purchase of existing customers. The sales force has successfully targeted "recession proof" customers, for example, universities and government institutes.

We continue to follow our well-proven strategy of implementing the RS Core Business Model in Japan: increasing the product range through adding new technologies and increasing the number of customers and the breadth of purchase of those customers. The number of products has grown to 43,000, which is an increase of 70% since launch. The range of products has started to widen to cover electrical and mechanical products in addition to electronics, as we build up to our typical broad range industrial offer which can satisfy our customers' needs.

e-Commerce business in Japan has grown to 19% of total sales. Our more advanced internet capability, entirely in the Japanese language, was successfully launched in April 2002. A dedicated team has been created to drive sales through this exciting new e-Commerce opportunity.

To meet the potential in this market we have decided to relocate the business to a larger warehouse in a better location for serving customers. This will happen in the summer of 2002.

Given the trading backdrop and additional investments, the business is now planned to break even at the end of the 2004 financial year.

Rest of World

RS Rest of World	2002	2001
Sales	**£36.4m**	£37.0m
Adjusted sales growth	**1.0%**	17.1%
Contribution	**£0.2m**	£1.8m
Contribution %	**0.5%**	4.9%



It's about successfully replicating the Group's business model around the world, offering Japanese engineers the best way to buy their small-volume industrial product.

Jay Yamaguchi
General Manager, RS Japan

Sales in the rest of the world grew by 1.0% (adjusted) to £36.4m. The second half declined by 1.2%, but the businesses were growing again by the end of the year. Asia accounts for most of this segment.
Asia: Asia sales declined by 2.3% (adjusted) as these markets are closely linked to the US and have therefore seen very difficult economic conditions.

The Asia region is being managed on an integrated basis by a Regional General Manager. The primary focus has been to improve the sales effectiveness across the region and to transfer best practice.

Sales for the whole of **North Asia** were level (on an adjusted basis) with last year. This reflects growth in China and declines elsewhere.

Sales in China grew by 10.8% (adjusted). China held up longer in the global economic downturn, with the first signs of this downturn seen during the second half in the manufacturing centres of Southern China. Strategic investment in catalogues and fulfilment during the year amounted to £1.4m (2001: £2.5m).

Over 5,000 new customers were acquired in the year. Our Shanghai warehouse gained approval for same day despatch from the warehouse with retrospective customs clearance, so allowing us to improve considerably the service level offered in the Shanghai region. Following its entry into the World Trade Organisation, however, China has begun to place more controls on imports. Although these restrictions are not fully operational, they have caused us some disruption that we expect to continue until the new procedures are implemented consistently.

In some months, up to 30% of Chinese sales came via the internet. This was driven by particular incentive programmes, and shows the relevance of e-Commerce to all of our markets.

Hong Kong and Taiwan faced difficult trading because of the dependence of their markets on world trade levels and electronics. Our sales declined in the year.

Sales in **South Asia** declined by 7.1% (adjusted) with Singapore being particularly badly affected because of its strong links to the US economy, and the importance of electronics. In spite of this, our marketing and sales actions grew the customer base by 9% to provide a sound platform for recovery. During the year significant investment was made in systems to support future growth.

Sales in **Australasia** declined by 1.2% (adjusted). The Australian economy grew in the year, but not in the sectors where our customers are concentrated. Our efforts have been to broaden the customer base. Our smaller business in New Zealand continued to grow. The Australasian business again generated good profits.
Other Markets: Sales in our other smaller markets grew by 38.5% (adjusted), driven by particularly strong growth in South Africa.

e-Commerce

e-Commerce is a powerful way to market for the Group where we have developed clear leadership. This channel builds on existing strengths in fulfilment, content management and our relationship with customers. As well as serving existing customers we are attracting new ones and providing services not possible through other channels.

Sales over the internet represented over 8% of total Group sales at the year end. They amounted to £51.1m for the year as a whole, and grew by over 50%.

The roll-out of the Euro Internet Trading Channel (EITC) was completed during the year. Capital expenditure was £1.5m (2001: £3.6m) with development and launch costs expensed of £7.7m (2001: £4.0m). The roll-out has taken our most advanced and proven functionality (developed in the UK) to 11 European countries and all on a single platform. Each country site is in its own local language and is integrated into the local business systems so that all existing customer information remains available.

This roll-out has resulted in record levels of internet sales being achieved in all markets in which the EITC has been launched. Sales have grown by over 100% in some markets compared to the previous internet trading site, which demonstrates the value that our customers place on this new functionality. Our understanding of customer purchasing patterns is being enhanced, which will be the foundation for future marketing programmes. The power of this platform is that as new techniques are trialled and proven in one of the markets, they can then be deployed quickly to all the others.

The launch of our new PurchasingManager™ functionality in February 2002 has also been enthusiastically welcomed by customers. This is a simple to use but powerful e-Procurement package which manages customers' transactions with RS. The benefits are demonstrable control of purchasing by the purchasing professional (through setting limits for spend, approval, etc) combined with empowerment of the end-users to purchase what they need without a cumbersome paper-based approval process. The net result is a significant reduction in transaction costs and happier end-users and purchasing professionals. We expect PurchasingManager™ to be a significant revenue driver in the future.

As mentioned previously, we successfully launched the equivalent functionality of the EITC in Japan in April 2002. e-Commerce revenues in Japan were already 19% of sales in the year and so we are particularly excited about the likely impact of the new functionality. Early results are encouraging.

Summary

Our strategy remains unchanged. As a Group we have huge growth potential in the markets we serve. Even during the current economic difficulties, continued progress has been demonstrated, as has our capability for good gross margin and cost management. The very strong cash generation capability of our Group has again been demonstrated. Despite the current cyclical downturn, which we will successfully manage through, we are committed and confident about our future.

Ian Mason, Group Chief Executive



Chief Process Officer's report

It is our remarkable level of service that differentiates us from our competition >>>

The Group Processes provide the global platforms that enable all our businesses to provide our customers with outstanding service. This structure allows the Group to benefit from shared best practice and cost effectiveness through economies of scale. It is the investment that we have made in these platforms and, critically, the knowledge of how to make them really work that creates many of the significant barriers to entry.

The total cost of the Processes in the year was £69.3m, up 5.5% from £65.7m last year. Most of the increase is due to increased investment in Information Systems and internet development.

Supply Chain

Supply Chain has delivered improved customer service and greater stock holding efficiency. The ability to satisfy every customer order, in full and immediately, is the key measure of Supply Chain performance – we call it "orderfill". Throughout the year there has been a consistent improvement in performance. It is this remarkable level of service, significantly over 90% in our major RS markets, that differentiates us from our competition. This level of orderfill requires approaching 98% availability for each product ordered. Nine of our businesses achieved monthly orderfill records in the year, and the overwhelming majority of RS customers are now served by businesses with over 90% orderfill levels.

Supply Chain is responsible for delivering orderfill whilst managing the Group's total stock. As a consequence of further investment in stock management systems, and leveraging expertise across the whole Group, stocks have been managed tightly. This has resulted in an increase in stock turn from 2.5 times to 2.7 times and an 18.0% reduction in stock from £164.8m (in continuing operations) at the start of the year to £135.1m.

Facilities

This central team takes responsibility for maximising the efficiency of our Distribution Centres and project managing new developments. In Italy, the move into larger leasehold premises was successfully completed in December 2001, and the move to new offices took place in April 2002. In Germany, development of an 82,000 square metre greenfield site at Bad Hersfeld is well advanced and the facility will be ready for occupation in December 2002. In the year, capital expenditure on these projects was approximately £17m.

Product Management

Our total product offer is approximately 300,000 products. Product Management works closely with customers and suppliers to ensure that key new products are introduced to appropriate markets and that the range is refreshed as existing products are further developed.

Because of our unique global presence, large number of customers and detailed customer knowledge, our suppliers are very keen to work closely with us. They recognise our wide customer reach in, for example, the important research and development arena, and value highly the opportunity to enhance their market understanding by selling through us.

Another good example of this is the strategic alliance with Avnet, now entering its third year. Both revenue and logistics benefits have been delivered, and pilots are currently underway testing how we can work more closely together, by leveraging RS's ability to service some elements of the small order requirements of Avnet's customer base.

Media Publishing

Last year's catalogue production led to the printing of over 5.5 billion pages, with all the paper sourced from renewable forests. Each catalogue, and supporting CD and website, is published by the Media Publishing Process in local language, including Japanese and Chinese versions. Further rationalisation of paper and print contracts has delivered lower unit costs for media production. Investment in the latest desktop publishing technology has also enabled the internal production of more marketing material, such as the "RS@Work" specialogue, reducing both costs and production time.

It's about growing a business with sales approaching £100m in France in just over ten years; and fulfilling the very large remaining potential in the future.

Thierry Benoliel
Sales, Radiospares France



This year has seen the establishment of a Content Management organisation specifically focused upon the creation, maintenance and control of all product-related data including technical support data. Demand for technical data is as strong as ever, and during the last year our technical data on the internet was accessed 1.3 million times worldwide.

Human Resources

Across the Group the recruitment, development and retention of our management teams is a top priority. The Group team facilitates the detailed management resource planning that takes place. This gives us a view of the management needs of the future, thereby enabling effective and focused development and recruitment activity.

Subject to shareholder approval at the Annual General Meeting in July, the new Long Term Incentive Share Option Plan will then be launched. Plans are well advanced for an effective communication programme to ensure the Plan is well understood and to maximise its impact, as both an incentive for the key management population and to aid their retention.

Information Systems

Though responsibility for our Information Systems process falls within Jeff Hewitt's area, for the completeness of this Process Review, I will comment on this important area.

Information Systems accounted for some 40% of total Process costs, or £28.3m, an 18.9% increase on last year. Included in this cost are all the labour and depreciation expenses of the development activities and support infrastructure for the Group's operations, including e-Commerce.

During the year capital expenditure in information systems increased substantially to £26.7m with the development of the major enterprise systems programmes in Europe and Asia that we have previously indicated. These will amount in total to c.£50m over three years (and over £40m in Europe). Within the programmes: the infrastructure investment to enable more effective and secure communications and data sharing across Europe and Asia has already been completed; common approaches to our customer, product and supplier databases are increasingly in place; robust networks for our e-Commerce expansion have been established; and work on implementing more standardised operating procedures and system environments is in progress. Initial implementation of these new procedures is planned for this year in France and Singapore, and full roll-out across Europe and Asia should be completed by the middle of 2004. Within the Asia programme the upgrading of systems in China represents an important further investment in that market.

The impact on our costs of the enterprise system projects was £1.8m in the year. This impact will increase significantly in future years through higher depreciation resulting from the capital expenditure. Meanwhile the costs of our existing systems are being reduced. Though the changes required in our businesses by this investment programme will incur cost, we believe that substantial efficiency benefits and rewards from enhanced customer service will be achieved. The internal and customer facing platforms now being established are critical enablers to meeting our strategic goals.

The Euro conversion programmes were also completed during the year to enable full Euro trading and to convert the accounting bases of relevant companies to Euros. These transitions required considerable management effort and cost about £0.8m.

Summary

In summary, this has been a year of real progress for the Group Processes. Even in difficult trading conditions the level of service to our customers has been maintained and in many areas enhanced. At the same time, each Process has contributed to the overall effectiveness of the Group's performance and development.



Richard Butler, Chief Process Officer



Financial review

Our returns remain substantially higher than the Group's cost of capital >>>

Turnover, profits and earnings of continuing operations

Key figures	2002	2001
Turnover	**£759.6m**	£823.9m
Operating profit*	**£108.7m**	£130.9m
Interest	**(£3.2m)**	(£6.8m)
Profit before tax*†	**£105.5m**	£124.1m
Earnings per share*†‡	**17.3p**	20.2p
Dividend per share	**15.9p**	13.8p

Key statistics	2002	2001
Gross margin %	**51.0%**	49.1%
Operating margin %*	**14.3%**	15.9%
Return on sales %	**13.9%**	15.1%
Effective tax rate %*†‡	**29.0%**	29.3%
PBT on net assets†‡	**22.7%**	27.1%

Growth %	2002	2001
Turnover	**(7.8%)**	15.8%
Turnover – adjusted	**(7.7%)**	12.3%
Operating profit*	**(17.0%)**	10.7%
Profit before tax*†	**(15.0%)**	7.6%
Earnings per share*†‡	**(14.4%)**	6.3%
Dividend per share	**15.2%**	15.0%

*Before amortisation of goodwill
†2001: before exceptional loss on closure of Pact
‡2001: restated for the implementation of FRS19

Group turnover of continuing operations declined by 7.8% to £759.6m. Before goodwill amortisation (and exceptional charges last year) operating profit fell 17.0% to £108.7m, profit before tax fell 15.0% to £105.5m and earnings per share fell 14.4% to 17.3p. The prior year also included the Pact business for nine months before it was discontinued on 1 January 2001 and subsequently closed at an exceptional cost of £6.9m.

Exchange rate movements had a positive translation effect on our reported operating profit. At constant exchange rates, sales would have been £1.7m lower and operating profit would have been £1.0m lower, a decline of 17.7% over the prior year compared with the reported 17.0%. Adjusting sales for the number of trading days in the year and to constant exchange rates gives an underlying sales decline of the continuing operations of 7.7%.

For the continuing operations, the gross margin was 51.0%, which was up on last year. This partly reflects the lower contribution of Allied to the overall sales mix, as Allied has a lower gross margin than the RS businesses, and partly more positive management across the whole Group of all the factors that determine the gross margin.

Operating margins (before amortisation of goodwill) declined from 15.9% to 14.3% for a number of reasons. A significant factor was the lower gross profit resulting from the lower sales notwithstanding the higher gross margin percentage. The lower gross profit was not then fully offset by reductions in the cost base of the Group. Though costs have been managed down in light of the difficult trading of the past year, care has been taken not to prejudice the growth potential of the businesses when trading recovers and so costs were not driven down to the same degree as the fall in sales. The second factor, as last year, is that our higher growth businesses are our smaller businesses which have higher costs relative to sales than our larger businesses, due to scale effects. Hence, the margin decline partly reflects this change in mix of cost bases within the Group. Thirdly, our strategic investments are higher at £13.8m versus £12.8m last year: e-Commerce costs were up to £7.7m from £4.0m whilst Japan losses declined to £4.7m from £6.3m and China investment to £1.4m from £2.5m.

Overall Process costs were £69.3m, or 9.1% of sales, compared to 8.0% of sales of continuing operations last year. Before the impact of any particular project activities, these costs are anticipated to flatten and then decline as a percentage of sales over time. The largest component of these costs remained information systems, accounting for about 40% of the total, and this component is likely to increase over the next few years as the project to upgrade the Group's systems infrastructure, communications and databases incurs depreciation and costs ahead of benefits. The enterprise business systems projects cost £1.8m in the year, up from £0.1m. The development costs of e-Commerce within Processes were £5.0m, up from £1.7m last year. Conversely, given our share price development relative to the peer group, the funding of the Long Term Incentive Plan required a

charge of £0.1m in the year compared to £2.5m last year and this has benefited the Process costs. After adjusting for the project costs and the LTIP, the Process costs grew by 1.6%.

The interest charge was £3.2m compared to £6.8m last year, mainly due to lower interest rates and the reduction in net debt over the year. The tax rate of 29.0%, based on profit before tax and goodwill amortisation, was marginally lower than the (restated) prior year rate of 29.3%. FRS19 Deferred tax has been applied in arriving at this rate. In accordance with FRS10, the £214.8m of goodwill that arose on the acquisition of Allied is being written off over 20 years and the amortisation in the year was £11.9m. The acquisition of the business activities in Norway also led to an increase in goodwill amortisation of £0.1m during the year.

Profit before tax and after goodwill amortisation was £93.5m and the effective tax rate on this profit was 32.7%. After tax, the profit for the year amounted to £62.9m, down 11.4%.

Earnings per share before goodwill amortisation (and before exceptional items in the prior year) declined 14.4% to 17.3p from 20.2p. After goodwill amortisation (but before exceptional items in the prior year), the decline was 17.6% to 14.5p. Including the exceptional charge in the prior year the decline was 11.6%.

With the recommended final dividend of 11.0p per share, dividends rose 15.2% to 15.9p, which were covered 1.1 times by earnings before goodwill amortisation. Cash generation and the impact of strategic investments that have been expensed are also factors in considering cover. Taking the cash earnings per share (earnings per share plus depreciation) as adjusted for the after tax cost (at a rate of 29%) of the strategic investments gives a dividend cover of 1.5 times.

Cash flow and balance sheet of continuing operations

Cash flow	2002	2001
Stocks	**£29.0m**	(£8.6m)
Debtors	**£18.5m**	(£4.5m)
Creditors	**(£19.0m)**	(£1.2m)
Working capital	**£28.5m**	(£14.3m)
Capital expenditure on fixed asset additions	**(£47.2m)**	(£25.6m)
Free cash flow	**£76.3m**	£74.4m
Net debt	**(£53.0m)**	(£75.5m)

Key statistics	2002	2001
Stock turn	**2.7**	2.5
Debtors days	**50.8**	53.8
Creditors days	**33.7**	40.1

Operating cash flow of continuing operations was again healthy at £156.7m, up from £138.0m last year and representing 144.2% of operating profit (before amortisation of goodwill). Free cash flow of continuing operations for the year was £76.3m (£74.4m last year), and total free cash flow was £81.6m (£78.6m), including the cash flows from Pact.

Working capital cash inflows amounted to £28.5m compared to a £14.3m outflow last year. Cash inflow on stocks was £29.0m compared to an outflow of £8.6m last year. Whilst maintaining high service levels for customers, stock levels were tightly and effectively managed throughout the year and stock turn improved to 2.7 times from 2.5 times. Debtors recorded an inflow of £18.5m, compared with an outflow of £4.5m last year. Debtor days were 50.8, down from 53.8 last year. There was a cash outflow on creditors of £19.0m, compared to an outflow of £1.2m last year. Creditor days were 33.7, a decrease from 40.1 last year. The incidence of the Easter holidays at the year end benefited the debtors and creditors cash flows.

Capital expenditure on fixed assets additions was £47.2m, significantly higher than last year (£25.6m for continuing operations) though slightly lower than we expected earlier in the year due to rephasing. The largest expenditure in this year has been £25.2m on systems, of which £20.2m was part of the £50m enterprise business systems. This three year investment programme will substantially improve the systems structure, data management and process design across Europe and Asia. £1.5m was also spent on e-Commerce infrastructure. Other major investments have been in the new warehouse facilities in Germany (£13.7m) and Italy (£2.8m). The combination of expenditures in the year represents a peak and the overall level is expected to be significantly lower in this year.

The closure of Pact provided a £5.3m inflow of cash during the year (2001: £4.2m). The freehold property previously occupied by Pact is subject to an offer.



Financial review *continued*

The relevant assets of our distributor in Norway were acquired on 28 September 2001 and our wholly owned business commenced trade from 1 October 2001. The acquisition cost £0.8m, all of which represented goodwill. The trading results of the new business were immaterial to the Group as a whole.

After higher tax and dividend payments of £32.9m (including Pact) and £62.7m respectively, the decrease in net debt was £22.5m or 30%, giving year end net debt of £53.0m.

Pensions

Note 7 to the Accounts indicates the effect FRS17 would have had if it had been adopted. Full adoption is required for the year ended 31 March 2004. The Group has a well-funded defined benefit scheme in the UK with much smaller defined benefit schemes in Ireland and Germany. Elsewhere the schemes are defined contribution. Under the FRS17 rules we are pleased that the defined benefit schemes showed a combined surplus of £17.6m. The last full valuation of the UK scheme was carried out as at 31 March 2001 and showed a surplus of £22.1m.

The Group has been evaluating its long term pension arrangements in the UK and is considering the introduction of a new defined contribution scheme for new employees.

Treasury

Treasury continued to operate as a centralised service centre. Its ethos remained the managed reduction of the Group's financial risks. The Treasury Committee continued to oversee any policy or procedural changes.

Treasury manages the Group's foreign currency transaction risks. These typically arise because the Group's purchases in currencies other than Sterling are much less than its receivables from catalogues with fixed prices in those currencies. Substantial hedging of net currency exposures over the catalogue lives was once again implemented in order to "shelter" forecast gross profits through the catalogue lives. In this way the impact of currency fluctuations is smoothed until selling or cost prices can be changed in light of the changed exchange rates. The hedges are enacted through forward currency contracts entered into by Group Treasury on the trading projections provided by local businesses. Note 26 to the Accounts gives a summary of the Group's hedging positions at the year end. In addition, supplier negotiations continued such that more product purchases will be made in the underlying currencies of the source, as against Sterling. This then allows increased netting of currency flows internally.

Over the course of the year, the Euro remained weak and the US Dollar strengthened. In itself this reduced our gross margins because a large part of our product supply is directly or indirectly sourced in US Dollars whilst a large part of our currency receipts are from sales in Sterling or Euros. As noted above, however, other management actions overcame this negative influence and our gross margins increased over the year.

Cash flows relating to material transactions in currencies other than the functional currency of the local business are hedged when the commitment is made.

Foreign currency translation exposures are not explicitly hedged, but local currency debt is used where economic and fiscally efficient in the financing of subsidiaries and this provides a partial hedge. Treasury guidelines are in place for reviewing the impact of translation exposures should there be any material changes. Note 26 to the Accounts summarises the financial assets and liabilities by major currencies at the year end.

The Allied acquisition in July 1999 was financed by term loans from our relationship banks and these are being paid down from trading cash flows. The financing structures of other subsidiaries continue to be reviewed for overall financial and fiscal effectiveness. Multi-country cash pooling has been successfully implemented across the Group with our banks to ensure daily netting of almost all the Group's cash flows in Sterling, US Dollar, Euro, Yen, Singapore Dollar and Hong Kong Dollar with consequent improvements in liquidity and lower interest costs.

At the year end the Group had net debt of £53.0m to give gearing of 12.9% and interest cover (before amortisation of goodwill and exceptional charges) of 33 times. The Group remains robustly financed.



It's about making sure that all our businesses use their information in the best way, to optimise our services to customers and our performance as a business.

Danny Cardew
Enterprise Business Systems, RS Singapore

Within net debt, total debt was £74.4m, of which £39.0m was denominated in US Dollars and £24.2m in Yen, whilst cash of £5.1m and short term investments of £16.3m were largely in Euro deposits. Group policy on investment management is to maximise the return on net funds subject always to the security of the principal and the liquidity of the Group. The Group has established policies to identify counterparties of suitable credit worthiness and has procedures to ensure that only these parties are used, that exposure limits are set and that these limits are not exceeded. During the year and at the year end the Group did not make use of any financial instrument for the purpose of hedging changes in interest rates. Note 26 to the Accounts provides a summary of the deposit structure of the Group at the year end.

Financial and shareholder returns

Profit before tax (and after goodwill amortisation) on net assets was 22.7%, down from 27.1% (before exceptional loss on Pact) last year. These returns remain substantially higher than the Group's cost of capital. Trading performance and the investments made to implement the Group's strategy have depressed the reported returns.

Our reduction in total shareholder return over the year was 10.3% reflecting the share price decrease between the year ends, which compared to the negative 3.2% in the Allshare index.

On 1 January 2002 Electrocomponents was reclassified from Distributors into the Business Support Services sector of the stock market, a move that we regard as beneficial to shareholders. All shareholders should benefit from the increased coverage of the Group by analysts and others that focus on this much larger sector.

Our move into the Support Services sector has meant that a significant number of investors and analysts that have not previously known the Group wish to build their understanding. This will help in broadening the market for Electrocomponents' shares. Hence, in January 2002, Electrocomponents hosted a site visit to our Nuneaton (United Kingdom) facility for investors and analysts to provide a first hand view of this major part of our fulfilment infrastructure and to learn more of our strategy. Managers of some of our major operations took part in the day and their full presentations are available on our corporate website.

Summary

Providing attractive returns for our shareholders relative to the market over the long term remains the primary goal of our strategy. In our selected markets the growth potential for our businesses is large and we believe that superior returns are available to the Group over the long term. The sales and profit performance of our main European businesses are important pointers, as is our progress in Japan and in the major Asian markets. Though Allied has had a very difficult year as a result of the electronics cycle, our experience of this business gives us confidence in its quality and in the opportunities for the Group in the North American market.

We are not distracted from pursuing our strategy by the short term trading difficulties encountered over the past year. The global economic backdrop influences the timing of the realisation of the Group's potential ("The Prize"), but does not alter our belief in its ultimate attainability. We are convinced that as our businesses realise the considerable sales potential of their markets over time, and consequently achieve the economies of scale, their profitability, absolute profits and cash generation will increase. In the larger economies our opportunities should be substantially larger than those reflected by our UK business.

We will continue to strive to make real these very attractive investment prospects.

J L Hewitt

Jeff Hewitt, Deputy Chairman and Group Finance Director

2


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The Board

1 R A Lawson MA MBA, Non-Executive Chairman
Bob Lawson, 57, joined as Group Managing Director in April 1991 and was the Group Chief Executive from April 1992 until his retirement in July 2001 when he was appointed Chairman Designate. He held this position until his appointment as Non-Executive Chairman in November 2001. He is a qualified engineer with a business degree and has worked in several United Kingdom and continental groups. He was Sales Director of RS Components Limited from 1979 to 1987 and then spent five years as Managing Director of Vitec Group plc. He is Non-Executive Chairman of Hays plc.
(Chairman of the Nomination Committee)(a)

2 I Mason MBA, Group Chief Executive
Ian Mason, 40, joined the Group in February 1995 as Director of Business Development, and was responsible for the establishment of RS Japan and e-Commerce. He was appointed to the Board of Directors in July 2000 as Chief Operating Officer and had responsibility for all RS trading activities and e-Commerce. He was appointed Group Chief Executive in July 2001. Previously he worked as a Management Consultant for The Boston Consulting Group.
(Chairman of the Group Executive Directors Committee)(b)(c)

3 J L Hewitt MA FCA MBA, Deputy Chairman and Group Finance Director
Jeff Hewitt, 54, joined as Group Finance Director in November 1996 from Unitech plc where he was Finance Director. He joined Unitech in 1991 from Coats Viyella plc where he was Group Strategy Director and a Divisional Chairman. He has worked for The Boston Consulting Group and Arthur Andersen & Co. He is also a Non-Executive Director of The Roxboro Group plc.
(Chairman of the Treasury Committee)(b)(c)

4 R B Butler FCIS, Chief Process Officer
Richard Butler, 42, joined the Group as Company Secretary in August 1987 from Bowthorp Holdings plc, now Spirent plc. He was appointed to the Board in July 2000 and is responsible for the Group operational processes. (c)

5 F D Lennertz Dr.-Ing, Non-Executive Director
Dieter Lennertz, 65, joined as a Non-Executive Director in August 1995. He is a telecommunications engineer who spent three years in the Netherlands and fourteen in France working for the European Space Agency. He joined Telenorma GmbH (Bosch Group) in 1983 and until 1995 was Chief Executive of this telecom company. He is currently Chairman or member of various supervisory or advisory boards. He is a lecturer at the European Business School in Germany. (a)(d)

The operational management of the Group is delegated by the Board to the Group Executive Directors' Committee. The day-to-day operations of the Group are managed by the Group Executive Management Team which consists of the Executive Directors and the Regional and Process heads. It meets each month and in full each quarter.

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6

8

10

5

7

9

11


6 D S Winterbottom FCA FCT FRSA, Senior Non-Executive Director
David Winterbottom, 65, joined as a Non-Executive Director in November 1990. He was Chief Executive of Evode Group plc and is Chairman of Hill & Smith Holdings plc, CPL Industries Ltd and Wightlink Shipping Ltd.
(Chairman of the Audit Committee)(a)(d)(e)

7 K Hamill BA FCA, Non-Executive Director
Keith Hamill, 49, joined as a Non-Executive Director in July 1999. He has held several senior finance positions, including Finance Director of WH Smith, Forte, and United Distillers. He was also a partner in PricewaterhouseCoopers. He is Chairman of Luminar plc, Collins Stewart PLC and Go Limited and is a Non-Executive Director of TDG plc and Cadmus Communications Corporation. He is also Treasurer of Nottingham University. (a)(d)(e)

8 N J Temple Non-Executive Director
Nick Temple, 54, joined as a Non-Executive Director in September 1996. He is a Non-Executive Director of Fox IT Ltd and Auxinet Group plc and is Chairman of Blick plc, Tax Computer Systems Ltd and Retail Business Solutions Ltd. He was Chairman and CEO of IBM UK Ltd and Vice-President of Sales and Marketing in IBM Europe, Middle East and Africa. (a)(d)(e)

9 L Atkinson Non-Executive Director
Dr Leslie Atkinson, 58, joined as a Non-Executive Director in July 2000, having spent most of his career with BP where he became Chairman of BP Asia Pacific. He has also been a member of the UK Government's Central Policy Review Staff, Vice President of the Chamber of Shipping and served on the Board of the Securities and Futures Authority. His other Non-Executive Directorships include AEA Technology plc and Foreign and Colonial Pacific Investment Trust plc.
(Chairman of the Remuneration Committee)(a)(d)(e)

10 T G Barker Non-Executive Director
Timothy Barker, 62, joined as a Non-Executive Director in July 2000. From 1998 until his retirement in 2000, he was a Vice-Chairman of Dresdner Kleinwort Benson and from 1993 of Kleinwort Benson Group plc. In the mid-1980s he was Director General of the City Panel on Takeovers and Mergers. Currently he is Chairman of Kleinwort Benson Private Bank and Robert Walters plc. (a)(d)(e)

11 C Carfora FCIS, Company Secretary
Carmelina Carfora, 38, joined the Company in 1989 from BTR plc. She was appointed Company Secretary in September 1996. (b)

a = member of the Nomination Committee
b = member of the Treasury Committee
c = member of the Group Executive Directors' Committee
d = member of the Remuneration Committee
e = member of the Audit Committee

Report of the Directors

The Directors present their report on the affairs of the Group together with the audited accounts for the year ended 31 March 2002.

Principal activity

The principal activity of the Group is the distribution of electronic, electrical and industrial supplies and services to industrial and commercial customers, through its 27 Operations and Distribution channels. Significant events during the year are detailed in the reports of the Chairman, the Group Chief Executive, the Chief Process Officer and the Financial Review on pages 12 to 23.

Results and dividends

Results for the year are set out in the profit and loss account on page 34. An analysis of turnover, profit and net assets by activity is shown in note 2 on pages 39 and 40. The Directors recommend a final dividend of 11.0p per ordinary share, to be paid, if approved, on 24 July 2002 which, together with the interim dividend of 4.90p per share paid in January, amounts to 15.9p for the year (2001: 13.8p).

Corporate governance

The Company applies the Principles of Good Governance and Code of Best Practice as appended to the Listing Rules of the UK Listing Authority (the Combined Code). Section 1 of the Combined Code establishes fourteen principles of good governance in four areas: Directors; Remuneration of Directors; Relations with Shareholders; and Accountability and Audit. The following four sections explain how these principles have been applied.

Directors

The Board comprises the Non-Executive Chairman, who is part-time, three Executive Directors and six independent Non-Executive Directors. Biographical details of the Directors at the date of this report are set out on pages 24 and 25 together with details of their membership of Board Committees.

Directors' interests in the shares of the Company are shown on pages 29 and 30.

In the opinion of the Board, all the Non-Executive Directors, other than Mr Lawson, are independent of management and free from any business or other relationships which could interfere with the exercise of their judgement.

Board meetings are held monthly except in January and August and the Board is responsible for overall Group strategy, acquisition and disposal policies and the approval of major investment proposals. The Board discusses and agrees strategic plans, reviews forecasts and evaluates Group and subsidiary performance. Comprehensive and relevant Board papers are provided to Directors well in advance of meetings. On a regular basis the Board visits operating units both in the UK and overseas and receives presentations from senior staff.

Retirement by rotation: Mr Hamill, Mr Lawson and Dr Lennertz retire by rotation at the forthcoming Annual General Meeting in accordance with the Company's Articles of Association and, being eligible, offer themselves for re-election. Mr Lawson has a one year rolling contract but neither Mr Hamill nor Dr Lennertz has a service contract.

Mr Cotterill retired as Chairman on 7 November 2001.

Mr Lawson, who was appointed Chairman Designate on 20 July 2001 after retiring as Group Chief Executive, succeeded Mr Cotterill as Chairman on 7 November 2001.

Mr Mason was appointed Group Chief Executive on 20 July 2001.

Board committees: The Board has a number of standing committees consisting of certain Directors, and in the case of the Treasury Committee, certain senior managers, to which specific responsibilities have been delegated and for which written terms of reference have been agreed. Membership of the various Committees is shown on pages 24 and 25.

THE EXECUTIVE DIRECTORS' COMMITTEE consists of the Executive Directors. The Committee meets at least monthly and manages the day-to-day activities of the Group.

THE AUDIT COMMITTEE consists of five Non-Executive Directors. It meets three times a year and more frequently if required. The Committee assists the Board in its duties regarding financial statements and reviews the operation of internal financial controls with the internal and, where applicable, external auditors. It also reviews the scope and results of the audit with the external auditors and the results of the work of the internal operational auditors.

THE TREASURY COMMITTEE consists of the Group Chief Executive, the Group Finance Director, the Group Treasurer, the Group Controller and the Company Secretary and sets detailed treasury policy for the Group within guidelines established by the Board. The Committee meets as required.

THE REMUNERATION COMMITTEE consists of all the Non-Executive Directors other than the Chairman. It meets as required and is responsible for all aspects of the remuneration of Executive Directors. Details of the remuneration policy and of the remuneration of each Director are set out on pages 26 to 30.

THE NOMINATION COMMITTEE consists of the Chairman, who chairs the Committee, and all the Non-Executive Directors. The Committee meets as required and recommends to the Board candidates for appointment as Executive and Non-Executive Directors of the Company.

Remuneration of Directors

The determination of the remuneration, benefits and employment conditions of the Executive Directors has been delegated to the Remuneration Committee. The Board as a whole determines the remuneration of the Chairman and other Non-Executive Directors. The Committee adheres to the principles and provisions of the Combined Code and, in preparing this Report, the Board has followed the provisions of Schedule B of the Combined Code. The Committee utilises the services of a leading firm of compensation and benefit consultants to ensure that its aims are met.

Remuneration policy: The objectives of the remuneration policy are to provide a remuneration package which is competitive and performance-linked, to ensure that the Group is managed by executives who have the experience, skills and talents to operate and develop its businesses to their maximum potential, thereby delivering the highest level of return for shareholders.

The components of the remuneration package for Executive Directors are:

- Basic Salary
- Annual Bonus
- Long Term Incentive
- Other Benefits and Conditions.

The Company strives to ensure that Shareholders' interests are best served by maintaining an appropriate balance between basic pay and the performance-linked components of the remuneration package. The new annual bonus plan and the new Long Term Incentive Share Option Plan, which are referred to below, are designed to maintain that balance in the future.

Basic Salary

In determining salary levels, the Committee takes into account comparable information for similar job functions in industrial service companies and other companies of a similar size. Allowance is made for the international spread and competitive nature of the Group's businesses and for the individual's experience, performance and contribution in the areas for which responsibility is held. Regard is also taken of salary levels throughout the Group.

Annual Bonus

For year ended 31 March 2002

The annual bonus is paid in cash and does not exceed 50% of salary. The Remuneration Committee has discretion to increase the bonus payable to any participant if it considers an increase is merited, but not beyond the 50% ceiling.

The annual bonus plan for the year ended 31 March 2002 was based upon growth in profit and return on net assets achieved by the Group.

New Bonus Plan

A new annual bonus plan has been designed and implemented in respect of the year ending 31 March 2003 with the aim of ensuring that the incentives for senior managers and Executive Directors are aligned. The same target setting principles will be used for all participants in the plan, with both financial and operational measures applied to assess progress towards the Group's long term objectives.

The specific targets and parameters of the plan will be reviewed and set by the Remuneration Committee each year.

Annual bonus payments are not pensionable.

Long Term Incentives

For year ended 31 March 2002

Long Term Incentive Plan (LTIP)

Under the LTIP, Executive Directors have been granted an annual award and deferred right to receive a number of ordinary shares in the Company each year since 1995. It is anticipated that no further awards will be made under the LTIP, subject to shareholders approving the Long Term Incentive Share Option Plan.

Each LTIP award is subject to a performance condition, set when the award was granted, which determines whether and to what extent the participant will receive shares at the end of a period of three years. The Company's performance in terms of total shareholder return (TSR) is measured against that of a comparator group, comprising companies with a similar market capitalisation. No shares are released unless performance is above median performance within the comparator group.

For awards granted in June 2001, the performance target was based on a three year comparison of the Company's total shareholder return (share price growth plus reinvested dividends) with that of the companies listed between 76th and 125th by market capitalisation on the London Stock Exchange prior to the date of the award. An award may be released in full if the Company is ranked in the top 20% of the comparator group. A ranking at one place above the median level will allow 35% of the award to be released with pro-rata vesting between those points. No award will be released if the Company is ranked on or below the median. In addition, no part of the award will be released unless the Company's increase in earnings per share exceeds the rate of inflation over the same period.

The Remuneration Committee has considered the position on the vesting of the 1999 LTIP award and in July 2002 it is anticipated there will be a vesting against the TSR criterion. However, in light of the Remuneration Committee's view on underlying performance relative to earnings per share and trading, certain additional conditions relating to ongoing service will be imposed upon the participants and they will be required to remain with the Group for three years to receive the shares.

1988 Executive Share Option Scheme

Mr Butler, Mr Lawson and Mr Mason hold outstanding options under the Company's 1988 Executive Share Option Scheme but the Committee has determined that in any one year an executive should not receive an award under both that scheme and the LTIP.

New Long Term Incentive

Long Term Incentive Share Option Plan (LTIOP)

The LTIOP, for which shareholders' approval is sought at the Annual General Meeting, is designed to align long term incentives with the interests of shareholders. Options will be granted under this plan to Executive Directors and all managers in the Group. Executive Directors will receive options under this plan in place of the awards currently made under the LTIP.

Report of the Directors continued

The principal features of the LTIOP are as follows:

- grants will be made annually;
- the levels of grant will be expressed as a percentage of basic salary;
- options will be subject to stretching performance conditions based on total shareholder return (share price growth plus reinvested dividends), with no options vesting unless performance is above the median for the selected comparator group.

Full details of the LTIOP are set out in the circular to shareholders dated 18 June 2002.

Savings Related Share Option Scheme

Executive Directors can participate in the Savings Related Share Option Scheme which is open to all UK employees or, if appropriate, the International Savings Related Share Option Scheme.

Other Benefits and Conditions

Pension

Executive Directors participate in the Electrocomponents Group Pension Scheme, which provides defined benefits on retirement. Pensionable salary is limited to basic salary, excluding all bonuses and other benefits. The pension accrual rate for Executive Directors is 1/30.

All scheme benefits are subject to Inland Revenue limits. Where such limitation is due to the "earnings cap", arrangements may be agreed with individuals to compensate them for the reduction in benefits, either by salary supplement or through a funded unapproved retirement benefits scheme.

Service Contract

On appointment, Executive Directors normally receive a one year rolling contract.

In the event of the early termination of a Director's service contract, when determining the compensation for such termination the committee will aim to minimise the level of payments to that Director having regard to all circumstances, including the Company's contractual obligations to the Director, the reason for the departure, and the Company's policy to apply mitigation in the case of severance.

Other Benefits

Executive Directors are provided with other benefits in line with market practice. Such benefits include the provision of a car, private medical insurance and permanent health insurance.

External Appointments

Executive Directors are encouraged to take up Non-Executive positions on the boards of other companies. Each individual is allowed one such appointment on the condition that any fees are remitted to the Company.

Directors' Remuneration for the year ended 31 March 2002

Salary, Annual Bonus and Other Benefits

Directors' remuneration	SALARY 2002 £	SALARY 2001 £	BENEFITS 2002 £	BENEFITS 2001 £	BONUS 2002 £	BONUS 2001 £	TOTAL 2002 £	TOTAL 2001 £
Emoluments of the Chairmen								
R A Lawson[a c]	**245,909**	434,167	**22,252**	15,812	–	47,608	**268,161**	497,587
– pension[a]			**325,000**				**325,000**	
R C G Cotterill[b]	**116,667**	120,000	**20,771**	15,328	–	–	**137,438**	135,328
Emoluments of Executive Directors								
R B Butler[c d]	**256,667**	152,581	**17,628**	9,554	–	23,804	**274,295**	185,939
J L Hewitt[c]	**372,098**	329,077	**15,629**	15,735	–	32,460	**387,727**	377,272
I Mason[c d]	**390,367**	176,704	**23,374**	13,821	–	25,968	**413,741**	216,493
Totals	**1,381,708**	1,212,529	**424,654**	70,250	–	129,840	**1,806,362**	1,412,619
Fees of Non-Executive Directors								
L Atkinson[e]							**34,417**	19,700
T G Barker							**31,667**	19,500
K Hamill							**31,667**	28,000
F D Lennertz							**39,667**	36,000
N J Temple							**31,667**	28,000
D S Winterbottom[e]							**34,667**	31,000
Totals							**2,010,114**	1,574,819

Notes: a The salary figure comprises £135,000 paid to Mr Lawson for the period 1 April 2001 to 20 July 2001 in his capacity as Group Chief Executive and £110,909 paid to him for the period from 21 July 2001 to 31 March 2002 in his capacity as, initially, Chairman Designate and thereafter as Non-Executive Chairman. In accordance with the terms of Mr Lawson's unfunded pension arrangement (and similar to the provisions of the Electrocomponents Group Pension Scheme) no actuarial reduction is applied to pension benefits following retirement after age 55. The benefit of this arrangement to Mr Lawson following his retirement as Group Chief Executive amounted to £325,000. b Mr Cotterill retired as Chairman on 7 November 2001. c No bonus was paid for the period 1 April 2001 to 31 March 2002. d Mr Butler and Mr Mason were appointed to the Board on 21 July 2000. Their salary and benefits for the 2001 accounting period were for the period from 21 July 2000 to 31 March 2001 whilst their bonus was for the year ended 31 March 2001. e Dr Atkinson, as Chairman of the Remuneration Committee and Mr Winterbottom as Chairman of the Audit Committee, each receive an additional fee of £3,000 per annum.

Directors' interests in the Long Term Incentive Plan	DATE OF GRANT	SHARES
R B Butler	30 June 1999	35,641
	30 June 2000	30,835
	30 June 2001	47,767
J L Hewitt	30 June 1999	50,916
	30 June 2000	43,169
	30 June 2001	60,628
R A Lawson	30 June 1999	75,356
	30 June 2000	67,838
	30 June 2001	80,837
I Mason	30 June 1999	30,549
	30 June 2000	29,293
	30 June 2001	58,791

The number of shares shown in the above table of outstanding awards was established using mid-market prices for the relevant dates of grant namely 491.0p (1999 grant), 648.6p (2000 grant) and 544.3p (2001 grant).

Awards granted to Mr Butler, Mr Hewitt, Mr Lawson and Mr Mason on 30 June 1998 vested on 5 July 2001 as follows:

	ORIGINAL AWARD	SHARES ACQUIRED	SHARES SOLD (IN JULY 2001)	SHARES LAPSED
R B Butler	31,806	23,313	9,325	8,493
J L Hewitt	45,144	33,090	13,236	12,054
R A Lawson	71,821	52,644	21,057	19,177
I Mason	24,624	18,049	7,219	6,575

The shares were acquired for nil consideration. The sales of shares on 5 July 2001 were at a price of 525p and the proceeds of the sales were used to meet the income tax liabilities.

Directors' interests in Share Options	SCHEME	DATE OF GRANT	SHARES	OPTION PRICE
R B Butler	1988 Executive Share Option Scheme	28 July 1995	49,500	306.1p
	Savings Related Share Option Scheme	15 Jan 2002	2,245	423.0p
J L Hewitt	Savings Related Share Option Scheme	25 July 1997	5,029	343.0p
R A Lawson	1988 Executive Share Option Scheme	1 Dec 1992	22,200	165.6p
		28 July 1995	67,600	306.1p
	Savings Related Share Option Scheme	25 July 1997	5,029	343.0p
I Mason	1988 Executive Share Option Scheme	28 July 1995	50,500	306.1p
	Savings Related Share Option Scheme	15 Jan 2002	3,912	423.0p

In respect of Directors no options under the 1988 Executive Share Option Scheme were granted, exercised or lapsed during the period.

On 6 September 2001, Mr Butler exercised options under the Savings Related Share Option Scheme over 1,300 shares at an option price of 450.0p. The closing mid market price of shares on 6 September 2001 was 524.5p.

Due to a technical breach of the Inland Revenue rules, the 2000 and 2001 grants of option under the Savings Related Share Option Scheme became unapproved.

As a consequence Messrs Butler and Mason elected to allow the following share option grants to lapse on 31 December 2001:

- Mr Butler – Options over 732 shares granted on 7 July 2000 at an option price of 529.0p and over 1,146 shares granted on 4 July 2001 at an option price of 507.0p.
- Mr Mason – Options over 3,189 shares granted on 7 July 2000 at an option price of 529.0p.

However, both Messrs Butler and Mason used the proceeds of the savings contract to acquire shares in the Company. Details of these purchases are shown on page 30.

Further details of the period during which Executive Share Options are normally exercisable can be found on page 50 of the accounts.

The closing mid-market price of the shares on 31 March 2002 was 478.0p and the range during the year ended 31 March 2002 was 378.0p to 658.0p.

Pension: Executive Directors are members of the Electrocomponents Group Pension Scheme, which provides defined benefits on retirement. All scheme benefits are subject to Inland Revenue limits. Where such limitation is due to the "earnings cap", arrangements may be agreed with individuals to compensate them for the reduction in benefits. Such an arrangement was established for Mr Lawson on an unfunded basis. The commuted cash value of this arrangement including the augmentation required following Mr Lawson's early retirement, further details of which are set out on page 28, was paid to him on his retirement as Group Chief Executive on 20 July 2001. Mr Lawson is a deferred member of the Electrocomponents Group Pension Scheme and continues to receive life insurance cover. The amount of the life insurance benefit for Mr Lawson is included in the amount shown on page 28. The Committee has decided that, in future, only funded benefits should be provided in these circumstances. Consequently, a funded arrangement has been established for Mr Hewitt.

Report of the Directors continued

Mr Hewitt has also elected to receive a salary supplement in lieu of part of his unapproved pension entitlement. Mr Mason has elected to receive a salary supplement in lieu of all of his unapproved pension entitlement. Salary supplements for both Messrs Hewitt and Mason are included in the table shown on page 28. Mr Butler's pension entitlement is met from the Electrocomponents Group Pension Scheme in full.

Normal retirement age for Executive Directors is 60. The Electrocomponents Group Pension Scheme is a funded pension arrangement providing a pension on retirement of up to two-thirds of pensionable earnings, or the "earnings cap" if lower. No actuarial reduction will be applied to pension benefits accrued to date if retirement is from age 55 or later. For death before retirement, a capital sum equal to four times basic salary is payable together with a spouse's pension of two-thirds of the member's prospective pension at age 60. For death in retirement, a spouse's pension of two-thirds of the member's pre-commutation pension is payable. Pensions in payment or in deferment are guaranteed to increase annually in February by the lesser of 5% or the increase in the RPI. Additional increases are payable at the discretion of the Company and the Trustee.

Directors' pension benefits

Increases in the accrued pension to which Executive Directors have become entitled during the year:

	AGE	YEARS OF PENSIONABLE SERVICE	ADDITIONAL PENSION ACCRUED IN YEAR[b] £PA	ACCRUED PENSION AT 31 MARCH 2002[b] £PA	CONTRIBUTIONS BY DIRECTORS TO 31 MARCH 2002 £
R B Butler	42	14.6	23,040	97,438	15,400
J L Hewitt[c, e]	54	5.3	1,737	8,480	4,768
R A Lawson[a, d]	57	13.8	8,335	201,667	4,345
I Mason	40	7.1	2,264	14,191	4,768

Notes: a Pensionable Service for Mr Lawson includes credit for transfers received. Mr Lawson ceased to be an Executive Director on 20 July 2001 and ceased to accrue further pensionable service from that date. The amount included for accrued pensions (£201,667) covers his entitlement under both the Group Pension Scheme and his unfunded arrangement. b Pensions are payable from age 60 (or on earlier retirement). The increase in accrued pension is after removing the effects of inflation. c Additional contributions of £66,903 were paid into a funded unapproved arrangement for Mr Hewitt (2001: £57,371). d Accrued pension for Mr Lawson for the year ended 31 March 2001 was £190,100. e Accrued pension for Mr Hewitt for the year ended 31 March 2001 was £6,630.

Service contracts: Mr Lawson joined the Company on a three year rolling contract which was subsequently reduced to a two year rolling contract. In light of past performance, length of service and the Group's policy and practice to apply mitigation in the case of severance, two years' notice was deemed appropriate for Mr Lawson. Mr Lawson retired as Group Chief Executive on 20 July 2001. As Non-Executive Chairman Mr Lawson now has a one year rolling contract. Mr Butler, Mr Hewitt and Mr Mason each have one year rolling contracts.

Directors' interests in shares

The beneficial interests of the Directors in the shares of the Company are set out in the table below. The Directors have no non-beneficial interests.

	31 MARCH 2002	1 APRIL 2001
L Atkinson	**2,260**	2,260
T G Barker	**7,000**	7,000
R B Butler[a]	**16,928**	1,137
R C G Cotterill[b]	**N/A**	22,426
K Hamill	**1,883**	1,883
J L Hewitt[c]	**39,780**	19,926
R A Lawson[d]	**338,447**	306,860
F D Lennertz	**6,530**	6,530
I Mason[e]	**18,815**	7,157
N J Temple	**7,040**	7,040
D S Winterbottom	**3,108**	3,108

Notes: As at 31 March 2002 the Electrocomponents Qualifying Employee Share Ownership Trust (the "Quest") and the Electrocomponents Employee Trust (the "EET") (together the "Trusts") held 91,999 and 417,542 shares respectively. Because Executive Directors are potential beneficiaries of the Trusts they are treated for Company Law purposes as being interested in the shares held in the Trusts. a On 5 July 2001, Mr Butler received 23,313 shares under the terms of the Long Term Incentive Plan of which 9,325 shares were sold to meet the income tax liability. On 6 September 2001, Mr Butler exercised options under the Savings Related Share Option Scheme to acquire 1,300 shares. On 25 January 2002, Mr Butler bought 503 shares. b At 7 November 2001, the date on which Mr Cotterill retired as Chairman, Mr Cotterill had interests in 22,426 shares of the Company. c On 5 July 2001, Mr Hewitt received 33,090 shares under the terms of the Long Term Incentive Plan of which 13,236 shares were sold to meet the income tax liability. d On 5 July 2001, Mr Lawson received 52,644 shares under the terms of the Long Term Incentive Plan of which 21,057 shares were sold to meet the income tax liability. e On 5 July 2001, Mr Mason received 18,049 shares under the terms of the Long Term Incentive Plan of which 7,219 shares were sold to meet the income tax liability. On 25 January 2002, Mr Mason bought 828 shares.

Up to 20 May 2002 there have been no changes in the Directors' interests.

Relations with shareholders

Executive Directors and senior executives have frequent discussions with institutional shareholders on a range of issues affecting the Group's performance which include meetings following the announcement of the annual and interim results. The Company also has a website (www.electrocomponents.com) which contains up-to-date information on Group activities.

All shareholders, including private investors, have an opportunity at the Annual General Meeting to participate in discussions with the Board on matters relating to the Group's operation and performance. The Company seeks to ensure that the Directors and Chairmen of the relevant Board Committees are available to answer questions at the Annual General Meeting.

Accountability and audit

In its financial reporting to shareholders and other interested parties, by means of annual and interim results and periodic statements, the Board aims to present a balanced and easily understandable assessment of the Group's position and prospects.

Internal control: The Combined Code places a requirement on Directors to review at least annually the effectiveness of the Group's system of internal control and to report to shareholders that they have done so.

With effect from 1 April 2000, an ongoing process of risk management and internal control in accordance with the Turnbull Committee Guidance on internal control has been established across the Group. This process includes a formal report to the Board twice per annum.

The Board is responsible for the effectiveness of the Group's system of internal control. The system of internal control has been designed and implemented to meet the particular requirements of the Group and the risks to which it is exposed. The internal control system can provide reasonable but not absolute assurance against material misstatement or loss.

The processes to identify, assess and manage the risks to the Group's continued success are an integral part of the system of internal control. These processes include systems to assess operational risks, the monthly forecasting procedure, the management of the key projects and the appointment of senior managers and controls over capital expenditure. The on-going process of enhancing and improving these processes ensures that business risks and opportunities are effectively identified, managed and controlled.

Internal financial controls: Internal financial controls represent the systems employed by the Directors to enable them to discharge their responsibility for financial matters. Those responsibilities are noted on page 32. The main financial control elements are described below.

Clear terms of reference set out the duties of the Board and its committees, with delegation of operating responsibility through the Executive Director Committee to management in all locations. Operating company controls are detailed in Group Finance and Group Treasury manuals that specify the controls necessary in identified areas of key financial risk. Smaller Group companies are supported by Group and divisional specialists in key areas.

Financial reporting systems are comprehensive and include weekly, monthly and annual reporting cycles. Monthly management accounts together with updated forecasts are prepared by all operating companies and Groupwide processes. These are compared against previous month forecasts and last year actuals and variances are reviewed by the Executive Directors' Committee and by the Board. Specific reporting systems cover treasury operations, major investment projects and legal and insurance activities, which are reviewed by the Board and its committees on a regular basis.

The Group has a team of internal operational auditors which has an annually agreed audit programme approved by the Audit Committee. The team reports regularly to the Audit Committee on the results of audits performed and reviews self-certification internal control questionnaires completed by operating management.

The Board and the Audit Committee have reviewed the effectiveness of the Group's system of internal control and internal financial control during the period covered by this report.

Audit Independence: The Audit Committee and Board put great emphasis on the objectivity of our auditors KPMG Audit Plc in their reporting to shareholders.

The Audit Committee meets three times a year and senior representation from KPMG is present at these meetings to ensure full communication.

The overall performance of the auditors is reviewed annually by the Audit Committee, taking into account the views of management, and feedback is provided to senior members of the audit team. This feedback forms part of KPMG's own system of quality control. The Audit Committee also has discussions with the auditors, without management being present, on the adequacy of controls and on any judgemental areas.

The scope of the year's audit is discussed in advance by the Audit Committee. Audit fees are reviewed by the Audit Committee after discussions between the businesses and the local KPMG offices and a review by Group management and are then recommended to the Board for approval. Professional rules require rotation of the Group Engagement Director every seven years; rotation of other individuals within the audit teams is actively encouraged and has taken place. The current Director has held his role for three years following the last rotation.

The annual appointment of our auditors by the shareholders at the Annual General Meeting is a fundamental safeguard, but beyond this, controls have been in place for some years to ensure additional work performed by the auditors is appropriate and subject to proper review.

Non-audit assignments undertaken by KPMG and its affiliates have been and are subject to controls by management that have been agreed by the Audit Committee in order to provide additional assurance that auditor independence is not compromised.

The procedures are:

- Audit related services: As auditors this is the main area of work of KPMG. If any additional accounting support is required then this is considered subject to a competitive proposal.
- Tax consulting: In cases where they are best suited we use KPMG, but the Group also uses other tax consultancies. Significant pieces of tax work are put out to competitive bid.
- General and Systems consulting: All significant consulting projects are put out to competitive bids. Of the consulting work that has taken place in the Group in recent years, KPMG has had only a small part.

The Group Finance Director is made aware of KPMG work anywhere in the Group in excess of a pre-determined low level. As part of his review he ensures that other potential providers of the services have been adequately considered. The level of audit and non-audit fees charged by KPMG and its affiliates is set out in note 4 to the accounts.

Going concern: After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Non-compliance with the Combined Code

Until Mr Lawson stepped down as Group Chief Executive on 20 July 2001 he had a two year rolling contract. With that exception during the year ended 31 March 2002, the Company complied with the provisions set out in Section 1 of the Combined Code.

Health and safety

The Group supports the promotion of health and safety best practice as an integral part of our business activities. Good health and safety management safeguards our employees, those who may be affected by our activities and supports the Group in achieving its business objectives.

Report of the Directors continued

The Group's health and safety approach is supported by training programmes at operating companies, by Group Health and Safety Rules and by monitoring and auditing to promote a high level of awareness and commitment.

Environmental policy
The Group's environmental management plan provides a focus for implementing a systematic approach to environmental management.

The primary objectives of the Group's environmental policy are to reduce any detrimental environmental impacts of the Group's activities and to participate in the international commitment to achieving sustainable development. The Group is committed to minimising any adverse effects of its activities on the environment and continuing to improve its performance in these areas.

Employment policies
The Group values highly the commitment of its employees and has maintained its practice of communicating business developments to them wherever practicable. Regular staff appraisals and consultations take place with individuals and the employees' representatives. The Group remains supportive of the employment and advancement of disabled persons.

Payment to suppliers
The Group agrees terms and conditions for its business transactions with suppliers. Payment is then made according to these terms, subject to the supplier fulfilling its obligations. The Company has no trade creditors. Supplier payment days for the continuing operations of the Group outstanding at 31 March 2002 represent 34 days (2001: 40 days) of average purchases.

Capital Gains Tax
For Capital Gains Tax purposes the valuation of the Company's 10p ordinary shares at 5 April 1982 was 40p.

Substantial shareholders
As at 20 May 2002 the following substantial shareholdings had been notified to the Company:

	NUMBER OF SHARES	PERCENTAGE HELD
Schroder Investment Management Limited	40,315,973	9.27%
Prudential plc	20,945,008	4.81%
Henderson Global Investors Limited	18,342,355	4.22%
Friends Ivory and Sime plc	15,543,422	3.57%
Legal & General Investment Management Limited	14,847,621	3.41%
Co-operative Insurance Society Limited	13,941,678	3.20%

As far as the Directors are aware there were no other notifiable interests.

Share capital
Full details of share options and shares issued under the terms of the Company's share schemes can be found in notes 30 and 31 to the accounts on page 50.

During the year Electrocomponents Employee Trust ("EET") purchased 250,000 shares as referred to in note 17.

Political and charitable contributions
The Group made no political contributions during the year. Charitable contributions within the UK amounted to £22,882 (2001: £16,512) and outside the UK amounted to £39,413.

Annual General Meeting
The Annual General Meeting will be held at 12 noon on Friday 19 July 2002 at the International Management Centre, 5000 Oxford Business Park South, Oxford OX4 2BH. The notice of the Annual General Meeting and details of the business to be conducted thereat is being sent to shareholders in a separate circular dated 18 June 2002 enclosed with this Report and Accounts. A brief summary of the matters to be dealt with is set out on page 54.

By order of the Board
Carmelina Carfora, Secretary, 29 May 2002

Directors' responsibility for the financial statements
Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- Prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the requirements of the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Report of the Auditors

For the year ended 31 March 2002

Independent auditors' report to the members of Electrocomponents plc

We have audited the financial statements of Electrocomponents plc which comprise the Consolidated profit and loss account, the Company and Group balance sheets, the Consolidated cash flow statement, the Consolidated statement of total recognised gains and losses, the Principal accounting policies and notes 1 to 37.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Report. As described in the statement of Directors' responsibilities, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement, within the Report of the Directors, reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises only the Chairman's statement, the Chief Executive's statement, the Chief Process Officer's statement, the Financial review, the Report of the Directors, the Corporate governance statement, the Financial and Five year highlights and the Five year record. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 March 2002 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

29 May 2002

Consolidated profit and loss account
For the year ended 31 March 2002

	NOTE	2002 TOTAL £M	2001 CONTINUING OPERATIONS £M	2001 DISCONTINUED OPERATIONS £M	2001 TOTAL (AS RESTATED) £M
Turnover	2	**759.6**	823.9	31.2	855.1
Cost of sales		**(372.4)**	(419.5)	(24.7)	(444.2)
Gross profit		**387.2**	404.4	6.5	410.9
Distribution and marketing expenses		**(265.9)**	(260.3)	(6.5)	(266.8)
Administration expenses					
– before amortisation of goodwill		**(12.6)**	(13.2)	–	(13.2)
– amortisation of goodwill		**(12.0)**	(11.6)	–	(11.6)
		(24.6)	(24.8)	–	(24.8)
Operating profit	2				
– before amortisation of goodwill		**108.7**	130.9	–	130.9
– amortisation of goodwill		**(12.0)**	(11.6)	–	(11.6)
		96.7	119.3	–	119.3
Exceptional loss on closure	5	**–**	–	(6.9)	(6.9)
Net interest payable	3	**(3.2)**	(6.8)	–	(6.8)
Profit on ordinary activities before taxation	4	**93.5**	112.5	(6.9)	105.6
Profit before taxation, amortisation of goodwill and exceptional loss		**105.5**			124.1
Taxation on profit on ordinary activities	8	**(30.6)**			(34.6)
Profit on ordinary activities after taxation	9	**62.9**			71.0
Dividend	10	**(69.2)**			(59.8)
Retained (loss) profit for the financial year		**(6.3)**			11.2
Earnings per share					
Basic	11				
Before amortisation of goodwill and exceptional loss		**17.3p**			20.2p
After amortisation of goodwill and exceptional loss		**14.5p**			16.4p
Diluted	11				
Before amortisation of goodwill and exceptional loss		**17.2p**			20.1p
After amortisation of goodwill and exceptional loss		**14.5p**			16.3p

Consolidated statement of total recognised gains and losses
For the year ended 31 March 2002

	NOTE	2002 £M	2001 (AS RESTATED) £M
Profit for the financial year		**62.9**	71.0
Translation differences		**0.5**	24.4
Total recognised gains and losses relating to the year		**63.4**	95.4
Prior year adjustment: implementation of FRS19	34	**(1.6)**	
Total gains and losses recognised since last annual report		**61.8**	

All profits and losses shown are stated at historical cost, and for the current year relate to continuing operations.
The statement of movements on Group reserves is at note 32.

The notes on pages 39 to 52 form part of these accounts.

Balance sheets

As at 31 March 2002

	NOTE	GROUP 2002 £M	2001 (AS RESTATED) £M	COMPANY 2002 £M	2001 £M
Fixed assets					
Intangible fixed assets	12	**208.5**	219.7	**–**	–
Tangible fixed assets	13	**155.9**	133.3	**40.7**	43.9
Investments	15	**1.3**	0.3	**389.2**	417.5
		365.7	353.3	**429.9**	461.4
Current assets					
Stocks	20	**135.1**	165.3	**–**	–
Debtors	21	**145.4**	168.9	**16.5**	17.1
Investments	22	**16.3**	6.7	**16.3**	0.5
Cash at bank and in hand		**5.1**	10.6	**20.1**	–
		301.9	351.5	**52.9**	17.6
Creditors: amounts falling due within one year	23	**(184.5)**	(202.1)	**(132.7)**	(174.0)
Net current assets		**117.4**	149.4	**(79.8)**	(156.4)
Total assets less current liabilities		**483.1**	502.7	**350.1**	305.0
Creditors: amounts falling due after more than one year	24	**(60.8)**	(76.6)	**(48.4)**	(70.6)
Provisions for liabilities and charges	27	**(10.2)**	(11.2)	**(2.5)**	(1.6)
		412.1	414.9	**299.2**	232.8
Capital and reserves					
Called-up share capital	30	**43.5**	43.4	**43.5**	43.4
Share premium account	32	**37.8**	34.9	**37.8**	34.9
Profit and loss account	32	**330.8**	336.6	**217.9**	154.5
Equity shareholders' funds		**412.1**	414.9	**299.2**	232.8

These accounts were approved by the Board of Directors on 29 May 2002 and signed on its behalf by:

JL Hewitt

Deputy Chairman and Group Finance Director

The notes on pages 39 to 52 form part of these accounts.

Consolidated cash flow statement

For the year ended 31 March 2002

	NOTE	2002 CONTINUING OPERATIONS £M	DISCONTINUED OPERATIONS £M	TOTAL £M	2001 CONTINUING OPERATIONS £M	DISCONTINUED OPERATIONS £M	TOTAL £M
Reconciliation of operating profit to net cash inflow from operating activities							
Operating profit		**96.7**	**–**	**96.7**	119.3	–	119.3
Amortisation of goodwill		**12.0**	**–**	**12.0**	11.6	–	11.6
Depreciation and other amortisation		**19.5**	**–**	**19.5**	21.4	0.4	21.8
Decrease (increase) in stocks		**29.0**	**0.5**	**29.5**	(8.6)	9.2	0.6
Decrease (increase) in debtors		**18.5**	**4.4**	**22.9**	(4.5)	3.1	(1.4)
Decrease in creditors		**(19.0)**	**(2.3)**	**(21.3)**	(1.2)	(7.8)	(9.0)
		156.7	**2.6**	**159.3**	138.0	4.9	142.9
Cash flow in respect of prior year closures		**–**	**–**	**–**	–	(0.7)	(0.7)
Net cash inflow from operating activities		**156.7**	**2.6**	**159.3**	138.0	4.2	142.2
Cash flow statement							
Net cash inflow from operating activities		**156.7**	**2.6**	**159.3**	138.0	4.2	142.2
Returns on investments and servicing of finance	35	**(3.7)**	**–**	**(3.7)**	(6.7)	–	(6.7)
Taxation		**(35.2)**	**2.3**	**(32.9)**	(32.6)	–	(32.6)
Capital expenditure and financial investment	35	**(41.5)**	**0.4**	**(41.1)**	(24.3)	–	(24.3)
Free cash flow		**76.3**	**5.3**	**81.6**	74.4	4.2	78.6
Acquisitions	19			**(0.8)**			–
Equity dividends paid	10			**(62.7)**			(54.3)
Cash inflow before use of liquid resources and financing				**18.1**			24.3
Management of liquid resources	35			**(9.6)**			18.2
Financing							
Shares	35			**3.0**			3.8
Loans	35			**(18.4)**			(46.6)
Decrease in cash in the year				**(6.9)**			(0.3)
Reconciliation of net cash flow to movement in net debt							
Decrease in cash				**(6.9)**			(0.3)
Management of liquid resources				**9.6**			(18.2)
Financing – loans				**18.4**			46.6
Change in net debt relating to cash flows				**21.1**			28.1
Translation differences				**1.4**			(7.8)
Decrease in net debt for the year				**22.5**			20.3
Net debt at the beginning of the year				**(75.5)**			(95.8)
Net debt at the end of the year	36			**(53.0)**			(75.5)

The notes on pages 39 to 52 form part of these accounts.

Principal accounting policies

Basis of preparation

The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards.

Changes in accounting policies

The accounts reflect the adoption in the year of two new accounting standards: FRS18 Accounting policies and FRS19 Deferred tax. The adoption of FRS18 did not require any change in accounting policies. The adoption of FRS19 required a change in accounting policy and subsequent restatement of prior year figures, as detailed in note 34 on page 51.

FRS17 Retirement benefits has not been adopted in this accounting period, but the disclosures required under the transitional arrangements can be found in note 7 on page 42.

Basis of consolidation

All subsidiary accounts are made up to 31 March and are included in the consolidated accounts. The Group accounts comprise the consolidated accounts of the Company and its subsidiaries. A separate profit and loss account is not presented in respect of the Company, as provided by section 230 of the Companies Act 1985.

Goodwill

Goodwill arising on acquisitions prior to 31 March 1998 has been written off against reserves. On disposal of a business, the gain or loss on disposal includes that goodwill previously written off on acquisition. Following the introduction of FRS10 in the year ended 31 March 1999, the Group chose not to restate goodwill that had been eliminated against reserves.

Goodwill arising on acquisitions after 1 April 1998 is capitalised and amortised on a straight line basis over its estimated useful life, with a maximum of 20 years.

Investments in subsidiary undertakings

Investments in subsidiary undertakings including long term loans are included in the balance sheet of the Company at the lower of cost and the expected recoverable amount. Any impairment is recognised in the profit and loss account.

Investments in associated undertakings

Investments in undertakings, other than subsidiary undertakings, in which the Group has a substantial interest (20% or more) and over which it exerts significant influence are treated as associated undertakings.

Translation of foreign currencies

Overseas companies' profits, losses and cash flows are translated at average exchange rates for the year, and assets and liabilities at rates ruling at the balance sheet date. Exchange differences arising on foreign currency net investments are taken to reserves. Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

Financial instruments

Gains and losses on hedging instruments are not recognised in the performance statements until the exchange movement on the item being hedged is recognised.

Turnover

Turnover represents the sale of goods and services and is stated net of sales taxes.

Operating expense classification

Cost of sales comprises the cost of goods delivered to customers.

Distribution and marketing expenses include all operating company expenses, together with Supply Chain, Product Management, Media Publishing, Facilities, Information Systems and e-Commerce process expenses.

Administration expenses comprise Business Development, Strategic Planning, Finance, Legal and Human Resources process expenses, together with the expenses of the Group Board and the former Group Executive Committee.

Pension costs

The Group operates a pension scheme providing benefits based on final pensionable pay for all eligible employees in the United Kingdom. The scheme is administered by a corporate trustee and the funds are independent of the Group's finances. Contributions to the scheme are charged to the profit and loss account so as to spread the cost of pensions over the working lives with the Group of those employees who are in the scheme. There are no significant prepayments or provisions included in the balance sheet. In addition to the UK scheme, pension benefits are provided elsewhere in the Group through defined contribution, defined benefit and government schemes. Transitional disclosures under FRS17 can be found in note 7.

Principal accounting policies continued

Long Term Incentive Plan

The consolidated profit and loss account includes the income and administration expenses of the Long Term Incentive Plan, and the consolidated and Company balance sheets include the assets and liabilities of the Plan. Shares in the Company, held by the trust established to administer the Plan, are shown as fixed asset investments. Where options over shares are awarded to executives the value of the expected award is amortised on a straight line basis over the period of service of the executives in respect of which the awards are made.

Government grants

Government grants related to expenditure on tangible fixed assets are credited to the profit and loss account at the same rate as the depreciation on the asset to which the grants relate. The amortised balance of capital grants is included within creditors.

Depreciation

No depreciation has been charged on freehold land. Other assets have been depreciated to residual value, on a straight line basis at the following annual rates:

Freehold buildings	2%
Leasehold premises	term of lease, not exceeding 50 years
Warehouse systems	10-20%
Motor vehicles	25%
Mainframe computer equipment	20%
Network computer equipment	33%
Portable computers	50%
Computer software costs	20-33%
Other office equipment	20%

Stocks

Stocks are valued at the lower of cost and net realisable value. Work in progress and goods for resale include attributable overheads.

Catalogue costs

Prior to the issue of a catalogue, all related costs incurred are accrued and carried as a prepayment. On the issue of a catalogue, these costs are written off over the life of the catalogue, which mainly varies between 6 and 12 months. Major investments in new catalogue production systems are written off over the period during which the benefits of those investments are anticipated, such period not to exceed three years.

Net debt

Net debt comprises net cash and liquid resources less borrowings. Net cash comprises cash in hand and held with qualifying financial institutions in current accounts or overnight deposits net of overdrafts with qualifying financial institutions. Liquid resources include government securities and term deposits with qualifying financial institutions and are classified as investments under current assets. Borrowings represent term loans from qualifying financial institutions together with capital instruments classified as liabilities under FRS4.

Deferred taxation

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS19 (see note 27).

Leases

The Group has no material assets held under finance leases.

Operating lease rentals are charged to the profit and loss account on a straight line basis over the course of the lease period. The benefits of rent free periods and similar incentives are credited to the profit and loss account on a straight line basis over the period up to the date on which the lease rentals are adjusted to the prevailing market rate.

Employee Share Trust

Where shares are issued to the Electrocomponents Qualifying Employee Share Ownership Trust ("QUEST") an amount representing the difference between market value and the option price is transferred from the profit and loss account to the share premium account.

Notes to the consolidated accounts

For the year ended 31 March 2002

1 Analysis of income and expenditure

This analysis reconciles the Companies Act analysis shown in the profit and loss account to the segmental analysis shown in note 2.

	2002 £M	2001 £M
Turnover	759.6	855.1
Cost of sales	(372.4)	(444.2)
Distribution and marketing expenses	(209.2)	(214.3)
Contribution – before amortisation of goodwill	178.0	196.6
Distribution and marketing expenses	(56.7)	(52.5)
Administration expenses – before amortisation of goodwill	(12.6)	(13.2)
Groupwide process costs	(69.3)	(65.7)
Administration expenses – amortisation of goodwill on the acquisition of Allied Electronics Inc	(11.9)	(11.6)
Administration expenses – amortisation of goodwill on the acquisition of RS Components AS (Norway)	(0.1)	–
Operating profit	96.7	119.3

2 Segmental analysis

By class of business

		2002 £M	2001 (AS RESTATED) £M
Turnover:	RS/Allied – continuing operations	759.6	823.9
	Pact – discontinued operations	–	31.2
		759.6	855.1
Operating profit:	RS/Allied – continuing operations	178.0	196.6
	Pact – discontinued operations	–	–
	Contribution – before amortisation of goodwill	178.0	196.6
	Groupwide process costs	(69.3)	(65.7)
	Amortisation of goodwill – Allied	(11.9)	(11.6)
	Amortisation of goodwill – RS Norway	(0.1)	–
		96.7	119.3
Net assets:	RS/Allied – continuing operations	337.7	341.5
	Pact – discontinued operations	–	5.9
	Net operating assets (excluding goodwill)	337.7	347.4
	Net debt	(53.0)	(75.5)
	Unallocated net assets	127.4	143.0
		412.1	414.9
Unallocated net assets comprise:			
	Intangible fixed assets:		
	Goodwill – Allied (North America)	207.7	219.7
	Goodwill – RS Norway (Rest of Europe)	0.8	–
	Corporate tax	(23.0)	(24.1)
	Proposed dividend	(47.9)	(41.4)
	Provisions for liabilities and charges	(10.2)	(11.2)
		127.4	143.0

By geographical destination

		2002 £M	2001 £M
Turnover:	United Kingdom – continuing operations	379.7	412.4
	United Kingdom – discontinued operations	–	31.2
	Rest of Europe	214.4	209.8
	North America	110.0	147.9
	Japan	9.0	8.6
	Rest of World	46.5	45.2
		759.6	855.1

Notes to the consolidated accounts continued

For the year ended 31 March 2002

2 Segmental analysis continued

By geographical origin

		Total sales 2002 £M	Inter-segment sales 2002 £M	Turnover 2002 £M	Total sales 2001 £M	Inter-segment sales 2001 £M	Turnover 2001 £M
Turnover:	United Kingdom – continuing operations	**462.3**	**(69.3)**	**393.0**	502.2	(76.2)	426.0
	United Kingdom – discontinued operations	**–**	**–**	**–**	31.2	–	31.2
	Rest of Europe	**212.1**	**(1.4)**	**210.7**	205.0	(1.4)	203.6
	North America	**110.5**	**–**	**110.5**	148.7	–	148.7
	Japan	**9.0**	**–**	**9.0**	8.6	–	8.6
	Rest of World	**36.7**	**(0.3)**	**36.4**	37.0	–	37.0
		830.6	**(71.0)**	**759.6**	932.7	(77.6)	855.1

		2002 £M	2001 £M
Operating profit:	United Kingdom – continuing operations	**126.2**	136.2
	United Kingdom – discontinued operations	**–**	–
	Rest of Europe	**40.4**	38.5
	North America	**15.9**	26.4
	Japan	**(4.7)**	(6.3)
	Rest of World	**0.2**	1.8
	Contribution – before amortisation of goodwill	**178.0**	196.6
	Groupwide process costs	**(69.3)**	(65.7)
	Amortisation of goodwill – Allied (North America)	**(11.9)**	(11.6)
	Amortisation of goodwill – RS Norway (Rest of Europe)	**(0.1)**	–
		96.7	119.3

By geographical location

		2002 £M	2001 (as restated) £M
Net assets:	United Kingdom – continuing operations	**210.6**	220.1
	United Kingdom – discontinued operations	**–**	5.9
	Rest of Europe	**67.0**	54.4
	North America	**29.5**	38.1
	Japan	**3.5**	3.1
	Rest of World	**27.1**	25.8
	Net operating assets (excluding goodwill)	**337.7**	347.4
	Net debt	**(53.0)**	(75.5)
	Unallocated net assets	**127.4**	143.0
		412.1	414.9

3 Net interest payable

	2002 £M	2001 £M
Interest receivable	**0.4**	0.1
Interest payable on loans and overdrafts	**(3.6)**	(6.9)
	(3.2)	(6.8)

4 Profit on ordinary activities before taxation

Profit before taxation is stated after charging (crediting):

	2002 £M	2001 £M
Remuneration of the auditors and their associates:		
audit and expenses	**0.5**	0.5
taxation services and advice	**0.3**	0.6
other consultancy services worldwide*	**0.1**	0.1
Depreciation	**19.9**	20.4
Amortisation of goodwill	**12.0**	11.6
Amortisation of own shares	**0.1**	2.5
Amortisation of government grants	**(0.1)**	(0.1)
Operating profit on disposal of plant and machinery	**(0.4)**	(0.4)
Hire of plant and machinery	**2.2**	1.2

The fee in respect of the audit of the Company is £62,000 (2001: £62,000).

*In addition, fees totalling £0.1m have been capitalised (2001: £0.1m).

5 Exceptional loss on closure

On 8 November 2000 the Group announced its intention to dispose of Pact International Ltd. As no suitable purchaser was found the business was wound down for closure from 1 January 2001 and formally ceased trading on 31 March 2001. For the purposes of disclosure the activities since 1 January 2001 have been classified as an exceptional charge and comprise:

Profit and loss	2001 £M
Write down of fixed assets	(0.7)
Write down of stocks	(2.3)
Write off of goodwill	(1.0)
Other closure costs	(2.9)
	(6.9)
Taxation on exceptional loss	1.8
Exceptional loss after taxation	(5.1)

Cash flow	9 MONTHS TO 31 DECEMBER 2000 £M	3 MONTHS TO 31 MARCH 2001 £M	TOTAL 12 MONTHS TO 31 MARCH 2001 £M
Depreciation	0.4	–	0.4
Stocks	4.2	5.0	9.2
Other working capital	(3.6)	(1.1)	(4.7)
	1.0	3.9	4.9

6 Employees

Numbers employed	2002	2001
The average number of employees during the year was:		
Management and administration	**395**	369
Distribution and marketing	**4,579**	4,672
	4,974	5,041

Of these staff 2,354 were employed in the United Kingdom (2001: 2,591).

Aggregate employment costs	£M	£M
Wages and salaries	**100.7**	102.1
Social security costs	**12.0**	12.0
Pension costs	**7.1**	5.9
	119.8	120.0

The remuneration of individual Directors is detailed on page 28.

7 Pension schemes

The funding of the United Kingdom defined benefit scheme is assessed in accordance with the advice of independent actuaries. The pension costs for the year ended 31 March 2002 amounted to £3.6m (2001: £3.2m).

The most recent valuation (carried out in 2001) adopted a market-related approach to funding and the projected unit credit method. The assumptions underlying the calculation of the liabilities were derived by reference to the gross redemption yield on long term gilts in conjunction with a pre-retirement equity enhancement, consistent with market conditions at the time of the valuation.

The principal assumptions applied in the 2001 valuation were therefore as follows:

	PAST SERVICE	FUTURE SERVICE
Investment return:		
before retirement	6.25%	6.5%
after retirement	5%	5.25%
Rate of future earnings inflation	4.25%	4.25%
Rate of increase in pensions payment	2.5%	2.5%

At the date of the 2001 valuation, the market value of the assets of the Scheme was £169.8m, and the actuarial valuation of the assets covered 115% of the benefits that had accrued to the members after allowing for expected future increases in earnings giving a surplus of £22.1m. The excess assets above the value of the liabilities are being eliminated by means of a reduction in the level of employer contributions to the Scheme. The next valuation will be carried out no later than 31 March 2004.

In addition to the UK scheme outlined above there are certain pension benefits provided on a defined contribution basis in Australia and North America amounting to £0.7m (2001: £0.7m), on a defined benefit basis in Germany and Ireland amounting to £0.4m (2001: £0.4m), and via government schemes in France, Italy, Denmark and North Asia amounting to £1.4m (2001: £1.1m).

Notes to the consolidated accounts continued

For the year ended 31 March 2002

7 Pension schemes continued

FRS17 Disclosure

A new pension accounting standard, FRS17, was issued in November 2000. Full adoption will not be mandatory for the Group until the year ending 31 March 2004.

The disclosures required by FRS17 in the first transitional year of adoption are set out below. These disclosures set out the difference between the market value of the pension scheme assets and the present value of the schemes' liabilities.

The Electrocomponents Group operates defined benefit schemes in the UK, Germany and the Republic of Ireland. The German scheme is unfunded, in line with local practice. The last actuarial valuation of the UK scheme was carried out as at 31 March 2001 and has been updated to 31 March 2002 by a qualified independent actuary in accordance with FRS17. The last actuarial valuations of the German and Irish schemes were carried out as at 31 March 2002 by the respective independent scheme actuaries in accordance with the requirements of FRS17.

The principal assumptions used in the valuations of the liabilities of the Group's schemes under FRS17 are:

	UNITED KINGDOM	GERMANY	REPUBLIC OF IRELAND
Discount rate	6%	6%	6%
Rate of increase in salaries	4.5%	3%	3.75%
Rate of increase of pensions in payment	2.75%	2%	2.5%
Rate of increase of deferred pensions	2.75%	n/a	2.5%
Inflation assumption	2.75%	2%	2.5%

The expected rates of return on the schemes' assets and the valuations of the schemes as at 31 March 2002 were:

	UNITED KINGDOM		GERMANY		REPUBLIC OF IRELAND		TOTAL
	EXPECTED LONG TERM RATE OF RETURN	VALUATION £M	EXPECTED LONG TERM RATE OF RETURN	VALUATION £M	EXPECTED LONG TERM RATE OF RETURN	VALUATION £M	VALUATION £M
Equities	7.75%	127.3	n/a	–	8.5%	0.7	128.0
Bonds	5.25%	35.1	n/a	–	5.5%	0.2	35.3
Property	7.75%	1.4	n/a	–	n/a	–	1.4
Other	4%	5.0	n/a	–	6.5%	0.3	5.3
Total market value of assets		**168.8**		**–**		**1.2**	**170.0**
Present value of scheme liabilities		(149.3)		(2.0)		(1.1)	(152.4)
Surplus (deficit) in the scheme		**19.5**		**(2.0)**		**0.1**	**17.6**
Related deferred tax (liability) asset		(5.9)		0.8		–	(5.1)
Net pension asset (liability)		**13.6**		**(1.2)**		**0.1**	**12.5**

The deficit of £2.0m in the German scheme is financed through existing book reserves established within the German accounts.

If the above pension asset was recognised in the financial statements, the Group's net assets and profit and loss reserve at 31 March 2002 would be as follows:

	PROFIT AND LOSS RESERVE £M	NET ASSETS £M
As stated excluding pension asset	330.8	412.1
Net pension asset	12.5	12.5
Including net pension asset	**343.3**	**424.6**

8 Taxation

Taxation on the profit of the Group

	2002 £M	2001 (AS RESTATED) £M
United Kingdom corporation tax at 30%	**23.5**	26.0
United Kingdom deferred taxation	**0.3**	(0.3)
	23.8	25.7
Overseas taxation – current	**8.1**	8.4
Overseas taxation – deferred	**(1.3)**	0.5
	30.6	34.6

Current tax is reconciled to a notional 30% of profit before taxation as follows:

	2002 £M	2001 (AS RESTATED) £M
Expected tax charge	**28.0**	31.7
Overseas tax rates	**1.3**	4.3
Utilisation of tax losses	**(0.7)**	(4.4)
Creation of tax losses	**5.9**	1.0
Timing differences – capital allowances	**0.5**	(0.1)
Timing differences – goodwill deduction	**(1.6)**	(1.6)
Timing differences – other	**(1.1)**	0.3
Other	**(0.7)**	3.2
	31.6	34.4

9 Profit for the financial year	2002 £M	2001 (AS RESTATED) £M
Dealt with in the accounts of the Company	132.6	70.8
Retained by subsidiaries	(69.7)	0.2
	62.9	71.0

10 Dividends Profit and loss account	2002 £M	2001 £M
Interim dividend paid – 4.90p (2001: 4.25p)	21.3	18.4
Final dividend proposed – 11.00p (2001: 9.55p)	47.9	41.4
	69.2	59.8
Cash flow statement		
Final dividend for the year ended 31 March 2001	41.4	35.9
Interim dividend for the year ended 31 March 2002	21.3	18.4
	62.7	54.3

11 Earnings per share	2002 £M	2001 (AS RESTATED) £M
Profit on ordinary activities after taxation	62.9	71.0
Exceptional loss on closure	–	6.9
Tax on exceptional loss on closure	–	(1.8)
Amortisation of goodwill (excluding tax effect)	12.0	11.6
Profit on ordinary activities after taxation and before amortisation of goodwill and exceptional loss	74.9	87.7
Weighted average number of shares	434,066,102	433,142,861
Dilutive effect of share options	793,194	2,312,220
Diluted weighted average number of shares	434,859,296	435,455,081
	PENCE	PENCE
Basic earnings per share		
Before amortisation of goodwill and exceptional loss	17.3	20.2
After amortisation of goodwill and exceptional loss	14.5	16.4
Diluted earnings per share		
Before amortisation of goodwill and exceptional loss	17.2	20.1
After amortisation of goodwill and exceptional loss	14.5	16.3

12 Intangible fixed assets Cost	GROUP GOODWILL £M
At 1 April 2001	240.8
Additions	0.8
Translation differences	0.1
At 31 March 2002	**241.7**
Amortisation	
At 1 April 2001	21.1
Charged in the year	12.0
Translation differences	0.1
At 31 March 2002	**33.2**
Net book value	
At 31 March 2002	**208.5**
At 31 March 2001	219.7

Notes to the consolidated accounts continued

For the year ended 31 March 2002

13 Tangible fixed assets Cost	Group land and buildings £M	Plant and machinery £M	Computer systems £M	Total £M	Company land and buildings £M	Plant and machinery £M	Computer systems £M	Total £M
At 1 April 2001	85.3	92.0	55.6	232.9	37.3	9.6	3.9	50.8
Additions	12.3	8.2	26.7	47.2	0.1	0.5	2.0	2.6
Disposals	–	(11.0)	(3.5)	(14.5)	–	(1.0)	(3.3)	(4.3)
Translation differences	(0.3)	(0.3)	(0.1)	(0.7)	–	–	–	–
At 31 March 2002	**97.3**	**88.9**	**78.7**	**264.9**	**37.4**	**9.1**	**2.6**	**49.1**
Depreciation								
At 1 April 2001	15.5	53.4	30.7	99.6	2.6	4.0	0.3	6.9
Charged in the year	1.8	8.8	9.3	19.9	0.6	1.0	0.3	1.9
Disposals	–	(7.1)	(3.2)	(10.3)	–	(0.4)	–	(0.4)
Translation differences	–	(0.2)	–	(0.2)	–	–	–	–
At 31 March 2002	**17.3**	**54.9**	**36.8**	**109.0**	**3.2**	**4.6**	**0.6**	**8.4**
Net book value								
At 31 March 2002	**80.0**	**34.0**	**41.9**	**155.9**	**34.2**	**4.5**	**2.0**	**40.7**
At 31 March 2001	69.8	38.6	24.9	133.3	34.7	5.6	3.6	43.9

Net book value of land and buildings	Group 2002 £M	2001 (as restated) £M	Company 2002 £M	2001 (as restated) £M
Freehold land	**13.2**	11.6	**8.8**	8.8
Freehold buildings	**60.5**	51.6	**25.4**	25.9
Long leasehold	**0.7**	5.8	–	–
Short leasehold	**5.6**	0.8	–	–
	80.0	69.8	**34.2**	34.7
Net book value of plant and machinery				
Plant and machinery	**30.2**	28.5	**4.2**	4.9
Other office equipment	**2.8**	6.7	**0.3**	0.3
Motor vehicles	**1.0**	3.4	–	0.4
	34.0	38.6	**4.5**	5.6
Net book value of computer systems	**41.9**	24.9	**2.0**	3.6

Computer systems previously formed part of the plant and machinery class of assets.
All classes of tangible fixed assets are depreciated except for freehold land.

14 Capital commitments	Group 2002 £M	2001 £M	Company 2002 £M	2001 £M
Contracted capital expenditure at 31 March, for which no provision has been made in these accounts	**1.0**	12.0	–	0.1

15 Investments	Group 2002 £M	2001 £M	Company 2002 £M	2001 £M
Subsidiary undertakings	–	–	**388.1**	417.5
Associated undertakings	**0.2**	0.3	–	–
Investment in own shares	**1.1**	–	**1.1**	–
	1.3	0.3	**389.2**	417.5

16 Subsidiary undertakings Cost	Shares £M	Loans £M	Total £M
At 1 April 2001	199.7	247.9	447.6
Additions	–	–	–
Disposals	(24.6)	(19.5)	(44.1)
At 31 March 2002	**175.1**	**228.4**	**403.5**

16 Subsidiary undertakings continued **Provisions**	SHARES £M	LOANS £M	TOTAL £M
At 1 April 2001	14.7	15.4	30.1
Released in the year	(14.7)	–	(14.7)
At 31 March 2002	**–**	**15.4**	**15.4**
Net book value			
At 31 March 2002	**175.1**	**213.0**	**388.1**
At 31 March 2001	185.0	232.5	417.5

17 Own shares	COST £M	ACCUMULATED AMORTISATION £M	NET £M
At 1 April 2001	2.7	(2.7)	–
Additions	1.2	–	1.2
Disposals	(1.5)	1.5	–
Charge for the year	–	(0.1)	(0.1)
At 31 March 2002	**2.4**	**(1.3)**	**1.1**

In June 1995 a discretionary employee benefit trust, the Electrocomponents Employee Trust ("EET") was established by the Company to facilitate the operation of the Long Term Incentive Plan. The beneficiaries are present employees of the Company and its subsidiaries.

Under the terms of the trust deed the trustees are permitted to acquire the Company's ordinary shares by way of market purchase and allocate them on a discretionary basis to individual beneficiaries. EET is funded by an interest free loan from the Company. During the year 250,000 ordinary shares in the Company were purchased by the trustees at a cost of £1,214,580.

On 5 July 2001 ordinary shares were transferred as follows:

Mr Butler	23,313
Mr Hewitt	33,090
Mr Lawson	52,644
Mr Mason	18,049

In addition, 67,233 ordinary shares were transferred to other beneficiaries.

At 31 March 2002, a total of 417,542 (2001: 388,022) ordinary shares in the Company were held by EET, all of which were under option to employees for a nominal consideration. The market value of the shares at 31 March 2002 was £1,995,851.

At 31 March 2002, a total of 91,999 (2001: 223,693) ordinary shares in the Company were also held by the QUEST, all of which were under option to employees as detailed in note 31. The market value of the shares at 31 March 2002 was £439,755.

18 Principal subsidiary undertakings and associated undertakings	PRINCIPAL LOCATION	COUNTRY OF INCORPORATION
Mail order of electronic, electrical and mechanical products		
RS Components Pty Limited*	Sydney	Australia
RS Components GesmbH*	Gmünd	Austria
Allied Electronics (Canada) Inc.*	Ottawa	Canada
RS Componentes Electrónicos Limitada*	Santiago	Chile
RS Components A/S*	Copenhagen	Denmark
Radiospares Composants SNC*	Beauvais	France
RS Components GmbH*	Frankfurt	Germany
RS Components Limited*	Kowloon	Hong Kong
RS Components & Controls (India) Ltd◆	New Delhi	India
RS Components SpA*	Milan	Italy
RS Components KK*	Yokohama	Japan
RS Components Sdn Bhd*	Kuala Lumpur	Malaysia
RS Components BV*	Haarlem	Netherlands
RS Components Limited*	Auckland	New Zealand
RS Components AS*	Haugesund	Norway
RS Components (Shanghai) Company Ltd*	Shanghai	People's Republic of China
Radionics Limited*	Dublin	Republic of Ireland
RS Components Pte Limited*	Singapore	Singapore
Amidata SA*	Madrid	Spain
RS Components AB*	Vällingby	Sweden
RS Components Limited	Corby	United Kingdom
Allied Electronics Inc.*	Fort Worth, TX	United States of America

Notes to the consolidated accounts continued

For the year ended 31 March 2002

18 Principal subsidiary undertakings and associated undertakings continued

	PRINCIPAL LOCATION	COUNTRY OF INCORPORATION
Holding and Management Companies		
Electrocomponents France SARL*	Beauvais	France
Electrocomponents UK Limited	Oxford	United Kingdom
RS Components Holdings Ltd*	Oxford	United Kingdom
Electrocomponents North America, Inc.*	Laytonsville, MD	United States of America

Except as stated below all of the above are wholly owned. Those companies marked with an asterisk are indirectly owned.

The companies operate within their countries of incorporation. RS Components Limited (UK) exports to over 160 countries and operates branch offices in Japan, South Africa, Taiwan, and the Philippines.

RS Components Limited also operates under the names of Electromail, Electrospeed, RS Servicepoint, RS Mechanical and RS Health & Safety in the United Kingdom.

◆ RS Components & Controls (India) Ltd (RSCC) is a joint venture with Controls & Switchgear Company Ltd, a company registered in India. The authorised share capital of this company is Rs20m, of which Rs18m is issued and owned in equal shares by Electrocomponents UK Limited and its joint venture partner. RS Components Limited supplies product and catalogues to RSCC, while office space and distribution network are provided by Controls & Switchgear. During the year ended 31 March 2002 the Group made sales of £0.6m (2001: £0.5m) to RSCC and supplied catalogues at a cost to RSCC of £0.1m (2001: £0.1m). RSCC is treated in the accounts as an associated undertaking.

19 Acquisition

On 28 September 2001, the Group purchased part of the business and certain assets of Jacob Hatteland Supply AS, a company registered in Norway, for a cash consideration of £0.8m. Goodwill amounting to £0.8m has been capitalised and will be amortised on a straight line basis over its estimated useful life.

RS Components AS (Norway) commenced business with effect from 1 October 2001.

20 Stock	GROUP 2002 £M	2001 £M	COMPANY 2002 £M	2001 £M
Raw materials and consumables	**3.1**	2.6	–	–
Work in progress	**2.8**	3.2	–	–
Finished goods and goods for resale	**129.2**	159.5	–	–
	135.1	165.3	–	–

21 Debtors	GROUP 2002 £M	2001 £M	COMPANY 2002 £M	2001 £M
Trade debtors	**124.2**	147.3	–	–
Amounts owed by subsidiary undertakings	–	–	**14.7**	15.1
Amounts owed by associated undertakings	**0.8**	0.5	–	–
Other debtors	**5.2**	4.7	**0.4**	0.5
Corporate tax	**0.3**	0.1	–	–
Prepaid catalogue expenses	**9.1**	9.9	–	–
Other prepayments and accrued income	**3.9**	4.1	**0.1**	0.2
Amounts falling due within one year	**143.5**	166.6	**15.2**	15.8
Other debtors falling due after more than one year:				
Corporate tax	–	0.2	–	–
Prepaid pension costs	**1.3**	1.3	**1.3**	1.3
Other debtors	**0.6**	0.8	–	–
	145.4	168.9	**16.5**	17.1

22 Investments – current assets	GROUP 2002 £M	2001 £M	COMPANY 2002 £M	2001 £M
Bank deposits	**16.3**	6.7	**16.3**	0.5

23 Creditors: amounts falling due within one year	GROUP 2002 £M	2001 £M	COMPANY 2002 £M	2001 £M
Bank overdrafts (unsecured)	**1.9**	0.4	**40.6**	107.6
Current instalments of loans (see note 25)	**19.7**	23.4	**14.3**	14.9
Trade creditors	**55.5**	71.8	**–**	–
Amounts owed to subsidiary undertakings	**–**	–	**28.3**	7.6
Corporate tax	**23.3**	24.4	**–**	–
Other taxation and social security	**8.1**	10.0	**0.1**	0.1
Other creditors	**7.2**	8.6	**–**	0.5
Government grants	**0.1**	0.1	**–**	–
Accruals and deferred income	**20.8**	22.0	**1.5**	1.9
Proposed dividend	**47.9**	41.4	**47.9**	41.4
	184.5	202.1	**132.7**	174.0

24 Creditors: amounts falling due after more than one year	GROUP 2002 £M	2001 £M	COMPANY 2002 £M	2001 £M
Loans repayable after more than one year (see note 25)	**52.8**	69.0	**48.4**	69.0
Other creditors	**3.4**	4.7	**–**	1.6
Government grants	**4.6**	2.9	**–**	–
	60.8	76.6	**48.4**	70.6

25 Loans	GROUP 2002 £M	2001 £M	COMPANY 2002 £M	2001 £M
Euro bank loans	**4.5**	5.7	**–**	5.6
Hong Kong Dollar bank loans	**1.4**	1.6	**1.4**	1.6
Japanese Yen bank loans	**24.2**	19.9	**18.9**	11.5
Singapore Dollar bank loans	**1.7**	4.4	**1.7**	4.4
Sterling bank loans	**1.8**	–	**1.8**	–
US Dollar bank loans	**38.9**	60.8	**38.9**	60.8
	72.5	92.4	**62.7**	83.9
Amounts falling due within one year or on demand	**(19.7)**	(23.4)	**(14.3)**	(14.9)
	52.8	69.0	**48.4**	69.0
Loans repayable in more than one but not more than two years	**–**	0.1	**–**	–
Loans repayable in more than two but not more than five years	**50.0**	68.9	**48.4**	69.0
Loans repayable in more than five years	**2.8**	–	**–**	–
	52.8	69.0	**48.4**	69.0

The bank loans are at variable rates of interest and are unsecured.

26 Financial risk management

For the purpose of these disclosures the Group has excluded short term debtors and creditors where permitted by FRS13, the accounting standard on derivatives and other financial instruments.

Further information on Treasury and financial management is included in the Financial review on pages 22 and 23.

(a) Interest rate risk

The interest rate profile of the Group's financial assets and financial liabilities at 31 March is set out below:

Financial assets	2002 Floating rate financial assets £M	2002 Financial assets on which no interest is receivable £M	2002 Total £M	2001 Floating rate financial assets £M	2001 Financial assets on which no interest is receivable £M	2001 Total £M
Euro	**19.9**	**0.2**	**20.1**	11.0	0.1	11.1
Sterling	**–**	**1.3**	**1.3**	4.1	1.4	5.5
US Dollars	**0.2**	**–**	**0.2**	1.5	–	1.5
Other	**1.3**	**0.4**	**1.7**	0.7	0.6	1.3
Total financial assets	**21.4**	**1.9**	**23.3**	17.3	2.1	19.4

Notes to the consolidated accounts continued

For the year ended 31 March 2002

26 Financial risk management continued

At 31 March the financial assets of the Group comprised:	2002 £M	2001 £M
Debtors due after more than one year	**1.9**	2.1
Investments	**16.3**	6.7
Cash at bank and in hand	**5.1**	10.6
	23.3	19.4

Floating rate financial assets comprise bank deposits, bearing interest at rates fixed in advance for periods ranging from overnight to 12 months by reference to the relevant inter-bank rate, plus current account cash balances, typically bearing nominal rates of interest.

Financial liabilities	2002 Fixed rate financial liabilities £M	Floating rate financial liabilities £M	Total £M	2001 Fixed rate financial liabilities £M	Floating rate financial liabilities £M	Total £M
Euro	**4.5**	**0.1**	**4.6**	0.2	5.6	5.8
Hong Kong Dollars	**–**	**1.6**	**1.6**	–	1.6	1.6
Japanese Yen	**–**	**24.2**	**24.2**	–	19.9	19.9
Singapore Dollars	**–**	**1.8**	**1.8**	–	4.4	4.4
Sterling	**–**	**2.6**	**2.6**	–	–	–
US Dollars	**–**	**39.0**	**39.0**	–	60.8	60.8
Other	**–**	**0.6**	**0.6**	–	0.3	0.3
Total financial liabilities	**4.5**	**69.9**	**74.4**	0.2	92.6	92.8

As at the year end, the non-interest bearing financial liabilities were £3.4m (2001: £4.7m), which were predominantly denominated in Euros.

At 31 March the financial liabilities of the Group comprised:	2002 £M	2001 £M
Bank overdrafts repayable on demand (unsecured)	**1.9**	0.4
Current instalments of loans (see note 25)	**19.7**	23.4
Loans repayable between one and two years (see note 25)	**–**	0.1
Loans repayable between two and five years (see note 25)	**50.0**	68.9
Loans repayable in more than five years (see note 25)	**2.8**	–
	74.4	92.8

The weighted average interest rate of the fixed-rate financial liabilities was 3.85% (2001: 3.83%). The weighted average period to maturity for which the rates are fixed is 2,165 days (2001: 434 days). The floating rate financial liabilities comprise bank borrowings, bearing interest at rates fixed in advance for periods ranging from overnight to 12 months by reference to the relevant inter-bank rate, plus overdraft balances.

(b) Borrowing facilities

As at 31 March 2002 the Group had a £176.1m committed borrowing facility (2001: £193.7m) denominated in US Dollars, of which £127.6m was undrawn (2001: £124.8m). The undrawn amount will all expire in between two and five years.

(c) Fair values of financial assets and financial liabilities

It is considered that the fair value of all the Group's financial assets and liabilities approximates to their carrying value because of the short term nature of these amounts.

(d) Group hedging

The Group hedges a very high percentage of the foreign currency exposure arising from its trading activities over the course of the next 12 months, through the use of forward foreign exchange contracts.

The Company provides foreign currency inter-company loans to a number of its subsidiaries. The foreign currency asset in the parent company is hedged in full using currency swaps. This has the effect on a Group basis of converting an inter-company loan into a partial hedge against net foreign currency assets in the relevant currency.

The following table shows the nominal Sterling amount of the forward foreign exchange contracts in place at 31 March 2002 valued at the forward contracted rates and at the year end rates. The difference between the two is the unrecognised gain or loss. The hedges have no book value.

26 Financial risk management continued

Forward foreign exchange contracts	2002 HEDGING TRADING FLOWS £M	HEDGING INTER COMPANY DEBT £M	TOTAL £M	2001 HEDGING TRADING FLOWS £M	HEDGING INTER COMPANY DEBT £M	TOTAL £M
Notional principal amounts valued at the contracted rates:						
to sell Sterling and buy foreign currency	(16.7)	–	(16.7)	(9.5)	–	(9.5)
to buy Sterling and sell foreign currency	56.4	5.0	61.4	63.6	3.6	67.2
Total net amount:	39.7	5.0	44.7	54.1	3.6	57.7
Unrecognised gains and losses compared to year end rates:						
gains			0.7			1.0
losses			(0.1)			–
Total net unrecognised gains			0.6			1.0
Fair value at 31 March 2002*			44.1			56.7

*Fair value is calculated as the amount of Sterling that would be received if the net amount of foreign currency sold forward was revalued at year end rates.

Gains and losses on hedges	GAINS £M	LOSSES £M	TOTAL NET GAINS (LOSSES) £M
Unrecognised gains and losses at 1 April 2001	1.0	–	1.0
Gains and losses arising in previous years that were recognised in the year ended 31 March 2002	(1.0)	–	(1.0)
Gains and losses arising before 1 April 2001 that were not recognised in the year ended 31 March 2002	–	–	–
Gains and losses arising in the year ended 31 March 2002 that were not recognised in the year	0.7	(0.1)	0.6
Unrecognised gains and losses on hedges at 31 March 2002	0.7	(0.1)	0.6

(e) Currency exposures

At 31 March 2002 the Group had no forecast foreign currency exposures for the year ended 31 March 2003 which were not covered by forward foreign exchange contracts (2001: nil).

27 Provisions for liabilities and charges

	GROUP DEFERRED TAXATION (AS RESTATED) £M	COMPANY DEFERRED TAXATION £M
At 1 April 2001	11.2	1.6
Profit and loss account	(1.0)	0.9
Translation differences	–	–
At 31 March 2002	10.2	2.5

Deferred taxation	GROUP 2002 £M	GROUP 2001 (AS RESTATED) £M	COMPANY 2002 £M	COMPANY 2001 £M
Amounts provided:				
Accelerated capital allowances	10.5	11.0	2.1	1.9
Tax losses	(5.7)	(2.5)	–	–
Goodwill	4.5	2.9	–	–
Other short term timing differences	0.9	(0.2)	0.4	(0.3)
	10.2	11.2	2.5	1.6

Deferred taxation				
Amounts not provided:				
Rolled over capital gains	0.5	0.5	–	–
Tax losses	(11.3)	(9.3)	–	–
	(10.8)	(8.8)	–	–

The tax losses above have not been recognised as recoverability is uncertain.

Notes to the consolidated accounts continued

For the year ended 31 March 2002

28 Lease commitments

The Group has entered into non-cancellable leases in respect of plant and machinery, the payments for which extend over a period of up to five years. The total annual rental (including interest) for 2002 was £2.2m (2001: £1.2m). The lease agreements provide that the Group will pay all insurance, maintenance and repairs. In addition, the Group leases certain properties on short and long term leases. The annual rental on these leases was £9.9m (2001: £7.1m). The rents payable under these leases are subject to renegotiation at various intervals specified in the leases. The Group pays all insurance, maintenance and repairs of these properties. The minimum annual rentals under the foregoing leases are as follows:

	GROUP PROPERTIES 2002 £M	2001 £M	PLANT AND MACHINERY 2002 £M	2001 £M	COMPANY PROPERTIES 2002 £M	2001 £M
Operating leases which expire:						
within one year	**0.9**	2.9	**0.5**	0.3	**0.2**	0.4
within two to five years	**7.2**	7.0	**4.4**	0.9	**–**	0.2
after five years	**2.4**	1.9	**–**	–	**–**	–
	10.5	11.8	**4.9**	1.2	**0.2**	0.6

29 Contingent liabilities

At 31 March 2002 the following contingent liabilities existed:

COMPANY

Guarantees in respect of bank facilities available to certain subsidiaries up to a maximum of £44.0m (2001: £36.3m), of which £13.0m (2001: £13.6m) had been drawn down by the end of the year.

30 Share capital	2002 NUMBER OF SHARES	2001 NUMBER OF SHARES	2002 £M	2001 £M
Ordinary shares of 10p each:				
Authorised	**500,000,000**	500,000,000	**50.0**	50.0
Called up and fully paid:				
At 1 April 2001	**434,242,103**	433,510,445	**43.4**	43.3
New share capital subscribed	**756,278**	731,658	**0.1**	0.1
At 31 March 2002	**434,998,381**	434,242,103	**43.5**	43.4

All of the new share capital subscribed in 2002 related to the exercise of share options (see note 31), and included 425,233 shares which were issued to the QUEST to satisfy options granted under the savings-related share option schemes. The shares were issued at market value of £2.1m at the dates of subscription. The QUEST was funded by contributions of £2.1m from employees in respect of the exercise of options over 556,927 shares. The QUEST is obliged to waive dividends in respect of all shares in the Company it holds.

31 Share option schemes	EXECUTIVE OPTIONS 1988 SCHEME	SAYE SCHEMES	US S423 SCHEME	TOTAL
Movement in outstanding options:				
At 1 April 2001	3,025,185	3,039,016	–	6,064,201
Grants in the year	875,350	2,716,774	71,030	3,663,154
Options exercised	(272,570)	(603,917)	–	(876,487)
Options lapsed	(71,750)	(1,680,886)	–	(1,752,636)
At 31 March 2002	**3,556,215**	**3,470,987**	**71,030**	**7,098,232**
Consideration in respect of exercises	£0.7m	£2.3m	–	£3.0m
Options granted	1992 to 2001	1996 to 2001	2001	
Period of option	2002 to 2011	2002 to 2006	2002 to 2003	
Price per share				
Lowest	165.6p	314.0p	434.0p	
Highest	686.0p	529.0p	434.0p	
Weighted average	489.7p	434.1p	434.0p	

Executive Share Options are normally exercisable during the period between the third and tenth anniversaries of the date of grant. For options issued prior to 1999 not more than 50% of the option may be exercised prior to the fifth anniversary of the date of grant and not more than 80% prior to the seventh anniversary. For options issued in 1999 or later, exercise is subject to meeting a performance target. Options issued under the SAYE schemes are normally exercisable during the period of six months following either the third or fifth anniversary of the date of grant. Following shareholder approval at the 2001 AGM, the US Section 423 scheme was set up during the year. 20% of options issued under this scheme are exercisable on or after the first anniversary of the date of grant, with the balance exercisable after the second anniversary. Share options outstanding to the Directors of the Company are detailed in the Report of the Remuneration Committee commencing on page 26. The consideration received in respect of SAYE options includes £2.1m (2001: £2.7m) received from the QUEST.

32 Reserves	NOTE	SHARE PREMIUM ACCOUNT £M	PROFIT AND LOSS ACCOUNT £M	TOTAL £M
GROUP				
At 1 April 2001 as previously stated		34.9	338.2	373.1
Prior year adjustment	34	–	(1.6)	(1.6)
At 1 April 2001 as restated		34.9	336.6	371.5
Retained loss for the year		–	(6.3)	(6.3)
Translation differences		–	0.5	0.5
Premium on new share capital subscribed		2.9	–	2.9
At 31 March 2002		**37.8**	**330.8**	**368.6**
COMPANY				
At 1 April 2001		34.9	154.5	189.4
Retained profit for the year		–	63.4	63.4
Premium on new share capital subscribed		2.9	–	2.9
At 31 March 2002		**37.8**	**217.9**	**255.7**

The cumulative amount of goodwill written off directly to consolidated profit and loss reserves in respect of subsidiaries that form part of the Group's continuing activities at 31 March 2002 is £42.8m (2001: £42.8m).

33 Reconciliations of movements in shareholders' funds	NOTE	GROUP 2002 £M	2001 (AS RESTATED) £M	COMPANY 2002 £M	2001 £M
Profit for the year		**62.9**	71.0	**132.6**	70.8
Dividend		**(69.2)**	(59.8)	**(69.2)**	(59.8)
Retained (loss) profit for the year		**(6.3)**	11.2	**63.4**	11.0
Write back of goodwill on closure		**–**	1.0	**–**	1.0
Translation differences		**0.5**	24.4	**–**	0.1
New share capital subscribed		**3.0**	3.8	**3.0**	3.8
Net (reduction) addition to equity		**(2.8)**	40.4	**66.4**	15.9
Equity shareholders' funds at the beginning of the year as originally stated		**416.5**	374.5	**232.8**	216.9
Prior year adjustment: implementation of FRS19	34	**(1.6)**	–	**–**	–
Equity shareholders' funds at the beginning of the year		**414.9**	374.5	**232.8**	216.9
Equity shareholders' funds at the end of the year		**412.1**	414.9	**299.2**	232.8

34 Prior year adjustment – adoption of FRS19

The Group has adopted FRS19 Deferred tax in the current year. This standard requires companies to change from a policy of partial provision for deferred tax to full provision.

A prior year adjustment has been made to reflect this change in accounting policy and has been finalised from the original estimate included within the Interim Statement for the six months to 30 September 2001.

The effect of the change in accounting policy has been to increase the taxation charge in the current and prior periods as set out below:

	2002 £M	2001 £M
Taxation on profit on ordinary activities: overseas taxation	**(1.6)**	(1.6)
Profit for the period	**(1.6)**	(1.6)

The adjustments to the provisions for liabilities and charges at 31 March 2001 are as follows:	
Provision for deferred taxation	(1.6)
Equity shareholders' funds	(1.6)

Notes to the consolidated accounts continued

For the year ended 31 March 2002

35 Gross cash flows – Group

	2002 £M	2001 £M
Returns on investments and servicing of finance		
Interest received	**0.8**	0.4
Interest paid	**(4.5)**	(7.1)
Net cash outflow from returns on investments and servicing of finance	**(3.7)**	(6.7)
Capital expenditure and financial investment		
Purchase of tangible fixed assets*	**(46.4)**	(22.6)
Sales of tangible fixed assets	**4.7**	0.8
Receipt of capital grants	**1.8**	–
Purchase of own shares	**(1.2)**	(2.5)
Net cash outflow for capital expenditure and financial investment	**(41.1)**	(24.3)

*Including capital accruals the purchase of fixed assets figure would be: 2002 £47.2m (2001: £26.0m).

	2002 £M	2001 £M
Management of liquid resources		
Net (increase) decrease in bank deposits	**(9.6)**	18.2
Net cash (outflow) inflow from management of liquid resources	**(9.6)**	18.2
Financing		
Issue of ordinary share capital	**3.0**	3.8
New bank loans	**4.4**	–
Repayment of bank loans	**(22.8)**	(46.6)
Net cash outflow from financing	**(15.4)**	(42.8)

36 Analysis of changes in net debt – Group

	At 1 April 2001 £M	Cash flows £M	Other non-cash changes £M	Translation differences £M	At 31 March 2002 £M
Cash at bank and in hand	10.6	(5.3)		(0.2)	**5.1**
Overdrafts	(0.4)	(1.6)		0.1	**(1.9)**
		(6.9)			
Current instalments of loans	(23.4)	24.0	(20.6)	0.3	**(19.7)**
Loans repayable after more than one year	(69.0)	(5.6)	20.6	1.2	**(52.8)**
		18.4			
Current asset investments	6.7	9.6		–	**16.3**
	(75.5)	21.1	–	1.4	**(53.0)**

37 Principal exchange rates

	2002 Average	2002 Closing	2001 Average	2001 Closing
United States Dollar	**1.43**	**1.42**	1.48	1.42
Euro	**1.63**	**1.63**	1.63	1.61
Japanese Yen	**180**	**189**	164	178

Five year record

YEAR ENDED 31 MARCH	2002 £M	2001 £M	2000 £M	1999 £M	1998 £M
Turnover					
RS/Allied	**759.6**	823.9	711.2	621.2	614.3
Pact	**–**	31.2	50.2	55.9	48.1
Group	**759.6**	855.1	761.4	677.1	662.4
Operating profit					
RS/Allied (including Groupwide process costs)	**108.7**	130.9	118.3	103.2	110.0
Pact	**–**	–	0.5	2.8	2.4
Operating profit – before amortisation of goodwill	**108.7**	130.9	118.8	106.0	112.4
Amortisation of goodwill	**(12.0)**	(11.6)	(8.0)	–	–
Exceptional loss on closure	**–**	(6.9)	–	–	–
Net interest (payable) receivable	**(3.2)**	(6.8)	(3.5)	6.4	5.8
Profit before taxation	**93.5**	105.6	107.3	112.4	118.2
Profit before taxation and exceptional loss	**93.5**	112.5	107.3	112.4	118.2
Profit before taxation, exceptional loss and goodwill amortisation	**105.5**	124.1	115.3	112.4	118.2
Taxation	**(30.6)**	(34.6)	(33.4)	(36.0)	(37.3)
Profit after taxation	**62.9**	71.0	73.9	76.4	80.9
Minority equity interests	**–**	–	–	–	(0.3)
Group profit for the year	**62.9**	71.0	73.9	76.4	80.6
Dividends	**(69.2)**	(59.8)	(51.9)	(45.1)	(38.6)
Retained (loss) profit	**(6.3)**	11.2	22.0	31.3	42.0
Goodwill	**208.5**	219.7	205.7	–	–
Net (debt) funds	**(53.0)**	(75.5)	(95.8)	120.6	87.9
Other net assets	**256.6**	270.7	264.6	232.7	228.6
Net assets employed	**412.1**	414.9	374.5	353.3	316.5
Number of shares in issue (million)					
Weighted average	**434.1**	433.1	431.4	429.4	427.0
Year end	**435.0**	434.2	433.5	431.1	428.4
Dividends per share	**15.9p**	13.8p	12.0p	10.5p	9.0p
Earnings per share (before amortisation of goodwill and exceptional loss)	**17.3p**	20.2p	19.0p	17.8p	18.9p
Profit before taxation and exceptional loss on net assets	**22.7%**	27.1%	28.7%	31.8%	37.3%
Average number of employees	**4,974**	5,041	4,704	4,302	4,316
Share price at 31 March	**478.0p**	548.0p	636.0p	465.0p	527.5p
Net asset value per share	**94.7p**	95.6p	86.4p	82.0p	73.9p

All four prior years have been restated in accordance with FRS19 Deferred tax.

Annual General Meeting

The Annual General Meeting of Electrocomponents plc will be held at 12 noon on Friday 19 July 2002 at the International Management Centre, 5000 Oxford Business Park South, Oxford OX4 2BH. The Notice of the Annual General Meeting and full details of the business to be conducted thereat is being sent to shareholders in a separate circular dated 18 June 2002. However, the following is a brief summary of the matters to be dealt with.

Ordinary business

Report and accounts

To receive the accounts and the reports of the Directors and the Auditors for the year ended 31 March 2002.

Declaration of dividend

To declare a final dividend on the ordinary shares.

Retiring Directors

To re-elect Mr K Hamill, Mr R A Lawson and Dr F D Lennertz as Directors of the Company.

Remuneration policy

To receive the remuneration policy as set out in the Report of the Directors for the year ended 31 March 2002.

Auditors' appointment and remuneration

To reappoint KPMG Audit Plc as Auditors of the Company and to authorise the Directors to agree their remuneration.

Special business

Long Term Incentive Share Option Plan

To authorise a new share option plan to replace both the Company's existing Long Term Incentive Plan and the Executive Share Option Scheme for the benefit of Executive Directors and senior executives.

Renewal of annual authority to purchase own shares

Approval to renew authority to permit the Company to purchase up to approximately 5% of the ordinary share capital of the Company.

Principal locations

United Kingdom
Electrocomponents plc
International Management Centre
5000 Oxford Business Park South
Oxford OX4 2BH
United Kingdom
Tel: (44) (0) 1865 204000
Fax: (44) (0) 1865 207400
www.electrocomponents.com

RS Components Ltd
PO Box 99, Corby
Northants NN17 9RS
United Kingdom
Tel: (44) (0) 1536 201234
Fax: (44) (0) 1536 405678
rswww.com

Electrospeed
Stanstead Road
Boyatt Wood, Eastleigh
Hants SO50 4ZY
United Kingdom
Tel: (44) (0) 2380 641111
Fax: (44) (0) 2380 620316
www.electrospeed.com

Rest of Europe
RS Components GesMBH
Postfach 79
Albrechtser Strasse 11
A-3950 Gmünd
Austria
Tel: (43) 2852 53765
Fax: (43) 2852 54650
www.rs-components.at

RS Components BV
Boulevard de la Cambre /
Terkamerenlaan 33
Boite 6
1000 Bruxelles
Belgium
Tel: (32) 2 544 15 60
Fax: (32) 2 544 15 69
www.rs-components.be

RS Components A/S
Vibevej 11
DK-2400 Copenhagen NV
Denmark
Tel: (45) 38 16 9900
Fax: (45) 38 10 3319
www.rs-components.dk

Radiospares Composants SNC
Rue Norman King
BP453
F-60031 Beauvais Cedex
France
Tel: (33) 3 44 10 1500
Fax: (33) 3 44 10 1604
www.radiospares.fr

RS Components GmbH
Hessenring 13b
64546 Mörfelden-Walldorf
Frankfurt
Germany
Tel: (49) 6105 401234
Fax: (49) 6105 401115
www.rs-components.de

Radionics Ltd
Glenview Industrial Estate
Herberton Road, Rialto
Dublin 12
Republic of Ireland
Tel: (353) 1 4153123
Fax: (353) 1 4153111
www.radionics.ie

RS Components SpA
Via De Vizzi, 93/95
1-20092 Cinisello Balsamo
Milano
Italy
Tel: (39) 02 660 581
Fax: (39) 02 660 58051
www.rs-components.it

RS Components BV
Bingerweg 19
2031 AZ Haarlem
The Netherlands
Tel: (31) 23 516 6500
Fax: (31) 23 516 6501
www.rs-components.nl

RS Components AS
Longhammarveien 7
5536 Haugesund
Norway
Tel: (47) 5276 3200
Fax: (47) 5276 3296
www.rs-components.no

Amidata SA
Avda. De Córdoba 21
28026 Madrid
Spain
Tel: (34) 91 5000408
Fax: (34) 91 4756747
www.amidata.es

RS Components AB
Kirunaplan 5
162 68 Vällingby
Sweden
Tel: (46) 8 445 89 00
Fax: (46) 8 687 11 52
www.rs-components.se

North America
Allied Electronics Inc.
7410 Pebble Drive
Fort Worth, Texas
TX 76118 – 6997
United States of America
Tel: (1) 817 595 3500
Fax: (1) 817 595 6404
www.alliedelec.com

Allied Electronics (Canada) Inc.
1701 Woodward St.
Ste 108, Ottawa
Ontario, K2C-0R4
Canada
Tel: (1) 613 228 1964
Fax: (1) 613 228 8006
www.alliedelec.com

Japan
RS Components KK
West Tower 12F
Yokohama Business Park
134 Godocho, Hodogaya
Yokohama, Kanagawa 240-0005
Japan
Tel: (81) 45 335 8550
Fax: (81) 45 335 8554
rswww.co.jp

Rest of World
RS Components Pty Ltd
PO Box 6864
Wetherill Park
New South Wales 2164
Australia
Tel: (61) 29 681 8552
Fax: (61) 29 681 8614
www.rs-components.com.au

RS Componentes Electrónicos Limitada
Avda. Américo Vespucio 2290
Conchalí, Santiago
Chile
Tel: (56) (0) 2 668 1400
Fax: (56) (0) 2 668 1410
www.rschile.cl

RS Components Sdn Bhd
Lot 12, Jalan Pensyarah U1/28
Seksyen U1
Hicom Glenmarie Industrial Park
40150 Shah Alam
Selangor Darul Ehsan
Malaysia
Tel: (603) 5032 1133
Fax: (603) 5032 2133
www.rswww.com.my

RS Components Ltd
13th Floor Wyler Centre Phase II
192-200 Tai Lin Pai Road
New Territories, Kwai Chung
Hong Kong
Tel: (852) 2610 2990
Fax: (852) 2610 2991
www.rswww.com.hk

RS Components & Controls (India) Ltd
44 Okhla Industrial Estate
New Delhi 110020
India
Tel: (91) 11 63 26 991/2
Fax: (91) 11 63 26 993
www.rs-components.com/india

RS Components Limited
Units 30 & 31 Warehouse World
761 Great South Road
Penrose, Auckland
New Zealand
Tel: (64) 9 526 1600
Fax: (64) 9 579 1700
www.rs-components.co.nz

RS Components Pte Ltd
31 Tech Park Crescent
Singapore 638040
Tel: (65) 865 3400
Fax: (65) 865 6766
www.rscomp.com.sg

RS Components Ltd
Unit 21
81 Multinational Bancorporation Centre
6805 Ayala Avenue, Makati City
Philippines
Tel: (63) 2 888 4030/4033
Fax: (63) 2 888 4034-4036
www.rswww.com.ph

RS Components (SA)
PO Box 12182
Vorna Valley 1686, Midrand
South Africa
Tel: (27) 11 466 1565
Fax: (27) 11 466 1577
www.rs-components.com/south-africa

RS Components Limited
10F No 3, Section 1
Ming Sheng Road
Panchiao, Taipei Hsien
Taiwan, ROC
Tel: (886) 2 2959 9938
Fax: (886) 2 2959 9939
www.rswww.com.tw

RS Components Ltd, Mainland China Liaison Offices
Beijing: (86) (0) 10 6588 2976
Guangzhou: (86) (0) 20 8732 1859
Shanghai: (86) (0) 21 5385 4238
Shenzhen: (86) (0) 775 232 5692
Wuhan: (86) (0) 27 8732 2601
Xian: (86) (0) 29 821 4848

Registered office, advisers and financial calendar

Registered office
Electrocomponents plc
International Management Centre
5000 Oxford Business Park South
Oxford OX4 2BH
Company number: 647788
Telephone: (44) (0) 1865 204000
Fax: (44) (0) 1865 207400
Website: www.electrocomponents.com

Financial calendar
Announcement of results
The results of the Group are normally published at the following times.

Interim report for the six months to 30 September in early November.
Preliminary announcement for the year to 31 March in late May.
Report and Accounts for the year to 31 March in June.

Dividend payments
Current policy is to make dividend payments at the following times:
Interim dividend in January
Final dividend in July

2002 final dividend

Ex-dividend date	19 June
Record date	21 June
Annual General Meeting	19 July
Dividend paid	24 July

Advisers
Auditors
KPMG Audit Plc
PO Box 695, 8 Salisbury Square
London EC4Y 8BB

Bankers
HSBC Bank plc
Poultry
London EC2P 2BX

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Merchant Bankers
Schroder Salomon Smith Barney
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Registrars and transfer office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Solicitors
Norton Rose
Kempson House, Camomile Street
London EC3A 7AN

Stockbrokers
UBS Warburg
1 Finsbury Avenue
London EC2M 2PP

Index

Electrocomponents plc

International Management Centre
5000 Oxford Business Park South
Oxford OX4 2BH
United Kingdom

t: (44) (0) 1865 204000
f: (44) (0) 1865 207400
www.electrocomponents.com

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

02 JUL 30

Return of Allotment of Share

CHFPO83

Company Number 647788

Company name in full Electrocomponents Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From: Day	Month	Year	To: Day	Month	Year
	28	06	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,600	7,860	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	165.6p	238.6p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name APOLLO NOMINEES LIMITED Address 1 FINSBURY AVENUE, LONDON DESIG DEP PART 002 UK Postcode EC2M 2PP	ORDINARY	7,997
Name MRS SUZANNE MARGARET BARKER Address OLD TIMBERS CHURCH STREET NASEBY NORTHAMPTON UK Postcode NN6 6DA	ORDINARY	5,463
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	13,460

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 11 JULY 2002

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

C. COX, ELECTROCOMPONENTS PLC, 5000 OXFORD
BUSINESS PARK SOUTH OXFORD OX4 2BH

Full Text Announcement

Company	Electrocomponents PLC
TIDM	ECM
Headline	Long Term Incentive Plan
Released	14:56 4 Jul 2002
Number	2038Y

ELECTROCOMPONENTS PLC (" Electrocomponents")

Long Term Incentive Plan (the " Plan") – 1999 Awards

Electrocomponents announces the following:

In July 1999, the Remuneration Committee recommended to the Trustee of the Electrocomponents Employee Trust that conditional awards of Electrocomponents 10p ordinary shares ("Shares") be made under the Plan to Mr R. A. Lawson (Chairman), Mr J. L. Hewitt. (Deputy Chairman and Group Finance Director), Mr I. Mason (Group Chief Executive) and Mr R. B. Butler (Chief Process Officer)

On 3 July 2002, the Remuneration Committee confirmed that in accordance with the terms of the Performance Target set for the Awards granted in July 1999, they have recommended to the Trustee that:

42,727 of the original Award of 75,356 Electrocomponents Shares should be transferred to Mr. Lawson
28,869 of the original Award of 50,916 Electrocomponents Shares should be transferred to Mr. Hewitt
17,321 of the original Award of 30,549 Electrocomponents Shares should be transferred to Mr. Mason
20,208 of the original Award of 35,641 Electrocomponents Shares should be transferred to Mr. Butler

The transfers to be made for nil consideration and subject to the additional condition that the participants may not, in normal circumstances sell the shares before 30 June 2005.

The Trustees accepted the recommendation on 4 July 2002.

Following these transactions, Mr Lawson has an interest in 381,174 Shares, Mr Hewitt has an interest in 68,649 Shares, Mr Mason has an interest in 36,136 Shares and Mr Butler has an interest in 37,136 Shares, together representing less than 0.1% of the issued share capital of the Company.

In addition, as the Trust is a discretionary trust, each of the directors is, together with other employees of the Company and its subsidiaries, a beneficiary of the Trust and therefore interested in all of the shares in the Trust. As at 3 July 2002, there were 417,542 shares in the Trust.

CARMELINA CARFORA
GROUP COMPANY SECRETARY
(Tel: 01865 204000)

4 July 2002

END

Alison Cox

From: NewsAlert@hemscott.co.uk
Sent: 18 July 2002 16:39
To: alison.cox@electrocomponents.com
Subject: Electrocomponents - Price Monitoring

News Alert

***Hemscott *Hemscott Invest**

Electrocomponents - Price Monitoring Extension
***Website *Fundamentals *Share Price (ISP users click here first)**

RNS Number:8376Y
Electrocomponents PLC
18 July 2002

A Price Monitoring Extension has been activated in this security.

END

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This news story is brought to you by Hemscott

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Full Text Announcement

Other Announcements from this Company Send to a Friend

Company	Electrocomponents PLC
TIDM	ECM
Headline	AGM Statement
Released	12:00 19 Jul 2002
Number	8734Y

Embargoed to 12.00 noon 19 July 2002

ELECTROCOMPONENTS PLC

Statement Made At Annual General Meeting On 19 July 2002

Trading Update

We announced our results for the year ended 31 March 2002 on 29 May and since then our month to month daily sales have been flat. The regional pattern of changes in daily sales since January that we noted in May has persisted. Our cash flow has continued to be strong.

Contacts:

Ian Mason	Chief Executive	01865 204000
Jeff Hewitt	Deputy Chairman / Finance Director	01865 204000
Barnaby Fry	Flagship Consulting Ltd	0207 886 8440
Sarah Milward	Flagship Consulting Ltd	0207 886 8440

END

Company website

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The Companies Act 1985

Public Company Limited by Shares

Resolution

Of

Electrocomponents plc

Passed 19 July 2002

At the Annual General Meeting of Electrocomponents plc, duly convened and held on 19 July 2002, the following resolution was passed as a special resolution:

Special Resolution

9. THAT the Company is hereby generally and unconditionally authorised in accordance with section 166 of the Companies Act 1985 (the "**Act**") to make market purchases (within the meaning of section 163(3) of the Act) of the Ordinary Shares of 10p each in the Company ("**Ordinary Shares**") provided that:
   - (a) the maximum number of Ordinary Shares hereby authorised to be purchased is 21,752,413;
   - (b) the minimum price which may be paid for Ordinary Shares is 10p per Ordinary Share;
   - (c) the maximum price which may be paid for Ordinary Shares is an amount equal to 105% of the average of the middle-market quotations for an Ordinary Share taken from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the date of purchase;
   - (d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such time; and
   - (e) the Company may make a contract to purchase Ordinary Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of such contract.

....

Chairman

Full Text Announcement

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Company	Electrocomponents PLC
TIDM	ECM
Headline	Holding(s) in Company
Released	16:57 23 Jul 2002
Number	0216Z

Notification of a Substantial Shareholder

The Company received notification today (23rd July 2002) in accordance with the Companies Act (as amended) that Sprucegrove Investment Management Limited, a Canadian Company, and their affiliated companies have obtained a notifiable interest in 13,779,110 Ordinary Shares of 10p each in the Company which represents 3.16% of the total issued share capital of the Company.

The Company is informed that the shares to which this notification relates are registered as follows:

Registered Holder Shares

Citibank N.A. London 884,940

Deutsche Bank Trust Company Americas 947,420

Chase Nominees Limited 2,036,940

MSS Nominees Limited 2,021,380

Nortrust Nominees Limited 1,354,040

ROY Nominees Limited 2,934,084

State Street Nominees Limited a/c NP8E 1,652,381

State Street Nominees Limited a/c VN5D 328,015

State Street Nominees Limited a/c SM86 1,446,240

State Street Nominees Limited a/c AA1X 92,860

State Street Nominees Limited a/c JF2M 80,810

These interests are as an investment manager or as an operator of an authorised unit trust rather than as a beneficial owner.

CARMELINA CARFORA

Group Company Secretary

23 July 2002

END